UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.

Form 6-K

TABLE OF CONTENTS

Item
Print Announcement in the NCR Handelsblad, Amsterdam, The Netherlands, on May 18, 2007

Invitation to attend the Annual General Meeting of Shareholders of QIAGEN N.V.

Notice of Annual General Meeting of Shareholders

QIAGEN N.V. Proxy Statement 2007

Attendance Form for Annual General Meeting of Shareholders

Proxy for Annual General Meeting of Shareholders

QIAGEN N.V. Annual Report 2006

QIAGEN N.V. Annual Accounts 2006

Results of Annual General Meeting of Shareholders

Signatures

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 20, 2007

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Wednesday, June 20, 2007 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2006 (“Fiscal Year 2006”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2006;

4.	Adoption of the Annual Accounts for Fiscal Year 2006;

5.	Reservation and dividend policy;

6.	Approval of the performance of the Managing Board during Fiscal Year 2006, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2006;

7.	Approval of the performance of the Supervisory Board during Fiscal Year 2006, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2006;

8.	(Re-)appointment of six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2008;

9.	Reappointment of four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2008;

10.	Reappointment of Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2007;

11.	Extension of the Managing Board authority pursuant to Article 6 of the Articles of Association of the Company to acquire shares in the Company’s own share capital until December 20, 2008;

12.	Approval of an amendment to the Company’s Amended and Restated 2005 Stock Plan (the “Amended Plan”) to increase the number of Common Shares available for issuance under the Amended Plan by 2,000,000 shares;

13.	Questions;

14.	Closing.

Copies of the Annual Accounts for Fiscal Year 2006, the reports of the Supervisory Board and the Managing Board, the list of binding nominees for (re-)appointment to the Supervisory Board and the Managing Board and the information referred to under 2:142 paragraph 3 Dutch Civil Code can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting and through the website of the Company.

A proxy statement, together with an attendance form and form of proxy, has been mailed to registered shareholders on or about May 18, 2007. Registered shareholders wishing to exercise their shareholder rights in person are obliged to complete, sign and send the attendance form, such that the attendance form will be received by no later than close of business (New York time) on June 13, 2007 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

Registered shareholders wishing to exercise their shareholder rights by proxy, are obliged to complete, sign and send the proxy card, such that the proxy card will be received by no later than close of business (New York time) on June 15, 2007 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America. Registered shareholders may only exercise their shareholders rights for the shares registered in their name on the day of the meeting.

Registered holders of type II shares, as referred to in article 8.3 (ii) of the Articles of Association, are requested to state the serial number of the share certificates on the attendance form or proxy card.

The Company will send a card of admission to registered shareholders that have properly notified the Company of their intention to attend the Annual Meeting.

As in prior years the official language of the Annual General Meeting shall be the English language.

The Managing Board

Venlo, The Netherlands

May 18, 2007

D EAR SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Wednesday, June 20, 2007 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

We have attached a Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and an attendance form and proxy card for use in connection with the meeting.

The Company’s 2006 Annual Report is also enclosed and provides additional information regarding the financial results of the Company in 2006.

We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it to American Stock Transfer and Trust Company, as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. The signed attendance form must be returned no later than the close of business on June 13, 2007 in order for you to attend the meeting.

Whether or not you plan to attend the Annual General Meeting, it is important that your shares are represented. Therefore, please complete, sign, date and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. The proxy card must be received no later than the close of business on June 15, 2007 for your vote to count. This will ensure your proper representation at the Annual General Meeting. If you attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your proxy.

Sincerely,

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 18, 2007

YOUR VOTE IS IMPORTANT.

PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY CARD PROMPTLY.

QIAGEN N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 20, 2007

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Annual General Meeting”) of QIAGEN N.V. (the “Company”), a public limited liability company organized and existing under the laws of The Netherlands, will be held on Wednesday, June 20, 2007 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1.	Opening;

2.	Managing Board Report for the year ended December 31, 2006 (“Fiscal Year 2006”);

3.	Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Fiscal Year 2006;

4.	Adoption of the Annual Accounts for Fiscal Year 2006;

5.	Reservation and dividend policy;

6.	Approval of the performance of the Managing Board during Fiscal Year 2006, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2006;

7.	Approval of the performance of the Supervisory Board during Fiscal Year 2006, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2006;

8.	(Re-)appointment of six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2008;

9.	Reappointment of four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2008;

10.	Reappointment of Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2007;

11.	Extension of the Managing Board authority pursuant to Article 6 of the Articles of Association of the Company to acquire shares in the Company’s own share capital until December 20, 2008;

12.	Approval of an amendment to the Company’s Amended and Restated 2005 Stock Plan (the “Amended Plan”) to increase the number of Common Shares available for issuance under the Amended Plan by 2,000,000 shares;

13.	Questions;

14.	Closing.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2006, the reports of the Supervisory Board and the Managing Board, the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board and the information sent to the holders of registered shares can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

The Supervisory Board has fixed the close of business on Monday, May 7, 2007 as the notional record date for the determination of shareholders entitled to notice of the Annual General Meeting. However, in accordance with Dutch law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.

All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting.

Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience.

By Order of the Managing Board

/s/ Peer M. Schatz

PEER M. SCHATZ

Managing Director

Venlo, The Netherlands

May 18, 2007

QIAGEN N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

EXPLANATORY NOTES TO AGENDA

I.    General

The enclosed proxy card and the accompanying Notice of Annual General Meeting of Shareholders and agenda are being mailed to shareholders of QIAGEN N.V. (the “Company”) in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 20, 2007 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

These proxy solicitation materials were mailed on or about May 18, 2007 to all holders of record of registered shares as of Monday, May 7, 2007. The Company’s 2006 Annual Report is also enclosed and provides additional information regarding the financial results of the Company in 2006.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for the year ended December 31, 2006 (“Fiscal Year 2006”), the reports of the Supervisory Board and the Managing Board and the list and biographies of binding nominees for election to the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of Common Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

II.    Voting and Solicitation

In order to attend, address and vote at the Annual General Meeting, or vote by proxy, holders of record of registered shares are requested to advise the Company in writing in accordance with the procedures set forth in the Notice of Annual General Meeting of Shareholders. In accordance with Dutch law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.

As of May 7, 2007, there were 150,574,208 Common Shares outstanding. Shareholders are entitled to one vote for each Common Share held. Proposals presented to the shareholders at the Annual General Meeting shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General Meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the

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Annual General Meeting will not serve to revoke a proxy. Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked at or prior to the Annual General Meeting, will be voted at the Annual General Meeting.

III.    Explanatory Notes to Agenda Items

Explanatory Note to Items 2, 3, 4, 6 and 7—Adoption of the Annual Accounts

The shareholders of the Company are being asked to adopt the Annual Accounts for Fiscal Year 2006. The Annual Report and the Annual Accounts have been prepared by the Managing Board and approved by the Supervisory Board of the Company. As described at the Annual General Meeting held in 2004, on December 9, 2003 the Dutch Corporate Governance Committee published the Dutch Corporate Governance Code (the “Code”) containing the principles of good corporate governance and best practice provisions. The Code includes general principles and specific best practice provisions to be observed by Dutch listed companies, including their managing board members and supervisory board members, and their shareholders in relation to one another. In accordance with the Code, a listed company has to state in its Annual Report for fiscal year 2006 any best practice provisions of the Code with which it does not fully comply and to explain why and to what extent it does not comply with such provisions. Please see the “Corporate Governance” section of our Annual Report for further information.

Additionally, the shareholders of the Company are being asked to approve the performance of the Managing Board and the Supervisory Board, including a discharge from liability with respect to the exercise of their duties, for Fiscal Year 2006.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2006 and the reports of the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THESE ITEMS. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 5—Reservation and Dividend Policy

The Company’s reservation and dividend policy is to retain the profits by way of reserve, as is common among fast growing companies with significant future expansion potential in rapidly developing fields. Consequently, the Company will not pay a dividend to the shareholders out of the Fiscal Year 2006 profits. This policy benefits our shareholders by increasing share value, and the Company believes that this policy is aligned with shareholders’ taxation preferences.

Explanatory Note to Items 8 and 9—(Re-)appointment of the Supervisory Directors and the Managing Directors

The Supervisory Board and the Managing Board acting together at a joint meeting (the “Joint Meeting”) resolved to make a binding nomination for the reelection of four members of the Supervisory Board, election of two new members of the Supervisory Board and reelection of all current members of the Managing Board.

The Supervisory Board consists of such number of members, with a minimum of three members, as the Joint Meeting thereof may determine. The Supervisory Board presently consists of six members. Dr. Heinrich Hornef and Dr. Franz A. Wirtz have decided not to seek another term as Supervisory Board members. The Joint

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Meeting nominated Dr. Werner Brandt and Mr. Heino von Prondzynski to replace Drs. Hornef and Wirtz on the Supervisory Board. The Supervisory Directors are elected by vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a fiscal year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of four members. Managing Directors are appointed by vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, if such majority represents more than half the issued share capital.

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

By unanimous written consent dated as of April 25, 2007, the Joint Meeting resolved to make a binding nomination for six members of the Supervisory Board and four members of the Managing Board. The six binding nominees for election to the Supervisory Board positions are as follows, each nominee listed under “a” below has been proposed for (re-)election:

•	Nominations for position no. 1: a. Dr. Metin Colpan and b. Mr. Erik Hornnaess;

•	Nominations for position no. 2: a. Mr. Erik Hornnaess and b. Prof. Dr. Manfred Karobath;

•	Nominations for position no. 3: a. Prof. Dr. Manfred Karobath and b. Prof. Dr. Detlev H. Riesner;

•	Nominations for position no. 4: a. Prof. Dr. Detlev H. Riesner and b. Dr. Werner Brandt;

•	Nominations for position no. 5: a. Dr. Werner Brandt and b. Mr. Heino von Prondzynski; and

•	Nominations for position no. 6: a. Mr. Heino von Prondzynski and b. Prof. Dr. Carsten P. Claussen.

The Supervisory Board believes that these nominees meet the criteria for Supervisory Board positions, as approved by a resolution adopted by the Supervisory Board on May 3, 2006 and set forth on the Company’s website, and that they will make significant contributions to the Supervisory Board.

The binding nominations for each of the four Managing Board positions are as follows, each nominee listed under “a” below has been proposed for reelection:

•	Nominations for position no. 1: a. Mr. Peer M. Schatz and b. Dr. Joachim Schorr;

•	Nominations for position no. 2: a. Dr. Joachim Schorr and b. Mr. Bernd Uder;

•	Nominations for position no. 3: a. Mr. Bernd Uder and b. Mr. Roland Sackers; and

•	Nominations for position no. 4: a. Mr. Roland Sackers and b. Ms. Birgit Bergfried.

The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to “QIAGEN” and the “Company” in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Peer M. Schatz, 41, joined the Company in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master’s degree

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in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Vice Chairman and Audit Committee Chairman of Evotec AG and as director to Mulligan BioCapital AG, acted as a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange through 2004, and also serves as a member of the German Corporate Governance Commission.

Roland Sackers, 38, joined the Company in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a Managing Director. Between 1995 and 1999, he was an auditor with Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany with an M.B.A. Until 2006, he was a member of the supervisory board of IBS AG and a member of the Audit Committee of IBS AG. Since July 2004, Mr. Sackers has been a member of the board of directors of Operon Biotechnologies, Inc.

Dr. Joachim Schorr, 46, joined the Company in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served the Company as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R&D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the supervisory board of QBM Cell Sciences.

Bernd Uder, 49, joined the Company in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of the Company’s Sales & Marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining the Company, Mr. Uder gained wide experience in building up and coordinating world-wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech. Today, Mr. Uder is responsible for the extension and the improvement of efficiencies of the Company’s global distribution network.

Professor Dr. Detlev H. Riesner, 65, is a co-founder of the Company. He has been on the Company’s Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Düsseldorf. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath, AC Immune S.A., Lausanne and Neuraxo GmbH, Düsseldorf. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, the Friedrich-Loeffler-Institut, Isle of Riems, and PrioNet, Canada.

Dr. Metin Colpan, 52, is a co-founder of the Company and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GenPat77

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Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the supervisory board of Ingenium Pharmaceuticals AG in Munich, Germany.

Erik Hornnaess, 69, has been a member of the Supervisory Board since 1998, joined the Audit Committee in 2002 and the Compensation Committee in 2005. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath, 66, has been a member of the Supervisory Board since 2000. Prof. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member of the board of directors of Coley Pharmaceutical Group.

Dr. Werner Brandt, 53, has been a member of the Executive Board and the Chief Financial Officer of SAP AG since 2001. From 1999 to 2001, he was a member of the Executive Board and Chief Financial Officer of the German-American healthcare company, Fresenius Medical Care AG, where he also served as Labor Relations Director. From 1992 to 1999, Dr. Brandt was a member of the management board of Baxter Deutschland GmbH and Vice President for European Operations. In this capacity, he was responsible for Baxter’s financial operations in Europe. Dr. Brandt began his career in 1981 at the former Price Waterhouse GmbH (now PricewaterhouseCoopers) in Frankfurt. Dr. Brandt completed his Doctorate in business administration from the Technical University of Darmstadt, Germany in 1991, after studying business administration at the University of Nuremberg-Erlangen, Germany from 1976 to 1981. Dr. Brandt is currently a member of the supervisory boards of LSG Lufthansa Service Holding AG, Neu-Isenburg, Germany and SAP Systems Integration AG, Dresden, Germany.

Heino von Prondzynski, 57, retired in 2005 from Roche (SWX: RO) as Chief Executive Officer of Roche Diagnostics and a member of the Executive Committee of the Roche Group. He brings to QIAGEN a wealth of experience as a leader in the diagnostics industry and has played key roles in building the molecular diagnostics industry. Prior to joining Roche in 2000, Mr. von Prondzynski worked at Chiron, first as General Manager and Chief Executive Officer in Germany and Italy, later as President of the Vaccines Division in Emeryville, USA. Mr. von Prondzynski started his career with Bayer in Germany as a sales representative and later worked in Austria and Brazil as General Manager. He studied mathematics, geography and history at Westfälische Wilhelms University of Münster in Germany. Mr. Prondzynski is a director of BBMedtech, Koninklijke Philips Electronics NV and Epigenomics.

Professor Dr. jur. Carsten P. Claussen, 79, was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law, and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange.

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Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of TON ART AG, Düsseldorf; Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Birgit Bergfried, 41, joined the Company in 1997 as Managing Administrator. Ms. Bergfried holds a degree in Economics from the University of Applied Sciences in Aachen.

Information concerning the ownership of Common Shares of each nominee to the Supervisory Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD ACTING TOGETHER AT THE JOINT MEETING UNANIMOUSLY RECOMMEND THE (RE-)APPOINTMENT OF EACH PROPOSED NOMINEE TO THE SUPERVISORY BOARD AND THE MANAGING BOARD. EACH NOMINEE LISTED UNDER “A” IN THE NOMINATIONS ABOVE HAS BEEN PROPOSED FOR (RE-)APPOINTMENT. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 10—Reappointment of Auditors

On April 25, 2007, the Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of Ernst & Young Accountants to audit the financial statements of the Company for the fiscal year ending December 31, 2007. Ernst & Young audited the Company’s financial statements for Fiscal Year 2006.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 11—Extension of Certain Powers of the Managing Board

Pursuant to Article 6 of the Articles of Association, the Managing Board shall have the power to acquire shares in the Company’s own share capital, if and in so far as the Managing Board has been designated by a general meeting of shareholders for this purpose. This designation shall be valid for a specific period of no more than eighteen months and may from time to time be extended for a period of no more than eighteen months.

On June 22, 2006, the Managing Board was authorized at the Annual General Meeting to exercise the powers set forth in the above paragraph, without limitation against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 22, 2007. At the Annual General Meeting, the shareholders are being asked to extend the above stated powers of the Managing Board, which extension shall be valid up to and including December 20, 2008.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

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Explanatory Note to Item 12— Approval of an Amendment to the Company’s Amended and Restated 2005 Stock Plan (the “Amended Plan”) to increase the number of Common Shares available for issuance under the Amended Plan by 2,000,000 shares

We are asking you to approve an amendment to the Amended and Restated 2005 Stock Plan in order to increase the number of Common Shares available for issuance under the Amended Plan by 2,000,000 shares from 20,000,000 shares to 22,000,000 shares. The limited number of shares available under the Amended Plan today restricts the Company’s capability to incentivize its employees over the coming years.

General

On April 26, 2005, our Supervisory Board approved our Amended and Restated 2005 Stock Plan, which amended and restated in its entirety our 1996 Employee, Director and Consultant Stock Option Plan. The Amended Plan was approved by our shareholders on June 14, 2005. On April 25, 2007, the Supervisory Board voted to approve an amendment to the Amended Plan to increase the aggregate number of Common Shares available for issuance under the Amended Plan by 2,000,000 shares.

If our shareholders approve the amendment to the Amended Plan, the maximum number of shares that may be issued under the Amended Plan would be increased to 22,000,000. This number represents shares subject to outstanding awards under our Amended Plan as of May 7, 2007 of 12,176,638 shares, shares issued upon exercise of awards granted under the Amended Plan as of May 7, 2007 of 2,857,000 shares, shares available for, but not yet subject to, an award as of May 7, 2007 of 4,966,362 shares, plus the additional 2,000,000 shares to be authorized by this amendment.

The amendment to the Amended Plan is being submitted to our shareholders for approval at the meeting in order to (i) ensure favorable United States federal income tax treatment for grants of incentive stock options under Section 422 of the United States Internal Revenue Code of 1986 (the “Tax Code”), and (ii) comply with the listing standards of the NASDAQ Stock Market. Our Supervisory Board believes that the approval of an amendment to our Amended Plan to increase the number of Common Shares available for issuance under the Amended Plan is necessary to provide us with a sufficient number of shares to attract, retain and motivate employees, directors and consultants and to give us the flexibility we need to make various types of grants in light of the recent changes in United States tax and accounting rules relating to equity-based compensation.

Material Features of our Amended Plan

The following paragraphs provide a summary of the principal features of our Amended Plan and its operation. The following summary is qualified in its entirety by reference to our Amended Plan as set forth in Appendix I to this proxy statement.

The purpose of our Amended Plan is to encourage ownership of our Common Shares by our employees, directors and certain consultants in order to attract such people, to induce them to work for our benefit and to provide additional incentive for them to promote our success.

The Amended Plan provides for the grant of incentive stock options to our employees in the United States and non-qualified stock options, restricted and unrestricted stock awards and other stock-based awards to all employees, directors and consultants (approximately 2,000 people). The Supervisory Board grants awards under the Amended Plan to our employees and Managing Directors based on performance of such employees and Managing Directors. Since the holder cannot realize any value from his or her stock options unless the value of QIAGEN’s Common Shares is increased above the exercise price, increasing shareholder value in that quantifiable manner is the “performance criteria” that must be fulfilled for these options.

Upon approval of the amendment, an aggregate of 22,000,000 Common Shares will be reserved for issuance under our Amended Plan.

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In accordance with the terms of our Amended Plan, our Supervisory Board has authorized our Compensation Committee to administer the Amended Plan. The Compensation Committee may delegate part of its authority and powers under our Amended Plan to one or more of our Supervisory Directors and/or officers, but only the Compensation Committee can make awards to participants who are Supervisory Board members or executive officers of QIAGEN. In accordance with the provisions of the Amended Plan, our Compensation Committee will determine the terms of options and other awards, including:

•	the determination of which employees, directors and consultants will be granted options and other awards;

•	the number of shares subject to options and other awards;

•	the exercise price of each option;

•	the schedule upon which options become exercisable;

•	the termination or cancellation provisions applicable to options;

•	the terms and conditions of other awards, including conditions for repurchase, termination or cancellation, issue price and repurchase price; and

•	all other terms and conditions upon which each award may be granted in accordance with the Amended Plan.

Generally, options have a term of ten years or ten years and six months. Awards are generally subject to early termination upon the termination of employment or other relationship of the participant with us, whether such termination is at our option or as a result of the death or disability of the participant. Generally, in the event of a participant’s termination for cause, all outstanding awards shall be forfeited. No resident of the United States may receive awards for more than 500,000 Common Shares in any fiscal year. Our Amended Plan does not provide for the repricing of stock options or other awards.

In addition, our Compensation Committee may, in its discretion, amend any term or condition of an outstanding award provided (i) such term or condition as amended is permitted by our Amended Plan, and (ii) any such amendment shall be made only with the consent of the participant to whom such award was made, if the amendment is adverse to the participant.

If our Common Shares shall be subdivided or combined into a greater or smaller number of shares or if we issue any Common Shares as a stock dividend, the number of Common Shares deliverable upon exercise of an option issued or upon issuance of an award shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

Upon a merger or other reorganization event, our Supervisory Board, may, in their sole discretion, take any one or more of the following actions pursuant to our Amended Plan, as to some or all outstanding awards:

•	provide that all outstanding options shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•

in the event of a merger pursuant to which holders of our Common Shares will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of our Common Shares subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;

•	provide that all or any outstanding options shall become exercisable in full immediately prior to such event; and

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•

provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event.

Awards to certain of our employees become fully vested upon a change of control of the Company.

Our Amended Plan may be amended by our shareholders. It may also be amended by the Supervisory Board, provided that any amendment approved by the Supervisory Board which is of a scope that requires shareholder approval as required by the rules of the NASDAQ Stock Market, in order to ensure favorable United States federal income tax treatment for any incentive stock options under Tax Code Section 422, or for any other reason is subject to obtaining such shareholder approval. Our Amended Plan will expire on April 25, 2015.

New Plan Benefits

The amounts of future grants under the Amended Plan are not determinable as awards under the Amended Plan will be granted at the sole discretion of the Compensation Committee, we cannot determine at this time either the persons who will receive awards under the Amended Plan or the amount or types of any such awards.

On May 7, 2007, the closing market price per share of our Common Shares was $17.35, as reported by the NASDAQ Global Select Market.

As of May 7, 2007, awards to purchase an aggregate of 12,176,638 Common Shares were outstanding under the Amended Plan to employees, Managing Directors and Supervisory Directors of the Company, including 5,510,449 to Managing and Supervisory Directors of the Company as a group. Options were granted with exercise prices between $4.59 per share and $49.75 per share, which the Supervisory Board determined in good faith was the fair market value of the Common Shares as of the date of grant. Beginning in 2002, options granted to members of the Supervisory Board and the Managing Board have been granted with an exercise price higher than the market price at the date of grant. Generally, outstanding options become exercisable in cumulative annual installments of 33 1/3 percent each, beginning on the first anniversary date of the grant. In 2007, we began granting Restricted Stock Unit awards, which are rights to receive our Common Shares upon completion of the vesting period, to employees, Managing Directors and Supervisory Directors. These awards vest as to 40% of the award on the third anniversary of the date of grant, 50% of the award on the fifth anniversary of the date of grant and 10% of the award on the tenth anniversary of the date of grant. With respect to Senior Management of the Company, if employment of a member of Senior Management is terminated by the Company other than for cause prior to the third anniversary of the date of grant, then his award shall vest 0.363% per full month of employment.

On April 25, 2007, the Supervisory Board voted to approve an amendment to the Amended Plan to increase the aggregate number of Common Shares available for issuance under the Amended Plan by 2,000,000 shares. The Supervisory Board believes that the increase is advisable to give the Company the flexibility needed to attract, retain and motivate our employees.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

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COMMITTEES OF THE SUPERVISORY BOARD, MEETINGS AND SHAREHOLDER

COMMUNICATIONS TO THE BOARD

Meeting Attendance. During Fiscal Year 2006, there were five (5) meetings of the Supervisory Board, and the various committees of the Supervisory Board met a total of twenty-five (25) times. No supervisory director attended fewer than 75% of the total number of meetings of the Supervisory Board and of committees of the Supervisory Board on which he served during Fiscal Year 2006. The Board has adopted a policy under which the Chairman of the Supervisory Board and all members of the Managing Board attend each Annual General Meeting of shareholders, and all other members of the Supervisory Board attend each Annual General Meeting if possible.

Committees of the Supervisory Board. The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee

Prof. Dr. Detlev Riesner	✓			✓ (Chairman)

Dr. Heinrich Hornef	✓	✓ (Chairman)		✓

Prof. Dr. Manfred Karobath	✓		✓

Dr. Franz Wirtz	✓	✓	✓ (Chairman)

Erik Hornnaess	✓	✓	✓

We believe that all of our Supervisory Directors, except for Dr. Metin Colpan, meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. Pursuant to the Code, no more than one Supervisory Director could fail to qualify as independent, as defined in the Code. Presently, Dr. Colpan is not considered independent due to his former position as our Chief Executive Officer and member of our Managing Board. Dr. Colpan does not serve on any committees of the Supervisory Board.

Dr. Heinrich Hornef and Dr. Franz A. Wirtz have decided not to seek another term as Supervisory Board members. The Joint Meeting nominated Dr. Werner Brandt and Mr. Heino von Prondzynski to replace Drs. Hornef and Wirtz on the Supervisory Board.

Audit Committee. The Audit Committee, which met seven (7) times in Fiscal Year 2006, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com, consists of three members, Dr. Hornef (Chairman), Mr. Hornnaess and Dr. Wirtz, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of the Audit Committee meet the independence requirements as set forth in the Sarbanes-Oxley Act of 2002 and the Marketplace Rules of the NASDAQ Stock Market. The Audit Committee is responsible, together with the Managing Board, for the proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the General Meeting of Shareholders. The independent registered public accounting firm audits the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for pre-approving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm;

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discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse. The Board has designated Dr. Hornef as an “audit committee financial expert” as that term is defined in the United States Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002. Due to Dr. Hornef’s decision not to seek another term as a Supervisory Board member, the Board plans to appoint Dr. Brandt to the Audit Committee and to designate him as an “audit committee financial expert” after June 20, 2007, subject to his election as a member of the Supervisory Board by the Annual General Meeting of Shareholders.

Compensation Committee. The Compensation Committee, which met fourteen (14) times in Fiscal Year 2006, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com, and consists of three members, Dr. Wirtz (Chairman), Professor Karobath and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ Stock Market. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

Selection and Appointment Committee. The Selection and Appointment Committee, which met four (4) times in Fiscal Year 2006, operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com, and consists of two members, Prof. Riesner (Chairman) and Dr. Hornef. Members are appointed by the Supervisory Board and serve for a term of one year. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of the Company’s Supervisory Board and Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of the Company’s Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Shareholder Communications to the Board. Generally, shareholders who have questions or concerns should contact our Investor Relations department at +49-2103-29-11709. However, any shareholders who wish to address questions regarding our business directly with the Supervisory Board, or any individual Supervisory director, should direct questions in writing to the Chairman of the Board, Prof. Dr. Detlev Riesner, at QIAGEN N.V., Spoorstraat 50, 5911 KJ Venlo, The Netherlands.

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ADDITIONAL INFORMATION REGARDING COMPENSATION OF

MANAGING DIRECTORS

The objective of QIAGEN’s remuneration policy is to achieve a total remuneration level, both short-term and long-term, that is comparable with levels provided by other European and United States companies of similar size and complexity in a similar industry. The level and structure of remuneration was determined in light of, among other things, the business and financial results, strategic position, share price performance and other developments relevant to QIAGEN. Independent external compensation surveys have been taken into account in determining the appropriate remuneration levels for the members of the Managing Board.

Compensation of the members of the Managing Board consisted of a fixed salary and other variable components. Variable compensation included one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, such as stock options or other equity-based compensation, as well as pension plans. The variable part of the compensation was designed to strengthen the Managing Board members’ commitment to QIAGEN and its objectives.

To ensure overall competitiveness of the remuneration provided to the Managing Board, the Compensation Committee assessed the remuneration levels of the Managing Board members against those at other companies of similar size and complexity in similar industries (biotechnology, life sciences supplies, diagnostics and pharmaceuticals) in Europe and the United States, and German companies listed on the MDAX and TecDAX.

Each annual bonus was determined in accordance with QIAGEN’s global bonus scheme, which is applicable to management and certain employees of QIAGEN and its affiliates. The bonus was based on overall financial goals of QIAGEN, the individual performance of each Managing Board member and the performance of the department the respective Managing Board member is responsible for. Financial targets were based on net sales and operating income, adjusted for the impact of transactions, such as acquisitions. These targets were agreed upon by the Supervisory Board. Due to commercial and competitive considerations, QIAGEN does not publish the agreed upon targets. Bonus payments made to the members of the Managing Board are set forth in the first table below.

Members of the Managing Board are eligible to participate in a defined contribution benefit plan. They may also benefit from other non-cash compensation or benefit in kind. A typical example of such non-cash compensation is the use of a Company-owned car.

All members of the Managing Board participated in the defined contribution benefit plan, which is financed by conversion of the Managing Directors’ salaries and the Company’s contribution. Each plan participant is entitled to a one-time pension payment upon retirement after his 65th birthday. In the event of death prior to the age of 65, the invested funds are disbursed to the Managing Director’s heirs. In the event that the Managing Director’s service is terminated prior to his 65th birthday, the employee-financed part of the pension expectancy is paid out to the employee, and the employer-financed part is due to the employee only if the termination occurs after the fifth anniversary of the Managing Director’s participation in the defined contribution benefit plan. The amount of the 2006 contribution to the defined contribution benefit plan for each Managing Director is set forth in the second table below.

Equity-based compensation for each Managing Director is detailed in the third table below. In addition to non-qualified stock options, our Amended and Restated 2005 Stock Plan provides for grants of other equity-based awards, including incentive stock options, stock grants and restricted stock units. In 2006, members of the Managing Board did not receive any equity-based compensation.

The employment agreements between the Company and the Managing Board members Peer Schatz and Roland Sackers have an indefinite term, but can be terminated by the Company with six months’ notice and by the Managing Directors with three months’ notice. The employment agreements of Bernd Uder and Joachim

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Schorr have a fixed term until December 31, 2007. All members of the Managing Board have additional employment agreements with QIAGEN affiliates, which have terms beyond December 31, 2007. There are no arrangements for early retirement of the Managing Board members. In the event of a sale of the Company or a transfer of all or substantially all of the Company’s assets or business to an acquirer in one or several transactions, including a merger, consolidation or a transfer of shares to a third party, members of the Managing Board are entitled to a change of control bonus payment commensurate to a multiple of their then-current annual salary, including annual bonus. The multiple equals to five for Peer M. Schatz, three for Roland Sackers, and two for Bernd Uder and Joachim Schorr.

Year ended December 31, 2006	Annual Compensation
Name	Fixed Salary	Variable Cash Bonus	Other (1)	Total
Peer M. Schatz	$942,000	$373,000	$1,000	$1,316,000

Roland Sackers	$377,000	$128,000	$157,000	$662,000

Dr. Joachim Schorr	$259,000	$104,000	$38,000	$401,000

Bernd Uder	$276,000	$104,000	$10,000	$390,000

(1)	Amounts include, among others, inventor bonus and expatriate fringe pay. Does not include the reimbursement of certain expenses relating to travel incurred at the request of the Company or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% or the total salary and bonus reported for the officer.

Managing Board members also receive a variable component, in the form of equity-based compensation. Stock options granted to the Managing Board members must have an exercise price that is higher than the market price of the Company’s Common Shares at the time of grant. During 2006, no options or other equity-based compensation were granted to the members of the Managing Board.

Year ended December 31, 2006	Long-Term Compensation
Name	Defined Contribution Benefit Plan	Stock Options
Peer M. Schatz	$73,000	—

Roland Sackers	$63,000	—

Dr. Joachim Schorr	$23,000	—

Bernd Uder	$23,000	—

The following table sets forth the vested and unvested stock options of our Managing Directors as of February 1, 2007:

Name	Total Vested Options (1)	Total Unvested Options	Expiration Dates	Exercise Prices
Peer M. Schatz	2,399,876	—	1/2008 to 12/2015	$4.590 to $20.563

Roland Sackers	375,925	—	9/2009 to 12/2015	$8.940 to $20.563

Dr. Joachim Schorr	241,444	—	10/2011 to 12/2015	$8.940 to $17.900

Bernd Uder	192,607	—	3/2011 to 12/2015	$8.940 to $20.563

(1)	During 2005 and 2004, the vesting of certain stock options was accelerated. A sales restriction was imposed on the accelerated stock options, such that any shares obtained upon exercise of an accelerated option could not be sold prior to the original vesting date of such option.

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APPENDIX I

QIAGEN N.V.

AMENDED AND RESTATED 2005 STOCK PLAN

This Amended and Restated 2005 Stock Plan amends and restates in its entirety the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan.

1.	DEFINITIONS.

Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this QIAGEN N.V. 2005 Stock Plan, have the following meanings:

Administrator means the Board of Directors, unless it has delegated power to act on its behalf to the Committee, in which case the Administrator means the Committee (See Paragraph 4).

Affiliate means a corporation which, is a parent or subsidiary of the Company, direct or indirect, in an unbroken chain of corporations if, each of the corporations (except for the ultimate parent corporation) owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

Agreement means an agreement between the Company and a Participant delivered pursuant to the Plan, in such form as the Administrator shall approve.

Board of Directors means the Supervisory Board of the Company.

Code means the United States Internal Revenue Code of 1986, as amended.

Committee means the committee to which the Board of Directors has delegated power to act under or pursuant to the provisions of the Plan.

Common Stock means ordinary shares of the Company, 0.01 EUR par value per share.

Company means QIAGEN N.V., a limited liability company incorporated under the laws of The Netherlands having its corporate seat in the Venlo, The Netherlands.

Disability or Disabled means a permanent and total disability in which an individual is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

Employee means any employee of the Company or of an Affiliate (including, without limitation, an employee who is also serving as an officer or director of the Company or of an Affiliate), designated by the Administrator to be eligible to be granted one or more Stock Rights under the Plan.

Fair Market Value of a Share of Common Stock means:

(1) If the Common Stock is listed on a national securities exchange or traded in the over-the-counter market and sales prices are regularly reported for the Common Stock, the closing or last price of the Common Stock on the composite tape or other comparable reporting system on the applicable date and if such date is not a trading day, the last market trading day prior to such date;

(2) If the Common Stock is not traded on a national securities exchange but is traded on the over-the-counter market, if sales prices are not regularly reported for the Common Stock for the trading day referred to in clause (1), and if bid and asked prices for the Common Stock are regularly reported, either (a) the average of the mean between the bid and the asked price for the Common Stock at the close of trading in the over-the-counter market for the ten trading days on which Common Stock was traded immediately preceding the applicable date or (b) the mean between the bid and the asked price for the Common Stock at the close of trading in the over-the-counter market for the trading day on which Common Stock was traded immediately preceding the applicable date and if such date is not a trading day, the last market trading day prior to such date, as the Administrator shall determine; and

(3) If the Common Stock is neither listed on a national securities exchange nor traded in the over-the-counter market, such value as the Administrator, in good faith, shall determine.

ISO means an option meant to qualify as an incentive stock option under Section 422 of the Code.

Non-Qualified Option means an option which is not intended to qualify as an ISO.

Option means an ISO or Non-Qualified Option granted under the Plan.

Participant means an Employee, director, member of the Board of Directors or consultant of the Company or an Affiliate to whom one or more Stock Rights are granted under the Plan. As used herein, “Participant” shall include “Participant’s Survivors” where the context requires.

Plan means this QIAGEN N.V. Amended and Restated 2005 Stock Plan.

Shares means shares of the Common Stock as to which Stock Rights have been or may be granted under the Plan or any shares of capital stock into which the Shares are changed or for which they are exchanged within the provisions of Paragraph 3 of the Plan. The Shares issued under the Plan may be authorized and unissued shares or shares held by the Company in its treasury, or both.

Stock-Based Award means a grant by the Company under the Plan of an equity award or equity based award which is not an Option or Stock Grant.

Stock Grant means a grant by the Company of Shares under the Plan.

Stock Right means a right to Shares or the value of Shares of the Company granted pursuant to the Plan—an ISO, a Non-Qualified Option, a Stock Grant or a Stock-Based Award.

Survivor means a deceased Participant’s legal representatives and/or any person or persons who acquired the Participant’s rights to a Stock Right by will or by the laws of descent and distribution.

2.	PURPOSES OF THE PLAN.

The Plan is intended to encourage ownership of Shares by Participants in order to attract such people, to induce them to work for the benefit of the Company or of an Affiliate and to provide additional incentive for them to promote the success of the Company or of an Affiliate. The Plan provides for the granting of ISOs, Non-Qualified Options, Stock Grants and Stock-Based Awards.

3.	SHARES SUBJECT TO THE PLAN.

The number of Shares subject to this Plan as to which Stock Rights may be issued from time to time pursuant to this Plan, shall be 22,000,000 or the equivalent of such number of Shares after the Administrator, in its sole discretion, has interpreted the effect of any stock split, stock dividend, combination, recapitalization or similar transaction in accordance with Paragraph 24 of the Plan.

If an Option ceases to be outstanding, in whole or in part (other than by exercise), or if the Company shall reacquire (at no more than its original issuance price) any Shares issued pursuant to a Stock Grant or Stock-Based Award, or if any Stock Right expires or is forfeited, cancelled, or otherwise terminated or results in any Shares not being issued, the unissued Shares which were subject to such Stock Right shall again be available for issuance from time to time pursuant to this Plan.

4.	ADMINISTRATION OF THE PLAN.

The Administrator of the Plan will be the Board of Directors, except to the extent the Board of Directors delegates its authority to the Committee, in which case the Committee shall be the Administrator. Subject to the provisions of the Plan, the Administrator is authorized to:

a.	Interpret the provisions of the Plan and all Stock Rights and to make all rules and determinations which it deems necessary or advisable for the administration of the Plan;

b.	Determine which Employees, directors and consultants shall be granted Stock Rights;

c.	Determine the number of Shares for which a Stock Right or Stock Rights shall be granted;

d.	Specify the terms and conditions upon which a Stock Right or Stock Rights may be granted; and

e.	Adopt any sub-plans applicable to residents of any specified jurisdiction as it deems necessary or appropriate in order to comply with or take advantage of any tax or other laws applicable to the Company or to Participants or to otherwise facilitate the administration of the Plan, which sub-plans may include additional restrictions or conditions applicable to Stock Rights or Shares issuable pursuant to a Stock Right;

provided, however, that all such interpretations, rules, determinations, terms and conditions shall be made and prescribed in the context of preserving the tax status under Section 422 of the Code of those Options which are designated as ISOs. Subject to the foregoing, the interpretation and construction by the Administrator of any provisions of the Plan or of any Stock Right granted under it shall be final, unless otherwise determined by the Board of Directors, if the Administrator is the Committee. In addition, if the Administrator is the Committee, the Board of Directors may take any action under the Plan that would otherwise be the responsibility of the Committee.

To the extent permitted under applicable law, the Board of Directors or the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person selected by it. The Board of Directors or the Committee may revoke any such allocation or delegation at any time.

5.	ELIGIBILITY FOR PARTICIPATION.

The Administrator will, in its sole discretion, name the Participants in the Plan, provided, however, that each Participant must be an Employee, director or consultant of the Company or of an Affiliate at the time a Stock Right is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of a Stock Right to a person not then an Employee, director or consultant of the Company or of an Affiliate. The actual grant of such Stock Right shall be conditioned upon such person becoming eligible to become a Participant at or prior to the time of the execution of the Agreement evidencing such Stock Right. ISOs may be granted only to Employees. Non-Qualified Options, Stock Grants and Stock-Based Awards may be granted to any Employee, director or consultant of the Company or an Affiliate. No resident of the United States shall be granted in any one year Stock Rights to purchase more than 500,000 Shares. The granting of any Stock Right to any individual shall neither entitle that individual to, nor disqualify him or her from, participation in any other grant of Stock Rights.

6.	TERMS AND CONDITIONS OF OPTIONS.

Each Option shall be set forth in writing in an Option Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Administrator may provide that Options be granted subject to such terms and conditions, consistent with the terms and conditions specifically required under this Plan, as the Administrator may deem appropriate including, without limitation, subsequent approval by the shareholders of the Company of this Plan or any amendments thereto. The Option Agreements shall be subject to at least the following terms and conditions:

A.	Non-Qualified Options: Each Option intended to be a Non-Qualified Option shall be subject to the terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards for any such Non-Qualified Option:

a.	Option Price: Each Option Agreement shall state the option price (per share) of the Shares covered by each Option, which option price shall be determined by the Administrator but shall not be less than the par value per share of Common Stock except that for a Participant subject to Section 409A of the Code, the option price shall not be less than the Fair Market Value per share of Common Stock.

b.	Number of Shares: Each Option Agreement shall state the number of Shares to which it pertains.

c.	Option Periods: Each Option Agreement shall state the date or dates on which it first is exercisable and the date after which it may no longer be exercised, and may provide that the Option rights accrue or become exercisable in installments over a period of months or years, or upon the occurrence of certain conditions or the attainment of stated goals or events.

d.	Option Conditions: Exercise of any Option may be conditioned upon the Participant’s execution of a Share purchase agreement in form satisfactory to the Administrator providing for certain protections for the Company and its other shareholders, including requirements that:

i.	The Participant’s or the Participant’s Survivors’ right to sell or transfer the Shares may be restricted; and

ii.	The Participant or the Participant’s Survivors may be required to execute letters of investment intent and must also acknowledge that the Shares will bear legends noting any applicable restrictions.

B.	ISOs: Each Option intended to be an ISO shall be issued only to an Employee and be subject to the following terms and conditions, with such additional restrictions or changes as the Administrator determines are appropriate but not in conflict with Section 422 of the Code and relevant regulations and rulings of the Internal Revenue Service:

a.	Minimum standards: The ISO shall meet the minimum standards required of Non-Qualified Options, as described in Paragraph 6(A) above, except clause (a) thereunder.

b.	Option Price: Immediately before the ISO is granted, if the Participant owns, directly or by reason of the applicable attribution rules in Section 424(d) of the Code:

i.	10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, the Option price per share of the Shares covered by each ISO shall not be less than 100% of the Fair Market Value per share of the Shares on the date of the grant of the Option; or

ii.	More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, the Option price per share of the Shares covered by each ISO shall not be less than 110% of the Fair Market Value on the date of grant.

c.	Term of Option: For Participants who own:

i.	10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide; or

ii.	More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than five years from the date of the grant or at such earlier time as the Option Agreement may provide.

d.	Limitation on Yearly Exercise: The Option Agreements shall restrict the amount of ISOs which may become exercisable in any calendar year (under this or any other ISO plan of the Company or an Affiliate) so that the aggregate Fair Market Value (determined at the time each ISO is granted) of the stock with respect to which ISOs are exercisable for the first time by the Participant in any calendar year does not exceed $100,000.

7.	TERMS AND CONDITIONS OF STOCK GRANTS.

Each offer of a Stock Grant to a Participant shall state the date prior to which the Stock Grant must be accepted by the Participant, and the principal terms of each Stock Grant shall be set forth in an Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards:

(a)	Each Agreement shall state the purchase price (per share), if any, of the Shares covered by each Stock Grant, which purchase price shall be determined by the Administrator but shall not be less than the minimum consideration required by the law of The Netherlands on the date of the grant of the Stock Grant;

(b)	Each Agreement shall state the number of Shares to which the Stock Grant pertains; and

(c)	Each Agreement shall include the terms of any right of the Company to restrict or reacquire the Shares subject to the Stock Grant, including the time and events upon which such rights shall accrue and the purchase price therefor, if any.

8.	TERMS AND CONDITIONS OF OTHER STOCK-BASED AWARDS.

The Board shall have the right to grant other Stock-Based Awards based upon the Common Stock having such terms and conditions as the Board may determine, including, without limitation, the grant of Shares based upon certain conditions, the grant of securities convertible into Shares and the grant of stock appreciation rights, phantom stock awards or stock units. The principal terms of each Stock-Based Award shall be set forth in an Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company.

To the extent a Stock-Based Award is subject to Section 409A of the Code, such Stock-Based Award shall be paid as provided in the Agreement on the earliest to occur of:

•	death,

•	disability within the meaning of Section 409A of the Code,

•

separation from service with the Company and all of its Affiliates or, in the case of a Specified Employee (which for these purposes is a key employee of the Company or an Affiliate as defined in Section 416(i) of the Code without regard to paragraph (5) thereof), 6 months after a separation from service with the Company and all of its Affiliates,

•	a “change in control event” within the meaning of Section 409A of the Code, or

•	a fixed date as specified by the Administrator in the applicable Agreement.

Payment of a Stock-Based Award subject to Section 409A of the Code shall not be accelerated, except as provided in regulations issued by the Secretary of the Treasury under Section 409A of the Code.

The Company intends that the Plan and any Stock-Based Awards granted hereunder to a United States citizen be exempt from the application of Section 409A of the Code, or meet the requirements of paragraphs (2), (3) and (4) of subsection (a) of Section 409A of the Code (and any successor provisions of the Code) and the regulations and other guidance issued thereunder (the “Requirements”), and be operated in accordance with such Requirements, so that any compensation deferred under any Stock-Based Award (and applicable investment earnings) shall not be included in income under Section 409A of the Code. Any ambiguities in the Plan shall be construed to effect the intent as described in this Paragraph 8. If any provision of the Plan is found to be in violation of the Requirements, if applicable, then such provision shall be deemed to be modified or restricted to the extent and in the manner necessary to render such provision in conformity with the Requirements, or shall be deemed excised from the Plan, and the Plan shall be construed and enforced to the maximum extent permitted by the Requirements as if such provision had been originally incorporated in the Plan as so modified or restricted, or as if such provision had not been originally incorporated in the Plan, as the case may be.

9.	EXERCISE OF OPTIONS AND ISSUE OF SHARES.

An Option (or any part or installment thereof) shall be exercised by giving written notice to the Company or its designee, together with provision for payment of the full purchase price in accordance with this Paragraph for the Shares as to which the Option is being exercised, and upon compliance with any other condition(s) set forth in the Option Agreement. Such notice shall be signed by the person exercising the Option, shall state the number of Shares with respect to which the Option is being exercised and shall contain any representation required by the Plan or the Option Agreement. Payment of the purchase price for the Shares as to which such Option is being exercised shall be made (a) in United States dollars in cash or such other currencies as may be determined by the Administrator, or (b) at the discretion of the Administrator, through delivery of shares of Common Stock having a Fair Market Value equal as of the date of the exercise to the cash exercise price of the Option, or (c) at the discretion of the Administrator, by delivery of the grantee’s personal recourse note, bearing interest payable not less than annually at no less than 100% of the applicable Federal rate, as defined in Section 1274(d) of the Code, or (d) at the discretion of the Administrator, in accordance with a cashless exercise program established with a securities brokerage firm, and approved by the Administrator, or (e) at the discretion of the Administrator, by any combination of (a), (b), (c) and (d) above, or (e) at the discretion of the Administrator, payment of such other lawful consideration as the Board may determine. Notwithstanding the foregoing, the Administrator shall accept only such payment on exercise of an ISO as is permitted by Section 422 of the Code.

Upon written confirmation of the exercise of the Option by the Company, the Company shall then reasonably promptly deliver the Shares as to which such Option was exercised to the Participant (or to the Participant’s Survivors, as the case may be). In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company in order to comply with any law or regulation (including, without limitation, state securities or “blue sky” laws) which requires the Company to take any action with respect to the Shares prior to their issuance. The Shares shall, upon delivery, be fully paid, non-assessable Shares.

The Administrator shall have the right to accelerate the date of exercise of any installment of any Option; provided that the Administrator shall not accelerate the exercise date of any installment of any Option granted to an Employee as an ISO (and not previously converted into a Non-Qualified Option pursuant to Paragraph 27) without the consent of the Participant if such acceleration would violate the annual vesting limitation contained in Section 422(d) of the Code, as described in Paragraph 6.B.d.

The Administrator may, in its discretion, amend any term or condition of an outstanding Option provided (i) such term or condition as amended is permitted by the Plan, (ii) any such amendment shall be made only with the consent of the Participant to whom the Option was granted, or in the event of the death of the Participant, the Participant’s Survivors, if the amendment is adverse to the Participant, and (iii) any such amendment of any ISO shall be made only after the Administrator determines whether such amendment would constitute a “modification” of any Option which is an ISO (as that term is defined in Section 424(h) of the Code) or would cause any adverse tax consequences for the holder of such ISO.

10.	ACCEPTANCE OF STOCK GRANTS AND STOCK-BASED AWARDS AND ISSUE OF SHARES.

A Stock Grant or Stock-Based Award (or any part or installment thereof) shall be accepted by executing the applicable Agreement and delivering it to the Company or its designee, together with provision for payment of the full purchase price, if any, in accordance with this Paragraph for the Shares as to which such Stock Grant or Stock-Based Award is being accepted, and upon compliance with any other conditions set forth in the applicable Agreement. Payment of the purchase price for the Shares as to which such Stock Grant or Stock-Based Award is being accepted shall be made (a) in United States dollars in cash or such other currencies as may be determined by the Administrator check, or (b) at the discretion of the Administrator, through delivery of shares of Common Stock having a Fair Market Value equal as of the date of acceptance of the Stock Grant or Stock-Based Award to the purchase price of the Stock Grant or Stock-Based Award, or (c) at the discretion of the Administrator, by delivery of the grantee’s personal recourse note bearing interest payable not less than annually at no less than 100% of the applicable Federal rate, as defined in Section 1274(d) of the Code, or (d) at the discretion of the Administrator, by any combination of (a), (b) and (c) above.

The Company shall then, if required pursuant to the applicable Agreement, reasonably promptly deliver the Shares as to which such Stock Grant or Stock-Based Award was accepted to the Participant (or to the Participant’s Survivors, as the case may be), subject to any escrow provision set forth in the applicable Agreement. In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company in order to comply with any law or regulation (including, without limitation, state securities or “blue sky” laws) which requires the Company to take any action with respect to the Shares prior to their issuance.

The Administrator may, in its discretion, amend any term or condition of an outstanding Stock Grant, Stock-Based Award or applicable Agreement provided (i) such term or condition as amended is permitted by the Plan, and (ii) any such amendment shall be made only with the consent of the Participant to whom the Stock Grant or Stock-Based Award was made, if the amendment is adverse to the Participant.

11.	RIGHTS AS A SHAREHOLDER.

No Participant to whom a Stock Right has been granted shall have rights as a shareholder with respect to any Shares covered by such Stock Right, except after due exercise of the Option or acceptance of the Stock Grant or as set forth in any Agreement and tender of the full purchase price, if any, for the Shares being purchased pursuant to such exercise or acceptance and registration of the Shares in the Company’s share register in the name of the Participant.

12.	ASSIGNABILITY AND TRANSFERABILITY OF STOCK RIGHTS.

By its terms, a Stock Right granted to a Participant shall not be transferable by the Participant other than (i) by will or by the laws of descent and distribution, or (ii) as approved by the Administrator in its discretion and set forth in the applicable Agreement. Notwithstanding the foregoing, an ISO transferred except in compliance with clause (i) above shall no longer qualify as an ISO. The designation of a beneficiary of a Stock Right by a Participant, with the prior approval of the Administrator and in such form as the Administrator shall prescribe, shall not be deemed a transfer prohibited by this Paragraph. Except as provided above, a Stock Right shall only be exercisable or may only be accepted, during the Participant’s lifetime, by such Participant (or by his or her legal representative) and shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation or other disposition of any Stock Right or of any rights granted thereunder contrary to the provisions of this Plan, or the levy of any attachment or similar process upon a Stock Right, shall be null and void.

13.	EFFECT ON OPTIONS OF TERMINATION OF SERVICE OTHER THAN “FOR CAUSE” OR DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement, in the event of a termination of service (whether as an employee, director or consultant) with the Company or an Affiliate before the Participant has exercised an Option, the following rules apply:

a.	A Participant who ceases to be an employee, director or consultant of the Company or of an Affiliate (for any reason other than termination “for cause”, Disability, or death for which events there are special rules in Paragraphs 14, 15, and 16, respectively), may exercise any Option granted to him or her to the extent that the Option is exercisable on the date of such termination of service, but only within such term as the Administrator has designated in a Participant’s Option Agreement.

b.	Except as provided in Subparagraph (c) below, or Paragraph 15 or 16, in no event may an Option intended to be an ISO, be exercised later than three months after the Participant’s termination of employment.

c.	The provisions of this Paragraph, and not the provisions of Paragraph 15 or 16, shall apply to a Participant who subsequently becomes Disabled or dies after the termination of employment, director status or consultancy; provided, however, in the case of a Participant’s Disability or death within three months after the termination of employment, director status or consultancy, the Participant or the Participant’s Survivors may exercise the Option within one year after the date of the Participant’s termination of service, but in no event after the date of expiration of the term of the Option.

d.	Notwithstanding anything herein to the contrary, if subsequent to a Participant’s termination of employment, termination of director status or termination of consultancy, but prior to the exercise of an Option, the Board of Directors determines that, either prior or subsequent to the Participant’s termination, the Participant engaged in conduct which would constitute “cause”, then such Participant shall forthwith cease to have any right to exercise any Option.

e.	A Participant to whom an Option has been granted under the Plan who is absent from the Company or an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide.

f.	Except as required by law or as set forth in a Participant’s Option Agreement, Options granted under the Plan shall not be affected by any change of a Participant’s status within or among the Company and any Affiliates, so long as no material additional expense to the Company shall be incurred and the Participant continues to be an employee, director or consultant of the Company or any Affiliate; provided, however, if a Participant’s employment by either the Company or an Affiliate shall cease (other than to become an employee of an Affiliate or the Company) or the entity that employees the Participant is no longer deemed an Affiliate, such termination shall affect the Participant’s rights under any Option granted to such Participant in accordance with the terms of the Plan and the Participant’s Option Agreement.

14.	EFFECT ON OPTIONS OF TERMINATION OF SERVICE “FOR CAUSE”.

Except as otherwise provided in a Participant’s Option Agreement, the following rules apply if the Participant’s service (whether as an employee, director or consultant) with the Company or an Affiliate is terminated “for cause” prior to the time that all his or her outstanding Options have been exercised:

a.	All outstanding and unexercised Options as of the time the Participant is notified his or her service is terminated “for cause” will immediately be forfeited.

b.	For purposes of this Plan, “cause” shall include (and is not limited to) dishonesty with respect to the employer, insubordination, substantial malfeasance or non-feasance of duty, unauthorized disclosure of confidential information, breach by the Participant of any provision of any employment, consulting, advisory, nondisclosure, noncompetition or similar agreement between the Participant and the Company or any Affiliate, conduct substantially prejudicial to the business of the Company or any Affiliate and any interpretation under applicable law including, but not limited to, German Law Civil Code Section 626. The determination of the Administrator as to the existence of “cause” will be conclusive on the Participant and the Company.

c.	“Cause” is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of “cause” occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service but prior to the exercise of an Option, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute “cause”, then the right to exercise any Option is forfeited.

d.	Any provision in an agreement between the Participant and the Company or an Affiliate, which contains a conflicting definition of “cause” for termination and which is in effect at the time of such termination, shall supersede the definition in this Plan with respect to that Participant.

15.	EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement, a Participant who ceases to be an employee, director or consultant of the Company or of an Affiliate by reason of Disability may exercise any Option granted to such Participant:

a.	To the extent that the Option has become exercisable but has not been exercised on the date of Disability; and

b.	In the event rights to exercise the Option accrue periodically over time, to the extent of a pro rata portion through the date of Disability of any additional vesting rights that would have accrued on the next vesting date had the Participant not become Disabled. The proration shall be based upon the number of days accrued in the current vesting period prior to the date of Disability.

A Disabled Participant may exercise such rights only within the period ending one year after the date of the Participant’s termination of employment, directorship or consultancy, as the case may be, notwithstanding that the Participant might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant had not become Disabled and had continued to be an employee, director or consultant or, if earlier, within the originally prescribed term of the Option.

The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.

16.	EFFECT ON OPTIONS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Option Agreement, in the event of the death of a Participant while the Participant is an employee, director or consultant of the Company or of an Affiliate, such Option may be exercised by the Participant’s Survivors:

a.	To the extent that the Option has become exercisable but has not been exercised on the date of death; and

b.	In the event rights to exercise the Option accrue periodically over time, to the extent of a pro rata portion through the date of death of any additional vesting rights that would have accrued on the next vesting date had the Participant not died. The proration shall be based upon the number of days accrued in the current vesting period prior to the Participant’s date of death.

If the Participant’s Survivors wish to exercise the Option, they must take all necessary steps to exercise the Option within one year after the date of death of such Participant, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the Shares on a later date if he or she had not died and had continued to be an employee, director or consultant or, if earlier, within the originally prescribed term of the Option.

17.	EFFECT OF TERMINATION OF SERVICE ON UNACCEPTED STOCK GRANTS.

In the event of a termination of service (whether as an employee, director or consultant) with the Company or an Affiliate for any reason before the Participant has accepted a Stock Grant, such offer shall terminate.

For purposes of this Paragraph 17 and Paragraph 18 below, a Participant to whom a Stock Grant has been offered and accepted under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability (any disability other than a permanent and total Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide.

In addition, for purposes of this Paragraph 17 and Paragraph 18 below, any change of employment or other service within or among the Company and any Affiliates shall not be treated as a termination of employment, director status or consultancy so long as the Participant continues to be an employee, director or consultant of the Company or any Affiliate.

18.	EFFECT ON STOCK GRANTS OF TERMINATION OF SERVICE OTHER THAN “FOR CAUSE” OR DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Agreement, in the event of a termination of service (whether as an employee, director or consultant), other than termination “for cause,” Disability, or death for which events there are special rules in Paragraphs 19, 20, and 21, respectively, before all Company rights of repurchase shall have lapsed, then the Company shall have the right to repurchase that number of Shares subject to a Stock Grant as to which the Company’s repurchase rights have not lapsed.

19.	EFFECT ON STOCK GRANTS OF TERMINATION OF SERVICE “FOR CAUSE”.

Except as otherwise provided in a Participant’s Agreement, the following rules apply if the Participant’s service (whether as an employee, director or consultant) with the Company or an Affiliate is terminated “for cause”:

a.	All Shares subject to any Stock Grant shall be immediately subject to repurchase by the Company at the purchase price, if any, thereof.

b.	For purposes of this Plan, “cause” shall include (and is not limited to) dishonesty with respect to the employer, insubordination, substantial malfeasance or non-feasance of duty, unauthorized disclosure of confidential information, breach by the Participant of any provision of any employment, consulting, advisory, nondisclosure, noncompetition or similar agreement between the Participant and the Company or any Affiliate, conduct substantially prejudicial to the business of the Company or any Affiliate and any interpretation under applicable law including, but not limited to, German Law Civil Code Section 626. The determination of the Administrator as to the existence of “cause” will be conclusive on the Participant and the Company.

c.	“Cause” is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of “cause” occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute “cause,” then the Company’s right to repurchase all of such Participant’s Shares shall apply.

d.	Any provision in an agreement between the Participant and the Company or an Affiliate, which contains a conflicting definition of “cause” for termination and which is in effect at the time of such termination, shall supersede the definition in this Plan with respect to that Participant.

20.	EFFECT ON STOCK GRANTS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Agreement, the following rules apply if a Participant ceases to be an employee, director or consultant of the Company or of an Affiliate by reason of Disability: to the extent the Company’s rights of repurchase have not lapsed on the date of Disability, they shall be exercisable; provided, however, that in the event such rights of repurchase lapse periodically over time, such rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant through the date of Disability as would have lapsed had the Participant not become Disabled. The proration shall be based upon the number of days accrued prior to the date of Disability.

The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.

21.	EFFECT ON STOCK GRANTS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Agreement, the following rules apply in the event of the death of a Participant while the Participant is an employee, director or consultant of the Company or of an Affiliate: to the extent the Company’s rights of repurchase have not lapsed on the date of death, they shall be exercisable; provided, however, that in the event such rights of repurchase lapse periodically over time, such rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant through the date of death as would have lapsed had the Participant not died. The proration shall be based upon the number of days accrued prior to the Participant’s death.

22.	PURCHASE FOR INVESTMENT.

Unless the offering and sale of the Shares to be issued upon the particular exercise or acceptance of a Stock Right shall have been effectively registered under the Securities Act of 1933, as now in force or hereafter amended (the “1933 Act”), the Company shall be under no obligation to issue the Shares covered by such exercise unless and until the following conditions have been fulfilled:

a.

The person(s) who exercise(s) or accept(s) such Stock Right shall warrant to the Company, prior to the receipt of such Shares, that such person(s) are acquiring such Shares for their own respective accounts, for investment, and not with a view to, or for sale in connection with, the distribution of any such

Shares, in which event the person(s) acquiring such Shares shall be bound by the provisions of the following legend which shall be endorsed upon the certificate(s) evidencing their Shares issued pursuant to such exercise or such grant:

“The shares represented by this certificate have been taken for investment and they may not be sold or otherwise transferred by any person, including a pledgee, unless (1) either (a) a Registration Statement with respect to such shares shall be effective under the Securities Act of 1933, as amended, or (b) the Company shall have received an opinion of counsel satisfactory to it that an exemption from registration under such Act is then available, and (2) there shall have been compliance with all applicable state securities laws.”

b.	At the discretion of the Administrator, the Company shall have received an opinion of its U.S. counsel that the Shares may be issued upon such particular exercise or acceptance in compliance with the 1933 Act without registration thereunder.

The Company may delay issuance of the Shares until completion of any action or obtaining of any consent which the Company deems necessary under any applicable law (including, without limitation, state securities or “blue sky” laws).

23.	DISSOLUTION OR LIQUIDATION OF THE COMPANY.

Upon the dissolution or liquidation of the Company, all Options granted under this Plan which as of such date shall not have been exercised and all Stock Grants and Stock-Based Awards which have not been accepted will terminate and become null and void; provided, however, that if the rights of a Participant or a Participant’s Survivors have not otherwise terminated and expired, the Participant or the Participant’s Survivors will have the right immediately prior to such dissolution or liquidation to exercise or accept any Stock Right to the extent that the Stock Right is exercisable or subject to acceptance as of the date immediately prior to such dissolution or liquidation. Upon the dissolution or liquidation of the Company, any outstanding Stock-Based Awards shall immediately terminate unless otherwise determined by the Administrator or specifically provided in the applicable Agreement.

24.	ADJUSTMENTS.

Upon the occurrence of any of the following events, a Participant’s rights with respect to any outstanding Stock Right granted to him or her hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in a Participant’s Agreement:

A. Stock Dividends and Stock Splits. If (i) the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, or (ii) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Common Stock, the number of shares of Common Stock deliverable upon the exercise of an Option or acceptance of a Stock Grant may be appropriately increased or decreased proportionately, and appropriate adjustments may be made including, in the purchase price per share, to reflect such events. The number of Shares subject to the limitations in Paragraphs 3 and 5 shall also be proportionately adjusted upon the occurrence of such events.

B. Corporate Transactions. If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company’s assets other than a transaction to merely change the state of incorporation or other internal reorganization of the Company and its Affiliates (a “Corporate Transaction”), the Administrator or the board of directors of any entity assuming the obligations of the Company hereunder (the “Successor Board”), shall, as to outstanding Options, either (i) make appropriate provision for the continuation of such Options by substituting on an equitable basis for the Shares then subject to such Options either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) upon written notice to the Participants,

12

provide that all Options must be exercised (either (a) to the extent then exercisable or, (b) at the discretion of the Administrator, all Options being made fully exercisable for purposes of this Subparagraph), within a specified number of days of the date of such notice, at the end of which period the Options shall terminate; or (iii) terminate all Options in exchange for a cash payment equal to the excess of the Fair Market Value of the Shares subject to such Options (either (a) to the extent then exercisable or, (b) at the discretion of the Administrator, all Options being made fully exercisable for purposes of this Subparagraph) over the exercise price thereof.

With respect to outstanding Stock Grants, the Administrator or the Successor Board, shall either (i) make appropriate provisions for the continuation of such Stock Grants on the same terms and conditions by substituting on an equitable basis for the Shares then subject to such Stock Grants either the consideration payable with respect to the outstanding Shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) terminate all Stock Grants in exchange for a cash payment equal to the excess of the Fair Market Value of the Shares subject to such Stock Grants over the purchase price thereof, if any. In addition, in the event of a Corporate Transaction, the Administrator may waive any or all Company repurchase rights with respect to outstanding Stock Grants.

C. Recapitalization or Reorganization. In the event of a recapitalization or reorganization of the Company, other than a Corporate Transaction pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, a Participant upon exercising an Option or accepting a Stock Grant after the recapitalization or reorganization shall be entitled to receive for the purchase price paid upon such exercise or acceptance the number of replacement securities which would have been received if such Option had been exercised or Stock Grant accepted prior to such recapitalization or reorganization.

D. Adjustments to Stock-Based Awards. Upon the happening of any of the events described in Subparagraphs A, B or C above, any outstanding Stock-Based Award shall be appropriately adjusted to reflect the events described in such Subparagraphs. The Administrator or the Successor Board shall determine the specific adjustments to be made under this Paragraph 24 and, subject to Paragraph 4, its determination shall be conclusive.

E. Modification of ISOs. Notwithstanding the foregoing, any adjustments made pursuant to Subparagraph A, B or C above with respect to ISOs shall be made only after the Administrator determines whether such adjustments would constitute a “modification” of such ISOs (as that term is defined in Section 424(h) of the Code) or would cause any adverse tax consequences for the holders of such ISOs. If the Administrator determines that such adjustments made with respect to ISOs would constitute a modification of such ISOs, it may refrain from making such adjustments, unless the holder of an ISO specifically requests in writing that such adjustment be made and such writing indicates that the holder has full knowledge of the consequences of such “modification” on his or her income tax treatment with respect to the ISO.

25.	ISSUANCES OF SECURITIES.

Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Stock Rights. Except as expressly provided herein, no adjustments shall be made for dividends paid in cash or in property (including without limitation, securities) of the Company prior to any issuance of Shares pursuant to a Stock Right.

26.	FRACTIONAL SHARES.

No fractional shares shall be issued under the Plan and the person exercising a Stock Right shall receive from the Company cash in lieu of such fractional shares equal to the Fair Market Value thereof.

13

27.	CONVERSION OF ISOs INTO NON-QUALIFIED OPTIONS; TERMINATION OF ISOs.

The Administrator, at the written request of any Participant, may in its discretion take such actions as may be necessary to convert such Participant’s ISOs (or any portions thereof) that have not been exercised on the date of conversion into Non-Qualified Options at any time prior to the expiration of such ISOs, regardless of whether the Participant is an employee of the Company or an Affiliate at the time of such conversion. At the time of such conversion, the Administrator (with the consent of the Participant) may impose such conditions on the exercise of the resulting Non-Qualified Options as the Administrator in its discretion may determine, provided that such conditions shall not be inconsistent with this Plan. Nothing in the Plan shall be deemed to give any Participant the right to have such Participant’s ISOs converted into Non-Qualified Options, and no such conversion shall occur until and unless the Administrator takes appropriate action. The Administrator, with the consent of the Participant, may also terminate any portion of any ISO that has not been exercised at the time of such conversion.

28.	WITHHOLDING.

In the event that any U.S. federal, other country, state, or local income taxes, employment taxes, Federal Insurance Contributions Act (“F.I.C.A.”) withholdings or other amounts are required by applicable law or governmental regulation to be withheld from the Participant’s salary, wages or other remuneration in connection with the vesting, exercise or acceptance of a Stock Right or in connection with a Disqualifying Disposition (as defined in Paragraph 29) or upon the lapsing of any right of repurchase, the Company may withhold from the Participant’s compensation, if any, or may require that the Participant advance in cash to the Company, or to any Affiliate of the Company which employs or employed the Participant, the statutory minimum amount of such withholdings unless a different withholding arrangement, including the use or sale of shares of the Company’s Common Stock or a promissory note, is authorized by the Administrator (and permitted by law). For purposes hereof, the fair market value of the shares withheld for purposes of payroll withholding shall be determined in the manner provided in Paragraph 1 above, as of the most recent practicable date prior to the date of exercise. If the fair market value of the shares withheld is less than the amount of payroll withholdings required, the Participant may be required to advance the difference in cash to the Company or the Affiliate employer. The Administrator in its discretion may condition the exercise of an Option for less than the then Fair Market Value on the Participant’s payment of such additional withholding.

29.	NOTICE TO COMPANY OF DISQUALIFYING DISPOSITION.

Each Employee who receives an ISO must agree to notify the Company in writing immediately after the Employee makes a Disqualifying Disposition of any shares acquired pursuant to the exercise of an ISO. A Disqualifying Disposition is defined in Section 424(c) of the Code and includes any disposition (including any sale or gift) of such shares before the later of (a) two years after the date the Employee was granted the ISO, or (b) one year after the date the Employee acquired Shares by exercising the ISO, except as otherwise provided in Section 424(c) of the Code. If the Employee has died before such stock is sold, these holding period requirements do not apply and no Disqualifying Disposition can occur thereafter.

30.	TERMINATION OF THE PLAN.

The Plan will terminate on April 25, 2015, the date which is ten years from the earlier of the date of its adoption by the Board of Directors and the date of its approval by the shareholders of the Company. The Plan may be terminated at an earlier date by vote of the shareholders or the Board of Directors of the Company; provided, however, that any such earlier termination shall not affect any Agreements executed prior to the effective date of such termination.

31.	AMENDMENT OF THE PLAN AND AGREEMENTS.

The Plan may be amended by the shareholders of the Company. The Plan may also be amended by the Administrator, including, without limitation, to the extent necessary to qualify any or all outstanding Stock Rights granted under the Plan or Stock Rights to be granted under the Plan for favorable federal income tax

14

treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the Code or any other tax regulation of any applicable jurisdiction, and to the extent necessary to qualify the shares issuable upon exercise or acceptance of any outstanding Stock Rights granted, or Stock Rights to be granted, under the Plan for listing on any national securities exchange or quotation in any national automated quotation system of securities dealers or other exchange. Any amendment approved by the Administrator which the Administrator determines is of a scope that requires shareholder approval shall be subject to obtaining such shareholder approval. In addition, if Nasdaq amends its corporate governance rules so that such rules no longer require shareholder approval of “material amendments” of equity compensation plans, then, from and after the effective date of such an amendment to the Nasdaq rules, no amendment of the Plan which (i) materially increases the number of shares to be issued under the Plan (other than to reflect a reorganization, stock split, merger, spinoff or similar transaction); (ii) materially increases the benefits to Participants, including any material change to: (a) permit a repricing (or decrease in exercise price) of outstanding Options, (b) reduce the price at which Shares or Options may be offered, or (c) extend the duration of the Plan; (iii) materially expands the class of Participants eligible to participate in the Plan; or (iv) expands the types of awards provided under the Plan shall become effective unless shareholder approval is obtained.

Any modification or amendment of the Plan shall not, without the consent of a Participant, adversely affect his or her rights under a Stock Right previously granted to him or her. With the consent of the Participant affected, the Administrator may amend outstanding Agreements in a manner which may be adverse to the Participant but which is not inconsistent with the Plan. In the discretion of the Administrator, outstanding Agreements may be amended by the Administrator in a manner which is not adverse to the Participant.

32.	EMPLOYMENT OR OTHER RELATIONSHIP.

Nothing in this Plan or any Agreement shall be deemed to prevent the Company or an Affiliate from terminating the employment, consultancy or director status of a Participant, nor to prevent a Participant from terminating his or her own employment, consultancy or director status or to give any Participant a right to be retained in employment or other service by the Company or any Affiliate for any period of time.

33.	GOVERNING LAW.

This Plan shall be construed and enforced in accordance with the law of The Netherlands.

15

ATTENDANCE	FORM TO: QIAGEN N.V.

                                                       c/o American Stock Transfer and Trust Company

                                                       6201 15th Avenue

                                                       Brooklyn, New York 11219

QIAGEN N.V.

Annual General Meeting of Shareholders

June 20, 2007

The undersigned, holder of                              registered shares (with share certificate number              through             ) of QIAGEN N.V. (the “Company”), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Wednesday, June 20, 2007 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name on the day of the Annual General Meeting of Shareholders.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at                                               this              day of                             , 2007.

(Signature of registered shareholder)

(Signature of registered shareholder)

(Print full name of registered shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification should be received no later than 5 p.m. (New York time) on June 13, 2007 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America.

QIAGEN N.V.

Proxy for Annual General Meeting of Shareholders

to be held June 20, 2007

THIS PROXY IS SOLICITED ON BEHALF OF

THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints Mr. Peer M. Schatz, Dr. Joachim Schorr, Mr. Bernd Uder and Mr. Roland Sackers, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of QIAGEN N.V. (the “Company”) to be held on Wednesday, June 20, 2007 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, upon and with respect to all of the Common Shares of the Company to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs Mr. Peer M. Schatz, Dr. Joachim Schorr, Mr. Bernd Uder and Mr. Roland Sackers to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following matters set forth in such Notice as specified by the undersigned.

If no direction is given, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors and FOR Proposals 1, 2, 3, 6, 7 and 8.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

QIAGEN N.V.

June 20, 2007

Please mark, sign, date and

mail your proxy card in the

envelope provided as soon

as possible.

ê  Please detach along perforated line and mail in the envelope provided.  ê

PLEASE MARK, SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR AND IN FAVOR OF THE PROPOSALS SET FORTH ABOVE UNLESS A CONTRARY SPECIFICATION IS MADE.				FOR	AGAINST	ABSTAIN
		1.	Proposal to adopt the Annual Accounts for the year ended December 31, 2006 (“Fiscal Year 2006”).	☐	☐	☐
		2.	Proposal to approve the performance of the Managing Board during Fiscal Year 2006, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2006.	☐	☐	☐
		3.	Proposal to approve the performance of the Supervisory Board during Fiscal Year 2006, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2006.	☐	☐	☐
		4.	Proposal to (re-)appoint six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2008.	☐	☐	☐
		5.	Proposal to reappoint four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2008.	☐	☐	☐
		6.	Proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2007.	☐	☐	☐
		7.	Proposal to extend the authority of the Managing Board until December 20, 2008, pursuant to Article 6 of the Articles of	☐	☐	☐

Association of the Company, to acquire shares in the Company’s own share capital, without limitation, against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the Nasdaq Global Select Market for the five trading days prior to the day of the purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price.

		8.	Proposal to approve an amendment to the Company’s Amended and Restated 2005 Stock Plan (the “Amended Plan”) to increase the number of Common Shares available for issuance under the Amended Plan by 2,000,000 shares.	☐	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the person named on the stock certificate has died, please submit evidence of your authority. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by an authorized person.

ANNUAL REPORT 2006

Sample & Assay Technologies

Consolidated Statement of Income Data

Year ended December 31	2006	2005	2004	2003	2002
1,000 US$					
Net sales	465,778	398,395	380,629	351,404	298,607
Cost of sales	139,122	122,755	125,658	118,786	96,508
Cost of sales – acquisition- and restructuring-related	2,046	439	1,454	3,618	–
Gross profit	**324,610**	**275,201**	**253,517**	**229,000**	**202,099**
Operating Expenses:					
Research and development	41,560	35,780	34,351	31,068	27,438
Sales and marketing	115,942	94,312	87,506	83,005	75,086
General and administrative	48,574	40,123	41,715	41,894	41,716
Purchased in-process research and development	2,200	3,239	–	–	–
Acquisition, integration and related costs	6,061	3,213	572	–	2,848
Acquisition-related intangible amortization	8,220	3,697	1,416	1,096	1,053
Relocation and restructuring costs	1,452	–	3,817	3,048	10,773
Total operating expenses	**224,009**	**180,364**	**169,377**	**160,111**	**158,914**
Income from operations	**100,601**	**94,837**	**84,140**	**68,889**	**43,185**
Other income (expense), net	**5,467**	**2,427**	**(11,453)**	**(1,634)**	**(4,325)**
Income before provision for income taxes	106,068	97,264	72,687	67,255	38,860
Provision for income taxes	35,529	35,039	23,982	24,405	15,723
Minority (income) expense	–	–	–	–	(5)
Net income	**70,539**	**62,225**	**48,705**	**42,850**	**23,142**
US$ per share					
Diluted net income per common share	**0.46**	**0.41**	**0.33**	**0.29**	**0.16**
NUMBER OF SHARES					
Weighted average number of common shares used to compute diluted net income per common share	153,517	150,172	148,519	147,173	145,787

Consolidated Balance Sheet Data

As of December 31	2006	2005	2004	2003	2002
1,000 US$					
Cash and cash equivalents	430,357	191,700	196,375	98,993	44,893
Working capital	566,660	278,586	299,029	163,583	111,554
Total assets	1,212,012	765,298	714,599	551,930	454,511
Total long-term liabilities, including current portion	536,738	230,086	234,138	131,095	112,331
Total shareholders' equity	566,165	450,457	400,376	334,786	263,031
Common shares	1,535	1,513	1,495	1,485	1,478
NUMBER OF SHARES					
Shares outstanding	150,168	148,456	147,020	146,218	145,534

Net sales
1,000 US$



2002
2003
2004
2005
2006
500,000
400,000
300,000
200,000
100,000
5-year CAGR
+12%

Net income
1,000 US$



2002
2003
2004
2005
2006
90,000
70,000
50,000
30,000
10,000
5-year CAGR
+32%

Diluted earnings per share
US$ per share



2002
2003
2004
2005
2006
0.50
0.40
0.30
0.20
0.10
5-year CAGR
+30%

CAGR = compound annual growth rate

Net sales including the synthetic DNA business unit, sold in Q2 2004

Consolidated Statement of Cash Flows Data

Year ended December 31

	2006	2005	2004	2003	2002
1,000 US$					
Net income	70,539	62,225	48,705	42,850	23,142
Net cash provided by operations activities	101,479	91,237	53,798	64,060	36,686
Net cash used in investing activities	165,472	98,501	51,149	14,057	64,792
Net cash provided by (used in) financing activities	303,160	2,955	95,623	(1,884)	6,123
Cash and cash equivalents beginning of the year	191,700	196,375	98,993	44,893	56,460
Cash and cash equivalents end of year	430,357	191,700	196,375	98,993	44,893
Depreciation and amortization	30,038	24,955	22,961	25,788	24,709
Purchases of property, plant and equipment	28,995	13,728	12,621	19,558	59,136
US$ per share					
Cash EPS (operating CF/diluted shares)	0.66	0.61	0.36	0.44	0.25
1,000 US$					
Free Cash flow (Net Cash provided by operations less capital expenditures)	72,484	77,509	41,177	44,502	(22,450)

FINANCIAL HIGHLIGHTS

Sample & Assay Technologies

QIAGEN is the world’s leading provider of sample and assay technologies –tools that enable the handling, processing and preparation as well as the molecular analysis and testing of any biological sample. The Company is uniquely focused on what is one of the most exciting segments in the industrial revolution created by molecular biology.

The increasing demand for molecular testing procedures is fueling a growing need for sample and assay technologies in laboratories around the world in molecular diagnostics, applied testing and life science research.

QIAGEN’s contributions and products are expanding the frontiers of science and healthcare every day and at the same time represent and are expanding their positions as strong standards. By extending our market and technology leadership and our expertise in providing technologies that can be leveraged across and adopted in all markets we serve, we are consequently building for future growth.

Contents

02 Letter from the Managing Board

06 QIAGEN – The Executive Committee

08 QIAGEN’s Common Share

12 Markets and Strategy

20 Research and Development

30 Financial Statements

56 Report of the Supervisory Board

58 Corporate Governance

68 Financial Calendar / Investor Relations Contacts

Cover

Financial Highlights 2006

QIAGEN Global Contacts

Disclaimer and Trademarks

Glossary

Form 20-F (Supplement)

02

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Share

Markets and Strategy

Research and Development

Financial Statements

Report of the Supervisory Board

Corporate Governance

Dear Shareholder,

For QIAGEN, 2006 was another very successful year. It was one more year in which we achieved and exceeded the targets we had set for ourselves and QIAGEN: to expand our leadership position in sample and assay technologies and to expand their use in existing and extend their use into new markets. We are proud to report that the execution of our strategy has also resulted in industry-leading financial performance. We achieved consolidated net sales of US$466 million for the year ending December 31, 2006 – a 17 % increase in net sales compared to the previous period. Our innovation engine continues to deliver impressive performance and contributed 4 % to our organic growth of 11%. Net income increased 13 % to US$70.5 million from US$62.2 million and diluted earnings per share increased 12 % to US$0.46 per share from US$0.41 per share in 2005. Excluding certain charges¹ adjusted net income increased 23 % to US$85.3 million and adjusted diluted earnings per share increased 22 % to US$0.56 per share in 2006.

03

Once again, we outperformed our industry and demonstrated that our commitment to focusing on an innovation strategy around sample and assay technologies is clearly delivering results. We executed well-prepared plans and roadmaps to address multiple markets with what we do best – providing solutions which allow processing and isolation of target analytes from biological samples and making them visible.

Our formula with which we execute our strategy is a blend of innovation-driven organic growth, catalytic acquisitions and active partnering.

To catalyze our organic initiatives, among our 2006 acquisitions were two companies through which we gained access to new opportunities in highly attractive markets. The acquisition of Gentra Systems, Inc. expanded our sample technology portfolio into the field of processing large-scale blood samples in the emerging biobanking and DNA archiving markets. By acquiring Genaco Biomedical Products, Inc., we now hold one of the most innovative assay technologies which provides a solution to the much sought after goal of multiplexing, a diagnostic approach which allows for screening multiple targets in one single test. Both companies’ product lines are very much in our focus as they represent sample and assay technologies. They are also highly synergistic with our product portfolio and allow us to further leverage our capabilities in sample and assay technologies in our target markets, including research in life sciences, applied testing and molecular diagnostics.

The integration of acquisitions is always a challenge for any organization. We are very pleased to report that our significant attention to integrations yielded positive results. Since 2005, ten companies were added to QIAGEN which provided significant catalytic impacts and led to a 6 % contribution to our overall growth. We expect to continue this focused, strategy-driven acquisition strategy.

In 2006, we continued to establish and expand numerous partnerships, collaborations and license agreements. Our value to the molecular diagnostics and applied testing industries is growing tremendously. In the areas of pharmaceutical, biotechnology and biomedical research, QIAGEN today is a premium partner for solutions for discovery as well as the development of new drugs. This area has been a central point of our partnering and marketing efforts in 2006. Our products are used in over 100 clinical trials

¹ Charges in fiscal 2006 included amortization on acquisition-related intangibles of US$8.2 million (US$5.3 million net of tax), acquisition, integration and related costs of US$10.3 million (US$8.3 million net of tax), relocation and restructuring costs of US$1.5 million (US$1.0 million net of tax), as well as equity-based compensation cost according to SFAS 123R of US$325,000 (US$213,000 net of tax). Charges in fiscal 2005 had included amortization on acquisition-related intangibles of US$3.7 million (US$2.4 million net of tax) and acquisition, integration and related costs of US$6.9 million (US$4.6 million net of tax).

04

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

and our ability to provide to our customers a continuum from research tools to routine molecular diagnostics is a very significant value proposition in this new era of molecular testing-driven drug development, monitoring and personalized medicine.

Developing for and together with our customers gives us a competitive edge and fuels our powerful innovation engine. In 2006, we launched 67 exciting new products, which accounted for 4 % of our Company’s net sales. We also finalized the development of QIAcube, a revolutionary platform which created a completely new dimension of utility and opportunities for our customers in laboratories worldwide. Introduced in early 2007, the QIAcube allows our customers to fully automate the processing of QIAGEN products which they use manually today. And there is so much more in our product pipeline yet to come: consumables, reagents, assays, instruments.

The innovative, standardized solutions which we provide enable our customers to achieve significant scientific breakthroughs and increase dissemination of molecular biology by facilitating its application. For example, in 2006, Craig C. Mello, Ph.D., and Andrew Z. Fire, Ph.D., earned the Nobel Prize in Medicine for their discoveries in RNA interference – a mechanism in molecular biology to “silence” genes. QIAGEN is a leading innovator supplier of RNAi assay technologies and it gives us great pride to have participated in their discoveries as a supplier to their laboratories.

A major step for QIAGEN is to leverage our well-established expertise and proven capabilities gained in life sciences research into the rapidly developing, but very specialized diagnostics and applied testing markets. Clinical laboratories are increasingly offering molecular diagnostic tests, allowing new diagnostic possibilities or replacing older technologies with state-of-the-art molecular methods which allow for faster, more reliable disease detection and treatments. QIAGEN is driving this trend by offering a portfolio of comprehensive sample and assay technologies for molecular diagnostics which is the broadest in the world. In 2007, we expect to further widen our panel and scope by seeking FDA approval in the United States for a range of products including two of our novel multiplexing assays and begin to add CE markings in Europe for all our panels. These regulatory clearances will allow us to offer more solutions for use in clinical applications.

A strategic goal for QIAGEN is to reinforce our global reach by addressing and further penetrating emerging and fast-growing markets including markets in Asia. In 2006, we significantly strengthened our presence in Asia. We developed our extensive network of distributors, established a new subsidiary in Korea, and

05

set up our Asian headquarters in Shenzen, China. We invested heavily and doubled our headcount in this region to 340. Our strategy in Asia, which was recognized by Frost & Sullivan’s renowned Competitive Strategy Leadership Award, is clearly delivering results. This year, the region is set to contribute 10 % of QIAGEN’s net sales which will add to the substantial growth delivered by our other regions – North America, Europe and the rest of the world.

We believe that our growth strategy offers considerable value to our shareholders and employees. We also understand that all areas of our business require adequate investments if we want to achieve our goals. In 2006, we invested significantly into the development of dedicated sales channels, with a strong focus on the molecular diagnostics and applied testing segments – a step which we are convinced will yield reasonable results in the very near future. We will further invest in technological expertise, in research and development capabilities as well as in QIAGEN’s greatest source of its success: its employees. Responses from internal and external surveys and awards which we received in the United States and in Germany for being an employer of choice prove that these investments are well acknowledged and promise high returns.

I would like to thank you, our shareholder, for the trust and support you continue to give us. In 2006, we celebrated the tenth anniversary of our listing on NASDAQ. In this decade, the share price increased ten-fold; in 2006 alone, our share price on NASDAQ grew by 27 % and we outperformed the leading and relevant stock indices. We are committed to further creating sustainable value for you and our great Company.

I would also like to thank our more than 1,950 employees for their enthusiasm and dedication which makes our success possible. At QIAGEN, we are very proud of what we are doing, because our work helps to improve people’s health and lives. And we believe that the best is yet to come.

We have built a great platform with which we can proudly step forward into 2007. It is up to us to take on our many opportunities.

Yours Sincerely,

/s/ Peer M. Schattz

Peer M. Schattz, Chief Executive Officer

06

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

QIAGEN – The Executive Committee

The Executive Committee, led by Peer M. Schatz as Chief Executive Officer, forms the most senior global management team responsible for decisions that have a material or global impact on QIAGEN’s business, future, and employees. It merges over 70 years of QIAGEN experience with unique expert knowledge from the diagnostic and pharmaceutical industries.

Roland Sackers

Chief Financial Officer Roland Sackers joined the Company in 1999 as Vice President Finance. Between 1995 and 1999, Mr. Sackers worked as an auditor with Arthur Andersen Wirtschafts-prüfungsgesellschaft Steuer-beratungsgesellschaft. Since July 2004, Mr. Sackers is a member of the Supervisory Board of Operon Biotech-nologies Inc.

Peer M. Schatz

Chief Executive Officer Peer M. Schatz joined QIAGEN in 1993. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions at Sandoz, Ltd., and Computer-land AG as well as in finance, operations, management and sales positions in various startup companies in the computer and software trading industry in Europe and the United States. Mr. Schatz is a member of the German Corporate Governance Commission.

Dr. Thomas Schweins

Vice President Marketing & Strategy Dr. Thomas Schweins joined the Company in 2004 as Vice President Corporate Strategy. Prior to joining QIAGEN, he worked at the Boston Consulting Group, Düsseldorf, where he was a core team member of the Pharma/Health Care as well as the Corporate Development Practice Area. Prior to his latest position with BCG, Dr. Schweins worked three years as Technology Manager and later as Assistant to the Board with Hoechst/Aventis.

Bernd Uder

Senior Vice President Global Sales Bernd Uder joined QIAGEN in 2001 as Vice President Sales & Marketing. Before joining QIAGEN, Mr. Uder gained wide experience in building up and coordinating worldwide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech.

07

Gerhard Sohn

Vice President

Global Human Resources Gerhard Sohn joined QIAGEN in 2005 as Vice President Global Human Resources. He brings to QIAGEN twenty five years of experience in leading roles in human resources in global organizations. Gerhard Sohn joined QIAGEN from TNT Logistics, where he worked as Director Human Resources and was responsible for 4,200 employees.

Dr. Ulrich Schriek

Vice President Corporate Business Development Dr. Ulrich Schriek joined QIAGEN in 1997 and has been Vice President Corporate Business Development since 2000. Prior to joining QIAGEN, Dr. Schriek held several sales and marketing positions at Pharmacia Biotech, where he left as Global Marketing Director.

Dr. Joachim Schorr

Senior Vice President Global Research & Development Dr. Joachim Schorr joined the Company in 1992 as Project Manager and later had responsibilities as Group and Business Development Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the worldwide QIAGEN R & D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst on the development of oral malaria vaccines and was awarded with the IHK research award in 1991.

Douglas Liu

Vice President Global Operations Douglas Liu joined the Company in 2005 as Vice President Global Operations. Mr. Liu has a twenty year track record of success in operations, strategic planning and R & D in molecular diagnostics, immunodiagnostics and other healthcare market segments. Before joining QIAGEN, Mr. Liu worked at Bayer Healthcare as Head of Operations for Nucleic Acid Diagnostics in the USA and in Strategic Planning and Consulting at Bayer AG, Leverkusen. Prior to these positions, Mr. Liu worked at Abbott Diagnostics and Chiron Diagnostics.

Dr. Michael Collasius

Vice President Automated Systems

Dr. Michael Collasius joined QIAGEN in 1992 and was responsible for the integration and the development of QIAGEN’s instrumentation business as General Manager of QIAGEN Instruments since its acquisition in 1998. During his time at QIAGEN, Dr. Collasius developed a series of automated systems for nucleic acid purification and handling.

08

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

QIAGEN’s Common Share

QIAGEN’s common shares, traded as global shares, are registered and traded in the United States on the NASDAQ Global Select Market – emanated from the NASDAQ National Market in July 2006 – since June 1996 and on the Frankfurt stock exchange in Germany since 1997, where its shares are traded in the Prime Standard segment, a premium segment created by the Frankfurt Stock Exchange in January 2003.

NASDAQ

Market NASDAQ

Segment NASDAQ Global Select Market Ticker QGEN

ISIN NL0000240000

LISTING INFORMATION

We believe that the dual listing on NASDAQ and the Frankfurt Stock Exchange provides significant advantages for QIAGEN, our shareholders and our employees. Such advantages include increased visibility of QIAGEN in both Europe and the USA, which can positively impact sales and other aspects of our business. We also believe that our dual listing enlarges the trading market for our securities and thereby increases liquidity. This liquidity is also facilitated by the fact that the equity security traded on both exchanges is QIAGEN’s common shares (Global Share Program).

German Stock Exchange Market Frankfurt Stock Exchange Segment Prime Standard Ticker QIA

WKN 901626

TRADING INFORMATION

With a daily average trading volume of nearly 1.2 million shares during 2006 (more than 300,000 shares being traded on the NASDAQ, nearly 850,000 shares in the Prime Standard segment of the Frankfurt Stock Exchange and 50,000 shares on other German markets) QIAGEN common shares offered high liquidity. As of December 31, 2006, the free float, affecting the weighting of QIAGEN’s common shares in various indexes, was approximately 87.4%. Members of the Managing Board and the Supervisory Board hold approximately 7.3 % of the outstanding shares. We believe that the majority of QIAGEN’s common shares are held by institutional investors in Europe and in the United States, and are nearly equally split between both markets.

Capitalization (Dec. 31, 2006) Market US$2,323 million capitalization

Shares 153,517,000 outstanding Free float approx. 87%

10TH ANNIVERSARY ON NASDAQ

QIAGEN completed its Initial Public Offering on the NASDAQ National Market in New York on June 28, 1996. In the following decade, we experienced tremendous growth expanding from a supplier of tools for the isolation and preparation of nucleic acids into the world’s leading provider of sample and assay technologies for biological sample processing and testing in life sciences, applied testing and molecular diagnostics. Our IPO on NASDAQ, the most important

09

QIAGEN SHARE PRICE DEVELOPMENT

NASDAQ 2004 – 2006

140%

100%

60%

Over a period of three years, QIAGEN shares clearly outperformed the NASDAQ QIAGEN NBI Biotechnology Index (NBI).

2004 2005 2006

FRANKFURT STOCK EXCHANGE 2004 – 2006

140%

100%

60%

Over a period of three years, QIAGEN shares were in line with the German TecDAX QIAGEN TecDAX Index Index (TecDAX in Euro).

2004 2005 2006

10

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

QIAGEN SHAREHOLDER STRUCTURE

8% 32 % USA institutional others

QIAGEN Stock Option Plan, diluting effect 2 % QIAGEN Directors & Officers 7%

USA / Europe individual 29%

22 % Europe institutional

Source: QIAGEN estimates

stock market for our industry, marked the beginning of an era of sustained shareholder value creation. During these last ten years, our share price increased more than tenfold and our market capitalization rose from US$185 million in 1996 to more than US$2 billion in 2006.

INVESTOR RELATIONS INFORMATION

QIAGEN is committed to ensuring that individual and institutional shareholders, analysts and journalists are provided with a regular flow of transparent, comprehensive and readily accessible information on our strategy, business and results. During 2006, QIAGEN’s management presented at 23 national and international institutional conferences. More than 40 roadshows and in-house visits in Europe and the United States provided the opportunity for numerous direct discussions with investors and analysts. In 2006, QIAGEN shares were followed by more than 25 analysts from most major institutions and were recommended with a predominantly positive rating on the shares during the year.

Molecular Diagnostics

QIAGEN’s portfolio of integrated diagnostic solutions, encompassing standardized preanalytical solutions, optimized assays and dedicated automated platforms, addresses the essential needs in speed, reliability and highest sensitivity of nucleic acid testing in molecular diagnostics. QIAGEN’s portfolio spans over 30 CE-marked and 10 SFDA-approved (State Food and Drug Administration of China) assays for the detection of a variety of viral and bacterial pathogens, select assays for geno- typing and a strong pipeline of complete biomarker panels for certain disease profiles.

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

Markets and Strategy –

Leveraging Core Competencies into Multiple Markets

Discoveries in molecular biology over the last 50 years have changed our lives and resulted in significant advances in modern medicine. Our every-day vocabularies have been expanded with terms such as ‘DNA’, ‘molecular diagnostics’ and ‘personalized medicine’. Powerful, new tools of molecular biology give researchers new and vast opportunities to understand life’s processes. One outcome of this research is vital information that helps to cure and prevent diseases.

Each year about US$100 billion are spent to understand the molecular basis of life

Molecular biology plays key roles in the high-resolution diagnosis of diseases, the availability of new treatments and the efforts to increase the effectiveness and efficiency of drugs. Modern biology is also addressing other important environmental and applied issues. Among these are: animal health and disease surveillance, agriculture, biodefense, food and quality control.

Society is responding to the potential offered by these scientific advances by investing heavily to push the boundaries of discovery even further. Each year, private and public institutions worldwide spend approximately US$100 billion to advance our understanding of the molecular basis of life.

In conducting their molecular analysis of life, researchers from around the globe have specific requirements. To maintain scientific integrity, data needs to be of high quality, reproducible, and comparable. This can only be achieved by standardizing the techniques and procedures being used from sample preparation through to assays. Here, QIAGEN comes into play.

QIAGEN is considered the world’s key leader in standards in Sample and Assay Technologies. We manufacture and sell more than 500 proprietary products globally, each designed with one goal in mind – making molecular biology easier.

WHAT ARE SAMPLE AND ASSAY TECHNOLOGIES?

Biological samples contain millions of different molecules, such as DNA, RNA or proteins. However, only a small proportion of this material is t ypically of interest to researchers. Sample technologies are used to collect samples and stabilize, extract and purify the molecule of interest. Assay technologies are then used to amplif y and enrich this small amount of isolated material to make it visible, readable, and ready for interpretation. Sample and Assay Technologies operate in a highly synchronized manner.

Multiplexing assay technologies, a rapidly expanding segment in molecular diagnostics

One of the key factors for QIAGEN’s success over the past two decades has been the recognition of our customers’ needs early on and expediently acting on them. Customers consider our products industry standards to enable them to access and analyze content from any biological sample. We leverage our expertise and capabilities in providing technologies that can be easily adapted and used in all life science markets, as well as in molecular diagnostics and applied testing. This allows our investment in innovation to be returned as a multiple.

During 2006, we again expanded our activities to further increase our penetration in our core markets, through continuous innovation coupled with catalytic acquisitions of technology and product portfolios. The two most significant acquisitions we made last year, Gentra Systems, Inc., and Genaco Biomedical Products, Inc., provided innovative sample and assay technologies to our portfolio and future growth potential to our Company.

Minneapolis, Minnesota-based Gentra Systems, Inc. has developed and manufactured non-solid phase nucleic acid purification products for high volume blood samples (up to 10ml) used in bio- and blood banking as well as DNA archiving. The acquisition is highly synergistic with QIAGEN’s sample technology product portfolio and broadens our value proposition for customers in areas such as molecular diagnostics, biobanking and translational medicine; areas expected to grow rapidly in the future.

Huntsville, Alabama-based Genaco Biomedical Products, Inc. provided QIAGEN with access to innovative multiplexing assay technologies, a rapidly expanding segment in molecular diagnostics. These technologies allow screening for multiple targets in one single PCR-based test and can be used, for example, when a patient presents symptoms that could be caused by one or more pathogens from a potential pool of dozens of causes. It complements perfectly our assay technologies portfolio, which confirms and quantifies the number of copies of the target analyte.

A further aspect of our strategy efforts in 2006 included a significant project around one of our strongest assets – our brand. The QIAGEN brand is considered one of the most powerful and positive brands in molecular biology. Our leadership in sample technologies including sample preparation and assay technologies such as PCR-based molecular biology tests is widely recognized. Our new company slogan, Sample and Assay Technologies reflects our focus and leadership.

The message behind this company slogan is simple – QIAGEN is highly focused and with its more than 20 years of experience in sample and assay technologies very committed to providing the best technologies for the most critical steps in the workflow of sample processing and analysis. QIAGEN’s leadership in sample and assay technologies is widely recognized and represents the standard in life sciences, applied testing, and molecular diagnostics. Whether it’s DNA, RNA or proteins – QIAGEN is committed to leadership in sample and assay technologies for their analysis.

We significantly upgraded our brand-based communication standards and started implementing the results from this effort in early 2007.

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

Today, the molecular diagnostics markets are estimated to be about US$2.6 billion

We also optimized our sales and distribution channels throughout the world by creating distinct sales and marketing channels for each of our markets. Although these markets are very different in terms of requested segment specific sales and marketing support, they often rely on similar sample and assay technologies and most of our products find their ways into multiple target markets. QIAGEN addresses the differentiated customer markets by offering unique and highly specific sales channels and infrastructures.

THE MOLECULAR DIAGNOSTICS MARKETS

The molecular diagnostics market is still relatively small with a market volume of approximately US$2.6 billion. This compares to the overall market for in vitro diagnostics, which was estimated at approximately US$23 billion in 2006. However, the molecular diagnostics market segments are growing with an estimated growth rate of approximately 20 % per year. Molecular diagnostics is clearly one of the emerging markets in diagnostics with significant opportunities for future growth.

With almost 30 % of our sales generated in molecular diagnostics markets, QIAGEN has grown to be one of the world’s leading players in this sector, leveraging our core technologies and knowhow. We operate throughout the value chain: from sample collection from the patient to diagnostic result. Our customers seek from QIAGEN products that allow:

Rapid result delivery … speed is crucial in molecular diagnostics as often therapy is needed as quickly as possible.

Specificity … elimination of any false negative or false positive results to avoid uncertainties in decisions on therapy.

Sensitivity … tests need to ensure they can detect down to low levels of pathogens.

In these terms, molecular testing – which is based on the detection and/or amplification of DNA or RNA – is often far superior to conventional methods, such as immunoassays. Although immunoas-says are generally cost-effective, they suffer from a lack of sensitivity. For example, immunoassays cannot detect the presence of a pathogen before an appropriate amount of antibodies have been generated. Given that it takes the human body a certain amount of time to generate antibodies to a pathogen, these tests can only be performed weeks or even months after infection.

In the case of a human immunodeficiency virus (HIV), the initial detection limit using the classic method has traditionally ranged between six and twelve weeks post infection, depending on the degree of accuracy. However, with the advent of testing for the RNA of HIV, the time was shortened to a few days post infection. Another distinct advantage offered by molecular diagnostics over immunoassays is sensitivity. PCR allows for the billion-fold amplification of available genetic material, thereby allowing the detection of minute amounts and greatly increasing the sensitivity of the assay.

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IMMUNO- AND MOLECULAR ASSAY

	IMMUNOASSAY	MOLECULAR ASSAY
Assay technology	Detection of antibodies against pathogens in an antibody antigen reaction	PCR-based detection of DNA / RNA of pathogens
Detection	Indirect	Direct
Sensitivity	Medium to low	High (only a couple of virus DNA / RNA copies needed)
Specificity	Low (> 75 %)	High (> 95 %)
Phatogen detectable after	Weeks – months	Days – Weeks

MOLECULAR DIAGNOSTICS SAMPLE TECHNOLOGIES

Before an assay can be performed, the sample being tested needs to be prepared appropriately. The quality of the sample preparation is extremely important for the quality of results in the following downstream analysis. QIAGEN's unparalleled range of integrated sample technologies are used as standards in the molecular diagnostics industry to ensure that a sample is processed and the target analyte isolated to the highest quality before entering the analysis phase. Our products are used, for instance, to prepare bacterial or viral DNA from a wide range of clinical samples or to stabilize RNA in freshly drawn blood or fresh tissue samples to stop rare analytes from degrading before they can be tested. Sometimes, QIAGEN products sail under a foreign flag. As an OEM (Original Equipment Manufacturer) partner, we develop integrated solutions for and together with more than 15 manufacturers from the pharmaceutical and diagnostics industries who integrate our products into products they market.

MOLECULAR DIAGNOSTICS ASSAY TECHNOLOGIES

Today, QIAGEN provides over 100 molecular biology tests with predefined targets

Today, QIAGEN has the broadest portfolio of assays in the molecular diagnostics industry. In addition to a leading portfolio of PCR reagent kits, QIAGEN provides a comprehensive portfolio of over 100 molecular biology tests with predefined targets. This portfolio includes, besides molecular biology tests for research use, 30 CE-IVD-marked tests for the European markets and 10 SFDA- (China's State Food and Drug Administration) approved tests for the Chinese markets.

QIAGEN's assay product offering covers an unmatched spectrum of real-time PCR tests for major bacteria and viral detection, including assays for the quantitative detection of Hepatitis A (HepA) and Hepatitis B Virus (HepB), Herpes Simplex Virus (HSV), and Human Immunodeficiency Virus (HIV). It also comprises molecular tests for niche pathogens such as the Epstein-Barr-Virus (EBV), the Parvovirus, the SARS-coronavirus and the Varicella Zoster Virus (VZV). Many of these assays are offered by no or only by very few other companies.

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

QIAGEN also provides molecular diagnostic tests based on multiplexing, a technology obtained through our Genaco acquisition and which is a highly synergistic addition to QIAGEN’s offering for molecular diagnostics. There is a growing need for rapid, cost-effective solutions in this market. With the multiplexing approach, a patient sample can now be tested against a panel of multiple (up to 20) different pathogens or other targets to rapidly screen and determine the identity of an infection. In a second step, a highly sensitive and quantitative qPCR test can then be used to confirm the identity and quantify the amount of pathogens present in the sample.

Multiplexed molecular tests are widely adopted in genetic and HLA (Human Leukocyte Antigen) testing, which assesses donor/recipient compatibility in transplantations. Newer applications include testing for viral and bacterial panels, hospital-acquired infections and bacterial drug resistance mutations.

QIAGEN intends to seek regulatory approval for a number of multiplexing products. We believe that regulatory approval is essential to maximize the value of our novel multiplexing products for our customers.

THE APPLIED TESTING MARKETS

Applied testing is a highly segmented market. In our definition it includes every testing sector apart from human diagnostic testing, such as biodefense, forensics, veterinary, quality control, environmental and food testing. Around the globe, there is great interest in how molecular biology techniques affect everyday life, from knowing that food is safe to eat to being able to solve a crime. For many applications in applied testing, a solution is needed that can be used in practice by individuals of various scientific backgrounds and training levels.

Technologies and products in these markets need to be able to produce rapid results, be reliable and sensitive

The applied testing markets share many of the same characteristics observed in molecular diagnostics. Technologies and products in these markets need to be able to produce rapid results, be reliable and sensitive. At the same time, they need to be universal due to the diverse starting points of sample material. For example, monitoring the development of a specific infectious disease like an epizootic in livestock including cattle, pigs, sheep or poultry, requires the handling of different sample materials including blood, mucus, saliva, dung, and others. QIAGEN has by far the deepest know-how and experience and industry-proven sample and assay technologies for use in all applied testing markets.

APPLIED TESTING SAMPLE TECHNOLOGIES

High quality sample preparation is essential to the applied testing markets to ensure precise results can be achieved. Sample collection and processing are critical steps in analysis in applied testing. QIAGEN has extensive experience in processing complex samples which is a requirement in meeting the needs of the varied sectors within the applied testing markets.

APPLIED TESTING ASSAY TECHNOLOGIES

During 2006, QIAGEN made significant strides to broaden its test kit offering for veterinary applications, a market with a market size of approximately US$100 million and, as more applications

The life sciences research market = 45,000 academic and industrial research laboratories, with more than 390,000 researchers worldwide are introduced, a growth rate of more than 20 % per year. We acquired a license to commercialize (outside the UK) a portfolio of selected PCR-based, veterinary molecular assays developed by the Veterinary Laboratories Agency (VLA). This initial portfolio consists of seven PCR-based assays for infectious veterinary diseases affecting livestock, such as cows and horses. VLA also helped to validate one QIAGEN assay for the detection of Mycobacterium paratuberculosis, the causative agent of Johne’s Disease, a chronic infection of the small and large intestines usually in cattle, but also in sheep, goats and deer.

QIAGEN is also working with the University of Bern in Switzerland to help eradicate Bovine Viral Diarrhea (BVD) disease, the most common cattle disease worldwide. Infected animals must be detected with the highest possible sensitivity and specificity. The collaboration with the University of Bern has resulted in a real-time PCR-based test with significant improvement in all test parameters over existing detection methods.

We continue to work closely with governmental institutions to provide reagents needed for the test against biological warfare agents such as smallpox and anthrax. For example, with a partner, we have become part of a major US governmental defense program, which could further enhance the security of armed forces by enabling soldiers to analyze biological substances in the field.

THE LIFE SCIENCES RESEARCH AND DRUG DEVELOPMENT MARKET

Life sciences research represents about 62 % of QIAGEN’s 2006 revenues. This segment has a number of subsegments: about 38 % of QIAGEN’s total revenues were generated in academia, thereof about 14 % in biomedical research and about 24 % in pharmaceutical and biotechnology research and development.

The life sciences research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories, with more than 390,000 researchers from leading academic institutions, diagnostic laboratories as well as biotechnology and pharmaceutical companies. Based on estimates of the number of sample preparations being performed every year, we believe that the potential worldwide market for our nucleic acid purification products exceeds US$1 billion as the majority of the market currently still uses home-brew methodology. We also believe that an additional US$800 million is spent annually in this market on PCR enzymes and reagents.

QIAGEN is the world leader in developing and commercializing standard-setting sample and assay technologies for the research market. During 2007, we anticipate that the number of samples which have been “QIAGENized” will exceed one billion. This is a phenomenal achievement; one we are truly proud to have achieved. By creating standards early, the benefits to QIAGEN are multiplied downstream when these core technologies are translated into the high-growth molecular diagnostics and applied testing markets.

Academic research continues to be an important segment for QIAGEN and is key to our technology leadership. Another subsegment of life sciences research is focused on biomedical research

QIAGEN – LEVERAGING CORE COMPETENCIES

Molecular Applied Life Sciences Diagnostics Testing Research

Academy Industry

QIAGEN

SAMPLE AND ASSAY TECHNOLOGIES

Common Core Addressing Three Markets

The collection of pharmacogenomic data on patients in clinical trials reduces costs and time to market which is associated with hospitals and clinical trials for the development of drugs. QIAGEN is currently partnered on more than 100 clinical trial protocols. The third subsegment in life sciences research is pharmaceutical and biotechnology research. Here, we offer a highly attractive advantage of being the only independent supplier that can truly bridge pharmaceutical customers into diagnostics. We are actively partnering with key pharmaceutical companies around the world for the use of molecular techniques to advance drug development by improving patient selection into clinical trials and monitoring response rates.

The collection of pharmacogenomic and other molecular data on patients in clinical trials significantly reduces both overall costs and time to market, allowing pharmaceutical companies to increase the number of new pharmaceutical products and their approvals. It also helps to increase patients’ safety in clinical trials by avoiding the experience of adverse reactions or severe side effects during medication. And finally: the pool of genetic information on patients collected in these trials can serve as a valuable tool to improve already existing therapies. Today, more than two million patients in hospitals in the United States alone are experiencing serious adverse drug reactions and generally only a fraction of prescribed therapies are effective in patients. Being able to preselect patients before starting a therapy could help to avoid side effects and increase the efficiency of medical treatment and lower the costs to our healthcare systems.

QIAGEN paves the way for more efficient drug development

Today, most drugs are being developed using QIAGEN products. For example, QIAGEN has been a partner to Merck & Co. for the past ten years during the research and clinical development of Merck & Co.’s recently launched Gardasil ®, a vaccine against the Human Papilloma Virus (HPV). Approximately 20 million people in the United States are infected with HPV, a major cause of cervical cancer in women. Each year, around 3,700 women in the United States die from cervical cancer caused by HPV infections. Subtypes HPV-16 and HPV-18 account for approximately 70 % of all cases of cervical cancers. QIAGEN assays were used to identify and classify the strains of HPV in women entered into the clinical trials of the vaccine and formed an integral part of the regulatory submission for Merck & Co. With our capabilities to develop products for molecular profiling of patients, our diagnostics-proven quality commitment, and our strong, long-lasting relationship to the pharmaceutical industry, QIAGEN paves the way for more efficient drug development. We enable translational research, which improves drug effectiveness and patient safety.

THE FUTURE

As we look at 2007 and beyond, QIAGEN expects a number of exciting new market introductions and launches. These include a further expansion of our sample and assay technology portfolio for research, applied testing and molecular diagnostics as well as a significant investment in clinical trials for a number of molecular diagnostic products. The pipeline of automated solutions for sample and assay technologies will continue to yield exciting products that build on such recent introductions as the QIAcube.

The pace of change is very rapid. In some cases, the future has already begun, based on transformative changes brought on by molecular diagnostics, and affected by overall healthcare trends.

Industry analysts predict that one day all laboratory tests, including molecular tests, will be completely automated, with all of the work performed by instruments and robots. The laboratory will come ever closer to consumers. Today, consumers are far more actively involved in healthcare decision-making processes than ever before. Their options will increase as consumer versions of molecular tests are developed. It will become as easy to perform a home diagnostic test as it is to take a temperature with a thermometer.

We believe, QIAGEN is well positioned to take advantage of these exciting growth opportunities in our target markets: Life sciences research, applied testing and molecular diagnostics.

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

Research and Development – Innovation for Growth

Continuous product innovation is a key driver of revenue growth for QIAGEN. This is why we spend between 8 and 10 % of our revenues each year on R & D, and currently employ over 320 scientists around the world. These are premium investment rates and compared to other companies in our industry reflect our commitment to excellence in research and development. In 2006, these investments resulted in the launch of 67 new products, of which 42 were sample-technology-related products and 25 were assay-technology-related products. Together they contributed approximately 4 % to QIAGEN’s revenue growth in 2006.

QIAGEN’s scientific and operational excellence in research and development draws on the combination of deep expertise of our highly trained scientists and our expanding collaborative networks. In bringing together chemistry, biology, and engineering capabilities with marketing, business development, and sales teams as well as certain customers, QIAGEN creates a working environment that encourages openness and the rapid exchange of new ideas while at the same time ensures high-performance discipline in development.

QIAGEN’s R & D is highly focused on sample and assay technologies optimized as integrated solutions to provide highest reliability and convenience for our customers in molecular diagnostics, applied testing, and life sciences research markets. By leveraging expertise and market leadership in our core technologies we are able to quickly address emerging and rapidly growing markets.

Our scientists are pushing the frontiers of next generation science and thereby expanding our broad product and technology platform which spans all aspects of sample and assay technologies. Our development efforts have identified target needs in research in life sciences, applied testing, and molecular diagnostics markets. In 2006, we also took numerous steps to expand our development efforts by targeting regulated products and markets.

QIAGEN is a key participant in most areas of modern scientific advances

Researchers working at the cutting edge of science every day rely on QIAGEN sample preparation solutions to help push boundaries further. Through its in-house developments, partnering and its catalytic acquisitions, QIAGEN is a key participant in most areas of modern scientific advances.

Looking into the future, we believe that QIAGEN is well positioned to expand its leadership in sample and assay technologies – areas in which we are the unrivalled leader in terms of both investments and capabilities.

Applied Testing

The applied testing markets share many of the same characteristics with the molecular diagnostics markets. Technologies and products in these markets need to be able to produce rapid results, be reliable and sensitive. Many of the applications heavily rely on complex sample technologies, due to the diverse sample materials used. QIAGEN has by far the deepest know-how and experience and the broadest portfolio of industry-proven sample and assay technologies that easily can be leveraged into the rapidly growing market segments in applied testing.

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

Epigenetics is one of the fastest growing areas of molecular biology research

DEVELOPING SAMPLE TECHNOLOGIES

The development of tools which enable laboratories to collect, store, extract, and process scarce target biological molecules such as DNA and proteins from samples and prepare such for subsequent analysis faces severe challenges. A cigarette butt found at a crime scene years after it was thrown away, for example, contains thousands of different substances and molecules but only very few genetic traces, which may be partly degraded and very difficult to read. In another example, one milliliter of blood might only contain three copies of virus DNA which need to be captured, extracted and purified – this can be compared to isolating three fish from the waters of the Atlantic Ocean.

QIAGEN has a long tradition at the forefront of developing sample-technology-related tools that enable the sample preparation and processing of nucleic acids and proteins from any biological sample. Our R & D efforts include continuous interactions with our customers to understand their requirements and ensure that effective and efficient solutions are provided.

EXAMPLE: SAMPLE TECHNOLOGIES IN EPIGENETICS

Epigenetics, where scientists identify and interpret controlling influences on genes, is one of the fastest growing areas of molecular biology research holding great promise for disease research and the development of a wide variety of next generation molecular diagnostic tests. The key epigenetic variable is DNA methylation, a natural phenomenon where one of the DNA’s bases, cytosine, exists in a normal and a chemically modified, methylated state, acting like an “on” and “off” switch for genes.

DNA methylation analysis is a complex and time consuming process where the sample processing steps presented extreme challenges. In 2006, QIAGEN launched the first complete solution for sample processing in epigenetics and opened the door to rapid dissemination of this key science. The EpiTect ® Bisulfite Kit, developed in collaboration with Epigenomics AG, significantly simplifies the processing of methylated DNA, allowing researchers much faster and more reliable sample processing for subsequent analysis.

EXAMPLE: SAMPLE TECHNOLOGIES IN BIOMEDICAL TISSUE MANAGEMENT

As medical research is utilizing increasing amounts of biomedical tissue samples, new challenges emerge that need to be resolved, particularly the standardization of their processing. Data comparability and compatibility of processes within research networks worldwide are needs of increasing importance.

In the fall of 2006, QIAGEN introduced its new Biomedical Tissue Management System which addresses these needs for standardization and streamlines the integration of the individual steps in clinical sample processing and analysis. This new portfolio of products is tailored to the sample processing needs in tissue banks which are proving to be invaluable resources for cutting edge strategies in academic and pharmaceutical / biotechnology research.

QIAGEN products are used to identify proteins and to evaluate their role in biological processes

Systems Biology –to understand the complexity of a biological system as a whole

EXAMPLE: SAMPLE PREPARATION IN BIOBANKING

The acquisition of Gentra Systems, Inc. significantly increased QIAGEN’s sample technology capabilities in the biobanking-related markets. The transaction added four consumable product lines in nucleic acid purification and two automation platforms which primarily address large sample volume processing such as used for blood samples in clinical research biobanks and molecular diagnostics. Traditionally, biobanking was a confined market niche, mostly targeting population genetics studies. QIAGEN believes that the growing trends towards increased translational medicine and biomedical research are creating a renewed focus on blood- and tissue-based biobanking, thereby creating new opportunities and potential future growth.

EXAMPLE: SAMPLE PREPARATION FOR PROTEINS

QIAGEN has one of the broadest and arguably the most advanced portfolio of sample technologies for proteins. We invested significantly in internal research and acquired technologies to develop a leading suite of sample technologies for protein fractionation, crystallography and mass spectrometry. Our products are used to identify proteins and to evaluate their role in biological processes in the areas of proteomics, drug discovery, and biomarker identification.

Our customers for these products are primarily in life sciences research in academia and the pharmaceutical and biotechnology industries and some products, such as the sample technologies for mass spectrometry, are also showing promise in protein-based diagnostics.

EXAMPLE: SAMPLE PREPARATION IN SYSTEMS BIOLOGY

The move by researchers to understand the complexity of a system as a whole rather than the individual components continues to gain momentum. For each analysis, the combination of data on various molecules in a sample is vitally important to begin to understand the interactions of biology. This discipline, known as Systems Biology, is an extremely important field of development in the industry. To address the needs of researchers in Systems Biology, QIAGEN’s automated and integrated solutions help to simplify this complicated process by allowing the preparation of several analytes simultaneously from the same biological sample.

In comparative studies, for example, where DNA, RNA, and proteins need to be obtained from a limited amount of tissue, the use of separate procedures to purify each of these biomolecules makes sample preparation very complex and time-consuming.

QIAGEN’s AllPrep product line overcomes this bottleneck by allowing the purification of DNA, RNA and protein from the same tissue sample in one procedure. In addition, as a sample such as tissue does not have to be split for separate purification procedures, maximum yields of DNA, RNA, and protein can now be achieved from the same sample for more comprehensive analyses – thereby saving precious samples.

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

QIAcube – our most recent innovation in automation of sample technologies

AUTOMATION OF SAMPLE TECHNOLOGIES

QIAGEN maintains a significant investment in research and development in the area of automation technologies for sample and assay technologies. Our engineers work very closely with our other scientists. The result of this very active collaboration which is leveraged by a significant network of external partners is QIAGEN’s cutting-edge portfolio of instruments for life sciences research, clinical research, applied testing and in vitro diagnostic laboratories. Our automated solutions target the automation of our proprietary sample and assay technologies and are available to suit our customers’ application requirements and daily throughput needs.

Our most recent innovation in automation of sample technologies, QIAcube, is currently being rolled out to laboratories around the globe. QIAcube already received several prestigious industry awards and accolades such as the red dot design award or the New Product Award (NPA) Designation of the Association for Laboratory Automation (ALA). QIAcube is a novel, comprehensive solution which brings a new level of convenience, ease of use and safety to our customers at a fraction of the price of instruments previously available. It is a fully automated, small footprint bench-top system that makes DNA, RNA, and protein processing routine and automates the same QIAGEN consumable products used in manual formats throughout the world and which today represent absolute standards.

A further example, the BioRobot EZ1 workstation, is a simple to use, affordable system for purifying DNA and RNA (1-6 samples). Since its introduction, we have experienced rapid uptake into laboratories that conduct purification on a daily basis or for long-term research projects. During 2006, QIAGEN introduced several new applications for the EZ1 workstation, including the EZ1 Virus Mini Kit v2.0 for highly sensitive viral nucleic acid isolation.

QIAGEN’s Fast Cycling PCR kits enable ultra- rapid DNA amplification in as little as 20 minutes

DEVELOPING ASSAY TECHNOLOGIES

Assay technologies in molecular biology are testing procedures which make molecular targets, such as protein or nucleic acid information, visible. The solutions provided by QIAGEN can be separated into two categories. In the first category, we develop and offer advanced PCR, RT-PCR, and real-time consumable kits in open formats. These reagent kits can be used by customers in all our key markets. Our customers use these open platforms of PCR reagents to amplify target sequences of DNA or RNA of their choice. Our open kits are perceived to have strong, technology-leading positions and are targeted for use in a lot of different applications, including the detection of a specific gene expression or genotyping information in life sciences and clinical research as well as the development of home-brew tests in applied testing and molecular diagnostics.

A number of such open assay technology solutions were introduced by QIAGEN in 2006. One of the most exciting innovations in this area is QIAGEN’s Fast Cycling PCR line. Across all markets, customers ask for products not only guaranteeing the highest levels of reliability, but also a maximum of speed. QIAGEN’s Fast Cycling PCR kits were introduced by QIAGEN in 2006 and enable ultra-rapid DNA amplification in as little as 20 minutes, cutting the time compared to conventional PCR kits by up to 60%. These standardized kits can be used on any thermal cycler, while still demonstrating specific and sensitive detection of low-copy targets. This is vital for many research

QIAGEN RESEARCH & DEVELOPMENT

INNOVATION

RESULTS

1 Requirements Analysis

2 Conceptual Design

3 Development

4 Quality Assurance

5 Deployment

BRINGING TOGETHER Chemistry, Biology and Engineering with Marketing, Business Development and Sales

CREATING Working Environment of Openness

ALLOWING Rapid Exchange of New Ideas between Hierarchies

ENSURING High Performance Discipline in Development

applications, for instance in drug development, but also in fields like biodefense, where rapid pathogen detection allows earlier response.

In the second category, QIAGEN develops specific (“preprogrammed”) and highly sensitive molecular assays with predefined targets such as the RNA or the DNA of a specific virus, i.e. influenza, HIV or HBV. These assays allow customers to reliably determine and in most cases to quantify specific targets such as pathogens.

QIAGEN today provides the broadest portfolio of such molecular assays. These assays are often offered in regulated formats and subject to clearance in the countries offered.

Our expertise in the design of molecular diagnostics assays is widely recognized and our assay solutions are incorporated and marketed by many companies. Our primary bases for assay development are in Hamburg and Hilden, both Germany, and Shenzhen, China.

QIAGEN is pushing the frontiers of molecular diagnostics on many fronts and in 2006 created an exciting new capability and leadership in multiplexing assay technologies. In an ideal world, molecular analysis would be performed on one sample by one assay performed on one instrument. The result, obtained very quickly, would then provide all relevant information. For example, in molecular diagnostics, the result would allow a physician to initiate the correct treatment for a particular disease in a time frame that allows treatment to be successful. QIAGEN is moving ever closer to that goal by providing complete, integrated sample and multiplexed assay technology solutions that are standardized and enable the whole process to be robust and less prone to operator’s error.

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SARS

Severe Acute Respiratory Syndrome

RSVA / RSVB

Respiratory Syncytial Virus Type A / B

PIVI / PIVII

Parainfluenza Virus Type I / II

MULTIPLEXING – Identifying Infections with Unspecific Symptoms by Testing against a Panel of Potential Pathogens

Patient with Unspecific Respiratory Symptoms

Panel of Potential Pathogens

SARS coronavirus RSVA RSVB PIVI PIVII Influenza A Influenza B Entero-bacter Rhinovirus Coxsackie virus

QIAGEN ResPlex™ Multiplex PCR Assay

SARS coronavirus RSVA RSVB PIVI PIVII Influenza A Influenza B Entero-bacter Rhinovirus Coxsackie virus

Multiplexing tests simultaneously probe a panel of up to 20 different pathogens

Key to achieving this goal is the concept of using a single assay to identify the underlying cause of a disease, which may in fact be due to not only one but several different pathogens or disease indicators. This concept is known as multiplexing. Traditional assays normally detect one to three molecular targets, one of which is a control. Through the acquisition of Genaco Biomedical Products, Inc. in 2006, QIAGEN gained access to an innovative multiplexing technology, now called QIAplex, and a number of tests targeting viral and bacterial infections. These tests work by simultaneously probing a panel of up to 20 different pathogen types and subtypes that together represent molecular targets of likely causes of a particular disease.

The panels allow the identification of molecular targets or pathogens following “themes”, not individual molecular targets and therefore significantly simplify the diagnostic strategy for a doctor or clinician. In a second step, a highly sensitive and quantitative qPCR test from our artus assay portfolio, the broadest selection of molecular assays in the industry, can then be used to confirm the identity and quantify the amount of targets present in the sample.

EXAMPLE: ASSAY TECHNOLOGIES FOR BIOMARKERS

The role of biomarkers to indicate the presence of a disease is rapidly gaining traction. More and more specific proteins are found which reveal relevant disruptions in a flow of information within a biological system that account for diseases. Customers from the academic research and the pharmaceutical industry are increasingly focusing on the co-development and co-validation of biomarker assays with therapeutics. Biomarker assays help to improve drug development efficiency

QIAGEN provides highquality RNAi solutions to enable biomedical research and drug discovery by improving patient selection and clinical trial outcomes and therewith accelerate time-to-market cycles for new drugs, and reduce clinical trial costs. In some cases, biomarker development may lead to companion diagnostic products that will be utilized as a prerequisite for therapeutic intervention. QIAGEN actively promotes both, its closed and its open assay-technology-based consumable kits in this area.

EXAMPLE: ASSAY TECHNOLOGIES FOR RNA INTERFERENCE

One of the most exciting areas in scientific research which emerged in recent years is RNA interference (RNAi). Also known as gene silencing, the technique prevents the normal action of genes. In recognition of the significance of this breakthrough, the Nobel Assembly awarded Andrew Z. Fire, Ph. D., and Craig C. Mello, Ph. D., the Nobel Prize in Physiology or Medicine for 2006.

This breakthrough paved the way for further discoveries showing that the mechanism can also be found throughout nature, in plants, animals, and humans. RNAi is now widely used in research to determine the function of genes and identify potential drug targets. Encouraging results from early clinical studies indicate that, in the future, RNAi might be used as therapeutics.

QIAGEN is a leading RNAi technology supplier, providing high-quality RNAi solutions to enable biomedical research and drug discovery. In 2006, we introduced FlexiPlate siRNA, the world’s first product line for fully customized sets of small interfering RNAs (siRNAs). These siRNAs are short RNA molecules that act to silence specific genes. Previously, biologists had to rely on prede-fined sets of siRNAs, which often were not flexible enough to meet researchers’ needs. QIAGEN’s FlexiPlate siRNA provides a new dimension of flexibility by allowing users to determine not only the exact RNAi assay, but also precisely the amount of siRNAs needed for their individual requirements. This product introduction builds on QIAGEN’s existing capabilities in the field. Since 2002, with the launch of the worldwide first RNAi set for cancer, we have led the RNAi technology field with pioneering product launches, including the world’s first siRNA sets covering the whole human and mouse genome.

REGULATORY AFFAIRS

Throughout the R & D process we ensure that the assays are developed to the highest international regulatory standards. Our customers expect the uppermost quality products and look for the validation that comes with the seal of regulatory approval. Complementing an initiative started in 2004, in 2006, QIAGEN once again placed significant resources into regulatory affairs. We now have regulatory and clinical affairs departments based in the United States, Europe and China.

In the near term, the Genaco acquisition provided QIAGEN with several multiplex products that are nearing a submission for regulatory approval. We are in the process of completing clinical studies so that 510(k) applications to the US Food and Drug Administration (FDA) can be submitted for the H5N1 avian flu assay and StaphPlex™, a test for bacterial infections. Submission of additional ResPlex™ products and a panel focused on hospital-acquired infection (HAI) to the FDA for regulatory approvals are planned in 2008. Throughout 2007 and 2008, we will be seeking CE marking for a number of infectious disease panels.

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QIAGEN – TECHNOLOGY AND INNOVATION LEADER

COMBINING Chemistry, Biology and Engineering with Innovation Management makes QIAGEN the Technology and Innovation Leader

Scientific Seminars

Innovation Process Journal Clubs SUPERIOR

Measurements Idea Management

Innovation Award

We have always believed that the interaction with our customers and responding to their needs result in high levels of creativity

PRODUCT & DEVELOPMENT INNOVATION

QIAGEN has a well-established, cross-functional innovation culture that fosters an open working climate both within the Company and with customers, producing exceptional results.

In recognition of this creative environment, QIAGEN in 2006 introduced the Innovation Award, a reward scheme for employees to address the most promising product, application, technology idea or concept. Any individual or team employed at QIAGEN can apply. Entries are judged by an internal and external panel on a number of criteria, including customer value, potential, economic impact, and the chance of implementation, strategic fit, and IP potential.

Innovation doesn’t occur in isolation. We have always believed that the interaction with our customers and responding to their needs result in high levels of creativity. Many and very important collaborations with academia and leading companies in the pharmaceutical and diagnostics industries support our internal resources. Each collaboration provides vital resources and expertise that we are able to leverage during the innovation process, often resulting in first-of-a-kind product solutions. As a company with a flexible R& D organizational structure, the ability to quickly retool and refocus our development efforts allows us to address new technologies and emerging markets rapidly and efficiently.

Life Science Research

QIAGEN is the world leader in developing and commercializing standard-setting sample and assay technologies for the life science research markets. During 2007, we anticipate that the number of samples which have been “QIAGENized” will exceed the barrier of one billion. Academic, biomedical, pharmaceutical and biotechnology research are expanding the frontiers of science every day. QIAGEN has a unique position as a partner to the pharmaceutical industry and is actively cooperating with key pharmaceutical companies around the globe to advance drug development by improving patient selection into clinical trials and monitoring response rates and subsequently to push towards personalized medicine.

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Business Overview

DESCRIPTION OF OUR BUSINESS

We believe that we are the world’s leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions. This belief is based on the nature of our products and technologies and on our United States and European market shares as supported by independent market studies. We operate exclusively in life-sciences-related industries, and develop, manufacture and market a broad portfolio of proprietary technologies and products, which meet the needs of markets including academic and industrial research, applied testing and molecular diagnostics.

Our products standardize workflows and enable customers to reliably and rapidly process samples from collection through to purification of the target molecule, such as nucleic acids or proteins, without using hazardous reagents or expensive equipment.

We have developed or acquired a core set of technologies to provide a comprehensive approach to preanalytical sample processing. These technologies can be used alone or in combination to achieve the best solution for a given application. In particular, our proprietary technologies for magnetic-particle-based purification, solid-phase anion- exchange purification and selective adsorption to silica particles or membranes significantly enhance nucleic acid purification, the most difficult, critical, and labor intensive step in nucleic acid isolation. We believe that our technologies represent substantial advances in the speed, reliability, and ease of use of nucleic acid separation and purification procedures and the purity and yield of the resulting nucleic acids. We believe that we are the world’s leading provider in the business of sample preparation with a market share of approximately 70%.

OUR PRODUCTS

We offer over 500 products for a variety of applications in the handling, separation, purification, and subsequent use of nucleic acids and proteins. These sample and assay technologies enable our customers to efficiently pursue their research and commercial goals. The main categories of our products include:

CONSUMABLES: We offer most of our sample and assay consumable products, which account for about 90 % of our business, in kit form to maximize customer convenience and reduce user error.

These kits contain our proprietary disposable sample processing devices and/or other proprietary technologies, all necessary reagents and buffers, and a technical handbook that includes a detailed protocol and background information. Each kit includes devices and reagents for a specified number of preparations ranging from one to thousands. Each kit is covered by our quality guarantee. Major applications for our consumable products are plasmid deoxyribonucleic acid, or DNA purification; ribonucleic acid, or RNA stabilization and purification; genomic and viral nucleic acid purification; nucleic acid transfection; PCR amplification; reverse transcription; DNA cleanup after PCR and sequencing; DNA cloning and protein purification. In 2005, we began offering validated PCR assays which allow PCR-based detection of viral, bacterial and parasite, human and animal pathogens as well as pharmacogenomic genotyping. The majority of assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation from QIAGEN and CE-labeled according to the IvD-Directive in the EU. During 2006, we developed and launched 67 new products including innovative sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi and molecular diagnostics.

INSTRUMENTATION: Our BioRobot systems offer walk-away automation of sample and assay technologies in low, medium or high-throughput scale, as well as reaction set-up and other laboratory tasks. We also sell instruments to our OEM partners. In early 2007, we launched the QIAcube, a novel sample processing platform incorporating novel and proprietary technologies which allow users in research in life sciences, applied testing and molecular diagnostics to fully automate the processing of almost all our consumable products. The QIAcube received the distinguished New Product

Award or NPA Designation of the Association for Laboratory Automation or ALA in February, 2007.

OTHER: A very small part of our business revenues comes from custom services, siRNA synthesis, whole genome amplification services, DNA sequencing, and non-cGMP DNA production on a contract basis. We also sell and/or license technology.

RESEARCH AND DEVELOPMENT

Our product development efforts are focused on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. We intend to maintain our technology leadership position through investments in product improvements, product extensions, and innovative new approaches. We believe that improvements in instrumentation will strengthen our leadership position in the automation of preanalytical processing applications and generate an increased demand for our consumable products.

Our research and development organization is matrix-structured and is overseen by our Senior Vice President Research & Development. We conduct most of our research and development activities in Germany, Switzerland, and the United States. Our organization structure allows us flexibility to refocus our product development efforts as new technologies or markets emerge. Our total number of research and development employees at December 31, 2006, was 332. Our total research and development expenses in 2006, 2005 and 2004 were approximately US$41.6 million, US$35.8 million, and US$34.4 million, respectively.

SALES AND MARKETING

We market our products in more than 40 countries worldwide. We have subsidiaries throughout the world in the markets that we believe have the greatest sales potential. We have established a network of highly experienced marketing personnel and employ a dedicated field sales force of over 700 people, who sell our products and provide direct support to customers. A significant number of our marketing and sales staff are experienced scientists with academic degrees in molecular biology or related areas. We also have specialized independent distributors and importers serving more than 40 countries.

Our marketing strategy is focused on providing high-quality products that offer customers unique advantages, coupled with a commitment to technical excellence and customer service. We have developed a range of marketing tools designed to provide customers with direct access to technical support and inform them of new product offerings. One such tool is our technical service hotline, which allows existing or potential customers to discuss, via phone and e-mail, a wide range of technical questions regarding our products and related molecular biology procedures with Ph.D. and M.Sc. scientists in our technical service group, who provide this advice and training. Frequent communication with customers enables us to identify market needs, to gain early insight into new developments and business opportunities, and to respond with new products. We also distribute several publications, including our annual catalog, to existing and potential customers worldwide, providing new product information, product updates, and articles contributed by customers and by our scientists about existing and new applications for our products. In addition, we advertise in leading scientific journals such as Science, and hold numerous scientific seminars, in which our scientists present technical information at leading academic and industrial research institutes worldwide. We conduct direct mail campaigns to announce new products or offer special sales promotions, and also offer a personalized bi-monthly electronic newsletter for our worldwide customers that provides helpful hints and information for molecular biology applications. Our web site (www.qiagen.com) contains a full online product catalog and online ordering system, various support tools and resources. Some information is available on our website in French and German to support these local markets. We also have a Japanese language site (www.qiagen.co.jp).

In addition to keeping our customers informed of new product offerings, we also offer an inventory consignment program. The QIAcabinet is a storage cabinet owned by us and placed in customer laboratories at their request. The QIAcabinet is stocked with our products, offering customers the convenience of immediate access, thereby reducing product reorder procedures and shipping costs. We monitor cabinet inventory and bill the customers at regular intervals as the products are used. We believe that our QIAcabinet helps us maintain our competitive position, while also reducing distribution costs and increasing our visibility in the laboratory.

PRINCIPAL MARKETS

From our inception, we have believed that nucleic acids and proteins would play an increasingly important role in molecular biology and that major new commercial uses of nucleic acids would be developed. We have been supplying customers with proprietary products for the processing of nucleic acids since 1986. Customers include major academic institutions and governmental laboratories such as the United States National Institutes of Health, or NIH, as well as leading pharmaceutical and biotechnology companies. In addition, fundamental

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developments in recent years have created significant new opportunities for us in the emerging markets of nucleic-acid-based molecular diagnostics, and applied testing such as forensics, veterinary diagnostics, genetically modified organisms, or GMO, and other food testing. In response to these opportunities, we are currently targeting our products and marketing activities to each of these markets.

RESEARCH MARKET

The worldwide research market for nucleic acid and protein separation and purification products is comprised of an estimated 45,000 academic and industrial research laboratories with more than 400,000 researchers from leading academic institutions, diagnostics companies and laboratories, biotechnology companies, and pharmaceutical companies. A substantial portion of this market continues to utilize traditional, labor-intensive methods for nucleic acid separation and purification, and we estimate that 15 % of all molecular biology research time is spent on such processes. We recognized early on the opportunity to replace the traditional methods with reliable, fast, and high-quality nucleic acid separation and purification technologies and products. We concentrated our product development and marketing efforts on this market and now offer over 500 nucleic acid sample processing products to customers. We also offer a broad and innovative portfolio for the expression, purification and fractionation of proteins. We believe that we are the technology leader in this growing research market and that we are well positioned to increase sales and expand our share of the research market as laboratories continue to convert from traditional methods to new technologies such as ours. Based on estimates of the number of sample preparations being performed each year, we believe that the potential worldwide research market for our nucleic acid purification products exceeds US$1 billion, as the majority of the market currently uses home-brew methodology. In addition, we believe that an additional US$800 million is spent annually in this market on PCR enzymes and reagents. We have expanded our product base for PCR amplification and reverse transcription and continue to develop products for the PCR-related market segment. In 2005, we were one of the first companies to enter into a broad licensing agreement with Applied Biosystems Group regarding real-time PCR technology. This agreement enhances our value as a leading supplier of a broad range of real-time PCR technologies. These real-time PCR technologies are optimized for use with our market- and technology-leading preanalytical solutions. Our PCR reagent portfolio is also a critical component for ready-to-use real-time PCR assays which we offer and which are linked to our innovative RNAi assay offering.

NUCLEIC-ACID-BASED MOLECULAR DIAGNOSTICS MARKET

We believe that the molecular diagnostics market represents a signifi-cant market for nucleic acid separation and purification products. We believe that the advent of PCR and other amplification technologies has made the prospect of nucleic-acid-based molecular diagnostics feasible. Nucleic-acid-based molecular diagnostics have fundamental advantages over traditional diagnostic technologies such as immuno-assays in terms of specificity and sensitivity. This new generation of molecular diagnostics can be used, for example, to detect or identify micro-organisms, cancer cells, bacteria, and viruses (including HIV) by searching for their nucleic acid sequences. In order to prove that a disease is present in a patient, the unique sequence of the target nucleic acid causing the disease must be known, and the sequence in the sample must be amplified to facilitate detection. Potential commercial applications for nucleic-acid-based molecular diagnostics include infectious disease diagnostics in bio banks, HLA typing for bone marrow and organ transplantation, genetic testing for predisposition to cancers and other common diseases, and genetic “fingerprinting” of humans, animals and plants.

The success of nucleic-acid-based molecular diagnostics will depend on the ability to analyze purified nucleic acid samples from a variety of specimens, including blood, tissue, body fluids and stool, and on automation so that hundreds of samples can be handled concurrently. Other key factors will be the convenience, versatility, and reliability of the nucleic acid separation and purification procedures. Our BioRobot series has been developed to handle low-, medium-, and high-throughput nucleic acid sample preparation and handling tasks in molecular biology laboratories, clinical laboratories, blood banks, forensic and genomics projects. Nucleic acid samples purified on our instruments are ready for use in the demanding and sensitive downstream assays performed in molecular diagnostic applications. We offer closed and open assay technologies. The open platforms, such as RT-PCR or Endpoint PCR, contain PCR reagents. Closed platforms, diagnostics with predefined targets, include multiplexing and other pathogen detection assays. In order to broadly address the molecular diagnostics market, in May 2005, we acquired artus, subsequently renamed QIAGEN Hamburg GmbH, which offers a broad range of real-time

PCR assays for viral and bacterial pathogen detection that are complementary to our sample preparation kits. The majority of these assays are validated with either manual QIAamp sample preparation or automated MagAttract sample preparation and CE-labeled according to the EU-IvD-D. Assays are marketed directly to end customers by our sales channels and selected assays are marketed by major diagnostic partners with access to customers complementary to our customers. All assays are PCR-licensed for human diagnostic and veterinary diagnostic purposes and provide all features such as controls, ready-to-use reagents and comprehensive technical documentation needed in a routine diagnostic testing environment. In addition, we intend to enter into partnerships or other agreements with established companies in the molecular diagnostics market in order to broaden the distribution of our products.

APPLIED TESTING MARKET

We believe that emerging applied testing markets such as forensics, veterinary and food offer great opportunities for standardized sample preparation and assay solutions. Successes in crime cases due to DNA analyses, public debates about GMO and food safety as well as bio-terrorism risks have increased the value of the use of molecular-based methods. These methods are performed by well-trained researchers in fully equipped laboratories as well as by less-trained personnel calling for easy-to-use, reproducible and standardized methods. Our manual DNA and RNA purification methods and the automated solutions on BioRobot EZ1, BioSprint 15 and 96 as well as our amplification enzymes and quantitative assays address the needs in these markets. We market a range of assays to end users in applied testing markets such as veterinary diagnostics and biodefense laboratories.

SEASONALITY

Our business does not experience predictable seasonality. Historically, a significant portion of our sales have been to researchers, universities, governmental laboratories and private foundations whose funding is dependent upon grants from government agencies such as the US NIH and similar domestic and international agencies. To the extent that our academic customers experience increases, decreases or delays in funding arrangements, and to the extent that any of our customers’ activities are slowed, such as during vacation periods or due to delays in the approval of governmental budgets, including the US federal government’s budget, we may experience fluctuations in sales volumes during the year or delays from one period to the next in the recognition of sales.

REVENUE BY GEOGRAPHIC REGION

The table below sets forth total revenue during each of the past three fiscal years by geographical market, which includes revenue from all our product and service offerings. It is not practicable to provide a detail of revenues by category of activity. Net sales are attributed to countries based on the location of the subsidiary making the sale as certain subsidiaries have international distribution. Additional information with respect to operations by geographic region can be found in Note 21 to our consolidated financial statements included in our Form 20-F enclosed with this Annual Report.

REVENUE BY GEOGRAPHIC REGION

Net Sales

2006 2005 2004

US$

North America ¹ 318,865,000 285,242,000 284,393,000

Germany ¹ 220,325,000 187,381,000 163,841,000

Switzerland ¹ 40,044,000 36,957,000 37,936,000

Asia ¹ 49,875,000 35,266,000 41,563,000

Rest of World ¹ 109,025,000 88,924,000 74,117,000

Corporate ¹ 525,000 985,000 65,000

Subtotal 738,659,000 634,755,000 601,915,000

Intersegment elimination ²(272,881,000)(236,360,000)(221,286,000)

Total 465,778,000 398,395,000 380,629,000

¹ Includes net sales to affiliates.

² Represents intercompany sales between affiliates, which are accounted for by a formula based on local list prices and are eliminated in consolidation.

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INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND LICENSES

We do not depend on any individual patent or technologies owned or licensed by us. We are however significantly dependent in the aggregate on technology that we own or license. Therefore, we consider the protection of our proprietary technologies and products for the separation and purification of nucleic acids as the key to the success of our business. We rely on a combination of patents, licenses and trademarks to establish and protect our proprietary rights in our technologies and products. We currently own 89 issued patents in the United States, 56 issued patents in Germany and 327 issued patents in other major industrialized countries, and have 452 pending patent applications. Worldwide, we own 472 granted patents. Our policy is to file patent applications in Western Europe, the United States and Japan. US patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. We intend to aggressively prosecute and enforce our patents and otherwise protect our proprietary technologies. We also rely on trade secrets, know-how, continuing technological innovation and licensing opportunities to develop and maintain our competitive position.

Our practice is to require employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of their relationships with us. These agreements provide that all confidential information developed by or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties, subject to a right to publish certain information in scientific literature in certain circumstances and to other specific exceptions. In the case of our employees, the agreements provide that all inventions conceived by the individual in the course of their employment will be our exclusive property.

Additional information with respect to risks related to our reliance on patents and proprietary rights can be found in “Risk Factors” included in Item 3 of our Form 20-F enclosed with this Annual Report.

COMPETITION

We believe that our primary competition involves traditional separation and purification methods, such as phenol extraction, cesium chloride density gradient centrifugation, and precipitation. These methods utilize widely available reagents and other chemicals supplied by companies such as Sigma-Aldrich Corp. and Roche Diagnostics GmbH (Applied Sciences Division). We compete with such methods through our innovative technologies and products, which offer a comprehensive solution for nucleic acid collection, pretreatment, separation and purification needs and provide significant advantages over traditional methods with respect to speed, reliability, convenience, and ease of use.

We also experience, and expect to continue to experience, competition in different segments of our business from other companies providing sample preparation products in kit form and assay solutions. These competitors include: Promega Corp., Invitrogen Corp., Millipore Corp., Roche Diagnostics, and Macherey-Nagel GmbH for nucleic acid separation and purification; Applied Biosystems, Invitrogen Corp. and Promega Corp. for assay solutions; Invitrogen Corp. and Pro-mega Corp. for transfection reagents, Sigma-Aldrich Corp. and Fisher Scientific for protein fractionation products. We believe that our proprietary technologies and products offer significant advantages over competitors’ products with regard to purity, speed, reliability, and ease of use.

We believe that our competitors do not have the same comprehensive approach to preanalytical solutions, including nucleic acid sample processing, and therefore cannot provide the broad range of technologies and depth of products and services that we offer. With our complete range of manual and fully automated solutions, we believe we offer the value of standardization of procedures and therefore more reliable results. We also believe that our integrated strategic approach of sample and assay technologies gives us a competitive advantage. The quality of sample preparation – a field in which we have a unique market and leadership position – is a key prerequisite for reliable molecular assay solutions which increasingly are being applied in emerging markets such as applied testing and molecular diagnostics.

Our continued future success will rely in large part on our ability to maintain our technological advantage over competing products, expand our market presence and preserve customer loyalty. There can be no assurance that we will be able to compete effectively against our past, present or future competitors or that developments by others will not render our technologies or products noncompetitive.

SUPPLIERS

We buy materials for our products from many suppliers and are not dependent on any one supplier or group of suppliers for our business as a whole. Raw materials generally include chemicals, raw separation media, biologics, plastics and packaging. Raw materials are generally readily available at competitive, stable prices from a number of suppliers. Certain raw materials are produced under our specifications, so we closely monitor stock levels to maintain adequate supplies. We believe we maintain inventories of raw materials at a sufficient level to ensure reasonable customer service levels and to guard against normal volatility in availability.

FISCAL YEAR ENDED

DECEMBER 31, 2006, COMPARED TO 2005

NET SALES

In 2006, net sales increased 17 % to US$465.8 million from US$398.4 million in 2005. In 2006, net sales in North America increased 12%, net sales in Europe increased 17 % and net sales in Asia increased 41%, primarily driven by China. The increase in sales was primarily the result of an increase in our consumables products sales which experienced a growth rate of 17 % in 2006 as compared to 2005. The increase in consumable sales includes organic growth and sales from our recently acquired businesses. During 2006, sales from our instrumentation products increased 19 % compared to 2005. Sales of our other offerings, primarily services, which represented 1 % of our 2006 net sales, decreased 16 % in 2006 as compared to 2005.

We regularly introduce new products in order to extend the life of our existing product lines as well as to address new market opportunities. During 2006, we introduced more than 67 new products including innovative sample and assay technologies for research in the areas of epigenetics, gene expression, micro RNA, proteomics, RNAi, and molecular diagnostics.

A significant portion of our revenues is denominated in euros. Changes in exchange rates can affect the growth rate of net sales. For the year ended December 31, 2006, using identical foreign exchange rates for both years, net sales would have increased approximately 17 % as compared to the reported increase of 17 % for the year ended December 31, 2006. Additional information regarding currency impacts can be found under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” which is included in our Form 20-F enclosed with this Annual Report.

GROSS PROFIT

Gross profit was US$324.6 million or 70 % of net sales in the year ended December 31, 2006 as compared to US$275.2 million or 69 % of net sales in 2005. The absolute dollar increase in 2006 compared to 2005 is attributable to the increase in net sales. The gross margin of 70 % in 2006 as compared to the gross margin of 69 % in 2005 primarily reflects the impact of our consumable sales. Our consumable products have a higher gross margin than our instrumentation products and fluctuations in the sales levels of these products can result in fluctuation in our gross margin during a quarter when compared to the gross margin of another quarter. During 2006 and 2005, instrumentation sales represented approximately 10 % of our total sales. In connection with our acquisitions in 2006 and 2005, we expensed US$2.0 million and US$439,000, respectively, of inventory to cost of sales which will be replaced with products integrating newly acquired technologies.

RESEARCH AND DEVELOPMENT

Research and development expenses increased 16 % to US$41.6 million (9 % of net sales) in 2006 compared with US$35.8 million (9 % of net sales) in 2005. Using identical foreign exchange rates for both years, research and development expenses would have increased approximately 15%. Our recent acquisitions of new technologies, notably those acquired via the acquisitions of artus and 5-Prime, have resulted in an increase in our research and development costs. As we continue to expand our research activities and product development capabilities, additional expense will be incurred related to research and development facility costs and the employees engaged in our research and development efforts. Additionally, our research and development costs are expected to increase as we incur costs in connection with obtaining 510(k) and CE approval of our artus and Genaco assays. We have a strong commitment to research and development and anticipate that research and development expenses will increase, perhaps significantly.

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

SALES AND MARKETING

Sales and marketing expenses increased 23 % to US$115.9 million (25 % of net sales) in 2006 from US$94.3 million (24 % of net sales) in 2005. Using identical foreign exchange rates for each year, sales and marketing expenses would have increased approximately 22%. Sales and marketing expenses are primarily associated with personnel, commissions, advertising, trade shows, publications, freight and logistics expenses and other promotional expenses. The increase in sales and marketing expenses in 2006 includes expenses related to creating separate sales organizations addressing customers in industrial and academic research, applied testing, and molecular diagnostics as well as to sales organizations in our newly acquired or established subsidiaries. We anticipate that sales and marketing costs will increase along with new product introductions and continued growth in sales of our products.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased 21 % to US$48.6 million (10 % of net sales) in 2006 from US$40.1 million (10 % of net sales) in 2005. Using identical foreign exchange rates for both years, general and administrative expenses would have increased approximately 21%. General and administrative expenses primarily represent the costs required to support our administrative infrastructure which, except for the period following our restructuring, have continued to expand along with our growth. The increase in general and administrative expenses in 2006 includes expenses related to our newly acquired subsidiaries.

ACQUISITION-RELATED INTANGIBLE AMORTIZATION

Acquisition-related intangible amortization relates to intangible assets acquired in our business acquisitions. During 2006, the amortization expense on acquisition-related intangibles increased to US$8.2 million from US$3.7 million in 2005. The increase in expense is the result of an increase in the amount of intangibles acquired in our recent business acquisitions. During 2006, we completed seven acquisitions which have increased our intangible assets subject to amortization. We therefore expect that our acquisition-related intangible amortization will increase as a result of the recent acquisitions as well as by any future acquisitions.

ACQUISITION, INTEGRATION AND RELATED COSTS

In connection with our acquisitions, we recorded charges in 2006 of US$2.2 million for purchased in-process research and development and US$2.0 million related to inventory which needed to be replaced with products suitable to the newly acquired technologies. Costs related to acquisition and integration activities during 2006 totaled US$6.1 million and included US$1.0 million in severance and employee-related costs, US$2.5 million of costs related to acquisition integrations and US$2.6 million for the impairment of assets.

In connection with our acquisitions, we recorded charges in 2005 of US$3.2 million for purchased in-process research and development and US$439,000 related to inventory which needed to be replaced with products suitable to the newly acquired technologies. Costs related to acquisition and integration activities during 2005 totaled US$3.2 million, including US$2.1 million related to the impairment of fixed and other assets as a result of the acquisition.

RELOCATION AND RESTRUCTURING COSTS

Relocation and restructuring costs recorded in 2006 are related to the restructuring of acquired businesses located in Norway and North America for which a restructuring was not contemplated at the time of acquisition. We expect that restructuring charges related to the 2006 closures and relocations will total approximately US$2.0 million, of which US$1.5 million have been recorded as of December 31, 2006. These costs consisted primarily of relocation and severance costs of US$669,000, lease and facility costs of US$181,000 and other costs of US$601,000.

OTHER INCOME (EXPENSE)

Other income was US$5.5 million in 2006 compared to other expense of US$2.4 million in 2005. This increase in income was mainly due to higher interest income and gain from equity method investees, partially offset by higher interest expense, lower research and development grant income and a lower loss on foreign currency transactions.

In 2006, research and development grant income from European as well as German state and federal government grants decreased to US$795,000 from US$1.4 million in 2005. We conduct significant research and development activities in Germany and expect to continue to apply for such research and development grants in the future.

We recorded a loss from foreign currency transactions of US$660,000 in 2006 as compared to a loss of US$157,000 in 2005. The loss from foreign currency transactions reflects the net effect of conducting business in currencies other than the US dollar. QIAGEN N.V.’s functional currency is the US dollar and its subsidiaries’ functional currencies are the euro, the British pound, the Swedish krone, the Swiss franc, the US dollar, the Australian dollar, the Canadian dollar, the Japanese yen, the Malaysian ringgit, the Chinese yuan, the Korean won, the Turkish lira and the Norwegian krone. Additional information regarding currency impacts can be found under Item 11 “Quantitative and Qualitative Disclosures About Market Risk” which is included in our Form 20-F enclosed with this Annual Report.

For the year ended December 31, 2006, interest income increased to US$16.4 million from US$7.6 million in 2005. Interest income is derived mainly from interest-bearing cash accounts and investments. The increase in interest income in 2006 over 2005 was primarily the result of an increase in amounts invested during the year along with an increase in interest rates. At December 31, 2006, we had US$430.4 million in cash and cash equivalents compared to US$191.7 million at December 31, 2005. As of December 31, 2006, we had US$52.8 million invested in marketable securities, compared to US$15.0 million in auction rate at December 31, 2005.

Interest expense increased to US$11.9 million in 2006 compared to US$5.9 million in 2005. Interest costs relate primarily to our long-term borrowings from QIAGEN Finance and the new borrowings from Euro Finance along with the long-term debt related to our facility construction.

In 2006, we recorded a net gain from equity method investees of US$1.3 million compared to a loss of US$1.1 million in 2005. The gain/loss primarily represents our share of profits/losses from our equity investment in PreAnalytiX. As previously disclosed, we intend to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, we may record losses on equity investments based on our ownership interest in such companies.

Other miscellaneous expense was US$360,000 in 2006 compared to other miscellaneous income of US$741,000 in 2005. This increase in miscellaneous expense was primarily due to 2006 losses on the disposition of property and equipment.

PROVISION FOR INCOME TAXES

Our effective tax rate decreased to 34 % in 2006 from 36 % in 2005. Our operating subsidiaries are exposed to effective tax rates ranging from approximately 0 % to approximately 62%. Fluctuations in the distribution of pretax income among these entities can lead to fluctuations of the effective tax rate in our consolidated financial statements.

FOREIGN CURRENCY

QIAGEN N.V.’s functional currency is the US dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered, in accordance with Statement of Financial Accounting Standard No. 52, “Foreign Currency Translation”. All amounts in the financial statements of entities whose functional currency is not the US dollar are translated into US dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders’ equity at historical rates. Translation gains or losses are recorded in shareholders’ equity and transaction gains and losses are reflected in net income. The net loss on foreign currency transactions in 2006, 2005 and 2004 was US$660,000, US$157,000, and US$67,000, respectively, and is included in other income.

LIQUIDITY AND CAPITAL RESOURCES

To date, we have funded our business primarily through internally generated funds, debt and the private and public sales of equity. Our primary use of cash has been to support continuing operations and our capital expenditure requirements including acquisitions. As of December 31, 2006 and 2005, we had cash and cash equivalents of US$430.4 million and US$191.7 million, respectively, and investments in current marketable securities of US$52.8 million and US$15.0 million, respectively. Cash and cash equivalents are primarily held in euros and US dollars, other than those cash balances maintained in the local currency of subsidiaries to meet local working capital needs. At December 31, 2006, cash and cash equivalents had increased by US$238.7 million over December 31, 2005, primarily due to cash provided by operating activities of US$101.5 million and financing activities of US$303.2 million, offset by cash used in investing activities of US$165.5 million. Marketable securities consist of fixed and floating rate debt instruments. As of December 31, 2006 and 2005, we had working capital of US$566.7 million and US$278.6 million, respectively.

38

Letter from the Managing Board
QIAGEN – The Executive Committee
QIAGEN's Common Share
Markets and Strategy
Research and Development
Financial Statements
Report of the Supervisory Board
Corporate Governance

OPERATING ACTIVITIES

For the years ended December 31, 2006 and 2005, we generated net cash from operating activities of US$101.5 million and US$91.2 million, respectively. Cash provided by operating activities increased in 2006 compared to 2005 primarily due to increases in net income and accounts payable, partially offset by an increase in inventories and a decrease in accrued liabilities. Since we rely heavily on cash generated from operating activities to fund our business, a decrease in demand for our products or significant technological advances of competitors would have a negative impact on our liquidity.

INVESTING ACTIVITIES

Approximately US$165.5 million of cash was used in investing activities during 2006, compared to US$98.5 million during 2005. Investing activities during 2006 consisted principally of purchases of property and equipment and cash paid for acquisitions and the purchase of intangible assets. In the third quarter of 2006, we began construction of a new logistics center located in Germany. The new facility will occupy approximately 48,000 square feet and will cost an estimated EUR 9.0 million, of which EUR 6.4 million (approximately US$8.2 million) had been incurred through December 31, 2006. The new logistics facility along with future expansions and acquisitions may result in increased investing activities compared to prior periods.

FINANCING ACTIVITIES

Financing activities provided US$303.2 million in cash for the year ended December 31, 2006, compared to US$3.0 million for the same period in 2005. Cash provided during the period was primarily due to the proceeds received from a long-term loan payable to Euro Finance, the issuance of common shares as a result of stock option exercises, tax benefits from stock-based compensation and proceeds received in connection with an agreement to issue shares to QIAGEN Finance, partially offset by capital lease payments and the repayment of debt.

We have credit lines totaling US$12.4 million at variable interest rates, none of which was utilized as of December 31, 2006. We also have capital lease obligations, including interest, in the amount of US$12.8 million, and carry US$496.1 million of long-term debt.

We have two notes payable that are the long-term borrowings of the proceeds from the issuance of US$150.0 million senior unsubordinated convertible notes, with a 1.5% coupon due in 2024 through QIAGEN Finance, which was established for this purpose. The net proceeds of the convertible debt were loaned by QIAGEN Finance to our consolidated US and Swiss subsidiaries. The long-term notes payable to QIAGEN Finance have an effective interest rate of 1.95% and are due in August 2011. The convertible notes issued by QIAGEN Finance are convertible into shares of our common stock at a conversion price of US$12.6449 subject to adjustment. We also have a note payable of EUR 30.0 million, (approximately US$39.6 million at December 31, 2006) which bears interest at a variable interest rate of EURIBOR plus 0.75% and is due in annual payments of EUR 5.0 million through June 2011 and a note payable of EUR 5.0 million (approximately US$6.6 million at December 31, 2006) which is due in June 2008.

In May 2006, we completed the offering of US$300.0 million of 3.25% senior convertible notes (2006 Notes) due in 2026 through the new unconsolidated subsidiary QIAGEN Euro Finance (Luxembourg) S.A. (Euro Finance). The net proceeds of the 2006 Notes were loaned by Euro Finance to consolidated subsidiaries. At September 30, 2006, US$300.0 million is included in long-term debt for the amount of 2006 Notes proceeds payable to Euro Finance. These long-term notes payable to EUR Finance have an effective interest rate of 4.2% and are due in May 2013. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15.0 million shares of common stock at the option of the holder upon the occurrence of certain events at a price of US$20.00 per share, subject to adjustment. QIAGEN N.V. has an agreement with Euro Finance to issue shares to the investors in the event of conversion. This subscription right, along with the related receivable, is recorded at fair value in the equity of QIAGEN N.V. as paid-in capital. The 2006 Notes cannot be called for the first seven years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022.

In connection with the first quarter 2006 acquisition of PG Biotech, we acquired approximately US$3.1 million in short-term debt. The debt was due and paid in April 2006.

39

We believe that funds from operations, existing cash and cash equivalents, together with the proceeds from our public and private sales of equity and convertible notes, and availability of financing facilities as needed, will be sufficient to fund our planned operations and expansion during the coming year.

CURRENCY HEDGING

In the ordinary course of business, we purchase financial instruments with which we intend to hedge foreign currency fluctuations with the principal objective of minimizing the risks and/or costs associated with global financial and operating activities. Generally, we hedge a majority of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. We do not utilize financial instruments for trading or other speculative purposes.

At December 31, 2006, these foreign currency instruments consisted of options, which give us the right, but not the obligation, to purchase foreign currencies in exchange for US dollars at predetermined exchange rates. These options are marked to market through our statements of income and are not designated as effective hedges according to the provisions of SFAS 133. At December 31, 2006, we did not have any significant foreign currency exchange option holdings.

During 2005, our German and Swiss subsidiaries entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign-currency-denominated liabilities. At December 31, 2006, these forward contracts totaled US$44.0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and at December 31, 2006 and 2005 had fair market values of approximately US$2.8 million and US$663,000 million, respectively, which are included in other long-term liabilities in the accompanying consolidated balance sheets. During 2006, we also entered into two additional forward arrangements which qualify as cash flow hedges of foreign-currency-denominated liabilities. At December 31, 2006, we held a contract for Canadian dollars 8.0 million which matured in February 2007 and had a fair market value of US$126,000 at December 31, 2006. Additionally we held a contract for Japanese yen 200.0 million which matures in April 2007 and had a fair market value of US$190,000 at December 31, 2006. The fair values of these forwards are included in prepaid and other assets at December 31, 2006. During 2005, we also entered into a forward arrangement which qualified as a cash flow hedge of 9.0 million Canadian dollars. This contract matured in February 2006 and had a fair market value of US$377,000 at December 31, 2005, which was included in accrued and other liabilities at December 31, 2005.

The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in accumulated comprehensive income, a component of shareholders' equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled in, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans.

CONTRACTUAL OBLIGATIONS

As of December 31, 2006, our future contractual cash obligations are as follows:

CONTRACTUAL OBLIGATIONS

1,000 US$	Total	2007	2008	2009	2010	2011	Thereafter
Long term debt	496,190	6,599	13,197	6,599	6,599	163,196	300,000
Capital lease obligations	17,992	1,488	1,563	1,534	1,550	1,491	10,366
Operating leases	23,422	8,396	6,426	3,833	2,975	1,652	140
Purchase obligations	25,119	13,810	9,355	172	172	172	1,438
License and royalty payments	3,175	635	413	413	413	413	888
Total contractual cash obligations	**565,898**	**30,928**	**30,954**	**12,551**	**11,709**	**166,924**	**312,832**

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

In addition to the above and pursuant to the purchase agreements acquisitions, we could be required to make additional contingent cash payments totaling up to US$44.6 million based on revenue and other milestones in 2007 and beyond.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management’s estimates and assumptions, there could be a material impact to the financial statements. In applying our critical accounting policies, at times we used accounting estimates that either required us to make assumptions about matters that were highly uncertain at the time the estimate was made or it is reasonably likely that changes in the accounting estimate may occur from period to period that would have a material impact on the presentation of our results of operations, financial position or cash flows. Our critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangibles, and income taxes. We reviewed the development, selection, and disclosure of our critical accounting policies and estimates with the Audit Committee of our Supervisory Board.

REVENUE RECOGNITION

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (SAB 104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could require management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

ACCOUNTS RECEIVABLE

Our accounts receivable are unsecured, and we are at risk to the extent such amounts become uncollectible. We continually monitor accounts receivable balances, and provide for an allowance for doubtful accounts at the time collection becomes questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management’s current estimates.

INVESTMENTS

We have equity investments accounted for under the cost method. We periodically review the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these nonmarketable equity investments in life science companies is inherently subjective, and if actual events differ from management’s assumptions, it could require a write-down of the investment that could materially impact our financial position and results of operations.

In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that we exert. Assessing the level of control involves subjective judgments. If management’s assumptions with respect to control differ in future periods and we therefore have to account for these investments under a method other than the cost method, it could have a material impact to our financial statements.

GOODWILL AND OTHER INTANGIBLE ASSETS

We account for acquisitions under the purchase method of accounting, typically resulting in goodwill. Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” requires us to assess goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The statement requires estimates of the fair value of our reporting units. If we determine that the fair values are less than the carrying amount of goodwill recorded, we must recognize an impairment in our financial statements. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimate.

At December 31, 2006, goodwill and intangible assets totaled US$160.1 million and US$118.5 million, respectively, and were included in the following segments as shown in the table below.

In the fourth quarter of 2006, we performed our annual impairment assessment of goodwill (using data as of October 1, 2005) in accordance with the provisions of SFAS No. 142. In testing for potential impairment, we measured the estimated fair value of our reporting units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2006.

Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the reporting units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

SHARE-BASED COMPENSATION

Our stock plan, the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan), allows for the granting of stock rights, incentive stock options, as well as for nonqualified options, stock grants and stock-based awards. Effective January 1, 2006, we adopted the provisions of FASB Statement No. 123 (revised 2004), “Share-Based Payment,” (SFAS 123(R)) and SEC Staff Accounting Bulletin No. 107, “Share-Based Payment,” (SAB 107), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized in 2006 includes compensation cost for all equity-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and compensation cost for all equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R).

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill Intangibles

US$

North America 61,959,000 45,632,000

Germany 55,504,000 51,296,000

Switzerland – 71,000

Asia 13,689,000 12,345,000

Rest of World 28,989,000 6,124,000

Corporate – 3,024,000

Total 160,141,000 118,492,000

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

We use the Black-Scholes-Merton valuation model for estimating the fair value of our stock option grants. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, including the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award. While there were no significant stock options or other share awards granted during the year ended December 31, 2006, we anticipate that the adoption will have a greater impact in future periods and changes in the assumptions used can materially affect the grant date fair value of an award.

INCOME TAXES

The calculation of our tax provision is complex due to the international operations and multiple taxing jurisdictions in which we operate. We have significant deferred tax assets due to net operating losses (NOL). The utilization of NOLs is not assured and is dependent on generating sufficient taxable income in the future. Although management believes it is more likely than not that we will generate sufficient taxable income to utilize all NOL carryforwards, evaluating the NOLs related to our newer subsidiaries requires us to make estimates that we believe are reasonable, but may also be highly uncertain given that we do not have direct experience with such subsidiaries or their products and thus the estimates also may be subject to significant changes from period to period as we gain that experience. To the extent that our estimates of future taxable income are insufficient to utilize all available NOLs, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. In the event that actual circumstances differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management’s judgment. There are also areas in which management’s judgment in selecting available alternatives may or may not produce a materially different result. See our audited consolidated financial statements and notes thereto in Item 18 of our Form 20-F (enclosed with this Annual Report), which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

Further detailed financial information on the Company can be found in our Form 20-F, which is an integrated part of this Annual Report.

If the Form 20-F insert is missing from this Annual Report, it can be requested from the Company or can be downloaded from the investor relations section of QIAGEN’s homepage under www.qiagen.com.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31

2006 2005 2004

US$

Net sales 465,778,000 398,395,000 380,629,000

Cost of sales 139,122,000 122,755,000 125,658,000

Cost of sales – acquisition and restructuring 2,046,000 439,000 1,454,000

Gross profit 324,610,000 275,201,000 253,517,000

Operating expenses

Research and development 41,560,000 35,780,000 34,351,000

Sales and marketing 115,942,000 94,312,000 87,506,000

General and administrative 48,574,000 40,123,000 41,715,000

Purchased in-process research and development 2,200,000 3,239,000 –

Acquisition, integration and related costs 6,061,000 3,213,000 572,000

Acquisition-related intangible amortization 8,220,000 3,697,000 1,416,000

Relocation, restructuring and related costs 1,452,000 – 3,817,000

Total operating expenses 224,009,000 180,364,000 169,377,000

Income from operations 100,601,000 94,837,000 84,140,000

Other income (expense)

Interest income 16,359,000 7,552,000 2,887,000

Interest expense(11,918,000)(5,940,000)(5,101,000)

Research and development grants 795,000 1,380,000 1,608,000

Loss on foreign currency transactions, net(660,000)(157,000)(67,000)

Gain (loss) from equity method investees 1,251,000(1,149,000)(2,243,000)

Other miscellaneous (expense) income, net(360,000) 741,000(8,537,000)

Total other income (expense) 5,467,000 2,427,000(11,453,000)

Income before provision for income taxes 106,068,000 97,264,000 72,687,000

Provision for income taxes 35,529,000 35,039,000 23,982,000

Net income 70,539,000 62,225,000 48,705,000

Basic net income per common share 0.47 0.42 0.33

Diluted net income per common share 0.46 0.41 0.33

Shares used in computing basic net income per common share 149,504,000 147,837,000 146,658,000

Shares used in computing diluted net income per common share 153,517,000 150,172,000 148,519,000

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Share

Markets and Strategy

Research and Development

Financial Statements

Report of the Supervisory Board

Corporate Governance

CONSOLIDATED BALANCE SHEETS – ASSETS

As of December 31

2006 2005

US$

Current assets

Cash and cash equivalents 430,357,000 191,700,000

Marketable securities 52,782,000 15,000,000

Notes receivable 4,247,000 4,283,000

Accounts receivable, net of allowance for doubtful accounts of US$4,167,000 and US$2,388,000 in 2006 and 2005, respectively 80,429,000 63,538,000

Income taxes receivable 2,901,000 4,161,000

Inventories, net 64,085,000 53,653,000

Deferred income taxes 18,627,000 11,617,000

Prepaid expenses and other 29,763,000 26,305,000

Total current assets 683,191,000 370,257,000

Long-term assets

Property, plant and equipment, net 221,277,000 195,199,000

Goodwill 160,141,000 93,914,000

Intangible assets, net of accumulated amortization of US$25,904,000 and US$13,813,000 in 2006 and 2005, respectively 118,492,000 74,566,000

Deferred income taxes 2,409,000 6,346,000

Other assets 26,502,000 25,016,000

Total long-term assets 528,821,000 395,041,000

Total assets 1,212,012,000 765,298,000

CONSOLIDATED BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS’ EQUITY

As of December 31

2006 2005

US$

Current liabilities

Current portion of long-term debt 6,599,000 5,921,000

Current portion of capital lease obligations 823,000 995,000

Accounts payable 23,806,000 15,934,000

Accrued and other liabilities (of which US$8,1 million due to related parties in 2006 and 2005) 66,197,000 52,707,000

Income taxes payable 13,746,000 14,935,000

Deferred income taxes 5,360,000 1,179,000

Total current liabilities 116,531,000 91,671,000

Long-term liabilities

Long-term debt, net of current portion

(of which US$450.0 million in 2006 and US $150.0 million in 2005 due to related parties) 489,592,000 191,447,000

Capital lease obligations, net of current portion 12,009,000 11,101,000

Deferred income taxes 21,705,000 17,570,000

Other 6,010,000 3,052,000

Total long-term liabilities 529,316,000 223,170,000

Commitments and contingencies

Shareholders’ equity

Common shares, .01 EUR par value:

Authorized – 260,000,000 shares

Issued and outstanding – 150,167,540 shares in 2006 and 148,455,864 shares in 2005 1,535,000 1,513,000

Additional paid-in capital 178,656,000 157,796,000

Retained earnings 344,739,000 274,200,000

Accumulated other comprehensive income 41,235,000 16,948,000

Total shareholders’ equity 566,165,000 450,457,000

Total liabilities and shareholders’ equity 1,212,012,000 765,298,000

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company’s Form 20-F enclosed with this Annual Report.

Letter from the Managing Board

QIAGEN – The Executive Committee

QIAGEN’s Common Share

Markets and Strategy

Research and Development

Financial Statements

Report of the Supervisory Board

Corporate Governance

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31

2006 2005 2004

US$

Cash Flows From Operating Activities

Net income 70,539,000 62,225,000 48,705,000

Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:

Depreciation and amortization 30,038,000 24,955,000 22,961,000

Noncash acquisition and restructure costs 4,745,000 2,114,000 -

Purchased in-process research and development 2,200,000 3,239,000 -

Tax effect from nonqualified stock options, net(7,385,000) 3,169,000 775,000

Provision for losses on accounts receivable 378,000 54,000 128,000

Deferred income taxes 5,210,000(2,202,000)(10,474,000)

Loss on disposition of synthetic DNA business unit — — 9,796,000

(Gain) loss on disposition of property and equipment 1,262,000(97,000) 159,000

(Gain) loss on sale of marketable securities — 507,000(481,000)

(Gain) loss on equity method investees(1,251,000) 1,149,000 2,243,000

Share-based compensation 326,000 — —

Other 500,000(123,000) —

Net changes in operating assets and liabilities:

(Increase) decrease in:

Notes receivable 346,000(33,000) 1,109,000

Accounts receivable(3,621,000)(131,000)(4,193,000)

Income taxes receivable(5,385,000) 1,897,000(368,000)

Inventories(4,202,000) 3,764,000 2,019,000

Prepaid expenses and other 1,238,000(9,778,000)(5,282,000)

Other assets(1,662,000) 934,000(5,213,000)

Increase (decrease) in:

Accounts payable 2,720,000(4,711,000) 599,000

Accrued and other liabilities 1,523,000 422,000 2,450,000

Income taxes payable 525,000 5,592,000(13,009,000)

Other 3,435,000(1,709,000) 1,874,000

Net cash provided by operating activities 101,479,000 91,237,000 53,798,000

47

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

Years ended December 31

US$	2006	2005	2004
Cash Flows From Investing Activities			
Purchases of property, plant and equipment	(28,995,000)	(13,728,000)	(12,621,000)
Proceeds from sale of equipment	1,256,000	1,738,000	1,584,000
Purchases of intangible assets	(6,358,000)	(15,276,000)	(3,493,000)
Purchases of investments	—	(4,981,000)	—
Collection of note receivable in connection with disposed synthetic DNA business unit	652,000	757,000	—
Net proceeds from disposition of synthetic DNA business unit	—	—	16,087,000
Purchases of marketable securities	(56,606,000)	(40,445,000)	(37,963,000)
Sales of marketable securities	20,000,000	55,430,000	14,860,000
Investment in unconsolidated subsidiary	(42,000)	—	(125,000)
Cash paid for acquisitions, net of cash acquired	(95,379,000)	(81,996,000)	(29,478,000)
Net cash used in investing activities	**(165,472,000)**	**(98,501,000)**	**(51,149,000)**
Cash Flows From Financing Activities			
Repayment of lines of credit	—	(67,000)	—
Proceeds from debt	295,022,000	6,299,000	150,077,000
Repayments of debt	(9,825,000)	(10,638,000)	(58,471,000)
Principal payments on capital leases	(745,000)	(1,053,000)	(1,115,000)
Proceeds from subscription receivable	317,000	455,000	—
Excess tax benefits from stock-based compensation	7,385,000	—	—
Issuance of common shares	11,006,000	7,959,000	5,132,000
Net cash provided by financing activities	**303,160,000**	**2,955,000**	**95,623,000**
Effect of exchange rate changes on cash and cash equivalents	(510,000)	(366,000)	(890,000)
Net increase (decrease) in cash and cash equivalents	238,657,000	(4,675,000)	97,382,000
Cash and cash equivalents, beginning of year	191,700,000	196,375,000	98,993,000
Cash and cash equivalents, end of year	**430,357,000**	**191,700,000**	**196,375,000**
Supplemental Cash Flow Disclosures:			
Cash paid for interest	24,289,000	5,238,000	3,664,000
Cash paid for taxes	36,384,000	21,582,000	27,755,000
Noncash Investing and Financing Activities			
Note receivable in connection with disposition of assets	—	—	6,189,000
Equipment acquired through capital leases	175,000	—	—
Acquisition:			
Issuance of common stock	**1,848,000**	**—**	**—**

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company's Form 20-F enclosed with the Annual Report.

48

Letter from the Managing Board
QIAGEN – The Executive Committee
QIAGEN's Common Share
Markets and Strategy
Research and Development
Financial Statements
Report of the Supervisory Board
Corporate Governance

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

US$	Common Shares: Shares	Common Shares: Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2003	**146,217,518**	**1,485,000**	**140,039,000**	**163,270,000**	**29,992,000**	**334,786,000**
Net income	—	—	—	48,705,000	—	48,705,000
Unrealized loss, net on hedging contracts	—	—	—	—	(500,000)	(500,000)
Unrealized gain, net on marketable securities	—	—	—	—	47,000	47,000
Realized gain, net on marketable securities	—	—	—	—	(481,000)	(481,000)
Translation adjustment	—	—	—	—	11,617,000	11,617,000
Comprehensive income	—	—	—	—	—	59,388,000
Exercise of stock options	802,689	10,000	5,122,000	—	—	5,132,00
Tax benefit in connection with nonqualified stock options, net of reclass related to vested stock options	—	—	775,000	—	—	775,000
Option vesting accelerated in connection with sale of synthetic DNA business unit	—	—	295,000	—	—	295,000
Balance at December 31, 2004	**147,020,207**	**1,495,000**	**146,231,000**	**211,975,000**	**40,675,000**	**400,376,000**
Net income	—	—	—	62,225,000	—	62,225,000
Unrealized loss, net on hedging contracts	—	—	—	—	(1,372,000)	(1,372,000)
Unrealized gain, net on marketable securities	—	—	—	—	2,800,000	2,800,000
Realized loss, net on marketable securities	—	—	—	—	507,000	507,000
Translation adjustment	—	—	—	—	(25,662,000)	(25,662,000)
Comprehensive income	—	—	—	—	—	38,498,000
Exercise of stock options	1,435,657	18,000	7,941,000	—	—	7,959,000
Tax benefit in connection with nonqualified stock options	—	—	3,169,000	—	—	3,169,000
Proceeds from subscription receivable	—	—	455,000	—	—	455,000
Balance at December 31, 2005	**148,455,864**	**1,513,000**	**157,796,000**	**274,200,000**	**16,948,000**	**450,457,000**
Net income	—	—	—	70,539,000	—	70,539,000
Unrealized loss, net on hedging contracts	—	—	—	—	(539,000)	(539,000)
Realized loss, net on hedging contracts	—	—	—	—	2,122,000	2,122,000
Unrealized loss, net on marketable securities	—	—	—	—	(1,565,000)	(1,565,000)
Transition adjustment	—	—	—	—	24,473,000	24,473,000
Comprehensive income	—	—	—	—	—	95,030,000
Transition adjustment to pension liability upon adoption of new accounting standard, net of deferred tax	—	—	—	—	(204,000)	(204,000)
Stock issued for acquisition	125,000	2,000	1,846,000	—	—	1,848,000
Exercise of stock options	1,586,676	20,000	10,986,000	—	—	11,006,000
Tax benefit on stock options	—	—	7,385,000	—	—	7,385,000
Share-based compensation	—	—	326,000	—	—	326,000
Proceeds from subscription receivable	—	—	317,000	—	—	317,000
BALANCE AT DECEMBER 31, 2006	**150,167,540**	**1,535,000**	**178,656,000**	**344,739,000**	**41,235,000**	**566,165,000**

The accompanying notes to these financial statements along with the unqualified Report of Independent Registered Public Accounting Firm, and the unqualified Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting can be found in the Company's Form 20-F enclosed with this Annual Report.

Directors and Senior Management

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the day following the Annual General

Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Our Supervisory Directors and Managing Directors, and their ages as of February 1, 2007, are as follows:

MANAGING DIRECTORS

NAME

AGE

POSITION

Peer M. Schatz

41

Managing Director, Chief Executive Officer

Roland Sackers

38

Managing Director, Chief Financial Officer

Dr. Joachim Schorr

46

Managing Director, Senior Vice President Research and Development

Bernd Uder

49

Managing Director, Senior Vice President Sales and Marketing

SUPERVISORY BOARD MEMBERS

NAME

AGE

POSITION

Prof. Dr. Detlev H. Riesner

65

Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee

Dr. Heinrich Hornef

75

Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Audit Committee and Member of the Selection and Appointment Committee

Dr. Metin Colpan

52

Supervisory Director

Jochen Walter

59

Supervisory Director and Member of the Audit Committee until the last Annual General Meeting in June 2006

Dr. Franz A. Wirtz

74

Supervisory Director, Chairman of the Compensation Committee and Member of the Audit Committee

Erik Hornnaess

69

Supervisory Director, Member of the Audit Committee and Member of the Compensation Committee

Prof. Dr. Manfred Karobath

66

Supervisory Director and Member of the Compensation Committee

Prof. Dr. jur Carsten P. Claussen was appointed as nonvoting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

The following is a brief summary of the background of each of the Supervisory Directors, Managing Directors and the Honorary Chairman.

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

PEER M. SCHATZ joined QIAGEN in 1993 and has been Chief Executive Officer since January 1, 2004. Between 1993 and 2003 he was Chief Financial Officer and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG, as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gallen, Switzerland, with a Master’s degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of Vice Chairman and Audit Committee Chairman of Evotec AG and as director to Mulligan BioCapital AG, acted as a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange through 2004, and also serves as a member of the German Corporate Governance Commission.

ROLAND SACKERS joined QIAGEN in 1999 as Vice President Finance and has been Chief Financial Officer and Deputy Managing Director since 2004. In 2006, Mr. Sackers became a Managing Director. Between 1995 and 1999, he acted as an auditor with Arthur Andersen Wirtschaft-sprüfungsgesellschaft Steuerberatungsgesellschaft. Mr. Sackers graduated from the Westfälische Wilhelms-Universität Münster, Germany, with a M.B.A. Until 2006, he was a member of the supervisory board and audit committee of IBS AG. Since July 2004, Mr. Sackers has been a member of the board of directors of Operon Biotechnologies, Inc.

DR. JOACHIM SCHORR joined QIAGEN in 1992 and has been Senior Vice President Research & Development since January 1, 2004. He became a Managing Director in 2004. Initially, Dr. Schorr served QIAGEN as Project Manager and later had responsibilities as Business Unit Manager. In 1999, Dr. Schorr became Vice President Research & Development with the responsibility for the world-wide QIAGEN R & D activities. Before joining QIAGEN, Dr. Schorr worked for the pharmaceutical company Hoechst AG on the development of oral malaria vaccines and was awarded with the IHK research award in 1991. Dr. Schorr holds a Ph.D. in Molecular Biology and Virology from the University of Cologne, Germany. Dr. Schorr is a co-founder of Coley Pharmaceuticals, EnPharma Pharmaceuticals and QBM Cell Sciences and is currently a member of the supervisory board of QBM Cell Sciences.

BERND UDER joined QIAGEN in 2001 as Vice President Sales & Marketing and became a Managing Director and Senior Vice President Sales & Marketing in 2004. With completion of the restructuring of QIAGEN’s sales and marketing organization, Bernd Uder became Senior Vice President Global Sales in 2005. Before joining QIAGEN, Mr. Uder gained wide experience in building up and coordinating world- wide distribution networks as Vice President European Biolab Sales & Marketing with Pharmacia and Vice President global e.business with Amersham Pharmacia Biotech. Today, Mr. Uder is responsible for the extension and the improvement of efficiencies of QIAGEN’s global distribution network.

PROFESSOR DR. DETLEV H. RIESNER is a co-founder of QIAGEN. He has been on our Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf, Germany, since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Düsseldorf. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, China, and the Department of Neurology at the University of California, San Francisco, USA. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath, Germany, AC Immune S.A., Lausanne, Switzerland, and Neuraxo GmbH, Düsseldorf, Germany. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, Germany, the Friedrich-Loeffler-Institut, Isle of Riems, Germany, and PrioNet, Canada.

DR. HEINRICH HORNEF has been on our Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He also serves as a chairman on the supervisory board of Heidelberg Innovation GmbH, a biotechnology and life- science venture capital company in Heidelberg, Germany. He was chairman of the supervisory board of the pharmaceutical company Merck KGaA in Darmstadt, Germany, until December 2003 and a member of the supervisory board until March 2004, as well as a member of the partners’ counsel of E. Merck in Darmstadt, Germany, until June 2004. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor organization, BvS (1995-1996).

DR. METIN COLPAN is a co-founder of QIAGEN and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the supervisory board of Ingenium Pharmaceuticals AG in Munich, Germany.

DR. FRANZ A. WIRTZ has been a member of our Supervisory Board since 1989. Dr. Wirtz was managing director of Grünenthal GmbH, Aachen, Germany, a large, private pharmaceutical company from 1962-1997 and a member of its advisory board from 1998-2001. He is Vice Chairman of Paion AG, Aachen, and Vice Chairman of Dasgip AG, Jülich, two young German biotech companies. For ten years Dr. Wirtz was treasurer of the German pharmaceutical industry association. Dr. Wirtz holds a doctorate degree in chemistry from the Rheinisch-Westfälische Technische Hochschule in Aachen where he became an honorary citizen in 2001.

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

ERIK HORNNAESS has been a member of our Supervisory Board since 1998 and joined the Audit Committee in 2002 and the Compensation Committee in 2005. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden, from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Nether-lands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997, and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice President of European Diagnostic Manufacturers Association (EDMA), Brussels, in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark, with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

PROFESSOR DR. MANFRED KAROBATH has been a member of our Supervisory Board since 2000. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R & D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R & D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member of the board of directors of Coley Pharmaceutical Group.

PROFESSOR DR. JUR. CARSTEN P. CLAUSSEN was Chairman of our Supervisory Board from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law, and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hanover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs and Partner and specializes in corporate law and capital market transactions. He is chairman of the board of TON ART AG, Düsseldorf; Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Kleve, Germany, and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne, Germany.

53

COMPENSATION OF DIRECTORS AND OFFICERS

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2006. The variable component is based on performance relative to personal goals and corporate goals agreed to by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2006 consisted of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses) as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. The variable part of the compensation is designed to strengthen the Board members' commitment to QIAGEN and its objectives.

COMPENSATION OF DIRECTORS AND OFFICERS

Year ended December 31, 2006

	Annual Compensation			
US$	Fixed Salary	Variable Cash Bonus	Other[1]	Total
Peer M. Schatz	942,000	373,000	1,000	1,316,000
Roland Sackers	377,000	128,000	157,000	662,000
Dr. Joachim Schorr	259,000	104,000	38,000	401,000
Bernd Uder	276,000	104,000	10,000	390,000

[1] Amounts include, among others, inventor bonus and expatriate fringe pay. Does not include the reimbursement of certain expenses relating to travel incurred at the request of QIAGEN or other reimbursements or payments that in total did not exceed the lesser of US$50,000 or 10% or the total salary and bonus reported for the officer.

The Supervisory Board compensation for 2006 consists of fixed compensation for Board members, an additional amount for Chairman and Deputy Chairman, and committee membership fees. Supervisory Directors receive variable compensation, which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5,000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than US$524,000 to Dr. Colpan for his scientific consulting services.

SUPERVISORY BOARD

US$	Fixed Salary	Chairman/ Deputy-Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Prof. Dr. Detlev H. Riesner	15,000	15,000	6,000	2,500	7,000	45,500
Dr. Heinrich Hornef	15,000	10,000	11,000	5,000	7,000	48,000
Dr. Metin Colpan	15,000	—	5,000	—	7,000	27,000
Jochen Walter [1]	15,000	—	5,000	2,500	7,000	29,500
Dr. Franz A. Wirtz	15,000	5,000	8,000	3,750	7,000	38,750
Erik Hornnaess	15,000	—	10,000	5,000	7,000	37,000
Prof. Dr. Manfred Karobath	15,000	—	4,500	2,500	7,000	29,000

[1] Mr. Jochen Walter was a member of our Supervisory Board from 1988 until 2006 during which time he served on the Audit Committee from 1996 until 2006.

54

Letter from the Managing Board
QIAGEN – The Executive Committee
QIAGEN's Common Share
Markets and Strategy
Research and Development
Financial Statements
Report of the Supervisory Board
Corporate Governance

Board members also receive a variable component, in the form of share-based compensation. Stock options granted to the Managing and Supervisory Boards must have an exercise price that is higher than the market price at the time of grant. During 2006, no options or other share-based compensation were granted to the members of the Managing and Supervisory Board.

Year ended December 31, 2006

	Long-Term Compensation	
US$	**Defined Contribution Benefit Plan**	**Stock Options**
Peer M. Schatz	73,000	—
Roland Sackers	63,000	—
Dr. Joachim Schorr	23,000	—
Bernd Uder	23,000	—

The following table sets forth the vested and unvested options of our officers and directors as of February 1, 2007:

US$	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices
Peer M. Schatz	2,399,876	—	1/2008 to 12/2015	4.590 to 20.563
Roland Sackers	375,925	—	9/2009 to 12/2015	8.940 to 20.563
Dr. Joachim Schorr	241,444	—	10/2011 to 12/2015	8.940 to 17.900
Bernd Uder	192,607	—	3/2011 to 12/2015	8.940 to 20.563
Prof. Dr. Detlev H. Riesner	90,667	—	1/2010 to 12/2015	6.018 to 20.563
Dr. Heinrich Hornef	76,000	—	1/2010 to 12/2015	11.985 to 20.563
Dr. Metin Colpan	1,128,150	—	2/2007 to 12/2015	3.219 to 20.563
Dr. Franz A. Wirtz	128,000	—	1/2008 to 12/2015	5.625 to 20.563
Erik Hornnaess	122,300	—	1/2008 to 12/2015	5.625 to 20.563
Prof. Dr. Manfred Karobath	90,000	—	1/2010 to 12/2015	6.018 to 20.563

During 2005 and 2004, certain stock options were accelerated as discussed under "Stock Plan" included in our Form 20-F enclosed with this Annual Report.

The Supervisory Board has established an Audit Committee, a Compensation Committee and a Selection and Appointment Committee, which are comprised of the following members:

Name of Supervisory Director	Independent	Member of Audit Committee	Member of Compensation Committee	Member of Selection and Appointment Committee
Prof. Dr. Detlev H. Riesner	•			○
Dr. Heinrich Hornef	•	○		•
Prof. Dr. Manfred Karobath	•		•	
Dr. Franz A. Wirtz	•	•	○	
Erik Hornnaess	•	•	•	

• Member ○ Chairman

AUDIT COMMITTEE

The Audit Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Audit Committee consists of three members, Dr. Hornef (Chairman), Mr. Hornnaess and Dr. Wirtz, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. We believe that all members of our Audit Committee meet the independence requirements as set forth in the Sarbanes Oxley Act of 2002 and the Marketplace Rules of the NASDAQ. The Audit Committee is responsible together with the Managing Board for proposal of the independent registered public accounting firm to the Supervisory Board, which proposes the appointment of the independent registered public accounting firm to the Annual General Meeting. The independent registered public accounting firm audits the consolidated financial statements and local books and records of QIAGEN and its subsidiaries, and the Audit Committee is further responsible for preapproving the fees for such services. Additionally, the Audit Committee reviews the performance of the independent registered public accounting firm with management, discussing on a quarterly basis the scope and results of the reviews and audits with the independent registered public accounting firm; discusses our financial accounting and reporting principles and policies and the adequacy of our internal accounting, financial and operating controls and procedures with the independent registered public accounting firm and management; considers and approves any recommendations regarding changes to our accounting policies and processes; reviews with management and the independent registered public accounting firm our quarterly earnings reports prior to their release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be furnished to or filed with the Securities and Exchange Commission and the Deutsche Boerse.

COMPENSATION COMMITTEE

The Compensation Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The Compensation Committee consists of three members, Dr. Wirtz (Chairman), Professor Karobath and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. We believe that all of the members of the Compensation Committee meet the independence requirements set forth in the Marketplace Rules of the NASDAQ. The Compensation Committee reviews and approves all equity-based compensation, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

SELECTION AND APPOINTMENT COMMITTEE

The Selection and Appointment Committee operates pursuant to a charter approved by the Supervisory Board and available online at www.qiagen.com. The current members of the Selection and Appointment Committee are Prof. Dr. Detlev H. Riesner (Chairman) and Dr. Heinrich Hornef. The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of our Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of our Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

To our Shareholders

The Supervisory Board thanks QIAGEN’s Managing Board and employees for their contributions to QIAGEN’s success in 2006.

The Supervisory Board exercised supervision over the Managing Board’s policies and business conduct throughout the financial year. Acting in the best interests of the Company and its business and consistent with past practice, the Supervisory Board monitored the Company’s activities, including its strategic, economic, and market developments, R & D investments, acquisitions and alliances, and the human resources management. In particular and as requested by the Dutch Corporate Governance Code, the Supervisory Board discussed the corporate strategy, the risks of the business and the result of the assessment by the Managing Board of the structure and operation of the internal risk management and control systems as well as any significant changes thereto. Further, the Supervisory Board discussed its own functioning and that of its individual members as well as the functioning of the Managing Board and the performance of its individual members in the absence of the members of the Managing Board. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Company’s Remuneration Policy approved by the Annual General Meeting held on June 14, 2005. The Remuneration Policy and the various aspects of the compensation of the Managing Board are summarized in the Remuneration Report and published on the Company’s website. Information on the Company’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. Further detailed information on the composition of the Supervisory Board, the independence of its members and their remuneration as well as other information on the Supervisory Board can be found in QIAGEN’s Form 20-F, which is integral to this Annual Report.

QIAGEN N.V. is a company under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value to further represent the interests of all shareholders and has always placed the highest standards on its Corporate Governance principles. Since 1997, QIAGEN has endorsed the 40 recommendations made in the report of the Netherlands’ Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004. It is the Company’s policy to follow the guidelines of Good Practice of

Corporate Governance as described in the Code although some minor deviations may result from effects such as legal requirements imposed on QIAGEN or industry standards. QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where the Company’s common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where the Company’s common shares have been listed since 1997. QIAGEN provides detailed updates regarding compliance with the German and the Dutch Corporate Governance Code in the chapter on “Corporate Governance” in this Annual Report.

QIAGEN N.V. is a limited liability company incorporated under the laws of the Netherlands. All Company operations are carried out in accordance with Dutch Corporate Law, US Federal Securities Law and Regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz. The common shares of the Company are registered and traded in the United States of America on the NASDAQ Global Select Market emanated from the NASDAQ National Market in July 2006 and in Germany on the Frankfurt Stock Exchange. Since January 1, 2003, QIAGEN’s common shares are accepted for trading in the Prime Standard segment, a premium segment created by Deutsche Börse AG in late 2002. Shareholders in the United States and in Europe hold the majority of the Company’s shares. The Company has used its funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain 2006 earnings to address these goals. We strongly believe that this policy of increasing shareholder value benefits our shareholders.

In this Annual Report, the financial statements for the year 2006 are presented as prepared by the Managing Board, audited by Ernst & Young LLP (Independent Registered Public Accounting Firm), and examined and approved by the Supervisory Board. We recommend that the Annual General Meeting adopts these financial statements, including allocation of profits to retained earnings.

Venlo, The Netherlands, April 2007

/s/ Detlev H. Riesner

Prof. Dr. Detlev H. Riesner

Chairman of the Supervisory Board

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

The Dutch Corporate Governance Code

In the Netherlands, the Dutch Corporate Governance Code (the “Code”) became effective on January 1, 2004. The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company under the laws of the Netherlands with a registered seat in Venlo, The Netherlands. The Code contains a set of principles and a number of best practice provisions, creating a set of standards governing the conduct of the members of the Managing Board and the Supervisory Board and shareholders.

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization to these new rules.

CORPORATE STRUCTURE

QIAGEN is a ‘Naamloze Vennootschap’ (“N.V.”), a Dutch limited liability company similar to a ‘Corporation’ (Inc.) in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board under the supervision of a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the Annual General Meeting and the external auditor in a well-functioning system of checks and balances.

MANAGING BOARD

The Managing Board manages QIAGEN and is responsible for achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and its Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the Annual General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

QIAGEN has also established an Executive Committee, of which four members currently serve as Managing Directors of QIAGEN.

Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and / or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2006.

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the Annual General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the

Annual General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Members of the Managing Board may be suspended and dismissed by the Annual General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient. Furthermore, members of the Managing Board may be suspended (but not dismissed) by the Supervisory Board.

The remuneration of the members of the Managing Board will, with due observance of the Remuneration Policy, be determined by the Supervisory Board, on a proposal by its Compensation Committee. The current Remuneration Policy was adopted by the Annual General Meeting on June 14, 2005. Details on this Policy, which has been drafted taking into account the principles and best practice provisions of the Code, are published on the Company’s website at www.qiagen.com.

SUPERVISORY BOARD

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and /or the relevant member of the Supervisory Board require the approval of the Supervisory Board

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plenum. In 2006, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

The Supervisory Board consists of at least three members or such higher number as to be determined by the Joint Meeting. The members of the Supervisory Board are appointed by the Annual General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the Annual General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and that its members are enabled to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition which takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our web-site. The Supervisory Board has appointed a chairman from among its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the Annual General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient.

The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operate. The charters are published on QIAGEN’s website.

Among other things, the Audit Committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal control system, be directly responsible for the proposal of the external auditor to the Supervisory Board which proposes the appointment of the external auditor to the Annual General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and to provide an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. QIAGEN’s internal audit department operates under the direct responsibility of the Audit Committee. The Audit Committee consists of three members: Dr. Hornef (Chairman), Dr. Wirtz, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Hornef as “financial expert” as that term is defined in the provision III.3.2 and III 5.7 of the Code. The Audit Committee met seven times in fiscal year 2006, whereof one meeting took place together with the external auditor and without the members of the Managing Board. Further, the Audit Committee had several telephone conferences with and without the external auditor. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the preapproval of the fees for such services. Further, it reviewed QIAGEN’s compliance with policies such as the Code of Conduct; discussed the performance of the external auditor with management; discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor; and discussed QIAGEN’s financial accounting and reporting principles and policies and the adequacy of QIAGEN’s internal accounting, financial and operating controls and procedures with the external auditor and management. The Audit Committee considered and approved any recommendations regarding changes to QIAGEN’s accounting policies and processes, reviewed with management and the external auditor QIAGEN’s quarterly reports prior to their release to the press; and reviewed the quarterly and annual reports (reported on Forms 6-K and 20-F) to be filed with or furnished to the Securities and Exchange Commission in the United States and the Deutsche Börse in Germany. The Audit Committee performs a self-evaluation of its activities on an annual basis.

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the Annual General Meeting, the preparation of a proposal concerning the individual compensation of members of the Managing Board to be adopted by the Supervisory Board and the preparation of the Remuneration Report on the compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report comprises a report on the way in which the Remuneration Policy was implemented in the most recent financial year and comprises an outline of the Remuneration Policy going forward.

The Compensation Committee consists of three members: Dr. Wirtz (Chairman), Professor Karobath, and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met fourteen times in fiscal year 2006. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved stock right or stock option grants on a monthly basis.

Inter alia, the Selection and Appointment Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of QIAGEN’s Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board and the functioning of their individual members. The Selection and Appointment Committee is chaired by Professor Riesner with Mr. Hornef acting as Deputy Chairman. The other members are individually involved on a case-by-case basis. The Selection and Appointment Committee met four times in fiscal year 2006. Qualifications and profiles of candidates for potential members of the Supervisory Board positions were discussed and proposed to the Supervisory Board and candidates for key functions within QIAGEN were evaluated.

SHAREHOLDERS

Our shareholders exercise their voting rights through the Annual General Meeting. Resolutions are adopted by the Annual General Meeting by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or our Articles of Association. At the Annual General Meeting, each share confers the right to cast one vote, unless the law or the Articles of Association provide otherwise.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

The notice convening an Annual General Meeting accompanied by the agenda for that meeting shall be sent no later than on the fifteenth day prior to the meeting. QIAGEN informs the Annual General Meeting by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposed resolutions.

THE AUDIT OF FINANCIAL REPORTING

The external auditor is appointed at the Annual General Meeting, based on a nomination drawn up by the Supervisory Board. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the Annual General Meeting at which the financial statements are adopted and may be questioned by the Annual General Meeting on its statement on the fairness of our annual accounts.

RISK MANAGEMENT

The Company has identified various risk factors for its business which are set forth in detail in the 2006 Form 20-F. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The Company has a variety of func-

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tional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are shown in the table below.

The senior level individuals that manage the aforementioned functional groups report either to the Chief Executive Officer or to another Executive Committee member, who, in connection with the Chief Financial Officer, make strategic determinations as to the proper risk management procedures to be employed by the Company based on their assessment of the level of these risks.

As a publicly listed company in the United States, QIAGEN is subject to Section 404 of the Sarbanes Oxley Act. The Company has enacted internal controls and procedures over its financial reporting in 2006 as described in more detail in item 15 of QIAGEN’s 2006 Annual Report on Form 20-F. In its report on its audit of the Company’s internal controls over financial reporting the external auditor Ernst & Young expressed the opinion that QIAGEN has maintained effective internal control over financial reporting as of December 31, 2006, under the applied criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission.

At least once a year, the Supervisory Board will discuss the corporate strategy and the risks of the business as well as the result of the assessment by the Managing Board and the Audit Committee of the structure and operation of the internal risk management and control systems and any significant changes thereto.

WHISTLEBLOWER POLICY AND CODE OF CONDUCT

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct, including business principles for our employees and rules of conduct, was adopted. The Code of Conduct can be found on our website.

ANTI-TAKEOVER MEASURES

In 2004, the Company granted an option to a Foundation (Stichting) which allows the Foundation to acquire preference shares from the Company if (i) a person has (directly or indirectly) acquired or has expressed the intention to acquire more than 20 % of our issued share capital, or (ii) a person holding at least a 10 % interest in the share capital has been designated as a hostile person by our Supervisory

RISK MANAGEMENT – GROUPS AND FUNCTIONS

FUNCTIONAL GROUP RISK MANAGEMENT FOCUS

Corporate Strategy Monitoring of competitive threats to the business

Intellectual Property and Licensing Monitoring of intellectual property infringements and recommendations to enhance the Company’s IP protection through new patents

Operations, Engineering and QA/QC Monitoring of production risks (i.e.—contamination prevention, high-quality product assurance and existence of appropriate redundancy of operations)

Health, Safety and Environment Monitor safety in operations and environmental hazard risks

Sales and Business Development Monitor demand risks

Legal Monitor legal exposures

Board. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in the interest of the Company and the interests of the Company’s stakeholders.

COMPLY OR EXPLAIN

The Company’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this to the Annual General Meeting.

Nonapplication of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. Pursuant to the Decree of December 23, 2004, on the adoption of further regulations regarding the contents of the Annual Report, however, we disclose in our Annual Report the application of the principles and best practice provisions of the Code. To the extent we do not apply certain principles and best practice provisions or do not intend to apply these in the current or the subsequent financial year, we state the reasons therefore.

In this chapter, we will therefore indicate which specific provisions of the Code we do not apply and why. QIAGEN is positively disposed towards the Code and applies nearly all best practice provisions. However, a few best practice provisions we prefer not to apply due to the international character of our Company and to the fact – acknowledged by the Commission that drafted the Code – that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

1. Best practise provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

The members of the Managing Board are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year. The employment agreements of Peer M. Schatz and Roland Sackers with the Company have an indefinite term, but can be terminated with three months’ notice by the Managing Director and with six months’ notice by the Company. These agreements were entered into before the Code became applicable and their term was not renegotiated as this was not considered to be in the interest of the Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a term deviating from the term set forth in the employment agreements with the Company.

2. Best practice provision II.2.1 recommends that options to acquire shares are a conditional remuneration component and become unconditional only when the management board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date. Further, best practice provision II.2.2 provides that if a company grants unconditional options to management board members, it shall apply performance criteria.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Since the holder cannot realize any value from these options unless the value of QIAGEN’s common shares is increased above the exercise price, increasing shareholder value in that quantifiable manner is the “performance criteria” that must be fulfilled for these options.

3. Best practice provision II.2.6 recommends that the supervisory board shall draw up regulations concerning ownership of and transactions in securities in Dutch listed companies by management board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A management board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A management board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

Since QIAGEN is a company which is not listed in the Netherlands we do not see a conflict with potential trades by Managing Board members in securities in Dutch listed companies. Further, QIAGEN is subject to several rules in Germany and the United States regarding

Letter from the Managing Board QIAGEN – The Executive Committee QIAGEN’s Common Share Markets and Strategy Research and Development Financial Statements Report of the Supervisory Board Corporate Governance

the ownership and transactions by Managing Board members in QIAGEN shares the compliance of which we consider sufficient.

4. Best practice provision III.7.1 recommends that a supervisory board member should not be granted any shares and /or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of its Supervisory Board as a remuneration component since its establishment.

This practise is in compliance with international business practise in our industry and we consider the grant of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

5. Best practice provision III.7.3 recommends that the supervisory board shall adopt a set of regulations containing rules governing ownership of and transactions in securities by supervisory board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A supervisory board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A supervisory board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

See our statement to best practice provision II.2.6 above.

6. Pursuant to best practice provision IV.1.1, a general meeting of shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favor of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

Our Articles of Association currently state that the Annual General Meeting may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

7. Best practice provision IV.1.7 recommends that the company shall determine a registration date for the exercise of the voting rights relating to meetings.

QIAGEN does not make use of a registration date. All of QIAGEN´s shares are registered shares and all shareholders are welcome to a shareholders’ meeting, provided that a shareholder needs to inform the Company of his intention to do so per the date mentioned in the notice of the meeting. As shareholders are not obliged to block their shares to participate in a meeting, this has the same effect as a registration date, be it that a shareholder can only vote a number of shares held by him at the date of the meeting. QIAGEN does make use of a notional record date, only to enable QIAGEN to distribute documentation regarding the meeting to shareholders.

Declaration of Compliance of QIAGEN N.V. regarding the German Corporate Governance Code

In QIAGEN’s 2001 Annual Report, the Managing Board and the Supervisory Board of QIAGEN N.V. declared their intention to disclose in QIAGEN’s future Annual Reports the Company’s compliance with the German Corporate Governance Code pursuant to § 161 of the German Stock Corporation Law (AktG) or state the deviations recorded in the period. QIAGEN N.V. is a company organized under the laws of the Netherlands and subject to laws, rules and regulations in the Netherlands and in addition is listed at the NASDAQ. As such, QIAGEN’s compliance with the German Corporate Governance Code is dependent on such Code’s compatibility with these foreign laws, rules, regulations and customs, which QIAGEN is subject to. QIAGEN hereby declares compliance with the German Corporate Governance Code with the following exceptions:

1. ITEM 2.2.1 PARAGRAPH 1

The Management Board submits to the General Meeting the Annual Financial Statements and the Consolidated Financial Statements. The General Meeting resolves on the appropriation of net income and the discharge of the acts of the Management Board and of the Supervisory Board. It elects the shareholders’ representatives to the Supervisory Board and, as a rule, the auditors.

Under Dutch law, there are no specific requirements with respect to shareholders’ representatives in the Supervisory Board. According to the Dutch Corporate Governance Code (the “Dutch Code”), the composition of the Supervisory Board shall be such that the members are able to act critically and independently of one another and the Management Board and any particular interests. A member of the Supervisory Board shall be deemed not to be independent if he or she, among other things, holds at least 10 % of the shares in the company.

2. ITEM 2.2.1 PARAGRAPH 2

Furthermore, the General Meeting resolves on the Articles of Association, the purpose of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, intercompany agreements and transformations, the issuing of new shares and, in particular, of convertible bonds and bonds with warrants, and the authorization to purchase own shares.

Pursuant to QIAGEN’s Articles of Association and as customary for a Dutch company, the Supervisory Board shall have the power to resolve upon the issue of shares and to determine the price and further terms and conditions of such share issue, if and in so far as the Supervisory Board has been designated by the General Meeting of Shareholders, hereinafter referred to as the Annual General Meeting, as the authorized „orgaan” (Dutch for ‘corporate body’) for this purpose. At the Annual General Meeting in 2004, the Supervisory Board was authorized to do so for a period of five years.

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3. ITEM 2.2.2

When new shares are issued, shareholders, in principle, have preemptive rights corresponding to their share of the equity capital.

Pursuant to QIAGEN’s Articles of Association and as customary for a Dutch company, the Supervisory Board shall have the power to limit or exclude any pre-emptive rights to which shareholders shall be entitled, but only if and in so far as it has been granted such authority by the Annual General Meeting, and provided further that the Supervisory Board can only exercise such authority if at that time it also has authority to resolve upon the issue of shares. At the Annual General Meeting of shareholders in 2004, the Supervisory Board was granted such authority for a period of five years.

4. ITEM 4.2.3 PARAGRAPH 3

In particular, company stocks with a multi-year blocking period, stock options or comparable instruments (e.g. phantom stocks) serve as variable compensation components with long-term incentive effect and risk elements. Stock options and comparable instruments shall be related to demanding, relevant comparison parameters. Changing such performance targets or comparison parameters retroactively shall be excluded. For extraordinary, unforeseen developments a possibility of limitation (Cap) shall be agreed for by the Supervisory Board.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is 2 % higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Such option rights are subject to multi-year vesting periods and sales restrictions. Members of the Managing Board cannot realize any profit from these instruments unless they succeed to increase shareholder value on a long-term basis. For those reasons, as well as to ensure comparability to equity-based incentives granted by peer companies in our industry, we consider these terms as the most appropriate parameters for the stock options granted to the members of the Managing Board.

5. ITEM 4.2.5

Disclosure shall be made in a Compensation Report which as part of the Corporate Governance Report describes the compensation system for Management Board members in a generally understandable way.

The presentation of the concrete form of a stock option plan or comparable schemes for components with long-term incentive effect and risk character shall include the value thereof. In the case of pension plans, the allocation to accrued pension liabilities or pension funds shall be stated each year.

In accordance with Dutch law, the compensation of the Managing Board members is determined by the Supervisory Board in accordance with the Company’s Remuneration Policy as adopted by the Annual General Meeting on June 14, 2005. The Compensation Committee of the Supervisory Board issues a Remuneration Report on an annual basis which describes in detail the various compensation components, how the Remuneration Policy was implemented in the most recent year and comprises an outline of the Remuneration Policy going forward. The Remuneration Report is published on the Company’s website.

Further, as a company which is listed in the United States, QIAGEN follows the obligations stated by the SEC to give a detailed discussion and analysis on Directors’ and Officers’ compensation in its 2006 Form 20-F report and its 2006 proxy statements. The value of granted stock options is set forth in the 2006 Form 20-F report and in the Remuneration Report.

6. ITEM 5.1.2 PARAGRAPH 1

The Supervisory Board appoints and dismisses the members of the Management Board. Together with the Management Board, it shall ensure that there is a long-term succession planning. The Supervisory Board can delegate preparations for the appointment of members of the Management Board to a committee, which also determines the conditions of the employment contracts including compensation.

Pursuant to QIAGEN’s Articles of Association and as customary for a Dutch corporation, the Managing Directors shall be appointed by the Annual General Meeting after the joint meeting of the Supervisory Board and the Managing Board – hereinafter referred to as the „Joint Meeting” – has made a binding nomination for each vacancy. According to the Dutch Corporate Governance Code, the Selection and Appointment Committee of the Supervisory Board is responsible for the preparation and selection criteria and appointment procedures for the members of the Managing Board.

7. ITEM 5.4.3 PARAGRAPH 1

Elections to the Supervisory Board shall be made on an individual basis.

Pursuant to QIAGEN’s Articles of Association, the members of its Supervisory Board stand for election every year. This is different to German Stock Corporations, where members of the Supervisory Board are appointed for a period of up to five years. Due to this difference between German and Dutch corporate law, we consider the election of Supervisory Board members on an individual basis as not appropriate for QIAGEN.

8. ITEM 6.2

As soon as the company becomes aware of the fact that an individual acquires, exceeds or falls short of 5, 10, 25, 50 or 75 % of the voting rights in the company by means of a purchase, sale or any other manner, the Management Board will disclose this fact without delay.

QIAGEN is organized under the laws of the Netherlands and as such, its shareholders and the Company itself are not subject to § 21 and § 22 of the German Wertpapierhandelsgesetz (“WpHG”) which regulate such reporting requirements. However, pursuant to § 26 WpHG, QIAGEN is obliged to report any voting right changes of which it is informed pursuant to laws of other European Union countries. Holders of common shares may be subject to reporting obligations under the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) (“FMSA”) which entered into force as of January 1, 2007. Under the FMSA, any person who, directly or indirectly, acquires or disposes of an interest in the capital and/or the voting rights of QIAGEN must give written notice of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person meets, exceeds or falls below one of the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75 % and 95 % of QIAGEN´s issued and outstanding share capital. Notification must be given to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten – AFM) without delay. The AFM will publish all disclosures made public by means of an advertisement in a newspaper distributed throughout the Netherlands as well as on its public website (www.afm.nl).

United States shareholders holding over 5 % of QIAGEN’s shares are required to submit filings under Schedules 13D or 13G. In addition, United States institutional investment managers having equity assets under management of US$100 million or more are required to file a Form 13-F on a quarterly basis with the SEC listing the shares over which they have control. QIAGEN discloses any relevant information from these sources in its Annual Report on Form 20-F.

9. ITEM 6.5

Any information which the company discloses abroad in line with corresponding capital market law provisions shall also be disclosed domestically without delay.

QIAGEN, from time to time, makes filings with the Netherlands Authority for the Financial Markets (AFM), the Securities and Exchange Commission in the United States of America (SEC) and regulatory bodies in Germany. These links are also available on QIAGEN’s website: http://www.qiagen.com http://www.autoriteit-fm.nl http://www.SEC.gov

10. ITEM 7.1.1 LAST SENTENCE

For corporate law purposes (calculation of dividend, shareholder protection), Annual Financial Statements will be prepared according to national regulations (German Commercial Code), which also form the basis for taxation.

As QIAGEN is a limited liability company organized under the laws of the Netherlands, for corporate law purposes (calculation of dividend, shareholder protection), the Annual Financial Statements will be prepared according to IFRS.

68

Financial Calendar / Investor Relations Contacts

FINANCIAL CALENDAR

FEB	12, 2007	Publication of quarterly results 4/06 and year-end results 2006
MAY	7, 2007	Publication of quarterly results 1/07
JUN	20, 2007	Annual General Meeting
AUG	6, 2007	Publication of quarterly results 2/07
NOV	5, 2007	Publication of quarterly results 3/07

INVESTOR RELATIONS

Dr. Solveigh Mähler
Director Investor Relations
Email ir@QIAGEN.com

CONTACT EUROPE

Phone +49(0)2103-29-11710
Fax +49(0)2103-29-21710

CONTACT USA

Phone +1(240)686-2222

QIAGEN GmbH
QIAGEN Strasse 1
40724 Hilden
Germany

IMPRINT

Concept and design:
3st kommunikation, Mainz

Photography:
Michael Dannenmann, Düsseldorf,
Getty Images, Corbis

The Form 20-F

The Form 20-F is an integral part of this Annual Report. It contains detailed financial information on the Company as well as other information, including information on the markets and risks and on QIAGEN’s directors, management and advisors. It also contains a summary of the Company’s Code of Ethics and descriptions on securities other than equity securities, information on controls and procedures.

If the Form 20-F insert is missing from this Annual Report, it can be requested from the Company or can be downloaded from the Company’s homepage www.qiagen.com in the Investor Relations section.

Disclaimers and Trademarks

Registered names, trademarks, etc. used in this document, even when not specifically marked as such, are not to be considered unprotected by law.

DISCLAIMER

In this annual report, QIAGEN is using the term molecular diagnostics. The use of this term is in reference to certain countries, such as the United States, limited to products subject to regulatory framework. Current QIAGEN molecular diagnostics products are 34 EU CE IVD assays, six EU CE IVD sample preparation products, one 510k PAX RNA product, nine China SFDA IVD assays, and 98 general purpose reagents.

QIAGEN Instruments (BioRobot product line, QIAcube, BioSprint) are intended for laboratory use. No claim or representation is intended for its use to provide information for the diagnosis, prevention, or treatment of a disease.

The BioRobot MDx DSP system is intended for in-vitro diagnostic use in Europe.

The BioRobot MDx DSP system is not available in all countries; please inquire.

siRNA technology licensed to QIAGEN is covered by various patent applications, owned by the Massachusetts Institute of Technology, the Carnegie Institute of Washington, Alnylam Corporation, and others.

Multiplex PCR Kits: Certain specific embodiments of the process of multiplex PCR may be covered by patents of third parties in certain countries and may require a license.

Qproteome GlycoArray Analysis technology is subject to the proprietary rights of Procognia Ltd. and sold under license.

TRADEMARKS

Our name together with our logo is registered as a trademark in the United States and a number of other countries:

QIAGEN ®.

Other trademarks registered in the United States and in other countries include, inter alia: QIAexpress ®, QIAwell ®, QIAEX ®, QIAprep ®, QIAamp ®, QIAquick ®, Oligotex ®,

RNeasy ®, BIOROBOT ®, ENDOFREE ®, R.E.A.L. ®, PolyFect ®, SuperFect ®, DNeasy ®, UltraFect ®, TurboFilter ®, HotStarTaq ®, EFFECTENE ®, QIA ®, DyeEx ®, Omniscript ®, Sensiscript ®, HiSpeed ®, Targetene ®, TransMessenger ®, MagAttract ®, DirectPrep ®, InhibitEX ®, DoubleTag ®, QuantiScript ®, UltraSens ®, pAlliance ®, MinElute ®, EverGene ®, ProofStart ®, FlexiGene ®, QuantiTect ®, DNAprotect ®, RNAprotect ®, LiquiChip ®, CryoCell ®, LabelStar ®, EasyXpress ®, RNAiFect ®, and BioSprint ®.

Registered trademarks in countries outside the United States include: QIABRANE™, ProofTaq™, Easylabel™, BioSprint™, AllPrep™, Qproteome™, FastLane™, GeneGlobe™, LyseBlue™, CompactPrep™, TurboCapture™, CoralLoad™, EpiTect™, NEXTAL™, and EASYXTAL™.

This Annual Report may also contain trade names or trademarks of companies other than QIAGEN.

© 2007 QIAGEN, all rights reserved.

This Annual Report, in addition to historical information, contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such statements may involve significant risks and uncertainties and actual results could differ materially from those expressed or implied herein. Please refer to the section entitled “Risk Factors” under Item 3 of our Form 20-F for the year ended December 31, 2006, which accompanies and is part of this Annual Report, for a discussion related to forward-looking statements contained in this Annual Report.

Glossary

AMINO ACIDS The ‘building blocks’ (subunits) of proteins. AVIAN FLU “Avian influenza” (also known as bird flu, avian flu, influenza virus A flu, type A flu, genus A flu) is caused by an influenza A virus (subtype H5N1). It is hosted by birds, but may infect several species of mammals. BIOMARKER Refers to e.g. proteins which indicate a relevant biological condition (e.g., disease or predisposition to a disease).

BIOMEDICAL RESEARCH Involves thorough investigation of any matter related to the domain of living or biological systems. Usually biomedical denotes a greater stress on problems related to human health and diseases.

CE MARK The CE mark (officially CE marking) is a mandatory safety mark on many products placed on the single market in the European Economic Area (EEA).

CLINICAL TRIAL Research studies. The most commonly performed clinical trials evaluate new drugs, medical devices, biologics, or other interventions to patients in strictly scientifically controlled settings, and are required for Food and Drug Administration approval of new therapies. DNA Deoxyribonucleic acid. Macromolecule with a double helix structure built up from the four bases adenine, guanine, cytosine, and thymine. DNA transmits genetic information. DNA METHYLATION Type of chemical modification of DNA that can be inherited without changing the DNA sequence. DNA SEQUENCING The process used to obtain the sequential arrangement of nucleotides in the DNA.

DRUG METABOLISM Drug metabolism is the chemical alteration of a drug by the body.

DRUG TARGET Target for clinically relevant or therapeutic molecules used to fight genetic disorders and disease. EPIGENOMICS The genome-wide study of the distribution of methylated and unmethylated nucleoside residues within the genome.

FDA The Food and Drug Administration (FDA) is an agency of the United States Department of Health and Human Services and is responsible for regulating food, dietary supplements, drugs, biological medical products, blood products, medical devices, radiation-emitting devices, veterinary products, and cosmetics in the United States. FUNCTIONAL GENOMICS Study of the functions of genes. GENE EXPRESSION Transfer of genetic information to its active form, usually from DNA via RNA (transcription) into protein (translation).

GENE EXPRESSION PROFILING Determines which genetic information has been transferred to its active form.

GENE INTERACTION The collaboration of several different genes in the production of one phenotypic character. GENE SILENCING Repression of gene expression – especially using the recently discovered mechanism of RNAi (RNA interference). siRNA duplexes can be designed to target and repress expression of specific genes.

GENE THERAPY Use of DNA to replace or modify the function of faulty genes in a living organism in order to cure or prevent disease and genetic disorders.

GENETIC MODIFICATION (GM) Genetic engineering, and the now-deprecated gene splicing are terms for the process of manipulating genes, usually outside the organism’s normal reproductive process.

GENOME The entire genetic information of an organism. In most organisms consists of DNA, in some viruses can consist of RNA.

GENOMIC DNA A representative sample of all the DNA in a genome.

GENOMICS The scientific study of genes and their role in an organism’s structure, growth, health, disease (and / or resistance to disease, etc.).

GENOTYPING Genetic fingerprinting, DNA testing, DNA typing, and DNA profiling—Study or testing of variations in the genetic information among different individuals. HIGH-THROUGHPUT SCREENING Testing of large numbers of samples per day, often simultaneously.

MASS SPECTROMETRY Analytical technique used to measure the composition of a sample by generating a mass spectrum representing the masses of sample components. MESSENGER RNA (mRNA) RNA molecules that acts as messenger of the genetic information encoded by a gene (DNA) produced by the process of transcription. Serves as the template for protein synthesis during translation and frequently has a tail of adenine-residues (poly-A+ mRNA). METABOLIC ENZYME A protein that catalyzes biochemical reactions in processes for the synthesis, modification, and breakdown of molecules (e.g. drugs) within a living organism. The metabolic enzyme pattern differs within individuals and provides a basis for the research of individual drug responses in patients.

METABOLIC MARKERS A molecular marker associated with a metabolic function.

METABOLIC PROFILING The measurement of biochemical intermediates within a tissue in order to describe the functioning of metabolic pathways.

METABOLISM The entire set of enzyme-catalyzed transformations of organic nutrient molecules (to sustain life) in living cells. Conversion of food and water into nutrients that can be used by the body’s cells, and the use of those nutrients by those cells (to sustain life, grow, etc.).

METABOLOMICS The scientific study of an organism’s metabolic response to an environmental stimulus or a genetic modification.

MICROARRAY Array of many macromolecules spotted onto a solid phase to allow interactions with target molecules in solution. For example, DNA oligonucleotides spotted onto a chip interact with target RNA molecules that hybridize to reveal the presence of certain species of RNA molecules in a mixed population.

MICROFLUIDIC ASSAYS Assays performed on an extremely small scale using very small flow systems of liquids.

MOLECULAR BIOLOGY The study of life processes at the molecular level, typically through the study of nucleic acids and proteins.

MOLECULAR DIAGNOSTICS The use of DNA, RNA, and proteins to test for specific states of health or disease. NUCLEIC ACID Single or double-stranded polynucleotide.

RNA or DNA.

NUCLEUS Small, membrane-bound compartment of cells containing DNA and the nucleolus.

NUTRIGENOMICS The application of genetic information (genomics, proteomics and metabolomics) to human nutrition, especially the relationship between nutrition and health.

PATHOGEN A pathogen or infectious agent is a biological agent that causes disease or illness to its host.

PCR Polymerase chain reaction. The sequence-specific amplification of DNA molecules using heat-stable polymerase enzymes.

PHARMACOGENETICS The study of the association between genetics and response to drug therapy to select “the right medicine for the right patient”.

PHARMACOGENOMICS Refers to the entire spectrum of genes that determine drug behavior and sensitivity. By analyzing the whole genome, pharmacogenomics is concerned with genetic effects on drugs themselves and with the genetic variances that contribute to the variable effects of drugs in different individuals.

PHARMACOKINETICS The study of the pharmacological effects between drugs and living structures (e.g., tissues, organs).

POLYMERASES An enzyme that catalyzes the production of a nucleic acid strand by using an existing strand as a template – used in PCR and RT-PCR.

PROTEIN EXPRESSION The translation and post-translational processing of proteins.

PROTEOME The entire set of proteins that an organism can produce.

PROTEOMICS The scientific study of an organism’s proteins and their role in an organism’s structure, growth, health, disease (and/or the organism’s resistance to disease, etc.). REAL-TIME RT-PCR Reverse-transcriptase polymerase chain reaction in real time. A technique which converts RNA molecules into DNA molecules and then monitors their amplification by PCR. Often used to measure the amount of a specific RNA molecule in a sample.

RNA Ribonucleic acid. Includes many types of biologically relevant molecules, especially mRNA (messenger RNA) which is copied from DNA and encodes proteins.

RNAi RNA Interference, is one methodology to cause gene silencing.

RT-PCR Reverse-transcriptase polymerase chain reaction. A technique that transcribes RNA molecules into DNA molecules, which are then amplified by PCR.

SARS Severe acute respiratory syndrome is an atypical pneumonia, caused by the SARS coronavirus (SARS CoV), a novel coronavirus. siRNA Short interfering RNA, a specific short sequences of double-stranded RNA (dsRNA) of less than 30 base pairs. SYSTEMS BIOLOGY Combination of analytical results of various analytes to understand basic biological principles and interactions on a cellular level.

THERANOSTICS The developments of diagnostic tests that can identify which patients are most suited for a drug and provide feedback on how well the drug is working.

TOXICOGENOMICS A form of analysis for toxicology and toxin-determination analogous to DNA-testing in the forensic identification of individuals.

TRANSFECTION Introducing DNA into eukaryotic cells, such as animal cells.

TRANSLATIONAL MEDICINE Translational medicine is a branch of medical research that attempts to more directly connect basic research to patient care.

X-RAY CRYSTALLOGRAPHY Technique in which the pattern produced by the diffraction of X-rays through the closely spaced lattice of atoms in a crystal is recorded and then analyzed to reveal the nature of that lattice.

QIAGEN Global Contacts

Düsseldorf

Amsterdam Hamburg

Venlo Stockholm

London

Zurich

Paris Vienna

Montreal Milan

Beijing

Toronto

Tokyo

Seoul Valencia

Shenzhen

Huntsville

Kuala Lumpur

Germantown Singapore

Melbourne

QIAGEN Companies

QIAGEN Distributors and Importers

The Netherlands

QIAGEN N.V. Spoorstraat 50 5911 KJ Venlo

Phone (+31) 77-320-8400 Fax (+31) 77-320-8409

QIAGEN Benelux B.V. Spoorstraat 50 5911 KJ Venlo Phone (+31) 77-327-0757 Fax (+31) 77-327-0758

Austria

QIAGEN Vertriebs GmbH Löwengasse 47/6 1030 Vienna Phone (+43) 1-710-1500 Fax (+43) 1-710-1500-10

Australia

QIAGEN Pty Ltd PO Box 641 Doncaster Victoria 3108

Phone (+61) 3-9840-9800 Fax (+61) 3-9840-9840

Canada QIAGEN, Inc.

2800 Argentia Road, Unit 7 Mississauga, Ontario L5N 8L2 Phone (+1) 800-572-9613 Fax (+1) 800-713-5951

Nextal Biotechnologies

1751 Richardson Street, Suite 6101 Montreal, Quebec, H3K 1G6 Phone (+1) 514-849-8057 Fax (+1) 514-849-4588

France

QIAGEN S.A. 3 avenue du Canada LP 809 91974 Courtaboeuf Cedex Phone (+33) 1-60-920-920 Fax (+33) 1-60-920-925

Germany

QIAGEN GmbH QIAGEN Strasse 1 40724 Hilden Phone (+49) 2103-29-0 Fax (+49) 2103-29-21777

QIAGEN Hamburg GmbH Königstrasse 4a 22767 Hamburg Phone (+49) 40-413647-00 Fax (+49) 40-413647-10

Italy

QIAGEN S.p.A. Via Grosio, 10/10 20151 Milan

Phone (+39) 2-33-43-04-11 Fax (+39) 2-33-43-04-26

Japan

QIAGEN K.K. Forefront Tower II

13-1, Kachidoki 3 Chome Chuo-ku, Tokyo 104-0054 Phone (+81) 3-5547-0811 Fax (+81) 3-5547-0818

Malaysia

QIAGEN Sdn. Bhd. Level 13, Wisma E&C No. 2 Lorong Dungun Kiri Damansara Heights 50490 Kuala Lumpur Phone (+603) 2094-5170 Fax (+603) 2094-5171

Norway

QIAGEN AS Frysjaveien 40 0884 Oslo

Phone (+47) 23-00-53-53 Fax (+47) 23-00-53-50

P.R. China

Tiangen Biotech (Beijing) Co., Ltd. 4th Floor, Beilu Building 35 Chengfu Road Haidian District Beijing 100083 Phone (+86) 10-8262-9288 Fax (+86) 10-8261-3663

PG Biotech Co., Ltd. F6, R3-B

High-Tech Industrial Park Shen Nan Avenue Shenzhen 518057 Phone (+86) 755-2650-4888 Fax (+86) 755-2673-3666

Singapore

Research Biolabs Pte Ltd 73 Ayer Rajah Crescent #04-05 Ayer Rajah Industrial Estate Singapore 139952 Phone (+65) 6777-5366 Fax (+65) 6778-5177

South Korea

QIAGEN Korea Ltd. #1012 C Bldg. Woolim-Lions Valley 371-28 Gasandong Gumchungu Seoul 153-786 Phone (+82) 1544-7145 Fax (+82) 1544-7146

Sweden

QIAGEN AB

Frösundaviks Allé 15 16970 Solna Phone (+46) 8-5090-4682 Fax (+46) 8-655-2610

Switzerland

QIAGEN AG

QIAGEN Instruments AG Garstligweg 8 8634 Hombrechtikon Phone (+41) 55-254-21-11 Fax (+41) 55-254-21-00

United Kingdom QIAGEN Ltd. QIAGEN House Fleming Way Crawley West Sussex, RH10 9NQ Phone (+44) 1293-422-900 Fax (+44) 1293-422-922

USA

QIAGEN North American Holdings, Inc. 19300 Germantown Rd Germantown, MD 20874 Phone (+1) 240-686-7774 Fax (+1) 240-686-7775

QIAGEN, Inc.

27220 Turnberry Lane Suite 200 Valencia, CA 91355-1106 Phone (+1) 800-426-8157 Fax (+1) 800-718-2056

QIAGEN Sciences, Inc. 19300 Germantown Rd Germantown, MD 20874 Phone (+1) 240-686-7700 Fax (+1) 240-686-1618

Genaco Biomedical Products, Inc. 2707 Artie Street Building 100, Suite 20 Huntsville, AL 35805 Phone (+1) 256-704-4875 Fax (+1) 256-425-0053

www.qiagen.com

QIAGEN N.V., VENLO, THE NETHERLANDS

Annual Report 2006

CONTENTS

Report of the Supervisory Board

Report of the Supervisory Board	1

Managing Directors’ Report

Managing Directors’ Report	6

Corporate Governance Report	33

Financial Statements

Consolidated Balance Sheets	F-l
Consolidated Income Statements	F-2
Consolidated Statements of Changes in Equity	F-3
Consolidated Statements of Cash Flows	F-4
Notes to the Consolidated Financial Statements	F-5
Company Balance Sheets	F-55
Company Income Statements	F-56
Notes to the Company Financial Statements	F-57

Other Information

Appropriation of Net Income	F-65
Subsequent Events	F-66
Auditors’ Report	F-67

REPORT OF THE SUPERVISORY BOARD

QIAGEN N.V., VENLO

Report of the Supervisory Board

To our Shareholders

The Supervisory Board thanks QIAGEN’s Managing Board and employees for their contributions to QIAGEN’s success in 2006.

The Supervisory Board exercised supervision over the Managing Board’s policies and business conduct throughout the financial year. Acting in the best interests of the Company and its business and consistent with past practice, the Supervisory Board monitored the Company’s activities, including its strategic, economic, and market developments, R&D investments, acquisitions and alliances, and the human resources management. In particular and as requested by the Dutch Corporate Governance Code, the Supervisory Board discussed the corporate strategy, the risks of the business and the result of the assessment by the Managing Board of the structure and operation of the internal risk management and control systems as well as any significant changes thereto. Further, the Supervisory Board discussed its own functioning and that of its individual members as well as the functioning of the Managing Board and the performance of its individual members in the absence of the members of the Managing Board and came to the conclusion that both the Supervisory Board and Managing Board appropriately functioned and that the current profile, composition and competence of the members of the Supervisory Board are appropriate. Through its Compensation Committee, the Supervisory Board executed and monitored compliance with the Company’s Remuneration Policy approved by the Annual General Meeting held on June 14, 2005. The Remuneration Policy and the various aspects of the compensation of the Managing Board are summarized in the Remuneration Report and published on the Company’s website. Information on the Company’s activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. The Supervisory Board considers all members to be independent in accordance with the best practice provision III.2.2 of the Dutch Code, with the exception of Mr. Colpan as he was a member of the Managing Board of QIAGEN until 2003.

QIAGEN N. V. is a company under the laws of The Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value to further represent the interests of all shareholders and has always placed the highest standards on its Corporate Governance principles. Since 1997, QIAGEN has endorsed the 40 recommendations made in the report of the Netherlands’ Committee on Corporate Governance, which was replaced by the Dutch Corporate Governance Code effective January 1, 2004. It is the Company’s policy to follow the guidelines of Good Practice of Corporate Governance as described in the Code although some minor deviations may result from effects such as legal requirements imposed on QIAGEN or industry standards. QIAGEN is also subject to the rules regarding Corporate Governance set by NASDAQ, where the Company’s common shares have been listed since 1996. In addition, QIAGEN has adopted the standards set by the Corporate Governance Code of Germany, where the Company’s common shares have been listed since 1997. QIAGEN provides detailed updates regarding compliance with the German and the Dutch Corporate Governance Code in the chapter on “Corporate Governance” in this Annual Report.

1

QIAGEN N.V., VENLO

QIAGEN N. V. is a limited liability company incorporated under the laws of The Netherlands. All Company operations are carried out in accordance with Dutch Corporate Law, U.S. Federal Securities Law and Regulations, and the laws of the German capital market, in particular the Wertpapierhandelsgesetz. The common shares of the Company are registered and traded in the United States of America on the NASDAQ Global Select Market emanated from the NASDAQ National Market in July 2006 and in Germany on the Frankfurt Stock Exchange. Since January 1, 2003, QIAGEN’s common shares are accepted for trading in the Prime Standard segment, a premium segment created by Deutsche Börse AG in late 2002. Shareholders in the United States and in Europe hold the majority of the Company’s shares. The Company has used its funds to fuel internal growth and to finance acquisitions. The Supervisory Board proposes to retain 2006 earnings to address these goals. We strongly believe that this policy of increasing shareholder value benefits our shareholders.

In this Annual Report, the financial statements for the year 2006 are presented as prepared by the Managing Board, audited by Ernst & Young Accountants, and examined and approved by the Supervisory Board. We recommend that the Annual General Meeting adopts these financial statements, including allocation of profits to retained earnings.

Supervisory Board Members:

Name	Age	Position
Prof. Dr. Detlev H. Riesner (German)	65	Chairman of the Supervisory Board, Supervisory Director and Chairman of the Selection and Appointment Committee
Dr. Heinrich Hornef (German)	75	Deputy Chairman of the Supervisory Board, Supervisory Director, Chairman of the Audit Committee and Member of the Selection and Appointment Committee
Dr. Metin Colpan (German)	52	Supervisory Director
Jochen Walter (German)	59	Supervisory Director and Member of the Audit Committee until the last Annual General Meeting of Shareholders in June 2006
Dr. Franz A. Wirtz (German)	74	Supervisory Director, Chairman of the Compensation Committee and member of the Audit Committee
Erik Hornnaess (German)	69	Supervisory Director, Member of the Audit Committee and Member of the Compensation Committee
Prof. Dr. Manfred Karobath (German)	66	Supervisory Director and Member of the Compensation Committee

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor to the Supervisory Board and Honorary Chairman in 1999.

2

QIAGEN N.V., VENLO

The following is a brief summary of the background of each of the Supervisory Directors:

Professor Dr. Detlev H. Riesner is a co-founder of QIAGEN. He has been on our Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Düsseldorf. Prior to that, he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and, from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is either a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath, AC Immune S.A., Lausanne and Neuraxo GmbH, Düsseldorf. Professor Riesner is also a member of the scientific advisory boards of the RiNA network, Berlin, the Friedrich-Loeffler-Institut, Isle of Riems, and PrioNet, Canada. Dr. Heinrich Hornef has been on our Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He also serves as a chairman on the supervisory board of Heidelberg Innovation GmbH, a biotechnology and life-science venture capital company in Heidelberg, Germany. He was chairman of the supervisory board of the pharmaceutical company Merck KGaA, in Darmstadt, Germany until December 2003 and a member of the supervisory board until March 2004, as well as a member of the partners’ counsel of E. Merck, in Darmstadt, Germany until June 2004. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor organization, BvS (1995-1996).

Dr. Metin Colpan is a co-founder of QIAGEN and was Chief Executive Officer and a Managing Director from 1985 through 2003. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques, and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GenPat77 Pharmacogenetics AG, GPC Biotech AG and Morphosys AG, each in Munich, Germany. Until 2006, he was a member of the supervisory board of Ingenium Pharmaceuticals AG in Munich, Germany. Dr. Franz A. Wirtz has been a member of our Supervisory Board since 1989. Dr. Wirtz was managing director of Grünenthal GmbH, Aachen, Germany, a large, private pharmaceutical company from 1962-1997 and a member of its advisory board from 1998-2001. He is Vice Chairman of Paion AG, Aachen and Vice Chairman of Dasgip AG, Jülich, two young German biotech companies. For ten years Dr. Wirtz was treasurer of the German pharmaceutical industry association. Dr. Wirtz holds a doctorate degree in chemistry from the Rheinisch-Westfälische Technische Hochschule in Aachen where he became an honorary citizen in 2001.

3

QIAGEN N.V., VENLO

Erik Hornnaess has been a member of our Supervisory Board since 1998 and joined the Audit Committee in 2002 and the Compensation Committee in 2005. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France, and from 1982, he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive director of AXIS-SHIELDS Group, Scotland. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a P.M.D. from the Harvard Business School.

Professor Dr. Manfred Karobath has been a member of our Supervisory Board since 2000. Dr. Karobath studied medicine, and from 1967 to 1980 he worked first in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer (“RPR”) as President of R&D and Executive Vice President, and later, he became a member of the boards of directors of RPR, Pasteur Merieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as a member of the board of directors of Coley Pharmaceutical Group.

Professor Dr. jur. Carsten P. Claussen was Chairman of our Supervisory Board from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. This position is not required by Dutch law, and Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the executive board of Norddeutsche Landesbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Düsseldorf and senior advisor to 1KB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of TON ART AG, Düsseldorf; Flossbach & v. Storch Vermögensmanagement AG, Cologne; and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

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Further information regarding the organization of the Supervisory Board and its Commitees is being provided in the Corporate Governance Report under ‘Supervisory Board’.

Venlo, The Netherlands, May 2007

/s/ Detlev H. Riesner
Prof. Dr. Detlev H. Riesner Chairman of the Supervisory Board

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MANAGING DIRECTORS’ REPORT

QIAGEN N.V., VENLO

MANAGING DIRECTORS’ REPORT

Dear Shareholder,

For QIAGEN, 2006 was another very successful year. It was one more year in which we achieved and exceeded the targets we had set for ourselves and QIAGEN: to expand our leadership position in sample and assay technologies and to expand their use in existing and extend their use into new markets. We are proud to report that the execution of our strategy has also resulted in industry-leading financial performance. We achieved consolidated net sales of US$ 466 million for the year ending December 31, 2006 - a 17% increase in net sales compared to the previous period. Our innovation engine continues to deliver impressive performance and contributed 4% to our organic growth of 11%. Net income increased 52% to US$ 73,3 million from US$ 48,1 million and diluted earnings per share increased 50% to US$ 0,48 per share from US$ 0,32 per share in 2005. Excluding certain charges*, described below, adjusted net income increased 21% to US$ 88,1 million and adjusted diluted earnings per share increased 21% to US$ 0,58 per share in 2006.

Footnote:

*	Charges in fiscal 2006 included amortization on acquisition-related intangibles of US$ 8,5 million (US$ 5,5 million net of tax), acquisition, integration and related costs of US$ 8,1 million (US$ 6,1 million net of tax), relocation and restructuring costs of US$ 4,9 million (US$ 3,0 million net of tax), as well as share-based compensation according to IFRS 2 of US$ 0,3 million (US$ 0,2 million net of tax). Charges in fiscal year 2005 had included amortization on acquisition-related intangibles of US$ 3,7 million (US$ 2,4 million net of tax), acquisition, integration and related costs of US$ 3,7 million (US$ 2,4 million net of tax) and share-based compensation according to IFRS 2 of US$ 23,1 million (US$ 19,9 million net of tax).

Once again, we outperformed our industry and demonstrated that our commitment to focusing on an innovation strategy around sample and assay technologies is clearly delivering results. We executed well-prepared plans and roadmaps to address multiple markets with what we do best - providing solutions which allow processing and isolation of target analytes from biological samples and making them visible.

Our formula with which we execute our strategy is a blend of innovation-driven organic growth, catalytic acquisitions and active partnering.

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To catalyze our organic initiatives, among our 2006 acquisitions were two companies through which we gained access to new opportunities in highly attractive markets. The acquisition of Gentra Systems, Inc. expanded our sample technology portfolio into the field of processing large-scale blood samples in the emerging biobanking and DNA archiving markets. By acquiring Genaco Biomedical Products, Inc., we now hold one of the most innovative assay technologies which provides a solution to the much sought after goal of multiplexing, a diagnostic approach which allows for screening multiple targets in one single test. Both companies’ product lines are very much in our focus as they represent sample and assay technologies. They are also highly synergistic with our product portfolio and allow us to further leverage our capabilities in sample and assay technologies in our target markets, including research in life sciences, applied testing and molecular diagnostics.

The integration of acquisitions is always a challenge for any organization. We are very pleased to report that our significant attention to integrations yielded positive results. Since 2005, ten companies were added to QIAGEN which provided significant catalytic impacts and led to a 6% contribution to our overall growth. We expect to continue this focused, strategy-driven acquisition strategy.

In 2006, we continued to establish and expand numerous partnerships, collaborations and license agreements. Our value to the molecular diagnostics and applied testing industries is growing tremendously. In the areas of pharmaceutical, biotechnology and biomedical research, QIAGEN today is a premium partner for solutions for discovery as well as the development of new drugs. This area has been a central point of our partnering and marketing efforts in 2006. Our products are used in over 100 clinical trials and our ability to provide to our customers a continuum from research tools to routine molecular diagnostics is a very significant value proposition in this new era of molecular testing-driven drug development, monitoring and personalized medicine.

Developing for and together with our customers gives us a competitive edge and fuels our powerful innovation engine. In 2006, we launched 67 exciting new products, which accounted for 4% of our Company’s net sales. We also finalized the development of QIAcube, a revolutionary platform which created a completely new dimension of utility and opportunities for our customers in laboratories worldwide. Introduced in early 2007, the QIAcube allows our customers to fully automate the processing of QIAGEN products which they use manually today. And there is so much more in our product pipeline yet to come: consumables, reagents, assays, instruments.

The innovative, standardized solutions which we provide enable our customers to achieve significant scientific breakthroughs and increase dissemination of molecular biology by facilitating its application. For example, in 2006, Craig C. Mello, Ph.D., and Andrew Z. Fire, Ph.D., earned the Nobel Prize in Medicine for their discoveries in RNA interference – a mechanism in molecular biology to “silence” genes. QIAGEN is a leading innovator supplier of RNAi assay technologies and it gives us great pride to have participated in their discoveries as a supplier to their laboratories.

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A major step for QIAGEN is to leverage our well-established expertise and proven capabilities gained in life sciences research into the rapidly developing, but very specialized diagnostics and applied testing markets. Clinical laboratories are increasingly offering molecular diagnostic tests, allowing new diagnostic possibilities or replacing older technologies with state-of-the-art molecular methods which allow for faster, more reliable disease detection and treatments. QIAGEN is driving this trend by offering a portfolio of comprehensive sample and assay technologies for molecular diagnostics which is the broadest in the world. In 2007, we expect to further widen our panel and scope by seeking FDA approval in the United States for a range of products including two of our novel multiplexing assays and begin to add CE marking in Europe for all our panels. Regulatory clearances will allow us to offer more solutions for use in clinical applications.

A strategic goal for QIAGEN is to reinforce our global reach by addressing and further penetrating emerging and fast-growing markets including markets in Asia. In 2006, we significantly strengthened our presence in Asia. We developed our extensive network of distributors, established a new subsidiary in Korea, and set up our Asian headquarters in Shenzen, China. We invested heavily and doubled our headcount in this region to 340. Our strategy in Asia, which was recognized by Frost & Sullivan’s renowned Competitive Strategy Leadership Award, is clearly delivering results. This year, the region is set to contribute 10% of QIAGEN’s net sales which will add to the substantial growth delivered by our other regions—North America, Europe and the rest of the world.

We believe that our growth strategy offers considerable value to our shareholders and employees. We also understand that all areas of our business require adequate investments if we want to achieve our goals. In 2006, we invested significantly into the development of dedicated sales channels, with a strong focus on the molecular diagnostics and applied testing segments—a step which we are convinced will yield reasonable results in the very near future. We will further invest in technological expertise, in research and development capabilities as well as QIAGEN’s greatest source of its success: its employees. Responses from internal and external surveys and awards which we received in the United States and in Germany for being an employer of choice prove that these investments are well acknowledged and promise high returns.

I would like to thank you, our shareholder, for the trust and support you continue to give us. In 2006, we celebrated the tenth anniversary of our listing on NASDAQ. In this decade, the share price increased ten-fold; in 2006 alone, our share price on NASDAQ grew by 27% and we outperformed the leading and relevant stock indices. We are committed to further creating sustainable value for you and our great Company.

I would also like to thank our more than 1.950 employees for their enthusiasm and dedication which makes our success possible. At QIAGEN, we are very proud of what we are doing, because our work helps to improve people’s health and lives. And we believe that the best is yet to come.

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Risk Factors

Note regarding Forward-Looking Statements and Risk Factors

Our future operating results may be affected by various risk factors, many of which are beyond our control. Certain of the statements included in this Annual Report and the documents incorporated herein by reference may be forward-looking statements, including statements regarding potential future net sales, gross profit, net income and liquidity. These statements can be identified by the use of forward-looking terminology such as “believe,” “hope,” “plan,” “intend,” “seek,” “may,” “will,” “could,” “should,” “would,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. We caution investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, our future development efforts involve a high degree of risk. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

Risks Related to Our Business

An inability to manage our growth, manage the expansion of our operations, or successfully integrate acquired businesses could adversely affect our business.

Our business has grown rapidly, with total net revenues increasing from US$216.8 million in 2000 to US$465.8 million in 2006. In 2002, we opened a research and manufacturing facility in Germantown, Maryland and manufacturing and administration facilities in Germany. Additionally, we have made several acquisitions and are likely to make more. The successful integration of acquired businesses requires a significant effort and expense across all operational areas, including sales and marketing, research and development, manufacturing, finance and administration and information technologies.

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In 2003 and 2004 as part of a restructuring of our U.S operations, we relocated certain administrative, sales and marketing functions to our Maryland facility. Our earlier expansion of facilities in Maryland and Germany added production capacity and increased fixed costs. These higher fixed costs will continue to be a cost of production in the future, and until we more fully utilize the additional capacity of the facilities, our gross profit will be negatively impacted. We have also upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in the hiring of new employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and addition of new personnel may place a strain on our management and operational systems.

Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, manufacturing, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, integrate acquired businesses, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion or acquisition successfully, and any inability to do so could have a material adverse effect on our results of operations.

We may not achieve the anticipated benefits of acquisitions of technologies and businesses.

During the past several years we have acquired a number of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. Acquisitions would expose us to the addition of new operating and other risks including the risks associated with the:

•	assimilation of new technologies, operations, sites and personnel;

•	application for and obtaining of regulatory approvals or other clearances;

•	diversion of resources from our existing business and technologies;

•	inability to generate revenues to offset associated acquisition costs;

•	inability to maintain uniform standards, controls, and procedures;

•	inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

•	issuance of dilutive equity securities;

•	incurrence or assumption of debt;

•	additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses; or

•	assumption of liabilities or exposure to claims against acquired entities.

Our failure to address the above risks successfully in the future may prevent us from achieving the anticipated benefits from any acquisition in a reasonable time frame, or at all.

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Our continued growth is dependent on the development and success of new products.

The market for certain of our products and services is only about fifteen years old. Rapid technological change and frequent new product introductions are typical in this market. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent that we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or otherwise damage our business. In the past, we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

•	availability, quality and price relative to competitive products;

•	the timing of introduction of the product relative to competitive products;

•	scientists’ opinions of the products’ utility;

•	citation of the product in published research;

•	regulatory trends; and

•	general trends in life sciences research, applied markets and molecular diagnostics.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, financial condition and results of operations.

Our operating results may vary significantly from period to period.

Our operating results may vary significantly from quarter to quarter and from year to year, depending on factors such as the level and timing of our customers’ research and commercialization efforts, timing of our customers’ funding, the timing of our research and development and sales and marketing expenses, the introduction of new products by us or our competitors, competitive conditions, exchange rate fluctuations and general economic conditions. Our expense levels are based in part on our expectations as to future revenues. Consequently, revenues or profits may vary significantly from quarter to quarter or from year to year, and revenues and profits in any interim period will not necessarily be indicative of results in subsequent periods.

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We depend on patents and proprietary rights that may fail to protect our business.

Our success will depend to a large extent on our ability to develop proprietary products and technologies and to establish and protect our patent and trademark rights in these products and technologies. As of December 31, 2006, we owned 89 issued patents in the United States, 56 issued patents in Germany and 327 issued patents in other major industrialized countries. In addition, at December 31, 2006, we had 452 pending patent applications and we intend to file applications for additional patents as our products and technologies are developed. However, the patent positions of technology-based companies, including QIAGEN, involve complex legal and factual questions and may be uncertain, and the laws governing the scope of patent coverage and the periods of enforceability of patent protection are subject to change. In addition, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by several months. Therefore, no assurance can be given that patents will issue from any patent applications that we own or license or, if patents do issue, that the claims allowed will be sufficiently broad to protect our technology. In addition, no assurance can be given that any issued patents that we own or license will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us competitive advantages.

Certain of our products incorporate patents and technologies that are licensed from third parties. These licenses impose various commercialization, sublicensing and other obligations on us. Our failure to comply with these requirements could result in the conversion of the applicable license from being exclusive to non-exclusive in nature or, in some cases, termination of the license.

We also rely on trade secrets and proprietary know-how, which we seek to protect through confidentiality agreements with our employees and consultants. There can be no assurance that any confidentiality agreements that we have with our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors will provide meaningful protection for our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. There also can be no assurance that our trade secrets will not otherwise become known or be independently developed by competitors.

We currently engage in, and may continue to engage in, collaborations with academic researchers and institutions. There can be no assurance that under the terms of such collaborations, third parties will not acquire rights in certain inventions developed during the course of the performance of such collaborations.

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We are subject to risks associated with patent litigation.

The biotechnology industry has been characterized by extensive litigation regarding patents and other intellectual property rights. We are aware that patents have been applied for and/or issued to third parties claiming technologies for the separation and purification of nucleic acids that are closely related to those we use. From time to time we receive inquiries requesting confirmation that we do not infringe patents of third parties. We endeavor to follow developments in this field, and we do not believe that our technologies or products infringe any proprietary rights of third parties. However, there can be no assurance that third parties will not challenge our activities and, if so challenged, that we will prevail. In addition, the patent and proprietary rights of others could require that we alter our products or processes, pay licensing fees or cease certain activities, and there can be no assurance that we will be able to license any technologies that we may require on acceptable terms. In addition, litigation, including proceedings that may be declared by the U.S. Patent and Trademark Office or the International Trade Commission, may be necessary to respond to any assertions of infringement, enforce our patent rights and/or determine the scope and validity of our proprietary rights or those of third parties. Litigation could involve substantial cost, and there can be no assurance that we would prevail in any such proceedings.

Exchange rate fluctuations may adversely affect our business.

Since we currently market our products in over 40 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period when incurred. We hedge a portion of the anticipated cash flow that we expect to exchange into other currencies, subject to our short-term financing needs. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

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Our ability to accurately forecast our results during each quarter may be negatively impacted by the fact that a substantial percentage of our sales may be recorded in the final weeks or days of the quarter.

The markets we serve are characterized by a high percentage of purchase orders being received in the final few weeks or even days of each quarter. Although this varies from quarter to quarter, many customers make a large portion of their purchase decisions late in each fiscal quarter, as both their budgets and requirements for the coming quarter become clearer. As a result, even late in each fiscal quarter, we cannot predict with certainty whether our revenue forecasts for the quarter will be achieved. Historically, we have been able to rely on the overall pattern of customer purchase orders during prior periods to project with reasonable accuracy our anticipated sales for the current or coming quarters. However, if our customers’ purchases during a quarter vary from historical patterns, our final quarterly results could deviate significantly from our projections. Consequently, our revenue forecasts for any given quarter may prove not to have been accurate. We may not have enough information as a result of such patterns to confirm or revise our sales projections during a quarter. If we fail to achieve our forecasted revenues for a particular quarter, our stock price could be adversely affected.

Competition in the Life Sciences market could reduce sales.

Our primary competition stems from traditional separation, purification and handling methods (“traditional” or “home-brew” methods) that utilize widely available reagents and other chemicals. The success of our business depends in part on the continued conversion of current users of such traditional methods to our nucleic acid separation and purification technologies and products. There can be no assurance, however, as to how quickly such conversion will occur.

We also have experienced, and expect to continue to experience, increasing competition in various segments of our business from companies providing pre-analytical products and other products we offer. The markets for certain of our products are very competitive and price sensitive. Other life science research product suppliers have significant financial, operational, sales and marketing resources, and experience in research and development. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete. If a competitor develops superior technology or cost-effective alternatives to our kits and other products, our business, operating results and financial condition could be materially adversely affected.

We believe that customers in the market for preanalytical solutions and assay technologies display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. To the extent we are unable to be the first to develop and supply new products, our competitive position will suffer.

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Reduction in research and development budgets and government funding may result in reduced sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations for applications in which our products are used could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories. In addition, short term changes in administrative, regulatory or purchasing-related procedures can create uncertainties or other impediments which can contribute to lower sales.

In recent years, the pharmaceutical biotech industries have undergone substantial restructuring and consolidation. Additional mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health (NIH) and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. The predictability of our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government or industrial budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously and negatively impact our business.

We heavily rely on air cargo carriers and other overnight logistics services.

Our customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, we heavily rely on air cargo carriers such as DHL, FedEx and Panalpina. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

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We depend on suppliers and if shipments from these suppliers are delayed or interrupted, we will be unable to manufacture our products.

We buy materials for our products from many suppliers, and are not dependent on any one supplier or group of suppliers for our business as a whole. However, key components of certain products, including certain instrumentation components and chemicals, are available only from a single source. If supplies from these vendors were delayed or interrupted for any reason, we may not be able to obtain these materials timely or in sufficient quantities or qualities in order to produce certain products and our sales levels could be negatively affected.

We rely on collaborative commercial relationships to develop some of our products.

Our long-term business strategy has included entering into strategic alliances and marketing and distribution arrangements with academic, corporate and other partners relating to the development, commercialization, marketing and distribution of certain of our existing and potential products. There can be no assurance that we will continue to be able to negotiate such collaborative arrangements on acceptable terms, or that any such relationships will be scientifically or commercially successful. In addition, there can be no assurance that we will be able to maintain such relationships or that our collaborative partners will not pursue or develop competing products or technologies, either on their own or in collaboration with others.

Doing business internationally creates certain risks for our business.

Our business involves operations in several countries outside of the United States. Our consumable manufacturing facilities are located in Germany, China, Canada and the United States, and our instrumentation facility is located in Switzerland. We also have established sales subsidiaries in the United States, Germany, Japan, the United Kingdom, France, Switzerland, Australia, Canada, Austria, The Netherlands, Sweden, and Italy. In addition, our products are sold through independent distributors serving more than 40 other countries. We operate U.S. facilities in West Chester, Pennsylvania (sales and research and development), Valencia, California (customer service and technical service), Germantown, Maryland and San Francisco, California (manufacturing and research and development). Conducting and launching operations on an international scale requires close coordination of activities across multiple jurisdictions and time zones and consumes significant management resources. We have invested heavily in computerized information systems in order to manage more efficiently the widely dispersed components of our operations. We use SAP as our business information system to integrate most of our North American, European, and Japanese subsidiaries.

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Our operations are also subject to other risks inherent in international business activities, such as general economic conditions in the countries in which we operate, overlap of different tax structures, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, and longer accounts receivable payment cycles in certain countries. Other risks associated with international operations include import and export licensing requirements, trade restrictions, exchange controls and changes in tariff and freight rates. As a result of these conditions, an inability to successfully manage our international operations could have a material adverse impact on our operations.

We have made investments in and are expanding our business into emerging markets and regions, which exposes us to new risks.

During 2006 and 2005 we began expanding our business in emerging markets in Asia and we expect to continue to focus on growing our business in these regions. In addition to the currency and international operation risks described above, our international operations are subject to a variety of risks including risks arising out of the economy, the political outlook and the language and cultural barriers in countries where we have operations or do business. In many of these emerging markets, we may be faced with several risks that are more significant than in the other countries in which we have a history of doing business. These risks include economies that may be dependent on only a few products and are therefore subject to significant fluctuations, weak legal systems which may affect our ability to enforce contractual rights, possible exchange controls, unstable governments, privatization actions or other government actions affecting the flow of goods and currency. In conducting our business we move products from one country to another and may provide services in one country from a subsidiary located in another country. Accordingly, we are vulnerable to abrupt changes in customs and tax regimes that may have significant negative impacts on our financial condition and operating results.

Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. and other business entities for the purpose of obtaining or retaining business. We have operations, agreements with third parties and make sales in countries known to experience corruption. Further international expansion may involve more exposure to such practices. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or distributors that could be in violation of various laws including the FCPA, even though these parties are not always subject to our control. It is our policy to implement safeguards to discourage these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

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Our success depends on the continued employment of our key personnel, any of whom we may lose at any time.

Our senior management consists of an Executive Committee comprised of our most senior executives responsible for core functions, the Chairman of which is Mr. Peer Schatz, our Chief Executive Officer. The loss of Mr. Schatz or any of our Managing Directors could have a material adverse effect on us. Further, although we have not experienced any difficulties attracting or retaining key management and scientific staff, our ability to recruit and retain qualified skilled personnel will also be critical to our success. Due to the intense competition for experienced scientists from numerous pharmaceutical and biotechnology companies and academic and other research institutions, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms. Our planned activities will also require additional personnel, including management, with expertise in areas such as manufacturing and marketing, and the development of such expertise by existing management personnel. The inability to recruit such personnel or develop such expertise could have a material adverse impact on our operations.

Our business may require substantial additional capital, which we may not be able to obtain on terms acceptable to us, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	our marketing, sales and customer support efforts;

•	our research and development activities;

•	the expansion of our facilities;

•	the consummation of possible future acquisitions of technologies, products or businesses;

•	the demand for our products and services; and

•	the refinancing of debt.

We currently anticipate that our short-term capital requirements will be satisfied by the results of operations. However, we have outstanding loan facilities at December 31, 2006 of approximately US$496 million, of which US$6.6 million is due in June 2008, US$39.6 million is due in annual installments from June 2006 through June 2011, US$150.0 million which will become due in August 2011, and US$300.0 million which will become due in May 2013. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private debt or equity financings. No assurance can be given that such additional funds will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, production or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

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Our strategic equity investments may result in losses.

We have made and may continue to make strategic investments in complementary businesses as the opportunities arise. We periodically review the carrying value of these investments for impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. The results of these valuations may fluctuate due to market conditions and other conditions over which we have no control. Estimating the fair value of non-marketable equity investments in life science companies is inherently subjective. If actual events differ from our assumptions and other than temporary unfavorable fluctuations in the valuations of the investments are indicated, it could require a write-down of the investment. This could result in future charges on our earnings that could materially impact our results of operations. It is uncertain whether or not we will realize any long term benefits from these strategic investments.

We have a significant amount of long-term debt which may adversely affect our financial condition.

We have a significant amount of debt which carries with it significant debt service obligations. A high level of indebtedness increases the risk that we may default on our debt obligations. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our debt or that future working capital, borrowings or equity financing will be available to repay or refinance such debt. If we are unable to generate sufficient cash flow to pay the interest on our debt, we may have to delay or curtail our research and development programs. The level of our indebtedness among other things could:

•	make it difficult for us to make required payments on our debt;

•	make it difficult for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

•	make us more vulnerable in the event of a downturn in our business.

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Changing government regulations may adversely impact our business.

We and our customers operate in a highly regulated environment characterized by continuous changes in the governing regulatory framework. Genetic research activities as well as products commonly referred to as “genetically engineered,” such as certain food and therapeutic products, are subject to governmental regulation in most developed countries, especially in the major markets for pharmaceutical and diagnostic products (i.e., the European Union, the United States, and Japan). In the recent past, several highly publicized scientific successes (most notably in the areas of genomic research and “cloning”) have stirred a public debate in which ethical, philosophical and religious arguments have been raised against an unlimited expansion of genetic research and the use of products developed thereby. As a result of this debate, some key countries might increase the existing regulatory barriers; this, in turn, could adversely affect the demand for our products and prevent us from fulfilling our growth expectations. Furthermore, there can be no assurance that any future changes of applicable regulations will not require further expenditures or an alteration, suspension or liquidation of our operations in certain areas, or even in their entirety.

Changes in the existing regulations or adoption of new requirements or policies could adversely affect our ability to sell our approved products or to seek to introduce new products in other countries in the world. Sales volumes of certain of our products in development may be dependent on commercial sales by us or by our customers of diagnostic and pharmaceutical products, which will require pre-clinical studies and clinical trials and other regulatory clearance. Such trials will be subject to extensive regulation by governmental authorities in the United States, including the Food and Drug Administration (FDA), international agencies and agencies in other countries with comparable responsibilities. These trials involve substantial uncertainties and could impact customer demand for our products. In addition, certain of our products, especially products intended for use in in-vitro diagnostics applications, are dependent on regulatory or other clearance. For example, since the European Union Directive 98/79/EC on in vitro diagnostic medical devices, or EU-IvD-D, went into effect on December 7, 2003, all products and kits which are used for in vitro diagnostic applications and which are sold after this date have to be compliant with this European directive. In addition to high risk products such as HIV testing systems (list A of Annex II of the directive) or blood glucose testing systems (list B of Annex II of the directive), nucleic acid purification products which are used in diagnostic workflows are affected by this new regulatory framework. The major goals of this directive are to standardize the diagnostic procedures within the European Union, to increase reliability of diagnostic analysis and to enhance patients’ safety through the highest level of product safety. These goals are expected to be achieved by the enactment of a large number of mandatory regulations for product development, production, quality control and life cycle surveillance. Our failing to obtain any required clearance or approvals may significantly damage our business in such segments. Additionally, we may be required to incur significant costs to comply with laws and regulations in the future, and changes or additions to existing laws or regulations may have a material adverse effect upon our business, financial condition and results of operations.

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We are subject to various laws and regulations generally applicable to businesses in the different jurisdictions in which we operate, including laws and regulations applicable to the handling and disposal of hazardous substances. We do not expect compliance with such laws to have a material effect on our capital expenditures, earnings or competitive position. Although we believe that our procedures for handling and disposing of hazardous materials comply with the standards prescribed by applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could have a material adverse effect on us.

Risk of price controls is a threat to our profitability.

The ability of many of our customers to successfully market their products depends in part on the extent to which reimbursement for the costs of these products is available from governmental health administrations, private health insurers and other organizations. Governmental and other third party payers are increasingly seeking to contain health care costs and to reduce the price of medical products and services. Therefore, the biotechnology, diagnostics and pharmaceutical industries are exposed to the potential risk of price controls by these entities. If there are not adequate reimbursement levels, the commercial success of our customers and, hence, of QIAGEN itself, could be adversely affected.

Our business exposes us to potential liability.

The marketing and sale of our products and services for certain applications entail a potential risk of product liability, and, although we are not currently subject to any material product liability claims, there can be no assurance that product liability claims will not be brought against us. Further, there can be no assurance that our products will not be included in unethical, illegal or inappropriate research or applications, which may in turn put us at risk of litigation. We currently carry product liability insurance coverage, which is limited in scope and amount, but which we believe is currently appropriate for our purposes. There can be no assurance, however, that we will be able to maintain such insurance at reasonable cost and on reasonable terms, or that such insurance will be adequate to protect us against any or all potential claims or losses.

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Our holding company structure makes us dependent on the operations of our subsidiaries.

We were incorporated under Dutch law as a public limited liability company (naamloze venootschap) and we are organized as a holding company. Currently, our material assets are the outstanding shares of our subsidiaries. We, therefore, are dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our common shares. The lending arrangements entered into by QIAGEN GmbH limits the amount of distributions that can be made by QIAGEN GmbH to QIAGEN N.V. during the period the borrowings are outstanding. This facility will expire in June 2011. Dividends or distributions by subsidiaries to us in a currency other than the U.S. dollar may result in a loss upon a subsequent conversion or disposition of such foreign currency, including a subsequent conversion into U.S. dollars.

Risks Related to Our Common Shares

Our common shares may have a volatile public trading price.

The market price of the common shares since our initial public offering in September 1996 has increased significantly and been highly volatile. In the past two fiscal years, the closing price of our common shares has ranged from a high of US$16.15 to a low of US$10.56 on the NASDAQ National Market System, and a high of EUR 13.09 to a low of EUR 8.20 on the Frankfurt Stock Exchange. In addition to overall stock market fluctuations, factors which may have a significant impact on the market price of the common shares include:

•	announcements of technological innovations or the introduction of new products by us or our competitors;

•	developments in our relationships with collaborative partners;

•	quarterly variations in our operating results or those of companies related to us;

•	changes in government regulations or patent laws;

•	developments in patent or other proprietary rights;

•	developments in government spending for life sciences related research; and

•	general market conditions relating to the diagnostics, applied testing, pharmaceutical and biotechnology industries.

The stock market has from time to time experienced extreme price and trading volume fluctuations that have particularly affected the market for technology-based companies and that have not necessarily been related to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common shares.

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Holders of our common shares will not receive dividend income.

We have not paid cash dividends since our inception and do not anticipate paying any cash dividends on our common shares for the foreseeable future. Although we do not anticipate paying any cash dividends, any cash dividends paid in a currency other than the U.S. dollar will be subject to the risk of foreign currency transaction losses. Investors should not invest in our common shares if they are seeking dividend income; the only return that may be realized through investing in our common shares is through the appreciation in value of such shares.

Shareholders who are United States residents could be subject to unfavorable tax treatment.

We may be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if certain tests are met. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of common shares and would likely cause a reduction in the value of such shares. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to our U.S. shareholders. We would be considered a PFIC with respect to a U.S. shareholder if for any taxable year in which the U.S. shareholder held the common shares, either (i) 75% or more of our gross income for the taxable year is passive income; or (ii) the average value of our assets (during the taxable year) which produce or are held for the production of passive income is at least 50% of the average value of all assets for such year. Based on our current income, assets and activities, we do not believe that we are currently a PFIC. No assurances can be made, however, that the IRS will not challenge this position or that we will not subsequently become a PFIC.

Future sales of our common shares could adversely affect our stock price.

Future sales of substantial amounts of our common shares in the public market, or the perception that such sales may occur, could adversely affect the market price of the common shares. As of December 31, 2006, we had outstanding 150,167,540 common shares plus 11.7 million additional shares subject to outstanding stock options, of which 11.5 million were then exercisable. A total of approximately 17.7 million common shares are reserved and available for issuances under our stock plan, including those shares subject to outstanding stock options. The resale of common shares issued in connection with the exercise of certain stock options are subject to some restrictions. All of our outstanding common shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26.9 million common shares, subject to adjustments in certain cases.

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Provisions of our Articles of Association and Dutch law and an option we have granted may make it difficult to replace or remove management and may inhibit or delay a takeover.

Our Articles of Association, or Articles, provide that our shareholders may only suspend or dismiss our managing and supervisory directors against their wishes with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares unless the proposal was made by the joint meeting of the Supervisory Board and the Managing Board in which case a simple majority is sufficient. They also provide that if the members of our Supervisory Board and our Managing Board have been nominated by the joint meeting of the Supervisory Board and Managing Board, shareholders may only overrule this nomination with a vote of two-thirds of the votes cast representing more than 50% of the outstanding shares. Certain other provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to these provisions and pursuant to the resolution adopted by our general meeting on June 16, 2004, our Supervisory Board is authorized to issue preference shares or grant rights to subscribe for preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in our share capital has been designated as a hostile person by our Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and /or Supervisory Board and agree on a higher bid price for our shares.

In 2004 we also granted an option to a Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders. See “Description of Share Capital—Preference Shares.”

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United States civil liabilities may not be enforceable against us.

We are incorporated under the laws of The Netherlands and substantial portions of our assets are located outside of the United States. In addition, certain members of our Managing and Supervisory Boards, our officers and certain experts named herein reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such other persons, or to enforce outside the U.S. judgments obtained against such persons in U.S. courts, in any action, including actions predicated upon the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, rights predicated upon the U.S. securities laws. There is no treaty between the United States and The Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be directly enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Dutch court the final judgment which has been rendered in the United States. If the Dutch court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Dutch principles of public policy. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us, members of our Managing or Supervisory Boards, officers or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the federal securities laws. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Managing or Supervisory Boards, our officers or certain experts named herein in an original action predicated solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands against us or such members, officers or experts, respectively.

Controls and Procedures

Our Managing Directors, with the assistance of other members of management, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as that term is defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, within 90 days of the date of this report. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis.

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There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, no matter how well designed, such as the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance of achieving their control objectives. In addition, any determination of effectiveness of controls is not a projection of any effectiveness of those controls to future periods, as those controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The risk management and control systems are adequate for the size and nature of QIAGEN’s business and effectively contribute to identify risk exposures. Regarding the operation of the internal risk management and control system reference is made to ‘Risk Management’ in the Corporate Governance Report.

Reporting in accordance with Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004, on takeover bids

Structure of our capital, including securities which are not admitted to trading on a regulated market in a Member State of the European Union

The authorized classes of our shares consist of Common Shares, Financing Preference Shares and Preference Shares. No Financing Preference Shares or Preference Shares have been issued.

As of December 31, 2006, we had outstanding 150.167.540 common shares plus 11,7 million additional common shares subject to outstanding stock options, of which 11,5 million were then exercisable. A total of approximately 17,7 million common shares are reserved and available for issuances under our stock plan, including those shares subject to outstanding stock options. The resale of common shares issued in connection with the exercise of certain stock options are subject to some restrictions. All of our outstanding common shares are freely saleable except shares held by our affiliates, which are subject to certain limitations on resale. Additionally, holders of notes issued by QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. are entitled to convert their notes into approximately 26,9 million common shares, subject to adjustments in certain cases.

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Restrictions on the transfer of securities

Common Shares are issued in registered form only. Common Shares are available either without issue of a share certificate, or Type I shares, or with issue of a share certificate, or Type II shares, in either case in the form of an entry in the shareholders register of the Company. At the discretion of the Supervisory Board, Type I shares shall be made available and the holders of such Type I shares will be registered in the shareholders register of QIAGEN, which is administered by TMF Management B.V. in Amsterdam, The Netherlands. The Type II shares are registered with American Stock Transfer & Trust Company, or New York Transfer Agent, our transfer agent and registrar in New York.

The transfer of registered shares requires that we issue a written instrument of transfer and the written acknowledgment of such transfer (or, in the case of Type II shares, the New York Transfer Agent (in our name)), and surrender of the share certificates, if any, to us or (in our name) to the New York Transfer Agent. Upon surrender of a share certificate for the purpose of transfer of the relevant shares, we (or the New York Transfer Agent in our name) acknowledge the transfer by endorsement on the share certificate or by issuance of a new share certificate to the transferee, at the discretion of the Managing Board.

Significant direct and indirect shareholdings

The following table sets forth certain information as of December 31, 2006, concerning the ownership of Common Shares of each holder of greater than five percent ownership. None of these holders have any different voting rights than other holders of our Common Shares.

Name and Country of Residence	Shares Beneficially Owned Number	Percent Ownership (1)
FMR Corp. United States	18.425.233(2)	12,27%

(1)	The percentage ownership was calculated based on 150.167.540 Common Shares issued and outstanding as of December 31, 2006.
(2)	Of the 18.425.233 shares attributed to FMR Corp., it has sole voting power over 9.863.533 shares and sole dispositive power of all 18.425.233 shares. Such voting and dispositive power is also attributable to Edward C. Johnson III by virtue of his position, Chairman, and ownership interests in FMR Corp, and to members of Mr. Johnson’s family by virtue of their ownership interests in FMR Corp. This information is based solely on the Schedule 13G filed jointly by FMR Corp., Edward C. Johnson III, and Fidelity Management and Research Company with the Securities and Exchange Commission on February 15, 2007, which reported ownership as of December 31, 2006. At December 31, 2005, FMR Corp. beneficially owned 19.391.037 shares representing 13,06% of the total Common Shares issued and outstanding at that time.

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Holders of any securities with special control rights

Not applicable.

System of control of any employee share scheme where the control rights are not exercised directly by the employees

Not applicable.

Restrictions on voting rights

At the General Meeting, each share shall confer the right to cast one vote, unless otherwise provided by law or the Articles. No votes may be cast in respect of shares that we or our subsidiaries hold, or by usufructuaries and pledges of shares. All shareholders and other persons entitled to vote at General Meetings are entitled to attend General Meetings, to address the meeting and to vote. They must notify the Managing Board in writing of their intention to be present or represented not later than on the third day prior to the day of the meeting, unless the Managing Board permits notification within a shorter period of time prior to any such meeting. Subject to certain exceptions, resolutions may be passed by a simple majority of the votes cast.

Agreements between shareholders which are known to the Company and may result in restrictions on the transfer of securities and/or voting rights

Not applicable.

Rules governing the appointment and replacement of board members and the amendment of the articles of association

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

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Managing Directors shall be appointed by the general meeting upon the joint meeting of the Supervisory board and the Managing Board, or Joint Meeting, having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. This is different from the provisions of many American corporate statutes, including the Delaware General Corporation Law, which give the directors of a corporation greater authority in choosing the executive officers of a corporation. Under our Articles, the general meeting may suspend or dismiss a managing director at any time. The Supervisory Board shall also at all times be entitled to suspend (but not to dismiss) a Managing Director. The Articles provide that the Supervisory Board may adopt management rules governing the internal organization of the Managing Board.

The Supervisory Directors shall be appointed by the General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-third majority of the votes, if such majority represents more than one half of the issued share capital If during a financial year a vacancy occurs in the Supervisory Board, the Supervisory Board may appoint a Supervisory Director who will cease to hold office at the next Annual General Meeting up to a maximum of one-third of the Supervisory Directors as determined by the Joint Meeting. Under our Articles, the General Meeting may suspend or dismiss a Supervisory Director at any time. The Articles provide that the Supervisory Board may adopt rules governing their internal organization.

The Selection and Appointment Committee prepares the selection criteria and appointment procedures for members of the Company’s Supervisory Board and the Managing Board; periodically evaluates the scope and composition of the Managing Board and Supervisory Board and proposes the profile of the Supervisory Board in relation thereto. Additionally, the Committee periodically evaluates the functioning of individual members of the Managing Board and Supervisory Board and reports the results thereof to the Supervisory Board and proposes the (re-)appointments of members of the Company’s Managing Board and Supervisory Board. The Committee prepares and submits to the Supervisory Board on an annual basis a report of its deliberations and findings.

A resolution of the General Meeting to amend the Articles, dissolve QIAGEN, issue shares or grant rights to subscribe for shares or limit or exclude any pre-emptive rights to which shareholders shall be entitled is valid only if proposed to the General Meeting by the Supervisory Board.

A resolution of the General Meeting to amend the Articles is further only valid if the complete proposal has been made available for inspection by the shareholders and the other persons entitled to attend General Meetings at our offices as from the day of notice convening such meeting until the end of the meeting. A resolution to amend the Articles to change the rights attached to the shares of a specific class requires the approval of the relevant class meeting.

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Powers of board members, and in particular the power to issue or buy back shares

The Managing Board manages QIAGEN and is responsible for achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations, for managing the risks associated with the activities of QIAGEN and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and the Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the General Meeting of Shareholders. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders.

The members of our Supervisory Board have the powers assigned to them by Dutch law and the Articles. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. In particular, the Supervisory Board has the authority to issue ordinary shares up to its presently authorized capital of 260 million common shares and to exclude or limit the preemptive rights of existing shareholders with respect to such issuances by authorization by the General Meeting of Shareholders. Such authority has been granted by the General Meeting to the Supervisory Board during their meeting on June 16, 2004.

We may acquire our own shares, subject to certain provisions of Dutch law and the Articles, if (i) shareholders’ equity less the payment required to make the acquisition does not fall below the sum of paid-up and called up capital and any reserves required by Dutch law or the Articles and (ii) we and our subsidiaries would not thereafter hold shares with an aggregate par value exceeding one-tenth of our issued share capital. Shares that we hold in our own capital or shares held by one of our subsidiaries may not be voted. The Managing Board, subject to the approval of the Supervisory Board, may effect our acquisition of shares in our own capital. Our acquisitions of shares in our own capital may only take place if the General Meeting has granted to the Managing Board the authority to effect such acquisitions. Such authority may apply for a maximum period of 18 months and must specify the number of shares that may be acquired, the manner in which shares may be acquired and the price limits within which shares may be acquired. On June 22, 2006 the General Meeting resolved to extend the authorization of the Managing Board in such manner that the Managing Board may cause us to acquire shares in our own share capital for an 18-month period from the date until December 22, 2007, without limitation against a price between one Euro cent (Euro 0,01) and one hundred ten percent (110%) of the price for such shares on a stock market, or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0,01) and three times the issuance price and in accordance with applicable provisions of Dutch law and our Articles.

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Significant agreements to which the Company is a party and which take effect, alter or terminate upon a change of control of the Company following a takeover bid

Certain provisions of our Articles allow us, under certain circumstances, to prevent a third party from obtaining a majority of the voting control of our shares by issuing preference shares. Pursuant to these provisions and pursuant to the resolution adopted by our general meeting on June 16, 2004, our Supervisory Board is authorized to issue preference shares or grant rights to subscribe for preference shares if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire, more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in our share capital has been designated as a hostile person by our Supervisory Board. If the Supervisory Board opposes an intended take-over and authorizes the issuance of preference shares, the bidder may withdraw its bid or enter into negotiations with the Managing Board and /or Supervisory Board and agree on a higher bid price for our shares.

In 2004 we also granted an option to a Foundation (Stichting), subject to the conditions described in the paragraph above, which allows the Foundation to acquire preference shares from us. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in our interest and the interests of our stakeholders. The purpose of the Foundation option is to prevent or delay a change of control that would not be in the best interests of us and our stakeholders.

During 2005, the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan) which was approved by our shareholders on June 14, 2005. Pursuant to the Plan, stock rights, which include options to purchase our Common Shares, stock grants and stock based awards, may be granted to employees and consultants of QIAGEN and its subsidiaries and to Supervisory Directors. An aggregate of 17,7 million Common Shares have been reserved for issuance pursuant to the Plan, subject to certain antidilution adjustments. Options granted pursuant to the Plan may either be incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended (the Code), or non-qualified stock options. The Plan is administered by the Compensation Committee of the Supervisory Board, which selects participants from among eligible employees, consultants and directors and determines the number of shares subject to the option, the length of time the option will remain outstanding, the manner and time of the option’s exercise, the exercise price per share subject to the option and other terms and conditions of the option consistent with the Plan. The Compensation Committee’s decisions are subject to the approval of the Supervisory Board. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control. A “Change of Control” means the occurrence of a merger or consolidation of QIAGEN, whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of QIAGEN outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) at least 50% of the total voting power represented by the voting securities of QIAGEN or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation, or the stockholders of QIAGEN approve an agreement for the sale or disposition by QIAGEN of all or substantially all of QIAGEN’s assets.

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Certain of our executive employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At December 31, 2006, the Company’s commitment under these agreements totaled US$17,0 million.

Agreements between the Company and its board members or employees providing for compensation if they resign or are made redundant without valid reason or if their employment ceases because of a takeover bid

The members of the Managing Board are appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. Further, the members of the Managing Board have entered into employment agreements with QIAGEN N.V. and other QIAGEN affiliates. The term of these agreements varies for each Managing Board member due to individual arrangements and goes beyond the one year term of appointment by the General Meeting of Shareholders. These agreements cannot be terminated without cause and, absent such cause, have to be fulfilled during their stated term. There are no arrangements for any extra compensation in case of resignation or redundancy.

The members of the Supervisory Board are also appointed annually by the General Meeting of Shareholders based on the nomination of the Joint Meeting. There are no additional employments in place and there are no arrangements for any extra compensation in case of resignation or redundancy. The General Meeting determines the remuneration of the members of the Supervisory Board.

Certain of our executive employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control regardless of any termination, as defined in those agreements. At December 31, 2006, the Company’s commitment under these agreements totaled US$17,0 million.

We have built a great platform with which we can proudly step forward into 2007. It is up to us to take on our many opportunities.

Venlo, The Netherlands, May 2007

/s/ Peer M. Schatz
Peer M. Schatz Chief Executive Officer

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Corporate Governance Report

The Dutch Corporate Governance Code

In the Netherlands, the Dutch Corporate Governance Code (the “Code”) became effective on January 1, 2004. The Code is applicable to QIAGEN N.V. (in the following also referred to as the “Company”), as it is a publicly listed company under the laws of the Netherlands with a registered seat in Venlo, The Netherlands. The Code contains a set of principles and a number of best practice provisions, creating a set of standards governing the conduct of the members of the Managing Board and the Supervisory Board and shareholders.

QIAGEN recognizes the importance of clear and straightforward rules on corporate governance and, where appropriate, has adapted its internal organization to these new rules.

Corporate Structure

QIAGEN is a ‘Naamloze Vennootschap’ (“N.V.”), a Dutch limited liability company similar to a ‘Corporation’ (Inc.) in the United States. QIAGEN has a two-tier board structure. QIAGEN is managed by a Managing Board under the supervision of a Supervisory Board. It is in the interest of QIAGEN and all its stakeholders that each Board performs its functions appropriately and that there is a clear division of responsibilities between the Managing Board, the Supervisory Board, the Annual General Meeting and the external auditor in a well-functioning system of checks and balances.

Managing Board

The Managing Board manages QIAGEN and is responsible for achieving QIAGEN’s aims, strategy, policies and results. The Managing Board is also responsible for complying with all relevant legislation and regulations as well as for managing the risks associated with the business activities and the financing of QIAGEN. It reports related developments to and discusses the internal risk management and control systems with the Supervisory Board and its Audit Committee. The Managing Board is accountable for the performance of its duties to the Supervisory Board and the Annual General Meeting. The Managing Board provides the Supervisory Board with timely information necessary for the exercise of the duties of the Supervisory Board. In discharging its duties, the Managing Board takes into account the interests of QIAGEN, its enterprises and all parties involved in QIAGEN, including shareholders and other stakeholders.

QIAGEN has also established an Executive Committee, of which four members currently serve as Managing Directors of QIAGEN.

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Resolutions to enter into transactions under which members of the Managing Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Managing Board require the approval of the Supervisory Board. QIAGEN has not entered into any such transactions in 2006.

The Managing Board consists of one or more members as determined by the Supervisory Board. The members of the Managing Board are appointed by the Annual General Meeting upon the joint meeting of the Supervisory Board and the Managing Board (the “Joint Meeting”) having made a binding nomination for each vacancy. However, the Annual General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital. Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

Members of the Managing Board may be suspended and dismissed by the Annual General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient. Furthermore, members of the Managing Board may be suspended (but not dismissed) by the Supervisory Board.

The remuneration of the members of the Managing Board will, with due observance of the Remuneration Policy, be determined by the Supervisory Board, on a proposal by its Compensation Committee. The current Remuneration Policy was adopted by the Annual General Meeting on June 14, 2005. Details on this Policy, which has been drafted taking into account the principles and best practice provisions of the Code, are published on the Company’s website at www.qiagen.com.

Supervisory Board

The Supervisory Board supervises the policies of the Managing Board, the general course of QIAGEN’s affairs and the business enterprises which it operates. The Supervisory Board assists the Managing Board by providing advice relating to the business activities of QIAGEN. In discharging its duties, the Supervisory Board takes into account the interests of QIAGEN, its enterprise and all parties involved in QIAGEN, including shareholders and other stakeholders. The Supervisory Board is responsible for the quality of its own performance. In this respect, the Supervisory Board conducts a self-evaluation on an annual basis.

Resolutions to enter into transactions under which members of the Supervisory Board could have a conflict of interest with QIAGEN that are of material significance to QIAGEN and/or the relevant member of the Supervisory Board require the approval of the Supervisory Board plenum. In 2006, neither QIAGEN nor its Supervisory Board members have entered into any such transactions.

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The Supervisory Board consists of at least three members or such higher number as to be determined by the Joint Meeting. The members of the Supervisory Board are appointed by the Annual General Meeting upon the Joint Meeting having made a binding nomination for each vacancy. However, the Annual General Meeting may at all times overrule the binding nature of such a nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half the issued share capital.

The Supervisory Board shall be composed in a way that enables it to carry out its duties properly and that its members are enabled to act critically and independently of one another and of the Managing Board and any particular interests. To that effect, the Supervisory Board has adopted a profile of its size and composition which takes into account the nature of our business, our activities and the desired expertise and background of the members of the Supervisory Board. The current profile of the Supervisory Board can be found on our website. The Supervisory Board has appointed a chairman from its members who has the duties assigned to him by the Articles of Association and the Code.

Members of the Supervisory Board are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. Members of the Supervisory Board may be suspended and dismissed by the Annual General Meeting by a resolution adopted by a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital, unless the proposal was made by the Joint Meeting in which case a simple majority of votes cast is sufficient.

The Supervisory Board has appointed an Audit Committee, a Compensation Committee and a Selection and Appointment Committee from among its members and can appoint other committees as deemed beneficial. The Supervisory Board has approved charters pursuant to which each of the committees operate. The charters are published on QIAGEN’s website.

Among other things, the Audit Committee’s primary duties and responsibilities are to serve as an independent and objective party to monitor QIAGEN’s accounting and financial reporting process and internal control system, be directly responsible for the proposal of the external auditor to the Supervisory Board which proposes the appointment of the external auditor to the Annual General Meeting. Further, the Audit Committee is responsible for the compensation and oversight of QIAGEN’s external auditor and to provide an open avenue of communication among the external auditor as well as the Management Board and the Supervisory Board. QIAGEN’s internal audit department operates under the direct responsibility of the Audit Committee. The Audit Committee consists of three members: Dr. Hornef (Chairman), Dr. Wirtz, and Mr. Hornnaess. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Supervisory Board has designated Dr. Hornef as a “financial expert” as that term is defined in the provision III.3.2 and III 5.7 of the Code. The Audit Committee met seven times in fiscal year 2006, whereof one meeting took place together with the external auditor and without the members of the Managing Board. Further, the Audit Committee had several telephone conferences with and without the external auditor. Among other things, the Audit Committee discussed the selection of the external auditor to audit the consolidated financial statements and accounting and records of QIAGEN and its subsidiaries, along with the pre-approval of the fees for such services. Further, it reviewed QIAGEN’s compliance with policies such as the Code of

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Conduct; discussed the performance of the external auditor with management; discussed on a quarterly basis the scope and results of the reviews and audits with the external auditor; and discussed QIAGEN’s financial accounting and reporting principles and policies and the adequacy of QIAGEN’s internal accounting, financial and operating controls and procedures with the external auditor and management. The Audit Committee considered and approved any recommendations regarding changes to QIAGEN’s accounting policies and processes, reviewed with management and the external auditor QIAGEN’s quarterly reports prior to their release to the press; and reviewed the quarterly and annual reports to be filed with or furnished to the Securities and Exchange Commission in the United States and the Deutsche Börse in Germany. The Audit Committee performs a self-evaluation of its activities on an annual basis.

The Compensation Committee’s primary duties and responsibilities include, among other things, the preparation of a proposal for the Supervisory Board concerning the Remuneration Policy for the Managing Board to be adopted by the Annual General Meeting, the preparation of a proposal concerning the individual compensation of members of the Managing Board to be adopted by the Supervisory Board and the preparation of the Remuneration Report on the compensation policies for the Managing Board to be adopted by the Supervisory Board. The Remuneration Report comprises a report on the way in which the Remuneration Policy was implemented in the most recent financial year and comprises an outline of the Remuneration Policy going forward.

The Compensation Committee consists of three members: Dr. Wirtz (Chairman), Professor Karobath, and Mr. Hornnaess. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee met fourteen times in fiscal year 2006. It reviewed, approved and made recommendations on QIAGEN’s compensation and benefits policies, practices and procedures to ensure that legal and fiduciary responsibilities of the Supervisory Board and the Managing Board are carried out. Further, the Compensation Committee approved stock rights or stock option grants on a monthly basis.

Inter alia, the Selection and Appointment Committee is primarily responsible for the preparation of selection criteria and appointment procedures for members of QIAGEN’s Supervisory Board and Managing Board as well as the periodic evaluation of the scope and composition of the Managing Board and the Supervisory Board and the functioning of their individual members. The Selection and Appointment Committee is chaired by Professor Riesner with Mr. Hornef acting as vice chairman. The other members are individually involved on a case-by-case basis. The Selection and Appointment Committee met four times in fiscal year 2006. Qualifications and profiles of candidates for potential members of the Supervisory Board positions were discussed and proposed to the Supervisory Board and candidates for key functions within QIAGEN were evaluated.

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Shareholders

Our shareholders exercise their voting rights through the Annual General Meeting. Resolutions are adopted by the Annual General Meeting by an absolute majority of votes cast, unless a different majority of votes or quorum is required by Dutch law or our Articles of Association. At the Annual General Meeting, each share confers the right to cast one vote, unless the law or the Articles of Association provide otherwise.

Furthermore, the Managing Board, or where appropriate, the Supervisory Board, shall provide all shareholders and other parties in the financial markets with equal and simultaneous information about matters that may influence QIAGEN’s share price.

The notice convening an Annual General Meeting accompanied by the agenda for that meeting shall be sent no later than on the fifteenth day prior to the meeting. QIAGEN informs the Annual General Meeting by means of explanatory notes to the agenda of all facts and circumstances relevant to the proposed resolutions.

The Audit of Financial Reporting

The external auditor is appointed at the Annual General Meeting, based on a nomination drawn up by the Supervisory Board. The external auditor is invited to attend the meeting of the Supervisory Board at which the financial statements shall be approved and is furthermore invited to attend the Annual General Meeting at which the financial statements are adopted and may be questioned by the Annual General Meeting on its statement on the fairness of our annual accounts.

Risk Management

The Company has identified various risk factors for its business which are set forth in detail in the 2006 Annual Report. There may be current risks that the Company has not yet fully assessed or which are currently qualified as minor but which could have a material impact on the performance of the Company at a later stage. The Managing Board has developed and implemented strategies, controls and mitigation measures to identify current and developing risks as part of the Company’s risk management system. The Company has a variety of functional experts to evaluate and attempt to mitigate and manage its business risks. These groups and their respective main areas of focus are as follows:

Functional Group	Risk Management Focus
Corporate Strategy	Monitoring of competitive threats to the business

Intellectual Property and Licensing	Monitoring of intellectual property infringements and recommendations to enhance the Company’s IP protection through new patents

Operations, Engineering and QA/QC	Monitoring of production risks (i.e. - contamination prevention, high-quality product assurance and existence of appropriate redundancy of operations)

Health, Safety and Environment	Monitor safety in operations and environmental hazard risks

Sales and Business Development	Monitor demand risks

Legal	Monitor legal exposures

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The senior level individuals that manage the aforementioned functional groups report either to the Chief Executive Officer or to another Executive Committee member, who, in connection with the Chief Financial Officer, make strategic determinations as to the proper risk management procedures to be employed by the Company based on their assessment of the level of these risks.

As a publicly listed Company in the United States, QIAGEN is subject to Section 404 of the Sarbanes Oxley Act. The Company has enacted internal controls and procedures over its financial reporting in 2006. In its report on its audit of the Company’s internal controls over financial reporting the external auditor Ernst & Young expressed the opinion that QIAGEN has maintained effective internal control over financial reporting as of December 31, 2006, under the applied criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission.

At least once a year, the Supervisory Board will discuss the corporate strategy and the risks of the business as well as the result of the assessment by the Managing Board and the Audit Committee of the structure and operation of the internal risk management and control systems and any significant changes thereto.

Whistleblower Policy and Code of Conduct

QIAGEN adopted a Whistleblower Policy concerning the reporting of alleged irregularities within QIAGEN of a general, operational or financial nature. Furthermore, a Code of Conduct, including business principles for our employees and rules of conduct, was adopted. The Code of Conduct can be found on our website.

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Anti-Takeover Measures

In 2004, the Company granted an option to a Foundation (Stichting) which allows the Foundation to acquire preference shares from the Company if (i) a person has (directly or indirectly) acquired or has expressed a desire to acquire more than 20% of our issued share capital, or (ii) a person holding at least a 10% interest in the share capital has been designated as a hostile person by our Supervisory Board. The option enables the Foundation to acquire such number of preference shares as equals the number of our outstanding common shares at the time of the relevant exercise of the right less one share. When exercising the option and exercising its voting rights on such shares, the Foundation must act in the interest of the Company and the interests of the Company’s stakeholders.

Comply or Explain

The Company’s corporate governance structure and compliance with the Code is the joint responsibility of the Managing Board and the Supervisory Board. They are accountable for this to the Annual General Meeting.

Nonapplication of a specific best practice provision is not in itself considered objectionable by the Code and may well be justified because of particular circumstances relevant to a company. Pursuant to the Decree of December 23, 2004, on the adoption of further regulations regarding the contents of the Annual Report, however, we disclose in our Annual Report the application of the principles and best practice provisions of the Code. To the extent we do not apply certain principles and best practice provisions or do not intend to apply these in the current or the subsequent financial year, we state the reasons therefore.

In this chapter, we will therefore indicate which specific provisions of the Code we do not apply and why. QIAGEN is positively disposed towards the Code and applies nearly all best practice provisions. However, a few best practice provisions we prefer not to apply, due to the international character of our Company and to the fact – acknowledged by the Commission that drafted the Code –that existing contractual agreements between QIAGEN and individual members of the Managing Board cannot be set aside at will.

1.	Best practise provision II.1.1 recommends that a management board member is appointed for a maximum period of four years. A member may be reappointed for a term of not more than four years at a time.

The members of the Managing Board are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following year. The employment agreements of Peer M. Schatz and Roland Sackers with the Company have an indefinite term, but can be terminated with three months notice by the Managing Director and with six months notice by the Company. These agreements were entered into before the Code became applicable and their term was not re-negotiated as this was not considered to be in the interest of the

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Company. All members of the Managing Board have additional employment agreements with other QIAGEN affiliates which have a term deviating from the term set forth in the employment agreements with the Company.

2.	Best practice provision II.2.1 recommends that options to acquire shares are a conditional remuneration component and become unconditional only when the management board members have fulfilled predetermined performance criteria after a period of at least three years from the grant date. Further, best practice provision II.2.2 provides that if a company grants unconditional options to management board members, it shall apply performance criteria.

From time to time, the members of our Managing Board are granted options to acquire QIAGEN common shares with an exercise price that is higher than the market price as of the grant date (as determined by reference to an organized trading market or association). Since the holder cannot realize any value from these options unless the value of QIAGEN’s common shares is increased above the exercise price, increasing shareholder value in that quantifiable manner is the “performance criteria” that must be fulfilled for these options.

3.	Best practice provision II.2.6 recommends that the supervisory board shall draw up regulations concerning ownership of and transactions in securities in Dutch listed companies by management board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A Management board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A management board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

Since QIAGEN is a company which is not listed in The Netherlands we do not see a conflict with potential trades by Managing Board members in securities in Dutch listed companies. Further, QIAGEN is subject to several rules in Germany and the United States regarding the ownership and transactions by Managing Board members in QIAGEN shares the compliance of which we consider sufficient.

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4.	Best practice provision III.7.1 recommends that a supervisory board member should not be granted any shares and/or rights to shares by way of remuneration.

QIAGEN has granted stock options to the members of its Supervisory Board as a remuneration component since its establishment. This practise is in compliance with international business practise in our industry and we consider the grant of stock options or stock rights as an important incentive to attract individuals with the required skills and expertise to serve on our Supervisory Board.

5.	Best practice provision III.7.3 recommends that the supervisory board shall adopt a set of regulations containing rules governing ownership of and transactions in securities by supervisory board members, other than securities issued by their ‘own’ company. The regulations shall be posted on the company’s website. A supervisory board member shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in Dutch listed companies to the compliance officer or, if the company has not appointed a compliance officer, to the chairman of the supervisory board. A supervisory board member who invests exclusively in listed investment funds or who has transferred the discretionary management of his securities portfolio to an independent third party by means of a written mandate agreement is exempted from compliance with this last provision.

See our statement to best practice provision II.2.6 above.

6.	Pursuant to best practice provision IV.1.1, a general meeting of Shareholders is empowered to cancel binding nominations of candidates for the management board and supervisory board, and to dismiss members of either board by a simple majority of votes of those in attendance, although the company may require a quorum of at least one third of the voting rights outstanding for such vote to have force. If such quorum is not represented, but a majority of those in attendance votes in favour of the proposal, a second meeting may be convened and its vote will be binding, even without a one-third quorum.

Our Articles of Association currently state that the General Meeting of Shareholders may at all times overrule a binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, if such majority represents more than half of the issued share capital. Although a deviation from provision IV.1.1 of the Code, the Supervisory Board and the Managing Board hold the view that these provisions will enhance the continuity of QIAGEN’s management and policies.

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7.	Best practice provision IV.I. 7 recommends that the company shall determine a registration date for the exercise of the voting rights relating to meetings.

QIAGEN does not make use of a registration date. All of QIAGEN’s shares are registered shares and all shareholders are welcome to a shareholders meeting, provided that a shareholder needs to inform the Company of his intention to do so per the date mentioned in the notice of the meeting. As shareholders are not obliged to block their shares to participate in a meeting, this has the same effect as a registration date, be it that a shareholder can only vote a number of shares held by him at the date of the meeting. QIAGEN does make use of a notional record date, only to enable QIAGEN to distribute documentation regarding the meeting to shareholders.

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FINANCIAL STATEMENTS

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2006 US$	December 31, 2005 US$
Assets
Current Assets:
Cash and cash equivalents	(12)	430.871.000	191.978.000
Current available-for-sale assets	(13)	52.782.000	15.000.000
Notes receivable		4.247.000	4.283.000
Trade accounts receivable	(14)	80.429.000	63.538.000
Inventories	(15)	64.085.000	53.653.000
Income taxes receivable		2.901.000	4.161.000
Prepaid expenses and other current assets	(16)	24.906.000	23.812.000

Total current assets		660.221.000	356.425.000

Non-Current Assets:
Property, plant and equipment	(17)	214.410.000	188.796.000
Goodwill	(18)	149.816.000	82.734.000
Intangible assets	(19)	153.971.000	97.288.000
Non-current available-for-sale assets	(13)	6.801.000	10.504.000
Deferred income taxes	(11)	37.223.000	26.271.000
Investments in equity-accounted investees	(20)	3.169.000	1.457.000
Other non-current assets	(21)	8.761.000	10.405.000

Total non-current assets		574.151.000	417.455.000

Total assets		1.234.372.000	773.880.000

Liabilities and Shareholders’ Equity
Current Liabilities:
Current financial debts	(22)	8.642.000	6.746.000
Current finance lease obligations	(28)	823.000	995.000
Trade accounts payable		23.249.000	15.934.000
Provisions	(23)	5.017.000	1.971.000
Income taxes payable		14.142.000	15.173.000
Accrued expenses and other current liabilities	(24)	55.169.000	43.866.000

Total current liabilities		107.042.000	84.685.000

Non-Current Liabilities:
Non-current financial debts	(22)	403.547.000	159.821.000
Non-current finance lease obligations	(28)	12.009.000	11.101.000
Deferred income taxes	(11)	62.129.000	31.909.000
Other non-current liabilities		5.725.000	3.108.000

Total non-current liabilities		483.410.000	205.939.000

Shareholders’ Equity Attributable to Equity Holders of the Parent:	(25)
Common shares, EUR 0,01 par value:
Authorized–260.000.000 shares Issued and outstanding–1 50. 167.540 shares in 2006 and 148.455.864 shares in 2005		1.535.000	1.513.000
Share premium		327.226.000	265.143.000
Retained earnings	(26)	273.312.000	199.999.000
Other reserves		1.114.000	1.096.000
Cumulative foreign currency translation adjustments		40.733.000	15.505.000

Total shareholders’ equity attributable to equity holders of the parent		643.920.000	483.256.000

Total liabilities and shareholders’ equity		1.234.372.000	773.880.000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	Notes	Year ended December 31, 2006 US$	Year ended December 31, 2005 US$
Revenues	(5)	465.778.000	398.395.000
Cost of sales		(139.122.000)	(123.503.000)
Cost of sales-restructuring related		(2.046.000)	(439.000)

Gross profit		324.610.000	274.453.000

Operating Expenses:
Research and development		(38.441.000)	(36.228.000)
Sales and marketing		(118.028.000)	(101.845.000)
General and administrative		(48.597.000)	(50.364.000)
Acquisition, integration and related costs	(4)	(6.061.000)	(3.213.000)
Relocation and restructuring costs	(7)	(4.943.000)	0

Total operating expenses		(216.070.000)	(191.650.000)

Income from operations		108.540.000	82.803.000

Other Income (Expense):
Financial income	(8)	16.424.000	7.557.000
Financial expense	(8)	(21.227.000)	(9.641.000)
Foreign currency losses, net	(8)	(660.000)	(157.000)
Gain (loss) from investments in equity-accounted investees	(20)	981.000	(1.076.000)
Other income		602.000	857.000
Other expense		(966.000)	(181.000)

Total other income (expense)		(4.846.000)	(2.641.000)

Income before income taxes		103.694.000	80.162.000
Income taxes	(11)	(30.381.000)	(32.040.000)

Profit for the year		73.313.000	48.122.000

Profit attributable to
Equity holders of the parent		73.313.000	48.122.000

Weighted average number of common shares
- basic	(3)	149.504.000	147.837.000
- diluted	(3)	152.139.000	150.106.000
Earnings per common share
- basic	(3)	0,49	0,33
- diluted	(3)	0,48	0,32

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Common Shares		Share	Retained	Other	Cumulative Foreign Currency Translation
		Shares	Amount US$	Premium US$	Earnings US$	Reserves US$	Adjustments US$	Total US$
BALANCE—December 31, 2004		147.020.207	1.495.000	234.144.000	151.877.000	(838.000)	41.161.000	427.839.000

Unrealized loss, net on forward contracts	(31)	0	0	0	0	(1.373.000)	0	(1.373.000)
Unrealized gain, net on marketable securities	(13)	0	0	0	0	2.800.000	0	2.800.000
Realized loss, net on marketable securities	(13)	0	0	0	0	507.000	0	507.000
Translation adjustment		0	0	0	0	0	(25.656.000)	(25.656.000)

Total income and expense for the year directly recognized in equity		0	0	0	0	1.934.000	(25.656.000)	(23.722.000)

Profit for the year		0	0	0	48.122.000	0	0	48.122.000

Total income and expense for the year		0	0	0	48.122.000	1.934.000	(25.656.000)	24.400.000

Stock options	(27)	1.435.657	18.000	30.999.000	0	0	0	31.017.000

BALANCE—December 31, 2005		148.455.864	1.513.000	265.143.000	199.999.000	1.096.000	15.505.000	483.256.000

Unrealized loss, net on forward contracts	(31)	0	0	0	0	(539.000)	0	(539.000)
Realized loss, net on forward contracts	(31)	0	0	0	0	2.122.000	0	2.122.000
Unrealized loss, net on marketable securities	(13)	0	0	0	0	(1.565.000)	0	(1.565.000)
Translation adjustment		0	0	0	0	0	25.228.000	25.228.000

Total income and expense for the year directly recognized in equity		0	0	0	0	18.000	25.228.000	25.246.000

Profit for the year		0	0	0	73.313.000	0	0	73.313.000

Total income and expense for the year		0	0	0	73.313.000	18.000	25.228.000	98.559.000

Issue of convertible debt	(22)	0	0	41.540.000	0	0	0	41.540.000
Stock issued for Genaco Biomedical Products, Inc. acquisition	(4)	125.000	2.000	1.846.000	0	0	0	1.848.000
Stock options	(27)	1.586.676	20.000	18.697.000	0	0	0	18.717.000

BALANCE—December 31, 2006		150.167.540	1.535.000	327.226.000	273.312.000	1.114.000	40.733.000	643.920.000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	Year ended December 31, 2006 US$	Year ended December 31, 2005 US$
Cash Flows From Operating Activities:
Net income		73.313.000	48.122.000
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	(17/19)	31.958.000	26.491.000
Acquisition and restructure costs		4.745.000	2.114.000
Capitalization of development expenses and purchased in-process research and development		(10.383.000)	(7.762.000)
Provision for losses on accounts receivable		378.000	54.000
Deferred income taxes		11.457.000	(1.107.000)
Stock option expenses	(27)	326.000	23.058.000
(Gain) loss on disposition of property and equipment		1.262.000	(97.000)
(Gain) loss on sale of marketable securities	(13)	0	507.000
(Gain) loss on investments in equity-accounted investees	(20)	(981.000)	1.076.000
Other		500.000	(123.000)
(Increase) decrease in:
Notes receivable		346.000	(33.000)
Accounts receivable		(3.621.000)	(131.000)
Income taxes receivable		(5.385.000)	1.897.000
Inventories		(4.202.000)	3.764.000
Prepaid expenses and other assets		940.000	(5.534.000)
Other assets		362.000	365.000
Increase (decrease) in:
Accounts payable		2.162.000	(3.814.000)
Accrued and other liabilities		2.426.000	(1.274.000)
Income taxes payable		682.000	5.807.000
Other liabilities		3.090.000	(1.719.000)

Net cash provided by operating activities		109.375.000	91.661.000

Cash Flows From Investing Activities:
Purchases of property, plant and equipment		(28.995.000)	(13.728.000)
Proceeds from sale of equipment		1.256.000	1.738.000
Purchases of intangible assets		(6.358.000)	(15.276.000)
Purchases of investments in equity-accounted investees and available-for-sale financial assets		0	(4.981.000)
Proceeds from disposition of synthetic DNA business unit		652.000	757.000
Purchases of marketable securities		(56.606.000)	(40.445.000)
Sales of marketable securities	(13)	20.000.000	55.430.000
Cash paid for acquisitions	(4)	(99.396.000)	(83.597.000)
Cash acquired through acquisitions	(4)	4.017.000	1.601.000

Net cash used in investing activities		(165.430.000)	(98.501.000)

Cash Flows From Financing Activities:
Repayment of lines of credit		0	(67.000)
Proceeds from debt		295.022.000	6.299.000
Repayments of debt		(9.825.000)	(10.638.000)
Principal payments on finance leases		(745.000)	(1.053.000)
Issuance of common shares		11.006.000	7.959.000

Net cash provided by financing activities		295.458.000	2.500.000

Effect of exchange rate changes on cash and cash equivalents		(510.000)	(366.000)
Net increase (decrease) in cash and cash equivalents		238.893.000	(4.706.000)
Cash and Cash Equivalents, beginning of year		191.978.000	196.684.000

Cash and Cash Equivalents, end of year		430.871.000	191.978.000

Supplemental Cash Flow Disclosures:
Cash paid for interest		11.244.000	5.238.000
Cash received for interest		16.002.000	7.557.000
Cash paid for taxes		36.384.000	21.582.000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31. 2006

1.	Description of Business

QIAGEN N.V. is a public limited liability company (‘naamloze vennootschap’) under Dutch law with registered office at Spoorstraat 50, Venlo, The Netherlands. QIAGEN N.V. as the holding company and Subsidiaries (the Company, Group or ‘QIAGEN’) is a leading provider of innovative technologies and products for preanalytical sample preparation and linked molecular assay solutions. The Company has developed a comprehensive portfolio of more than 500 proprietary, consumable products and automated solutions for sample collection and nucleic acid and protein handling, separation and purification as well as open and target specific assays. The Company also supplies diagnostic kits, tests and assays for human and veterinary molecular diagnostics. Products are sold to academic research markets, to leading pharmaceutical and biotechnology companies, to applied testing customers (such as in forensics, veterinary, biodefense and industrial applications) as well as to molecular diagnostics laboratories. In addition, the Company sells and/or licenses technologies to others. Similar to most companies in similar lines of business, the Company’s products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development. Products are sold through a dedicated sales force and a global network of distributors in more than 40 countries.

2.	Summary of Significant Accounting Policies

2.1	Basis of Preparation

The consolidated financial statements of the QIAGEN Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The consolidated financial statements have been prepared under the historical cost convention as modified by available-for-sale financial assets and certain financial assets and liabilities (including derivative instruments) at fair value. In view of the international nature of the Group’s activities and due to the fact that more of the Group’s revenues are denominated in U.S. dollars (US$) than in any other single currency, the consolidated financial statements are presented in that currency (if roundings have been used, this has been displayed).

The Company has adopted all IFRSs in these consolidated financial statements that were issued and became effective before December 31, 2006, and are relevant to its operations. No material impact resulted from the adoption of new standards, amendments and interpretations in 2006.

QIAGEN did not opt for early adoption of the following new standards, amendments and interpretations which will be mandatory for QIAGEN for annual periods beginning on or after January 1, 2007, or later years:

•	IFRS 7: Financial Instruments—Disclosures

•	IFRS 8: Operating Segments

•	IAS 1 (Amendment): Presentation of Financial Statements—Capital Disclosures

•	IFRIC 7: Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies

•	IFRIC 8: Scope of IFRS 2

•	IFRIC 9: Reassessment of Embedded Derivatives

•	IFRIC 11: Group and Treasury Share Transactions

QIAGEN will only adopt new standards, amendments and interpretations which have been endorsed by the European Union (EU). QIAGEN expects that the adoption of these new standards, amendments and interpretations in future periods will have no material impact on its consolidated financial statements.

As provided in section 402 of the Dutch Civil Code, Book 2, the company income statement of QIAGEN N.V. includes only the net income from group companies and affiliates after tax and other income after tax, as the Company’s figures are included in these consolidated financial statements.

2.2	Significant Accounting Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below.

Impairment of Assets

Assets are tested or reviewed for impairment in accordance with the accounting policy stated under 2.20 ‘Impairment of Assets’. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projection. Factors such as changes in the planned use of buildings, machinery and equipment, closing of facilities, lower than anticipated sales for products with capitalized rights, changes in the legal framework covering patents, technology rights or licenses could result in shortened useful lives or impairment losses to be recognized in the period in which such determination is made.

Development Costs

Development costs are capitalized in accordance with the accounting policy stated under 2.6 ‘Research and Development’. Determining the amounts to be capitalized requires management to make assumptions regarding the expected future cash generation of the assets, discount rates to be applied and the expected period of benefits.

Income Taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining provisions for income taxes. Some of these estimates are based on interpretations of existing laws or regulations. Various internal and external factors, such as changes in tax laws, regulations and rates, changing interpretations of existing tax laws or regulations, future level of research and development spending and changes in overall levels of pre-tax income may have favourable or unfavourable effects on the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in accordance with the accounting policy stated under 2.11 ‘Taxation’. Deferred tax assets are recognized for net operating loss carry-forwards to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable profits.

Stock Option Plan

The Company utilizes the Black-Scholes-Merton valuation model for estimating the fair value of its stock options as stated under 27. ‘Stock Option Plan’. Option valuation models, including Black-Scholes-Merton, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award:

•	Risk-Free Interest Rate: This is the average U.S. Treasury rate (having a term that most closely resembles the expected life of the option) at the date the option was granted.

•	Dividend Yield: These are the dividends expected on the shares (if appropriate).

•

Expected Volatility: Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses a combination of the historical volatility of its stock price and the implied volatility of market-traded options of the Company’s stock to estimate the expected volatility assumption input to the Black-Scholes model in accordance with IFRS 2: Share-based Payment. In prior periods, the Company relied solely on the historical volatility of its stock price for its volatility assumption input to the Black-Scholes model. The Company’s decision to use a combination of historical and implied volatility is based upon the availability of actively traded options of its stock and its assessment that such a combination is more representative of future expected stock price trends.

•	Expected Life of the Option: This is the period of time that the options granted are expected to remain outstanding.

•

Forfeiture Rate: This is the estimated percentage of options granted that are expected to be forfeited or cancelled on an annual basis before becoming fully vested. The Company estimated the forfeiture rate based on historical forfeiture experience.

2.3	Consolidation

The consolidated financial statements include all companies in which the Group, directly or indirectly, has more than 50% of the voting rights or over which it exercises control. Companies are included in the consolidation as from the date on which control is transferred to the Group, while companies sold are excluded from the consolidation as from the date that control ceases. The purchase method is used to account for acquisitions. The cost of an acquisition is measured as the fair value of the assets given, shares issued and liabilities incurred or assumed at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the company acquired is recorded as goodwill. Intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Investments in companies over which the Group is able to exercise significant influence (investments in associates), generally participations of 20% or more of the voting power, but over which it does not exercise management control, and joint ventures are accounted for by using the equity method. Such investments are initially recognized at cost and subsequently adjusted for the Group’s share of net income and equity.

2.4	Foreign Currency Translation

The Company’s presentation currency is the U.S. dollar (US$). The subsidiaries’ functional currencies are the local currency of the respective country with the exception of QIAGEN Finance (Luxembourg) S.A. and QIAGEN Euro Finance (Luxembourg) S.A. which functional currencies is the U.S. dollar. Balance sheets prepared in their functional currencies are translated to the presentation currency at exchange rates in effect at the end of the accounting period except for shareholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in shareholders’ equity. On disposal of the Group company, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Foreign currency transactions are translated using the exchange rate prevailing at the dates of the transactions. Foreign currency transaction gains and losses are included in the income statement, except for those related to intercompany transactions of a long-term investment nature which represent in substance part of the reporting entity’s net investment in a foreign entity; such gains and losses are included in the cumulative foreign currency translation adjustments component of shareholders’ equity.

2.5	Revenue Recognition

Revenue from the sale of products and from the sale and/or licensing of technologies is recognized upon transfer of significant risks and rewards of ownership to the customer. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components as determined by list prices. Revenues for extended warranty services or product maintenance contracts are recognized on a straight-line basis over the contract period.

Revenue from the sales of products is reported net of sales and value added taxes, rebates and discounts and after eliminating sales within the Group. Provisions for rebates and discounts are recognized in the same period that the related sales are recorded, based on the contract terms and historical experience. Provisions for product returns are made based on historical trends and specific knowledge of any customer’s intent to return products. Royalty and licensing incomes are recognized on an accrual basis in accordance with the economic substance of the agreement. Revenue from the rendering of services is recognized as the service is rendered over the contract period and reported as part of revenue from the sale of products.

Consumable Products

More than 90% of total revenues represent sales of consumable products. Revenue from consumable product sales is generally recognized upon transfer of title consistent with the shipping terms. Per the Company’s usual shipping terms, title and risk of loss pass to the customer upon delivery of product to the shipping location. The Company maintains a small amount of consignment inventory at certain customer locations. Revenues for the consumable products which are consigned in this manner are recognized upon consumption. The Company generally allows returns of consumable products if the product is returned in a timely manner and in good condition. Allowances for returns are provided for based upon the historical pattern of returns and Management’s evaluation of specific factors that impact the risk of returns.

Instrumentation

Revenue from instrumentation equipment is generally recognized when title passes to the customer, upon either shipment, in the case of sales to distributors, or written customer acceptance in the case of sales to end users, after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing consumables, advanced training, extended warranty services or preventative maintenance contracts, revenue is allocated based on the relative fair values of the individual components. The price charged when the element is sold separately generally determines its fair value.

Warranty and Product Maintenance

Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

License Fees

License fees from research collaborations include payments for technology transfer and access rights. Non-refundable, up-front payments received in connection with collaborative research and development agreements are generally deferred and recognized on a straight-line basis over the contract period during which there is any continuing obligation.

Milestones

Payments for milestones are generally based on the achievement of substantive and at-risk performance criteria are recognized in full at such time as the specified milestone has been achieved according to the terms of the agreement.

2.6	Research and Development

Expenditure on research activities is recognized in the income statement as an expense as incurred. Expenditure on development activities is capitalized if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The capitalized expenses are amortized on a straight-line basis over their estimated useful lives (between two and twelve years) and are tested for impairment in accordance with the accounting policy stated in 2.20 ‘Impairment of Assets’.

2.7	Government Grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Otherwise, payments received under Government grants are recorded as liabilities in the balance sheet. When the grant relates to an expense item, it is recognized over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value of the grant is deducted from the carrying amount of the asset, resulting in a reduction of the depreciation of the asset.

2.8	Borrowing Costs

Borrowing costs are recognized as an expense in the period in which they are incurred, except to the extent that they are capitalized for qualifying assets of property, plant and equipment.

2.9	Pension Obligations

The Group operates a number of defined benefit and defined contribution plans. For defined benefit plans, the Group companies provide for benefits payable to their employees on retirement by charging current service costs to income. The defined benefit liability comprises the present value of the defined benefit obligation less past service cost and actuarial gains and losses not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. Defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and uses interest rates of highly liquid corporate bonds which have terms to maturity approximating the terms of the related liability. Significant actuarial gains or losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are charged or credited to income over the average service life of the related employees when they exceed the corridor. The Group’s contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

2.10	Stock Option Plan

The Company has a stock option plan, which is described in detail under 27. ‘Stock Option Plan’. A compensation charge is calculated at the date the options are granted. This charge is recognized over the stock option’s vesting period. When the option is exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

2.11	Taxation

Taxes reported in the consolidated income statements include current and deferred income taxes. Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

2.12	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and deposits with banks that have a maturity of three months or less from the date of acquisition and which are readily convertible to known amounts of cash. This definition is also used for the consolidated statements of cash flows. The Company maintains its cash accounts in highly qualified institutions.

2.13	Trade Accounts Receivable

Trade accounts receivable are carried at the original invoice amount, subsequently at amortized cost, less provisions made for doubtful accounts. Provisions for doubtful accounts are established when there is objective evidence that the Group will not be able to collect all amounts due and are estimated based on a review of all outstanding invoice amounts. Bad debts are written off in the year they are identified.

2.14	Inventories

Inventories are stated at the lower of cost and net realizable value. The first-in, first-out (FIFO) method of valuation is used. The cost of work in process and finished goods includes raw materials, direct labor and production overhead expenditure based upon normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business less the cost of completion and distribution expenses. Provisions are established for slow-moving and obsolete inventory.

2.15	Property, Plant and Equipment

Property, plant and equipment, including equipment under finance lease, are stated at cost of acquisition or construction cost less accumulated depreciation and accumulated impairment in value. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives of the assets:

Buildings	one to fourty years
Machinery and equipment	five to ten years
Computer software	one to five years
Furniture and office equipment	two to ten years
Leasehold improvements	over the shorter of the lease term and the useful life of the asset

Land is not depreciated. Construction costs include borrowing costs and operating expenses that are directly attributable to items of property, plant and equipment capitalized during construction. Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Subsequent expenditure on an item of property, plant and equipment is capitalized at cost only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal or retirement of items of property, plant and equipment are determined by comparing the proceeds received with the carrying amounts and are included in the consolidated income statements.

2.16	Leases

Leases of items of property, plant and equipment under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments as property, plant and equipment. The items of property, plant and equipment which are acquired under finance leases are depreciated over the shorter of the useful life of the asset in accordance with the Group’s depreciation policy and the lease term. The corresponding liabilities, net of financing charges, are included in the current and non-current portions of financial debts. The interest element of the financing cost is charged to the income statement over the lease period. Leases under which the lessor effectively retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. There are no material lease agreements in which the Company acts as a lessor.

At the inception of all material arrangements an assessment is performed based on all available facts and circumstances whether the respective arrangements contain leases. A reassessment is performed only, if specified indicators are apparent.

2.17	Goodwill

Goodwill represents the excess of the acquisition cost over the Group’s share of the fair value of the net assets acquired, at the date of acquisition. Goodwill is stated at cost less accumulated impairment losses. Goodwill is tested for impairment at least annually.

2.18	Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Expenditure on acquired technology rights, patents, trademarks and licenses are capitalized as intangible assets when it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Technology rights, patents, trademarks and licenses are amortized on a straight-line basis over their estimated useful lives (between one and twenty years). The amortization expense on intangible assets is recognized in the income statement in the expense category consistent with the function of the intangible asset.

2.19	Financial Assets

The Group has classified all its investments in debt and equity securities as available-for-sale securities, as they are not acquired to generate profit from short-term fluctuations in price. Available-for-sale securities are reported as current and non-current financial assets, depending on their remaining maturities. Purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell an asset. Investments are initially recognized at purchase cost including transaction costs and subsequently carried at fair value except for investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be measured reliably, which are measured at cost. Unrealized gains and losses arising from changes in the fair value of available-for-sale investments are recognized in equity. When the available-for-sale investments are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognized in equity are included in the income statement for the period. The fair values of marketable investments that are traded in active markets are determined by reference to stock exchange quoted bid prices.

Reversals in respect of equity instruments classified as available for sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the income statement.

Financial assets are derecognized when the rights to receive cash flows from the assets have expired, the Group retains the right to receive cash flows from the assets, but has assumed an obligation to pay them in full without material delay to a third party under a ‘pass through’ arrangement, or the Group has transferred its rights to receive cash flows from the assets and either (a) has transferred substantially all the risks and rewards of the assets or (b) has neither transferred nor retained substantially all the risks and rewards of the assets, but has transferred control of the assets.

Where the Group has transferred its rights to receive cash flows from assets and has neither transferred nor retained substantially all the risks and rewards of the assets nor transferred control of the assets, the assets are recognized to the extent of the Group’s continuing involvement in the assets. Continuing involvement that takes the form of a guarantee over the transferred assets is measured at the lower of the original carrying amount of the assets and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and / or purchased option (including a cash settled option or similar provision) on the transferred assets, the extent of the Group’s continuing involvement is the amount of the transferred assets that the Group may repurchase, except that in the case of a written put option (including a cash settled option or similar provision) on assets measured at fair value the extent of the Group’s continuing involvement is limited to the lower of the fair value of the transferred assets and the option exercise price.

2.20	Impairment of Assets

Items of property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed at least annually for impairment losses, and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s net selling price and value in use. Value in use is calculated based on estimated future cash flows expected to result from the use of the asset and its eventual disposition, discounted using an appropriate long-term pre-tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount.

2.21	Provisions

Provisions are recognized by the Group when a present legal or constructive obligation exists as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a financing cost.

Restructuring provisions are recorded in the period in which management has committed to a detailed formal plan, has raised a valid expectation in those affected that it will carry out the restructuring and it becomes probable that a liability will be incurred and the amount can be reasonably estimated. Restructuring provisions comprise lease termination penalties, other penalties and employee termination payments.

2.22	Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at cost, representing the fair value at inception, and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on whether the derivative is designated to hedge a specific risk and qualifies for hedge accounting. The Group designates certain derivatives which qualify as hedges for accounting purposes as a hedge of a forecasted transaction or a firm commitment (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.

Cash flow hedge

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as income or expense in the same period in which the forecasted transaction affects the income statement.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time is recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivatives transactions do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement as part of the financial result. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

2.23	Financial Debts

Financial debts are recognized initially at fair value of the proceeds received, net of transaction costs incurred. In subsequent periods, financial debts are stated at amortized cost using the effective yield method; any difference between the proceeds and the redemption value is recognized in the income statement in the period of the borrowings. Financial debts are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. When convertible bonds are issued, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is recorded as a liability on the amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option, which is recognized and included in shareholders’ equity; the value of the conversion option is not changed in subsequent periods.

Financial liabilities are derecognized when the obligations under the liabilities are discharged or cancelled or expire.

Where existing financial liabilities are replaced by other liabilities from the same lender on substantially different terms, or the terms of existing liabilities are substantially modified, such exchanges or modifications are treated as a derecognition of the original liabilities and the recognition of new liabilities, and the difference in the respective carrying amounts is recognized in the income statement.

2.24	Segment Reporting

The Group’s primary reporting format for segment reporting is geographical segments and the secondary reporting format is business segment. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments. The risk and return of the Group’s operations are primarily determined by the geographical location of the operations. This is reflected by the Group’s organizational structure and internal financial reporting system.

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. The consumables business segment and the instruments business segment have been identified as the Companies business segments. The consumables business segment makes up for more than 90% of the revenues of the Group, for more than 90% of the combined result of the Group and for more than 90% of the total assets of the Group as of December 31, 2006 and 2005, respectively. Accordingly, the consumables business segment is considered to be the dominant business segment and any secondary segment reporting is omitted in accordance with materiality considerations.

2.25	Cash Flow Statement

The cash flow statement provides an explanation of the changes in cash and cash equivalents. It is prepared on the basis of a comparison of the balance sheets as of January 1 and December 31. Investing and financing transactions that do not require the use of cash or cash equivalents have been excluded from the cash flow statement. In 2005 and 2006 such eliminations primarily related to non-cash impacts from the convertible bonds.

3.	Earnings Per Share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of shares outstanding during the year.

Basic Earnings Per Share (US$)	2006	2005
Total net income	73.313.000	48.122.000
Weighted average number of common shares used to compute basic net income per common share	149.504.000	147.837.000

Basic earnings per share	0,49	0,33

Diluted earnings per share

For diluted earnings per share, the weighted average number of common shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from outstanding stock options and the convertible bond. For stock options, a calculation is made to determine the number of shares that could have been acquired at fair value based on proceeds from the exercise of stock options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the stock options. The difference is added to the denominator as additional shares for no consideration. There is no adjustment made to the numerator. In 2006, share equivalents of 2.635.000 common shares (2005: 2.269.000 common shares) arising from stock options granted to employees and directors were included in calculating diluted earnings per share. In 2006, 3.309.000 outstanding stock options (2005: 5.235.000 stock options) were not considered in the calculation as they were anti-dilutive.

For the convertible bonds, the number of shares into which the bonds are assumed to be fully convertible is added to the denominator. The numerator is increased by eliminating the interest expense, net of tax, that would not be incurred if the bonds were converted. In 2006 and 2005, the effect of the convertible bonds was excluded from calculating diluted earnings per share as it was antidilutive.

(US$)	2006	2005
Total net income (adjusted)	73.313.000	48.122.000
Weighted average number of common shares used to compute diluted net income per common share	152.139.000	150.106.000

Diluted earnings per share	0,48	0,32

4.	Acquisitions

4.1	Acquisitions in 2006

During 2006, the Company completed seven acquisitions which individually were not significant to the overall consolidated financial statements. The aggregate purchase price of these 2006 acquisitions, net of cash acquired was US$ 88,3 million, including the issuance of 125.000 shares of QIAGEN common stock valued at US$ 1,8 million (determined based on the published price of the shares at the date of exchange).

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In the fourth quarter of 2006, the Company completed the acquisition of Genaco Biomedical Products, Inc., located in Huntsville, Alabama, USA. Genaco is an early-stage company applying a proprietary PCR-based multiplexing technology, Tem-PCR, to develop TemplexTM molecular diagnostic tests. Multiplexing is a rapidly emerging segment in molecular diagnostics and is also highly synergistic with the Company’s portfolio of qPCR-based molecular diagnostic assays which in the segment of infectious disease diagnostics is considered to be the broadest in the world. The Company also acquired former distributors PhileKorea Technology Inc., located in Daejeon, South Korea, and ATC Health Products Ltd., located in Ankara, Turkey.

•

In the second quarter of 2006, the Company completed the acquisitions of Gentra Systems, Inc., located in Minneapolis, Minnesota, USA, Singapore-based Research Biolabs Pte. Ltd. and Research Biolabs Sdn Bhd, located in Malaysia. Gentra is a leading developer, manufacturer and supplier of non-solid phase nucleic acid purification products, providing both consumables and automated platforms. The acquisition expands the Company’s position as a leading provider of preanalytical and molecular diagnostics solutions to research and diagnostic customers. The acquisition of Research Biolabs, previously our distributor, expands the Company’s direct presence in one of the most dynamic regions of the Company’s global business. Research Biolabs currently has sales and marketing teams in Singapore, Malaysia and Indonesia, and will also support market development in Thailand and Vietnam.

•

During the first quarter of 2006, the Company completed two acquisitions: PC Biotech Co. Ltd. (PC Biotech) is a leading developer, manufacturer and supplier of polymerase chain reaction (PCR)-based molecular diagnostic kits in China. The acquisition will support the Company’s position as a leading provider of molecular diagnostics solutions to OEM partners and customers in the rapidly growing Asian markets. The Company also acquired certain assets and operations from Diatech s.r.l., Jesi, Italy, which distributes products produced by artus, which we acquired in 2005, in Italy.

The Company’s acquisitions have historically been made at prices above the fair value of the acquired assets, resulting in goodwill, due to expectations of synergies of combining the businesses. These synergies include:

•	use of the Company’s existing infrastructure such as sales force, distribution channels and customer relations to expand sales of the acquired businesses’ products;

•	use of the infrastructure of the acquired businesses to cost effectively expand sales of Company products;

•	and elimination of duplicative facilities, functions and staffing.

These acquisitions have been accounted for using the purchase method of accounting, and the acquired companies’ results have been included in the accompanying financial statements from their respective dates of acquisition. Allocation of the purchase price for acquisitions was based on estimates of the fair value of the net assets acquired and, for acquisitions completed in 2006, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates the final purchase price allocations will differ materially from the preliminary estimates other than for the final determination of deferred tax assets acquired with the acquisitions of Gentra Systems, Inc. and Genaco Biomedical Products, Inc. and the resolution of the final amount for the early termination of a lease obligation acquired with the acquisition of Gentra.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Using the results of independent and internally prepared appraisals, the purchase prices for the 2006 and acquisitions have been allocated as follows:

2006 Acquisitions (US$)	Total
Purchase price
Cash (including direct costs)	90.454.000
Stock issued (125.000 common shares)	1.847.000
Cash acquired	(4.017.000)

88.284.000

Allocation
Working capital	6.256.000
Property, plant and equipment and other non-current assets	5.580.000
Developed technology	26.600.000
In-process R&D	2.200.000
Customer relationships	10.887.000
Tradenames	2.000.000
Non-compete agreements	1.525.000
Goodwill	48.324.000
Liabilities assumed	(3.233.000)
Deferred tax liabilities	(11.855.000)

88.284.000

The amortization periods for intangible assets acquired are between 10 and 14 years for developed technology and in-process R&D, between 8 and 10 years for customer relationships, between 5 and 10 years for tradenames and between 3 and 4 years for non-compete agreements.

In 2006 acquisition related intangible amortization in the amount of US$ 6,4 million is included in R&D expenses (2005: US$ 3,4 million) and acquisition related intangible amortization in the amount of US$ 2,1 million is included in S&M expenses (2005: US$ 0,4 million).

The following table states the carrying amounts of each class of the acquired assets and liabilities at the acquisition date:

Carrying Values and Fair Values at Acquisition Date (US$)	Fair Value	Carrying Value
Working Capital
Marketable securities	500.000	500.000
Trade accounts receivable	9.679.000	9.679.000
Inventories	3.646.000	3.646.000
Other receivables	3.775.000	3.775.000
Prepaid expenses	160.000	160.000
Trade accounts payable	(3.255.000)	(3.255.000)
Provisions and accrued expenses	(838.000)	(838.000)
Other liabilities	(6.478.000)	(5.593.000)
Income taxes payable	(933.000)	(933.000)

	6.256.000	7.141.000

Property, plant and equipment and other non-current assets	5.580.000	5.580.000

4.2	Acquisitions in 2005

In May 2005, the Company acquired all of the outstanding capital stock of artus Gesellschaft fur molekularbiologische Diagnostik und Entwicklung mbH (artus), an established leader in PCR-based molecular diagnostic tests for pathogenenic, genotyping and pharmacogenomic testing. The Company believes that this acquisition is an excellent fit in its strategy to increase the Company’s value as a partner to the molecular diagnostics industry. In addition to its leading position in preanalytical sample preparation in molecular diagnostics, the Company is now able to offer optimized and synchronized combinations of preanalytical sample preparation and diagnostic assay solutions to its partners in molecular diagnostics. By providing the opportunity for partners in molecular diagnostics to expand their portfolio by adding artus’ validated assays, the Company intends to further contribute to accelerating the growth of molecular diagnostics by broadening the menu of tests available on today’s diagnostic platforms. The purchase price, including direct acquisition costs and adjusted as per the terms of the share purchase agreement, paid by the Company was approximately EUR 26,4 million (approximately US$ 32,6 million at May 31, 2005) in cash. A total of EUR 9,3 million (approximately US$ 11,5 million at May 31, 2005), of which EUR 2,7 million was considered as purchase price, was paid into escrow and will be released subject to certain milestones being met. During 2006, EUR 7,65 million of the escrow amount was released with EUR 6,3 million recorded as additional purchase price resulting in an increase to goodwill.

During 2005, the Company completed five other acquisitions which were not individually significant to the overall consolidated financial statements. The aggregate purchase price of the 2005 acquisitions, net of cash acquired was US$ 42,5 million.

•

At the end of the fourth quarter of 2005, we completed the acquisition of Eppendorf AG’s reagent business which includes the Eppendorf “5-Prime” nucleic acid sample preparation and PCR reagent product lines and related intellectual property. The acquisition adds to our core strategic focus, represents an attractive addition to our portfolio of preanalytical and nucleic acid amplification consumables and adds a very promising pipeline of proprietary technologies for nucleic acid handling, separation, purification and amplification.

•

During the third quarter of 2005, we completed three acquisitions. We acquired Tianwei Times, located in Beijing, China, which is a leading developer, manufacturer and supplier of nucleic acid sample preparation consumables in China. We acquired substantially all assets of Tianwei Times through our new wholly owned subsidiary Tiangen Biotech Beijing Co. Ltd. (Tiangen). The Tiangen acquisition expands QIAGEN’s position as the leading supplier for products and technologies for preanalytical sample preparation in the rapidly growing market in China. In August we acquired the business of LumiCyte, Inc., which has developed and recently initiated marketing of the first products based on its proprietary STS- (Surface Tension Segmented) Biochip sample preparation solution for MALDI (Matrix-Assisted Laser Desorption/lonization)- Mass Spectrometry (MS), and SuNyx GmbH which has developed and recently initiated marketing of its proprietary platforms for sample preparation of peptide and protein samples for analysis on Liquid Chromatography (LC)-MALDI Mass Spectrometry.

•

During the second quarter of 2005, we acquired Nextal Biotechnology, Inc. (Nextal), subsequently renamed QIAGEN Canada, Inc., which is located in Canada and is a fast-growing provider of proprietary sample preparation tools which make protein crystallization more accessible.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Using the results of independent and internally prepared appraisals, the purchase prices for the 2005 and acquisitions have been allocated as follows:

2005 Acquisitions
(US$ millions)	artus	others
Purchase orice
Cash (including direct costs)	32,6	43,0
Cash acquired	(1,3)	(0,5)

	31,3	42,5

Allocation
Working capital	4,1	2,5
Property, plant and equipment and other non-current assets	0,3	4,2
Acquired intangibles	25,2	23,7
Goodwill	24,1	15,5
Liabilities assumed	(16,3)	0,0
Deferred tax liabilities	(6,1)	(3,4)

	31,3	42,5

4.3	Pro Forma Results

The following unaudited pro forma information assumes that the above acquisitions occurred at the beginning of the periods presented. For the years ended December 31, 2006 and 2005, pro forma net sales would have been US$ 478,8 million and US$ 447,5 million and pro forma net income would have been US$ 82,8 million and US$ 47,0 million, respectively. The pro forma data excludes the 2006 and 2005 acquisition related costs including a US$ 2,0 million charge to cost of sales related to inventory (2005: US$439.000) and US$ 6,1 million of acquisition and related costs (2005: US$ 3,2 million), which includes US$ 2,3 million (2005: US$ 1,8 million) related to the impairment of fixed and other assets as a result of the acquisitions. These unaudited pro forma results are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the acquisitions been in effect at the beginning of the periods presented, or of future results of the combined operations.

Due to the integration of the acquired entities into the existing structure of the Group it is impracticable to disclose the amount of the acquirees’ profit or loss which relates to the period subsequently to the acquisition and which is included in the profit of the Company for fiscal years 2006 and 2005.

4.4	Acquisition. Integration and Related Costs

Acquisition, integration and related costs amount to US$ 6.061.000 in fiscal year 2006 (2005: US$3.213.000). This position primarily contains integration expenses, write-offs of certain assets and employee related expenses arising as a consequence of acquisitions of the Company.

During 2006, in connection with the acquisition of Centra, the Company’s US$ 2,1 million investment in Protedyne was fully impaired based on management’s assessment of the recoverability of the invested amount.

5.	Revenues

Revenues
(US$)	2006	2005
Product sales	462.823.000	396.000.000
Royalty and license income	2.955.000	2.395.000

	465.778.000	398.395.000

6.	Government Grants

The Company has received cost grants and investment grants. In 2006 the Company recorded income from Government grants in the amount of US$ 795.000 (2005: US$ 1.541.000). As of December 31, 2006, liabilities in the amount of US$ 456.000 (December 31, 2005: USD 1.086.000) are recorded with respect to grants which have been received but for which not all conditions have been met.

7.	Relocation and Restructuring Costs

Relocation and restructuring costs amount to US$ 4.943.000 in 2006 (2005: US$ 0). These costs are primarily related to the restructuring of acquired businesses located in Norway and North America. With respect to changes in the provision for relocation and restructuring for the year ended December 31, 2006, reference is made to 23. ‘Provisions’.

8.	Financial Income (Expense), Net

Financial Income (Expense), Net
(US$)	2006	2005
Financial income	16.424.000	7.557.000
Financial expense	(21.227.000)	(9.641.000)
Foreign currency gains (losses), net	(660.000)	(157.000)

	(5.463.000)	(2.241.000)

The increase of financial income and financial expense primarily relates to the issuance of convertible notes in the amount of US$ 300,0 million in 2006.

9.	Other Income / Other Expense

Other income and other expense include income and expense resulting from transactions that are outside the core Group business such as non-operating unrealized losses and losses on disposal of available-for-sale equity investments, donations to charitable and other foundations and rental income and expense earned and paid on certain leases.

10.	Personnel Costs

Personnel costs amounted to US$ 133,0 million in 2005 (2005: US$ 129,8 million). As of December 31, 2005, there were 1.954 employees within the Group (December 31, 2005: 1.589).

Personnel Costs
(US$)	2006	2005
Salaries and wages	87.797.000	73.949.000
Social security	19.082.000	15.907.000
Other	26.165.000	39.966.000

	133.044.000	129.822.000

11.	Income Taxes

Major components of income tax expense for the years ended December 31, 2006 and 2005, are:

Income tax provision
(US$)	2006	2005
Current income tax
Current income tax charge	21.690.000	28.816.000
Adjustment in respect of current income tax of previous years	51.000	483.000

Deferred income tax
Relating to origination and reversal of temporary differences	8.441.000	2.990.000
Relating to changes in tax rates	199.000	(249.000)

	30.381.000	32.040.000

The applicable statutory income tax rate in The Netherlands decreased from 31,5% in 2005 to 29,6% in 2006 due to changes in the tax laws. A reconciliation of income tax expense applicable to accounting profit before income tax at the statutory income tax rate to income tax expense at the Group’s effective income tax rate for the years ended December 31, 2006 and 2005, is as follows:

Reconciliation of income tax expense
(‘000 US$)	2006	2005
Accounting profit before tax	103.694	80.162

At Dutch statutory income tax rate of 29,6% (2005: 31,5%)	30.693	25.251
Income from tax rate differences	6.916	4.429
Income taxes related to prior years	51	482
Income taxes related to changes in tax rates	199	(249)
Income tax impact from exempt income	(1.944)	(1.804)
Income tax impact related to Stock Option Plan (stock price fluctuations)	(6.390)	3.687
Other	856	244

	30.381	32.040

The effective income tax rate amounts to 29,3% in 2006 (40,0% in 2005).

Certain countries benefit from tax holidays which represent a tax exemption period aimed to attract foreign investment in certain tax jurisdictions. These agreements include programs that reduce up to 100% of taxes in years covered by the agreements. The Company’s tax holidays expire at various dates through 2011.

Deferred income tax at December 31, 2006 and 2005, relates to the following:

Deferred taxes
(US$)	Dec. 31, 2006	Dec. 31, 2005	Change
Deferred tax assets
Allowance for bad debts	625.000	690.000	(65.000)
Bonus/Commission accrual	592.000	220.000	372.000
Vacation accrual	381.000	319.000	62.000
Warranty accrual	455.000	244.000	211.000
Accrued liabilities	1.895.000	1.479.000	416.000
Depreciation and amortization	288.000	317.000	(29.000)
Tax credits	618.000	744.000	(126.000)
NOL carryforward	8.861.000	5.505.000	3.356.000
Inventories	5.618.000	3.864.000	1.754.000
Deferred revenue	1.301.000	1.212.000	89.000
Capitalized start-up costs	76.000	1.214.000	(1.138.000)
Finance lease	749.000	623.000	126.000
US state income taxes	313.000	383.000	(70.000)
Intangibles	4.691.000	3.311.000	1.380.000
Stock options	15.643.000	9.252.000	6.391.000
Other	532.000	239.000	293.000

Gross deferred income tax asset	42.638.000	29.616.000

Deferred tax liabilities
Allowance for bad debts	(221.000)	0	(221.000)
Bonus/Commission accrual	0	(17.000)	17.000
Warranty accrual	(67.000)	(55.000)	(12.000)
Accrued liabilities	(691.000)	(519.000)	(172.000)
Depreciation and amortization	(9.950.000)	(9.486.000)	(464.000)
Devaluation intercompany loan	(4.894.000)	0	(4.894.000)
Inventories	(542.000)	(407.000)	(135.000)
Deferred revenue	0	(22.000)	22.000
US state income taxes	(1.017.000)	(34.000)	(983.000)
Intangibles	(26.297.000)	(15.689.000)	(10.608.000)
Bifurcation of convertible debt	(23.449.000)	(8.658.000)	(14.791.000)
Other	(416.000)	(367.000)	(49.000)

Gross deferred income tax liability	(67.544.000)	(35.254.000)

Net deferred tax assets (liabilities)	(24.906.000)	(5.638.000)

Change in deferred taxes
thereof deferred income tax provision	(8.640.000)	(2.741.000)
thereof booked during purchase accounting	(10.766.000)	(3.222.000)
thereof booked through equity	138.000	1.138.000
other changes	0	2.490.000

	(19.268.000)	(2.335.000)

The net deferred tax asset and liability are reflected on the Company’s consolidated balance sheets at December 31, 2006 and 2005, as follows:

Deferred taxes
(US$)	Dec. 31, 2006	Dec. 31, 2005
Deferred tax assets	37.223.000	26.271.000
Deferred tax liabilities	(62.129.000)	(31.909.000)

Net deferred tax assets (liabilities)	(24.906.000)	(5.638.000)

As of December 31, 2006 and 2005, the Company had NOL carryforwards in The Netherlands totalling approximately US$ 5,5 million and US$ 5,6 million, respectively, which expire in various years through 2011. As of December 31, 2006 and 2005, the Company had foreign NOL carryforwards totalling approximately US$ 27,0 million and US$ 15,8 million, respectively. These NOL’s were primarily generated from the revaluation of liquid assets and operating losses from the Company’s subsidiaries. A portion of these NOL’s, approximately US$ 4,5 million at December 31, 2006, expire in various years through 2013. The balance does not expire. Deferred tax assets have been recognized to the extent that it is probable that future taxable profits will be available against which these NOL carryforwards can be utilized. For NOL carryforwards resulting in deferred tax assets amounting to US$ 10,7 million and US$ 1,1 million as of December 31, 2006 and 2005, respectively, no deferred tax assets were recognized as the future utilization was not probable. In case these NOL carryforwards could be used in future periods, deferred tax assets of US$ 9,3 million would reduce goodwill of an acquired business.

At December 31, 2006 and 2005, there were no deferred income tax liabilities recognized for taxes that would be payable on the unremitted earnings of certain of the Group’s subsidiaries. The Company has either no liability to additional taxation should any amounts be remitted due to the availability of double taxation relief or such remittance is not expected to occur and the tax impact would be insignificant.

There are no income tax consequences for the Company regarding payment of dividends to the shareholders of the Company. To date, the Company has never paid dividends.

The Company periodically performs a comprehensive review of its tax positions and accrues amounts for tax contingencies. Based upon these reviews, the status of ongoing tax audits, and the expiration of applicable statute of limitations, accruals are adjusted as necessary. The resolution of tax audits is unpredictable and could result in tax liabilities that are significantly different than those which have been estimated and accrued by the Company. Present obligations that are probable to result in an outflow of resources are included in income taxes payable.

12.	Cash and Cash Equivalents

Cash and Cash Equivalents
(US$)	Dec. 31, 2006	Dec. 31, 2005
Cash at bank and on hand	324.812.000	78.423.000
Short-term bank deposits	106.059.000	113.555.000

	430.871.000	191.978.000

Short-term bank deposits have a maturity of three months or less. All funds are placed with banks with a high credit rating (minimum rating A).

13.	Available-For-Sale Financial Assets

Available-For-Sale Financial Assets
(US$)	Dec. 31, 2006	Dec. 31, 2005
Available-for-sale equity securities	6.801.000	10.504.000
Available-for-sale debt securities	52.782.000	15.000.000

Total available-for-sale financial assets	59.583.000	25.504.000

- thereof current available-for-sale financial assets	52.782.000	15.000.000
- thereof non-current available-for-sale financial assets	6.801.000	10.504.000

Available-For-Sale Financial Assets
(US$)	Cost Dec. 31, 2006	Gross unrealized gains Dec. 31, 2006	Gross unrealized losses Dec. 31, 2006	Dec. 31, 2006
Available-for-sale equity securities	5.413.000	1.388.000	0	6.801.000
Available-for-sale debt securities	52.754.000	92.000	(64.000)	52.782.000

	58.167.000	1.480.000	(64.000)	59.583.000

The Company has made strategic investments in certain companies that are classified as available-for-sale equity securities. These investments are carried at fair value. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values.

The Company holds 289.096 shares in Coley Pharmaceutical Group, Inc. (CPG). In 2005 CPG completed its IPO. At December 31, 2006, the shares in CPG have a fair market value of US$ 2,8 million and a cost of US$ 1,4 million (December 31, 2005: fair market value of US$ 4,4 million and a cost of US$ 1,4 million). The Company was restricted from selling the shares until February 2006.

At December 31, 2006 and 2005, the Company had investments in available-for-sale debt securities which are classified as current, as the Company’s plan is generally not to hold its investments in such securities until maturity in order to take advantage of market conditions. Interest income from these investments amounted to USD 422.000 in 2006.

Unrealized gains and losses on available-for-sale equity and debt securities, net of any realized amounts are included in other reserves.

For the years ended December 31, 2006 and 2005, proceeds from sales of available-for-sale equity and debt securities totaled US$ 20,0 million and US$ 55,4 million, respectively. There were no realized gains or losses during 2006 (2005: realized losses of US$ 507.000).

The Company periodically reviews the carrying value of its investments for impairment, considering factors such as the most recent stock transactions and book values from the most recent financial statements. During 2006, the Company’s investment in Protedyne was fully impaired based on management’s assessment of the recoverability of the invested amount.

14.	Trade Accounts Receivable

Trade Accounts Receivable
(US$)	Dec. 31, 2006	Dec. 31, 2005
Trade accounts receivable, gross	84.596.000	65.926.000
Provision for doubtful accounts	(4.167.000)	(2.388.000)

	80.429.000	63.538.000

The Group sells its products worldwide through sales subsidiaries and distributors. There is no concentration of credit risk with respect to trade accounts receivable as the Group has a large number of internationally dispersed customers. Trade accounts receivable are non-interest bearing and mostly have payment terms of 30-90 days.

15.	Inventories

Inventories
(US$)	Dec. 31, 2006	Dec. 31, 2005
Raw materials	22.376.000	18.200.000
Work in process	23.229.000	18.064.000
Finished goods	18.480.000	17.389.000

	64.085.000	53.653.000

Included in inventories as of December 31, 2006, are US$ 7,2 million (2005: US$ 4,9 million) of inventory provisions. The movement in inventory provisions was recorded as a write-down under cost of sales. During 2006 inventories in the amount of US$ 73,7 million have been recognized as cost of sales (2005: US$ 63,5 million).

16.	Prepaid Expenses and Other Current Assets

Prepaid Expenses and Other Current Assets
(US$)	Dec. 31, 2006	Dec. 31, 2005
Prepaid expenses and prepayments	15.561.000	14.991.000
Escrow funds	1.500.000	3.908.000
VAT	1.073.000	958.000
Receivables against Operon Biotechnologies Inc.	871.000	652.000
Loan Operon GmbH	0	760.000
Employee advances	0	282.000
Other	5.901.000	2.261.000

	24.906.000	23.812.000

17.	Property, Plant and Equipment

Property, Plant and Equipment
(US$)	Total	Land and Buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in process
Net book value
Jan. 1, 2006	188.796.000	128.277.000	29.947.000	9.681.000	15.502.000	5.389.000

Cost
Jan. 1, 2006	276.737.000	139.604.000	67.527.000	33.915.000	30.302.000	5.389.000

Additions	28.930.000	1.350.000	11.564.000	4.237.000	325.000	11.454.000
Additions from business combinations	3.000.000	1.003.000	1.830.000	105.000	62.000	0
Disposals	(6.740.000)	0	(4.540.000)	(1.055.000)	(1.015.000)	(130.000)
Reclassifications	0	1.087.000	1.905.000	485.000	0	(3.477.000)
Currency adjustments	22.314.000	10.004.000	4.858.000	3.283.000	3.343.000	826.000

Dec. 31, 2006	324.241.000	153.048.000	83.144.000	40.970.000	33.017.000	14.062.000

Accumulated depreciation
Jan. 1, 2006	87.941.000	11.327.000	37.580.000	24.234.000	14.800.000	0

Additions	17.134.000	4.382.000	7.430.000	4.006.000	1.316.000	0
Disposals	(3.530.000)	0	(2.035.000)	(490.000)	(1.005.000)	0
Reclassifications	0	0	0	0	0	0
Currency adjustments	8.286.000	998.000	3.543.000	2.000.000	1.745.000	0

Dec. 31, 2006	109.831.000	16.707.000	46.518.000	29.750.000	16.856.000	0

Net book value
Dec. 31, 2006	214.410.000	136.341.000	36.626.000	11.220.000	16.161.000	14.062.000

Property, plant and equipment pledged as security against non-current financial debts amounts to US$ 81,8 million at December 31, 2006 (December 31, 2005: US$ 74,1 million). The net carrying amount of property, plant and equipment under finance lease contracts amounts to US$ 10,7 million as of December 31, 2006 (December 31, 2005: US$ 10,4 million).

Construction on a new logistics facility in Germany began in August 2006 and will be completed by the second quarter in 2007. The new facility is estimated to cost approximately EUR 9,0 million, of which EUR 6,4 million (approximately US$ 8,2 million) has been incurred and is included in construction in progress at December 31, 2006. Of the amount incurred, approximately US$ 89.000 represents capitalized interest.

The information for the comparative period is provided below:

Property, Plant and Equipment
(US$)	Total	Land and Buildings	Machinery and equipment	Furniture and office equipment	Leasehold improvements	Construction in process
Net book value
Jan. 1, 2005	209.004.000	138.504.000	31.850.000	12.854.000	19.554.000	6.242.000

Cost
Jan. 1, 2005	294.134.000	147.138.000	69.073.000	37.025.000	34.656.000	6.242.000

Additions	15.968.000	2.298.000	2.708.000	3.813.000	335.000	6.814.000
Additions from business combinations	2.984.000	0	2.309.000	408.000	267.000	0
Disposals	(10.014.000)	0	(1.452.000)	(4.249.000)	(683.000)	(3.630.000)
Reclassifications	0	2.163.000	882.000	342.000	48.000	(3.435.000)
Currency adjustments	(26.335.000)	(11.995.000)	(5.993.000)	(3.424.000)	(4.321.000)	(602.000)

Dec. 31, 2005	276.737.000	139.604.000	67.527.000	33.915.000	30.302.000	5.389.000

Accumulated depreciation
Jan. 1, 2005	85.130.000	8.634.000	37.223.000	24.171.000	15.102.000	0

Additions	15.767.000	3.486.000	4.870.000	5.325.000	2.086.000	0
Disposals	(3.906.000)	0	(702.000)	(2.781.000)	(423.000)	0
Reclassifications	0	0	0	0	0	0
Currency adjustments	(9.050.000)	(793.000)	(3.811.000)	(2.481.000)	(1.965.000)	0

Dec. 31, 2005	87.941.000	11.327.000	37.580.000	24.234.000	14.800.000	0

Net book value
Dec. 31, 2005	188.796.000	128.277.000	29.947.000	9.681.000	15.502.000	5.389.000

18.	Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2006, are as follows:

Goodwill
(US$)	Total
January 1, 2006	82.734.000
Goodwill acquired during the year	48.324.000
Purchase price adjustments for earn-out payments	12.626.000
Other goodwill adjustments	(958.000)
Foreign currency translation	7.090.000

December 31, 2006	149.816.000

With respect to additions to goodwill reference is made to 4. ‘Acquisitions’. Other goodwill adjustments relate to purchase adjustments which represent the final allocation of purchase prices.

The information for the comparative period is provided below:

Goodwill
(US$)	Total
January 1, 2005	47.497.000
Goodwill acquired during the year	39.586.000
Purchase price adjustments for earn-out payments	1.271.000
Foreign currency translation	(5.620.000)

December 31, 2005	82.734.000

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units or groups of cash generating units that are expected to benefit from that business combination. For this purpose operating segments were identified which generate cash flows which are separable from the cash flows of other operating segments. While in most cases this determination is based on products and technologies, in some cases the determination is based on subsidiaries. For impairment testing, the recoverable amount of goodwill allocated to a cash generating unit (higher of the cash generating unit’s fair value less selling costs and its value in use) is compared to the carrying amount of the net assets employed (including goodwill) of the cash generating units. Value in use is normally assumed to be higher than the fair value less selling costs, therefore, fair value less selling costs is only investigated when value in use is lower than the carrying amount of the cash generating unit. The value in use is calculated based on estimated future cash flow projections expected to result from the use of the cash generating unit, discounted using an appropriate long-term pre-tax discount rate. The value in use calculations use cash flow projections based on financial budgets and models over the projection period (six to seven years). The growth rates used are based on industry growth forecasts for the projected period as well as for the subsequent period. The discount rates used are based on the weighted average cost of capital (7,30%).

In the fourth quarter of 2006, we performed our annual impairment assessment of goodwill (using data as of October 1, 2005) in accordance with the provisions of IAS 38. In testing for potential impairment, we measured the estimated fair value of our cash generating units based upon discounted future operating cash flows using a discount rate reflecting our estimated average cost of funds. Differences in assumptions used in projecting future operating cash flows and cost of funds could have a significant impact on the determination of impairment amounts. In estimating future cash flows, we used our internal budgets. Our budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing. We concluded that no impairment existed. Even if our estimates of projected future cash flows were too high by 10%, there would be no impact on the reported value of goodwill at December 31, 2006. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of the cash generating units and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainty, and as additional information becomes known, we may change our estimates.

The allocation of the carrying amount of goodwill as of December 31, 2006, to the cash generating units and key assumptions used for the value in use calculations is presented below:

Cash Generating Units
(US$)
Cash generating unit	Carrying amount of goodwill
IVD Assays	34.671.000
Large Scale Sampling	24.275.000
Whole Genome Amplification	21.418.000
Mag Attract	20.191.000
Multiplex Assays	14.768.000
Amplification	7.849.000
Christalization	6.692.000
PCR Diagnostics	5.639.000
siRNA	4.836.000
Research Biolabs	5.033.000
Tiangen	1 .828.000
MSSP	1.458.000
QIAGEN KK	857.000
Molecular Diagnostics	301.000

149.816.000

19.	Intangible Assets

Intangible Assets
(US$)	Jan. 1, 2006	Additions	Additions from Business Combinations	Disposals	Currency Adjustments	Dec. 31, 2006
Cost
Technology rights and patents	78.152.000	6.841.000	27.471.000	226.000	6.369.000	118.607.000
Computer software	23.650.000	3.867.000	10.000	356.000	1.514.000	28.685.000
Development expenses	18.016.000	10.333.000	2.200.000	0	1.932.000	32.481.000
Other intellectual properties	10.226.000	2.653.000	12.034.000	0	875.000	25.788.000

	130.044.000	23.694.000	41.715.000	582.000	10.690.000	205.561.000

	Jan. 1, 2006	Additions	Disposals	Currency Adjustments	Dec. 31, 2006
Accumulated amortization
Technology rights and patents	13.350.000	8.596.000	5.000	1.325.000	23.266.000
Computer software	17.247.000	3.566.000	111.000	1.116.000	21.818.000
Development expenses	1.697.000	1.920.000	0	253.000	3.870.000
Other intellectual properties	462.000	2.075.000	0	99.000	2.636.000

	32.756.000	16.157.000	116.000	2.793.000	51.590.000

	Dec. 31, 2006	Dec. 31, 2005
Net book value
Technology rights and patents	95.341.000	64.802.000
Computer software	6.867.000	6.403.000
Development expenses	28.611.000	16.319.000
Other intellectual properties	23.152.000	9.764.000

	153.971.000	97.288.000

The amortization on intangible assets is allocated to the functional areas in which the respective intangible assets are used (primarily R&D). In 2006 acquisition related intangible amortization in the amount of US$ 6,4 million is included in R&D expenses (2005: US$ 3,4 million) and acquisition related intangible amortization in the amount of US$ 2,1 million is included in S&M expenses (2005: US$ 0,4 million).

The information for the comparative period is provided below:

Intangible Assets
(US$)	Jan. 1, 2005	Additions	Additions from Business Combinations	Disposals	Currency Adjustments	Dec. 31, 2005
Cost
Technology rights and patents	42.004.000	6.007.000	35.991.000	937.000	(4.913.000)	78.152.000
Computer software	23.329.000	2.051.000	36.000	121.000	(1.645.000)	23.650.000
Development expenses	8.735.000	10.647.000	0	0	(1.366.000)	18.016.000
Other intellectual properties	1.567.000	946.000	8.182.000	0	(469.000)	10.226.000

	75.635.000	19.651.000	44.209.000	1.058.000	(8.393.000)	130.044.000

	Jan. 1, 2005	Additions	Disposals	Currency Adjustments	Dec. 31, 2005
Accumulated amortization
Technology rights and patents	8.740.000	5.811.000	257.000	(944.000)	13.350.000
Computer software	15.225.000	3.349.000	193.000	(1.134.000)	17.247.000
Development expenses	673.000	1.129.000	0	(105.000)	1.697.000
Other intellectual properties	77.000	435.000	0	(50.000)	462.000

	24.715.000	10.724.000	450.000	(2.233.000)	32.756.000

	Dec. 31, 2005	Dec. 31, 2004
Net book value
Technology rights and patents	64.802.000	33.264.000
Computer software	6.403.000	8.104.000
Development expenses	16.319.000	8.062.000
Other intellectual properties	9.764.000	1.490.000

	97.288.000	50.920.000

20.	Investments in Equity-Accounted Investees

Investments in Equity-Accounted Investees (US$)	Ownership Percentage	Dec. 31, 2006	Dec. 31, 2005
PreAnalytiX GmbH	50,0%	2.623.000	883.000
QBM Cell Science	19,5%	546.000	574.000

		3.169.000	1.457.000

Gain (Loss) from Investments in Equity-Accounted Investees		2006	2005
PreAnalytiX GmbH		1.009.000	(1.079.000)
QBM Cell Science		(28.000)	3.000

		981.000	(1.076.000)

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH (PreAnalytiX). The investment is accounted for under the equity method. The Company has been a 50% joint venture partner in PreAnalytiX since November 1999, when the joint venture was formed. PreAnalytiX develops, manufactures and markets integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing.

In 2005 both joint venture partners converted outstanding loans into equity and additionally made payments into the equity of PreAnalytiX. For further information on PreAnalytiX reference is made to 30. ‘Related Party Transactions’.

As of December 31, 2006, total assets of PreAnalytiX amount to US$ 7.540.000 (December 31, 2005: US$ 4.073.000) and shareholders’ equity amounts to US$ 7.006.000 (December 31, 2005: US$ 3.399.000). In 2006 the Company generated revenues of US$ 7.751.000 (2005: US$ 4.730.000) and net income of US$ 3.247.252 (2005: USD 97.000).

As a QIAGEN representative has a board seat at QBM Cell Science, QIAGEN has significant influence on that company. Accordingly, the share in QBM Cell Science is recorded at equity in spite of the fact that QIAGEN’s share is below 20%.

As of December 31, 2006, total assets of QBM Cell Science amount to US$ 576.000 (December 31, 2005: US$ 522.000) and shareholders’ equity amounts to US$ 518.000 (December 31, 2005: US$ 451.000). In 2006 the Company recorded revenues of US$ 523.000 and a net loss of US$ 37.000 (2005: net loss of US$107.000).

21.	Other Non-Current Assets

Other Non-Current Assets
(US$)	Dec. 31, 2006	Dec. 31, 2005
Notes receivable Operon Biotechnologies Inc.	4.235.000	4.886.000
Escrow funds	2.500.000	4.458.000
Other	2.026.000	1.061.000

	8.761.000	10.405.000

22.	Financial Debts

Financial Debts
(US$)	Dec. 31, 2006	Dec. 31, 2005
USD 300,0 million 3,25% convertible bond 2006/2026 bearing interest at a rate of 3,25%	241.768.000	0
USD 150,0 million 1,5% convertible bond 2004/2024 bearing interest at a rate of 1,50%	124.231.000	119.199.000
EUR 30,0 million (2005: EUR 35,0 million) note payable bearing interest at EURIBOR (4,37% and 2,40% at Dec. 31, 2006 and 2005, respectively) plus 0,75%, due annually through June 2011	39.591.000	41.447.000
EUR 5,0 million note payable bearing interest at EURIBOR plus 0,75% due in June 2008	6.599.000	5.921.000

Total financial debts, non-current and current	412.189.000	166.567.000

Less current portion of non-current financial debts	8.642.000	6.746.000

Total non-current financial debts	403.547.000	159.821.000

Breakdown by maturities
2006	0	6.746.000
2007	8.642.000	5.921.000
2008	13.197.000	11.842.000
2009	6.599.000	5.921.000
2010	6.599.000	5.921.000
2011	136.602.000	130.216.000
Thereafter	240.550.000	0

	412.189.000	166.567.000

Total amount of secured financial debts	39.591.000	41.447.000
Unused lines of credit for short-term financing	12.400.000	11.000.000

The carrying amounts of current and non-current financial debts, excluding the convertible bonds, approximate their fair values. The fair values are based on future cash flows using market rate of interests for borrowings with similar credit status and maturities. As of December 31, 2006 and 2005, there were no fixed rate financial debts besides the convertible bonds.

The loan agreement related to the note payable of EUR 30,0 million contains certain financial and non-financial covenants, including but not limited to restrictions on the encumbrance of land, restrictions on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2006 and 2005.

The Company has five separate lines of credit amounting to US$ 12,4 million, with interest rates ranging from 6,19% to 7,75%, none of which was utilized at December 31, 2006. There were no current borrowings outstanding at December 31, 2006 and 2005. Interest expense on line of credit and current borrowings was US$ 0 for the years ended December 31, 2006 and 2005.

Interest expense on non-current debt was US$ 19,9 million for the year ended December 31, 2006 (2005: US$ 7,5 million).

Convertible Bond 2004/2024
(US$)	Dec. 31, 2006	Dec. 31, 2005
Face value of convertible bond issued in August 2004	150.000.000	150.000.000
Transaction costs	(3.300.000)	(3.300.000)
Equity conversion component	(35.584.000)	(35.584.000)

Liability component on initial recognition in August 2004	111.116.000	111.116.000

Accrued interest expense	13.115.000	8.083.000

	124.231.000	119.199.000

In August 2004, the Company completed the sale of US$ 150,0 million principal amount of 1,50% convertible unsubordinated notes (Notes) due 2024, through its subsidiary QIAGEN Finance (Luxembourg) S.A. Interest on the Notes is payable semi-annually in February and August. The Notes were issued at 100% of principal value, and are convertible into 11,9 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 12,6449 per share, subject to adjustment. The Notes may be redeemed, in whole or in part, at QIAGEN’s option on or after 7 years, at 100% of the principal amount provided the actual trading price of our common stock exceeds 120% of the conversion price for twenty consecutive trading days. In addition, the holders of the Notes may require QIAGEN to repurchase all or a portion of the Notes for 100% of the principal amount, plus accrued interest, on August 18, 2011, 2014 and 2019. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2006, was approximately US$ 200,0 million (December 31, 2005: US$ 162,8 million). The effective interest rate of the Notes amounts to 5,20%. The Company has reserved 11,9 million shares of common stock for issuance in the event of conversion.

Convertible Bond 2006/2026
(US$)	Dec. 31, 2006	Dec. 31, 2005
Face value of convertible bond issued in August 2004	300.000.000	0
Transaction costs	(4.788.000)	0
Equity conversion component	(60.561.000)	0

Liability component on initial recognition in May 2006	234.651.000	0

Accrued interest expense	7.117.000	0

	241.768.000	0

In May 2006, the Company completed the sale of US$ 300,0 million principal amount of 3,25% senior convertible notes (2006 Notes) due 2026, through its subsidiary QIAGEN Euro Finance (Luxembourg) S.A. Interest on the 2006 Notes is payable semi-annually in May and November. The 2006 Notes were issued at 100% of principal value, and are convertible into 15,0 million shares of common shares at the option of the holder upon the occurrence of certain events at a price of US$ 20,00 per share, subject to adjustment. The 2006 Notes cannot be called for the first 7 years and are callable thereafter subject to a provisional call trigger of 130% of the conversion price. In addition, the holders of the 2006 Notes may require QIAGEN to repurchase all or a portion of the outstanding Notes for 100% of the principal amount, plus accrued interest, on May 16, 2013, 2017 and 2022. Based on an estimation using available over-the-counter market information on the convertible bond issued by QIAGEN Euro Finance (Luxembourg) S.A., the fair value of the Notes at December 31, 2006, was approximately US$ 316,5 million. The effective interest rate of the Notes amounts to 7,3%. The Company has reserved 15,0 million shares of common stock for issuance in the event of conversion.

23.	Provisions

Provisions
(US$)	Jan. 1, 2006	Utilization	Reversal	Additions	Currency Adjustments	Dec. 31, 2006
Warranty	1.332.000	(823.000)	(223.000)	1.071.000	56.000	1.413.000
Acquisition and related costs	519.000	(514.000)	0	3.139.000	134.000	3.278.000
Relocation and restructuring costs	120.000	(120.000)	0	324.000	2.000	326.000

	1.971.000	(1.457.000)	(223.000)	4.534.000	192.000	5.017.000

The Company warrants its products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty costs is recorded when consumables are shipped and when title on instrumentation equipment passes to the customer.

The provision for acquisition and related costs primarily relates to severance and employee related costs as well as to lease and related costs.

For all provisions it is expected that the respective costs will be incurred in the next financial year.

In prior year this position included other provisions of USD 5.318.000 which was retrospectively reclassified to accrued expenses and other current liabilities.

24.	Accrued Expenses and Other Current Liabilities

Accrued Expenses and Other Current Liabilities
(US$)	Dec. 31, 2006	Dec. 31, 2005
Royalties	9.392.000	9.045.000
Payroll and related accrued liabilities	15.150.000	8.605.000
Deferred revenue	5.562.000	4.198.000
Professional and other fees	1.897.000	2.887.000
Sales and other taxes	2.123.000	1.922.000
Management bonuses	727.000	1.231.000
Other liabilities	20.318.000	15.978.000

	55.169.000	43.866.000

Revenues for extended warranty services or product maintenance contracts are deferred and recognized on a straight-line basis over the contract period.

Provisions for professional and other fees are recorded when the respective services are received.

The Company records provisions for sales and other taxes when the exposure item becomes probable and reasonably estimable.

Accrued expenses and other current liabilities are non-interest bearing and have an average term of six months.

25.	Shareholders’ Equity

Shareholders’ Equity
(US$)	Dec. 31, 2006	Dec. 31, 2005
Common shares, EUR 0,01 par value:
Authorized–260.000.000 shares
Issued and outstanding - 150.167.540 shares in 2006 and 148.455.864 shares in 2005	1.535.000	1.513.000
Share premium	327.226.000	265.143.000
Retained earnings	273.312.000	199.999.000
Other reserves	1.114.000	1.096.000
Cumulative foreign currency translation adjustments	40.733.000	15.505.000

Total shareholders’ equity attributable to equity holders of the parent	643.920.000	483.256.000

Other Reserves

Other Reserves (US$)	Total	Cash Flow Hedges	Marketable Securities
January 1, 2005	(838.000)	(500.000)	(338.000)
Unrealized loss on cash flow hedges	(1.373.000)	(1.373.000)	0
Unrealized gain on marketable securities	2.800.000	0	2.800.000
Realized loss on marketable securities	507.000	0	507.000

December 31, 2005	1.096.000	(1.873.000)	2.969.000

Unrealized loss on cash flow hedges	(539.000)	(539.000)	0
Realized loss on cash flow hedges	2.122.000	2.122.000	0
Unrealized loss on marketable securities	(1.565.000)	0	(1.565.000)

December 31, 2006	1.114.000	(290.000)	1.404.000

26.	Retained Earnings

At the Annual General Meeting of Shareholders on June 20, 2007, the Board of Directors will propose to carry forward the profit for the year of QIAGEN N.V., the holding company of the Group, which is determined in accordance with the legal provisions of the Dutch Civil Code.

27.	Stock Option Plan

On April 30, 1996, the Company adopted the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan and during 2005 the Company adopted the QIAGEN N.V. Amended and Restated 2005 Stock Plan (the Plan). The Plan allows for the granting of stock rights, incentive stock options, as well as for non-qualified options, stock grants and stock based awards, generally with terms of up to 10 years, subject to earlier termination in certain situations. Generally, the options granted prior to October 2004 vested over a three-year period. During 2004 and 2005 the Company accelerated the vesting of certain options. The vesting and exercisability of certain stock rights will be accelerated in the event of a Change of Control, as defined in the Plan. To date all grants have been at the market value on the grant date or at a premium above the closing market price on the grant date. The settlement of the Plan is accomplished by the issuance of common stock to the bearers of the options. In this respect the Company has approximately 17,7 million shares of common stock reserved and available for issuance under this plan at December 31, 2006.

During the years ended December 31, 2006 and 2005, 201.500 and 2.7 million stock options were granted, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions used for the grants: weighted average risk-free interest rates of 4,74% and 4,02% and a weighted average expected life of 6,00 years and 4,26 years for the years ended December 31, 2006 and 2005, respectively. The weighted average expected volatility which was determined based on market volatility for QIAGEN shares was 43%, and 52% for the years ended December 31, 2006 and 2005, respectively. It is assumed that no dividends would be issued during the option term. For the year ended December 31, 2006, the estimated forfeiture rate was 9%.

Information regarding the Plan as of December 31, 2006 and 2005, and changes during the years then ended is summarized as follows:

Stock Options (US$)	Stock Options	Weighted Average Exercise Price
January 1, 2005	13.047.739	12,36

Granted	2.749.456	12,04
Exercised	(1.435.657)	5,62
Forfeited	(776.243)	16,55

December 31, 2005	13.585.295	12,75

Granted	201.500	15,55
Exercised	(1.586.676)	6,93
Forfeited	(483.580)	16,51

December 31, 2006	11.716.539	13,43

At December 31, 2006 and 2005, options were exercisable with respect to 11,5 million and 13,4 million shares at a weighted average price of US$ 13,40 and US$ 12,81 per share, respectively. The options outstanding at December 31, 2006, expire in various years through 2016. Information about stock options outstanding at December 31, 2006, is summarized as follows:

Stock Options

Range of Exercise Prices (US$)	Number Outstanding at Dec. 31, 2006	Weighted Average Remaining Contract Life (years)	Weighted Average Exercise Price (US$)	Number Exercisable at Dec. 31, 2006	Weighted Average Exercise Price (US$)
1,06-6,02	1 .751 .672	4,92	5,39	1.751.672	5,39
6,02-8,94	1.289.563	4,17	8,28	1.289.563	8,28
9,00-10,43	1.312.244	6,60	10,16	1.296.569	10,16
10,61-11,75	1.233.310	7,96	11,34	1.233.310	11,34
11,85-11,99	1.181.469	8,35	11,97	1.181.469	11,97
12,11-13,15	1.171.411	7,68	12,79	1.171.411	12,79
13,28-15,48	1.473.714	5,89	14,83	1.423.714	14,83
15,81-20,56	1.278.561	4,89	18,89	1.127.061	19,93
20,80-47,75	994.925	3,80	33,45	994.925	33,45
49,75-49,75	29.670	3,58	49,75	29.670	49,75

1,06-49,75	11.716.539	5,99	13,43	11.499.364	13,40

During 2006, 1.586.676 stock options (2005: 1.435.657 stock options) were exercised yielding proceeds of US$ 11,0 million (2005: US$ 8,0 million). Stock options cancelled in all years since inception of the plan are the result of options forfeited by participants upon their departure from the Group.

In 2006 a compensation charge of US$ 326.000 (2005: US$ 23,1 million) has been recognized. The compensation charge related to stock options granted is being expensed over the three-year vesting period.

During the fourth quarter of 2005, the Company accelerated the vesting of 1,2 million stock options. The acceleration applied to certain in-the-money options and options held by Supervisory and Managing Board members. The accelerated options were given a sales restriction, such that any shares held through the exercise of an accelerated option could not be sold, prior to the original vesting date. The after tax expense resulting from the acceleration amounted to US$ 1,4 million in 2005.

28.	Commitments and Contingencies

Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2011. Certain facility and equipment leases constitute finance leases expiring in various years through 2018. The accompanying consolidated financial statements include the assets and liabilities arising from these finance lease obligations.

Minimum future obligations under finance and operating leases at December 31, 2006, are as follows:

Finance and Operating Leases (US$)	Finance Leases	Operating Leases
2007	1.488.000	8.396.000
2008	1.563.000	6.426.000
2009	1.534.000	3.833.000
2010	1.550.000	2.975.000
2011	1.491.000	1.652.000
Thereafter	10.366.000	140.000

	17.992.000	23.422.000

Less: amount representing interest	(5.160.000)

	12.832.000
Less: current portion	(823.000)

	12.009.000

There are no material renewal or purchase options and escalation clauses included in the lease agreements.

Rent expense under non-cancelable operating lease agreements was US$ 9,1 million in 2006 and US$ 7,5 million in 2005.

Licensing and Purchase Commitments

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to 20% of covered products. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of US$ 9,3 million and US$ 9,0 million at December 31, 2006 and 2005, respectively. Royalty expense relating to these agreements amounted to US$ 24,0 million and US$ 21,8 million for the years ended December 31, 2006 and 2005, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

At December 31, 2006, the Company had commitments with several vendors to purchase certain products, and for future minimum guaranteed royalties. They are as follows:

Purchase and Royalties Commitments (US$)	Purchase Commitments	Royalty Commitments
2007	13.810.000	635.000
2008	9.355.000	413.000
2009	172.000	413.000
2010	172.000	413.000
2011	172.000	413.000
Thereafter	1.438.000	888.000

	25.119.000	3.175.000

Contingent Consideration Commitments

Pursuant to the purchase agreements for certain acquisitions, as discussed in detail under 4. ‘Acquisitions’ the Company could be required to make additional contingent cash payments totaling up to US$ 44,6 million based on the achievement of certain revenue and operating results milestones as follows: US$ 16,9 million in 2007, US$ 6,7 million in 2008, US$ 4,0 million in 2009, and US$ 17,0 million payable in any 12 month period from now until 2010 if revenues exceed a certain amount and US$ 1,0 million payable upon the grant of certain patent rights.

Employment Agreements

Certain of our executive employment contracts contain provisions which guarantee the payments of certain amounts in the event of a change in control, as defined, or if the executive is terminated for reasons other than cause, as defined in those agreements. At December 31, 2006, the commitment under these agreements totaled US$ 17,0 million.

Contingencies

From time to time the Company may be party to legal proceedings incidental to its business. As of December 31, 2006 and 2005, certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

In the ordinary course of business, the Company warrants to customers that its products are free of defect and will conform to published specifications. Generally, the applicable product warranty period is one year from the date of delivery of the product to the customer or of site acceptance, if required. Additionally, the Company typically provides limited warranties with respect to its services. From time to time, the Company also makes other warranties to customers, including warranties that its products are manufactured in accordance with applicable laws and not in violation of third party rights. The Company provides for estimated warranty costs at the time of the product sale. The Company believes its warranty reserves as of December 31, 2006 and 2005, appropriately reflect the estimated cost of such warranty obligations.

29.	Employee Benefits

The Company maintains various benefit plans, including defined contribution and defined benefit plans. The Company’s U.S. defined contribution plan is qualified under Section 401 (k) of the Internal Revenue Code, and covers substantially all U.S. employees. Participants may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. This plan includes a provision for the Company to match a portion of employee contributions. Total expense under the 401 (k) plan was US$ 881.000 and US$ 782.000 for the years ended December 31, 2006 and 2005, respectively. The Company also has a defined contribution plan which covers certain German executives. The Company makes matching contributions up to an established maximum. In 2006 and 2005, matching contributions to the plan totaled approximately US$ 295.000 and US$ 82.000, respectively.

The Company has four defined benefit, non-contributory retirement or termination plans that cover certain employees in Germany, France, Japan and Italy. These defined benefit plans provide benefits to covered individuals satisfying certain age and service requirements. For certain plans, the Company calculates the vested benefits to which employees are entitled if they separate immediately as of December 2006. The benefits accrued on a pro-rata basis during the employees’ employment period are based on the individuals’ salaries, adjusted for inflation. The liability under the defined benefit plans was US$ 1,7 million at December 31, 2006, and US$ 1,4 million at December 31, 2005.

30.	Related Party Transactions

From time to time, the Company has transactions with companies in which the Company holds an interest all of which are individually and in aggregate immaterial except for certain transactions with PreAnalytiX GmbH and Operon Biotechnologies, Inc.

The Company has a 50% interest in a joint venture company, PreAnalytiX GmbH, which is accounted for under the equity method. In 2005 both joint venture partners converted outstanding loans into equity and additionally made payments into the equity of PreAnalytiX GmbH. Amounts due to/from PreAnalytiX GmbH at year end are summarized as follows:

PreAnalytiX GmbH
(US$)	Dec. 31, 2006	Dec. 31, 2005
Accounts receivable	46.000	359.000
Accounts payable	(335.000)	(960.000)

	(289.000)	(601.000)

In 2004, the Company sold a significant portion of its synthetic DMA business unit to Operon Biotechnologies, Inc. (OBI) and agreed to provide certain transition services for a period of six months. The Company also has a Manufacturing and Supply Agreement with OBI, wherein QIAGEN granted to OBI an exclusive license to manufacture and supply certain RNA products to the Company. During the years ended December 31, 2006 and 2005, the Company had sales to OBI of US$ 1,1 million and US$ 645.000, respectively. As of December 31, 2006 and 2005, the Company had a loan receivable from OBI of US$ 5,2 million and US$ 6,3 million, accounts receivable from OBI of US$1,1 million and US$ 35.000, and accounts payable to OBI of US$ 1,8 million and US$ 265.000, respectively.

In 2004, QIAGEN entered into a consulting agreement with Dr. Metin Colpan, the Company’s former Chief Executive Officer and current Supervisory Board member, pursuant to which Dr. Colpan shall be paid a fee of EUR 2.750 per day for consulting services less the amount received as member of the Supervisory Board. During 2006 and 2005, the Company paid approximately US$ 524.000 and US$ 447.000, respectively, to Dr. Colpan for scientific consulting services under this agreement.

Compensation of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2006. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2006 consists of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses), as well as long-term incentives containing risk elements, including, but not limited to, stock options or other equity-based compensation and pension plans. The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

Year Ended December 31, 2006	Annual Compensation (US$)
Name	Fixed Salary	Variable Cash Bonus	Other*	Total
Peer M. Schatz	942.000	373.000	1.000	1.316.000
Roland Sackers	377.000	128.000	157.000	662.000
Dr. Joachim Schorr	259.000	104.000	38.000	401.000
Bernd Uder	276.000	104.000	10.000	390.000

*	Amounts include, among others, inventor bonus and expatriate fringe pay. Does not include the reimbursement of certain expenses relating to travel incurred at the request of the Company or other reimbursements or payments that in total did not exceed the lesser of $50,000 or 10% or the total salary and bonus reported for the officer.

The Supervisory Board compensation for 2006 consists of fixed compensation for Board members, an additional amount for Chairman and Vice Chairman, and committee membership fees. Supervisory Directors receive variable compensation which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5.000 per year. We did not pay any agency or advisory service fees to members of the Supervisory Board other than US$ 524.000 to Dr. Colpan for his scientific consulting services.

(US$) Name	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	15.000	15.000	6.000	2.500	7.000	45.500
Dr. Heinrich Hornef	15.000	10.000	11.000	5.000	7.000	48.000
Dr. Metin Colpan	15.000	—	5.000	—	7.000	27.000
Jochen Walter*	15.000	—	5.000	1.250	7.000	28.250
Dr. Franz A. Wirtz	15.000	5.000	8.000	3.750	7.000	38.750
Erik Hornnaess	15.000	—	10.000	5.000	7.000	37.000
Prof. Dr. Manfred Karobath	15.000	—	4.500	2.500	7.000	29.000

*	Mr. Jochen Walter was a member of our Supervisory Board from 1988 until 2006 during which time he served on the Audit Committee from 1996 until 2006.

Board members also receive a variable component, in the form of stock options. Stock options granted to the Managing and Supervisory Boards must have an exercise price that is higher than the market price at the time of grant. During 2006, no options were granted to the members of the Managing and Supervisory Board.

Year Ended December 31, 2006	Long-Term C Compensation (US$)
Name	Defined Contribution Benefit Plan	Stock Options
Peer M. Schatz	73.000	—
Roland Sackers	63.000	—
Dr. Joachim Schorr	23.000	—
Bernd Uder	23.000	—

The following table sets forth the vested and unvested options of officers and directors as of February 1, 2007:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices (US$)
Peer M. Schatz	2.399.876	—	1/2008 to 12/2015	4,590 to $	20,563

Roland Sackers	375.925	—	9/2009 to 12/2015	8,940 to $	20,563

Dr. Joachim Schorr	241.444	—	10/2011 to 12/2015	8,940 to $	17,900

Bernd Uder	192.607	—	3/2011 to 12/2015	8,940 to $	20,563

Prof. Dr. Detlev H. Riesner	90.667	—	1/2010 to 12/2015	6,018 to $	20,563

Dr. Heinrich Hornef	76.000	—	1/2010 to 12/2015	11,985 to $	20,563

Dr. Metin Colpan	1.128.150	—	2/2007 to 12/2015	3,219 to $	20,563

Dr. Franz A. Wirtz	128.000	—	1/2008 to 12/2015	5,625 to $	20,563

Erik Hornnaess	122.300	—	1/2008 to 12/2015	5,625 to $	20,563

Prof. Dr. Manfred Karobath	90.000	—	1/2010 to 12/2015	6,018 to $	20,563

31.	Derivative Financial Instruments

Market risk

The Group is exposed to market risk primarily related to foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. These exposures are actively managed in accordance with a written policy approved by the Board of Directors and subject to internal controls. The objective is to minimize, where deemed to be appropriate, fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates, interest rates and the market value of investments in financial assets and equity securities. To manage the volatility relating to these exposures and to enhance the yield on the investment in financial assets, the Group uses derivative financial instruments. The Group does not use financial derivatives for trading or speculative reasons, or for purposes unrelated to the normal business activities. Any loss in value on a financial derivative would normally be offset by an increase in the value of the underlying transaction.

Foreign currency exchange rates

The Group presents its consolidated financial statements in U.S. dollar. As a consequence of the global nature of QIAGEN’s business, the Group is exposed to foreign currency exchange rate movements, primarily in European and Asian countries. The Group uses foreign currency options and forward foreign exchange contracts to hedge certain anticipated cash flows in currencies other than the U.S. dollar to achieve relatively stable and predictable cash flows. Net investments in QIAGEN affiliates with a functional currency other than the U.S. dollar are of long-term nature and the Group does not hedge such foreign currency translation exposures.

Interest rates

The Group manages the exposure to interest rate risk through the proportion of fixed rate debt and floating rate debt, as well as the maturity profile of fixed rate financial assets. Net financial income earned on the Group’s net financial assets is generally affected by changes in the level of interest rates, principally the Euro and the U.S. dollar interest rate. The Group’s exposure to fluctuations in net financial income is managed by making investments in high quality financial assets which pay a fixed interest rate until maturity.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all new customers. At balance sheet date there are no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

Counterparty risk

Counterparty risk includes issuer risk on debt securities, settlement risk on derivative and money market transactions, and credit risk on cash and fixed term deposits. Issuer risk is limited by buying debt securities which are at least A rated. Settlement and credit risk is reduced by entering into transactions with counterparties that are usually at least A rated banks or financial institutions. Exposure to these risks and compliance with the risk parameters approved by the Board of Directors is closely monitored. The Group does not expect any losses due to non-performance by these counterparties, and the diverse portfolio of investments limits the exposure to any single counterparty or sector.

Fair values

The carrying amounts of financial assets and financial liabilities currently approximate their fair values. Investments in unquoted equity instruments are measured at cost as their fair values cannot be measured reliably due to the lack of reliable information needed for the determination of the fair values. However, it is estimated that the carrying amounts of these investment approximate their fair values. Fair values of different classes of financial assets and financial liabilities are determined based on exchanges of assets and settlements of liabilities in past transactions.

Equity prices

The Group is exposed to equity price risks on the marketable portion of the available-for-sale equity securities. Equity securities typically relate to other biotechnology and research companies. Equity securities are not purchased as part of the normal day-to-day management of financial assets but must be authorized by the Board of Directors and managed by the Group treasury department.

Commodities

The Group has exposures to price risk related to anticipated purchases of certain commodities used as raw materials in its business. A change in commodity prices may alter the gross margin, but due to the limited exposure to any single raw material, a price change is unlikely to have a material unforeseen impact on the Group’s earnings.

During 2004, the Company entered into forward arrangements which qualify for hedge accounting as cash flow hedges of foreign currency denominated liabilities. At December 31, 2006 and 2005, these forward contracts totaled US$ 44,0 million as a hedge to currency risk on intercompany loans. The contracts mature in July 2011 and have fair market values of approximately US$ -2,8 million and US$ 61.000, which are included in other non-current liabilities and other non-current assets in the accompanying consolidated balance sheet at December 31, 2006 (fair value of US$ 663.000 at December 31, 2005).

During 2006, the Company also entered into two additional forward arrangements which qualify as cash flow hedges of foreign currency denominated liabilities. At December 31, 2006, the Company held a contract for CAD 8,0 million which matures in February 2007 and has a fair market value of US$ 126.000 at December 31, 2006. Additionally the Company held a contract for JPY 200,0 million which matures in April 2007 and has a fair market value of US$ 190.000 at December 31, 2006. The fair values of these forwards are included in prepaid and other assets at December 31, 2006.

At December 31, 2005, the Company held a contract for CAD 9,0 million which matured in February 2006 and had a fair market value of US$ -377,000 which was included in accrued and other current liabilities at December 31, 2005.

The gain or loss on the change in the fair values of the derivatives are included in earnings to the extent they offset the earnings impact of changes in the fair values of the hedged obligations. Any difference is deferred in other reserves, a component of shareholders’ equity. These contracts effectively fix the exchange rate at which the intercompany loans will be settled, so that gains or losses on the forward contracts offset the losses or gains from changes in the value of the underlying intercompany loans. The Company has determined that no ineffectiveness exists related to these derivatives. Unrealized losses which have been recorded in equity amount to US$ 539.000 in 2006 (unrealized losses of US$ 1.373.000 in 2005). Realized losses recorded through the income statement amount to US$ 2.122.000 in 2006.

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the requirement, to purchase foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. The fair values of these options were not significant at December 31, 2006 and 2005.

The fair values of derivative financial instruments, if all the instruments were closed out at year end, are as follows as of December 31, 2006 and 2005:

Derivative Financial Instruments
(US$)	Positive fair values Dec. 31, 2006	Negative fair values Dec. 31, 2006	Positive fair values Dec. 31, 2005	Negative fair values Dec. 31, 2005
Forward contracts	377.000	(2.818.000)	189.000	(1.211.000)

32.	Segment Information

Primary Reporting Format – Geographical Segments

The Company manages its business based on the locations of its subsidiaries. Therefore, reportable segments are based on the geographic locations of the subsidiaries. The Company’s reportable segments include the Company’s production, manufacturing and sales facilities located throughout the world. In addition, the Company’s Corporate segment includes its holding company located in The Netherlands and two subsidiaries located in Germany which operate only in a corporate support function. The reportable segments derive revenues from the Company’s entire product and service offerings. It is not practicable to provide a detail of revenues for each group of similar products and services offered by the Company.

In accordance with the increase of the number of consolidated companies within the QIAGEN Group we reassessed the composition of our reportable segments during 2006. In the prior year we had provided segment information for the United States, Germany, Switzerland, Japan, the United Kingdom, Norway, The Netherlands and other countries.

Based on the reassessment we came to the conclusion that our reportable segments are properly reflected as:

•	North America

•	Germany

•	Switzerland

•	Asia

•	Rest of World

•	Corporate, which includes QIAGEN N.V. in the Netherlands and two German subsidiaries

The prior year segment information presented for comparative purposes has been restated accordingly.

Summarized financial information concerning the Company’s reportable geographical segments is shown in the following tables:

Revenues (US$)	2006	2005
North America	318.865.000	285.242.000
Germany	220.325.000	187.381.000
Switzerland	40.044.000	36.957.000
Asia	49.875.000	35.266.000
Rest of World	109.025.000	88.924.000
Corporate	525.000	985.000

	738.659.000	634.755.000

Intersegment elimination	(272.881.000)	(236.360.000)

	465.778.000	398.395.000

Revenues are attributed to countries based on the location of the Company’s subsidiary. During 2006 and 2005, no single customer represented more than ten percent of consolidated revenues. United States export revenues did not exceed ten percent of consolidated revenues during fiscal year 2006 or 2005.

Intersegment Revenues (US$)	2006	2005
North America	(115.924.000)	(103.357.000)
Germany	(129.438.000)	(107.882.000)
Switzerland	(26.518.000)	(25.058.000)
Asia	(784.000)	0
Rest of World	(188.000)	(15.000)
Corporate	(29.000)	(48.000)

	(272.881.000)	(236.360.000)

All intersegment sales are accounted for by a formula based on local list prices and manufacturing costs and are eliminated in consolidation.

Income (Loss) from Operations (US$)	2006	2005
North America	29.714.000	34.564.000
Germany	59.276.000	34.555.000
Switzerland	2.600.000	1.909.000
Asia	8.485.000	6.603.000
Rest of World	15.572.000	13.317.000
Corporate	(6.550.000)	(6.554.000)

	109.097.000	84.394.000

Intersegment elimination	(557.000)	(1.591.000)

	108.540.000	82.803.000

The Corporate component of operating income (loss) is primarily general and administrative expenses. The intersegment elimination represents primarily the elimination of intercompany profit.

Depreciation and Amortization (US$)	2006	2005
North America	10.283.000	6.538.000
Germany	15.420.000	14.687.000
Switzerland	1.982.000	1.976.000
Asia	1.643.000	231.000
Rest of World	1.850.000	2.096.000
Corporate	780.000	963.000

	31.958.000	26.491.000

Assets (US$)	Dec. 31, 2006	Dec. 31, 2005
North America	313.495.000	292.376.000
Germany	375.797.000	367.942.000
Switzerland	93.164.000	83.389.000
Asia	71.437.000	26.181.000
Rest of World	96.636.000	69.589.000
Corporate	1.366.254.000	253.347.000

	2.316.783.000	1.092.824.000

Intersegment elimination	(1.082.411.000)	(318.944.000)

	1.234.372.000	773.880.000

Assets of Corporate include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

At December 31, 2006, for Switzerland, the net investment in equity-accounted investees was US$ 2.623.000 (December 31, 2005: US$ 883.000). The Netherlands had a net investment in equity-accounted investees of US$ 546.000 as of December 31, 2006 (December 31, 2005: US$ 574.000).

Capital Expenditures (US$)	2006	2005
North America	4.206.000	3.258.000
Germany	20.638.000	8.093.000
Switzerland	2.211.000	1.468.000
Asia	804.000	232.000
Rest of World	1.130.000	671.000
Corporate	6.000	6.000

	28.995.000	13.728.000

Long-Lived Assets (Excluding Deferred Income Taxes) (US$)	Dec. 31, 2006	Dec. 31, 2005
North America	189.575.000	127.130.000
Germany	269.442.000	208.982.000
Switzerland	9.323.000	14.533.000
Asia	30.484.000	4.434.000
Rest of World	31.363.000	32.857.000
Corporate	6.741.000	3.248.000

	536.928.000	391.184.000

Liabilities (US$)	Dec. 31, 2006	Dec. 31, 2005
North America	45.150.000	24.335.000
Germany	112.604.000	106.791.000
Switzerland	14.122.000	7.805.000
Asia	9.185.000	3.189.000
Rest of World	400.809.000	141.953.000
Corporate	8.582.000	6.551.000

	590.452.000	290.624.000

Stock Option Expenses (US$)	2006	2005
North America	(65.000)	(3.941.000)
Germany	(197.000)	(13.383.000)
Switzerland	(19.000)	(1.327.000)
Asia	(7.000)	(580.000)
Rest of World	(38.000)	(1.232.000)
Corporate	0	(2.595.000)

	(326.000)	(23.058.000)

Impairment Losses (US$)	2006	2005
North America	(401.000)	0
Germany	(714.000)	(1.925.000)
Switzerland	(1.509.000)	0
Asia	0	0
Rest of World	0	0
Corporate	(2.121.000)	(665.000)

	(4.745.000)	(2.590.000)

Secondary Reporting Format – Business Segments

The consumables business segment and the instruments business segment have been identified as the Companies business segments. The consumables business segment makes up for more than 90% of the revenues of the Group, for more than 90% of the combined result of the Group and for more than 90% of the total assets of the Group as of December 31, 2006 and 2005, respectively. Accordingly, the consumables business segment is considered to be the dominant business segment and any secondary segment reporting is omitted in accordance with materiality considerations.

33.	Subsequent Events

Dated April 12, 2007, the Company’s fully owned subsidiary QIAGEN North American Holdings Inc. has signed a definitive merger agreement with eGene Inc., Irvine, California, USA, pursuant to which eGene would become a fully owned subsidiary of QIAGEN North American Holdings Inc.

eGene is an early-stage company that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. The transaction has been approved by the boards of directors of both companies and is expected to close, subject to regulatory and stockholder approvals and customary closing conditions in the third quarter of 2007.

Under the terms of the agreement, QIAGEN North American Holdings Inc. will offer US$ 0,65 in cash and 0,0416 common shares of QIAGEN stock per share of eGene stock. The aggregate purchase consideration amounts to approximately US$ 34,0 million (based on the average closing prices of QIAGEN stock on the NASDAQ Global Select Market for the 20 trading days ending on April 12, 2007).

No other events or transactions have occurred subsequently to December 31, 2006, that would have a material impact on the financial statements as presented.

34.	Authorisation for Issue

The consolidated financial statements for the period ended December 31, 2006, were authorized for issue on April 25, 2007 by the Board of Directors.

35.	List of Consolidated Companies

The following is a list of the Company’s subsidiaries as of December 31, 2006, other than certain subsidiaries that did not in the aggregate constitute a significant subsidiary:

As of December 31, 2006
Company	Country	Currency	Capital	Ownership	Activity
Genaco Biomedical Products, Inc.	USA	USD	5.000	100%	P/R&D/S
Centra Systems, Inc.	USA	USD	161.000	100%	P/R&D/S
QIAGEN BV	Netherlands	EUR	18.000	100%	S
QIAGEN Deutschland Holding GmbH	Germany	EUR	25.000	100%	H
QIAGEN Euro Finance (Luxembourg) S.A.	Luxemburg	USD	25.000	100%	Finance
QIAGEN Finance Deutschland GmbH	Germany	EUR	25.000	100%	Finance
QIAGEN Finance (Luxembourg) S.A.	Luxemburg	EUR	125.000	100%	Finance
QIAGEN GmbH	Germany	EUR	210.000	100%	P/R&D/S
QIAGEN Hamburg GmbH	Germany	EUR	178.000	100%	P/R&D/S
QIAGEN, Inc. (Canada)	Canada	CAD	50.000	100%	S
QIAGEN, Inc. (USA)	USA	USD	15.000	100%	S
QIAGEN Instruments AG	Switzerland	CHF	14.939.000	100%	P/R&D
QIAGEN KK	Japan	JPY	10.000.000	100%	S
QIAGEN Ltd.	UK	GBP	105.000	100%	S
QIAGEN North American Holding Inc.	USA	USD	0	100%	H
QIAGEN NV	Netherlands	USD	1 .535.000	100%	H
QIAGEN Pty. Ltd.	Australia	AUD	160.000	100%	S
QIAGEN S.A.	France	EUR	240.000	100%	S
QIAGEN Sciences, Inc.	USA	USD	0	100%	P/R&D
QIAGEN Shared Services, Inc.	USA	USD	3.185.000	100%	H
QIAGEN SpA	Italy	EUR	100.000	100%	S
QIAGEN Vertriebsges. mbH	Austria	EUR	18.000	100%	S
Nextal Biotechnology Inc.	Canada	CAD	3.000	100%	P
Shenzhen PG Biotech Co. Ltd.	China	CNY	20.400.000	100%	P/R&D/S

Activities:	P (production): this company performs manufacturing and/or production activities for the Group.

R&D (research and development): this company performs research and development activities for the Group.

S (sales): this company performs marketing, export and trading activities for the Group.

H (headquarters): this company serves as headquarter of the Group or in a certain country.

Venlo, The Netherlands, May 14, 2007

/s/ Peer M. Schatz
Peer M. Schatz Chief Executive Officer

QIAGEN N.V.

COMPANY BALANCE SHEETS

(Before proposed appropriation of net income)

	Notes	December 31, 2006 US$	December 31, 2005 US$
Assets
Fixed Assets
Intangible fixed assets	(3)	43.131.000	28.613.000
Tangible fixed assets	(4)	10.000	6.000
Financial fixed assets	(5)	542.068.000	406.099.000

Total fixed assets		585.209.000	434.718.000

Current Assets
Receivables	(6)	1.643.000	4.418.000
Cash		109.524.000	87.087.000

Total current assets		111.167.000	91.505.000

Total assets		696.376.000	526.223.000

Shareholders’ Equity and Liabilities
Shareholders’ Equity:	(7)
Common shares		1.535.000	1.513.000
Share premium		327.226.000	265.143.000
Retained earnings		176.524.000	138.698.000
Net income		73.313.000	48.122.000
Legal reserves		23.475.000	13.179.000
Other reserves		1.114.000	1.096.000
Cumulative foreign currency translation adjustments		40.733.000	15.505.000

Total shareholders’ equity		643.920.000	483.256.000

Non-Current Liabilities:
Non-current liabilities		0	0

Total non-current liabilities		0	0

Current liabilities
Trade accounts payable		482.000	56.000
Payables to group companies		49.083.000	37.633.000
Accrued liabilities		2.891.000	5.278.000

Total current liabilities		52.456.000	42.967.000

Total shareholders’ equity and liabilities		696.376.000	526.223.000

The accompanying notes are an integral part of these financial statements.

QIAGEN N.V.

COMPANY INCOME STATEMENTS

	Notes	Year ended December 31, 2006 US$	Year ended December 31, 2005 US$
Net income from investments (after income tax)	(2)	59.124.000	50.147.000
Other income (after income tax)	(2)	14.189.000	(2.025.000)

Net income		73.313.000	48.122.000

The accompanying notes are an integral part of these financial statements.

QIAGEN N.V.

NOTES TO THE COMPANY FINANCIAL STATEMENTS

DECEMBER 31. 2006

1.	Accounting Policies

As from 2005, Dutch law allows companies that apply IFRS as adopted in the European Union in their consolidated financial statements to use the same accounting principles in the financial statements of the Company. Financial statements that are based on this provision qualify as financial statements under Dutch law. The financial statements of QIAGEN N.V. (the ‘Company’) included in this section are prepared in accordance with IFRS accounting principles as used in the consolidated financial statements in order to maintain the consistency between the figures in the consolidated financial statements and the financial statements of the Company.

Subsidiaries of QIAGEN N.V. are accounted for using the equity method.

As provided in section 402 of the Dutch Civil Code, Book 2, the income statement of QIAGEN N.V. includes only the net income from investments after tax and other income after tax, as the Company’s figures are included in the consolidated financial statements.

2.	Net Income from Investments / Other Income

Net income from investments relates to QIAGEN N.V.’s share in the earnings of its subsidiaries and affiliates.

3.	Intangible Fixed Assets

Intangible Fixed Assets (US$)	Dec. 31, 2006	Dec. 31, 2005
Goodwill	39.627.000	24.290.000
Other intangible assets	3.504.000	4.323.000

	43.131.000	28.613.000

The changes in the carrying amount of goodwill for the year are as follows:

Goodwill (US$)	Total
December 31, 2005	24.290.000
Additions	13.973.000
Foreign currency translation	1.364.000

December 31, 2005	39.627.000

The movements of other intangible assets for the year are as follows:

Other intangible assets (US$)	Jan. 1, 2006	Additions	Disposals	Dec. 31, 2006
Cost
Patent rights and licenses	5.454.000	2.000	0	5.456.000
Computer software	1.601.000	0	0	1.601.000

	7.055.000	2.000	0	7.057.000

	Jan. 1, 2006	Additions	Disposals	Dec. 31, 2006
Accumulated depreciation
Patent rights and licenses	1.931.000	501.000	0	2.432.000
Computer software	801.000	320.000	0	1.121.000

	2.732.000	821.000	0	3.553.000

	Dec. 31, 2006	Dec. 31, 2005
Net book value
Patent rights and licenses	3.024.000	3.523.000
Computer software	480.000	800.000

	3.504.000	4.323.000

For the comparative period the movements are as follows:

Other intangible assets (US$)	Jan. 1, 2005	Additions	Disposals	Dec. 31, 2005
Cost
Patent rights and licenses	5.430.000	24.000	0	5.454.000
Computer software	1.601.000	0	0	1.601.000

	7.031.000	24.000	0	7.055.000

	Jan. 1, 2005	Additions	Disposals	Dec. 31, 2005
Accumulated depreciation
Patent rights and licenses	739.000	1.192.000	0	1.931.000
Computer software	481.000	320.000	0	801.000

	1.220.000	1.512.000	0	2.732.000

	Dec. 31, 2005	Dec. 31, 2004
Net book value
Patent rights and licenses	3.523.000	4.691.000
Computer software	800.000	1.120.000

	4.323.000	5.811.000

4.	Tangible Fixed Assets

Tangible Fixed Assets (US$)	Jan. 1, 2006	Additions	Disposals	Dec. 31, 2006
Cost
Furniture and office equipment	42.000	6.000	0	48.000

	42.000	6.000	0	48.000

	Jan. 1, 2006	Additions	Disposals	Dec. 31, 2006
Accumulated depreciation
Furniture and office equipment	36.000	2.000	0	38.000

	36.000	2.000	0	38.000

	Dec. 31, 2006	Dec. 31, 2005
Net book value
Furniture and office equipment	10.000	6.000

	10.000	6.000

For the comparative period the movements are as follows:

Tangible Fixed Assets (US$)	Jan. 1, 2005	Additions	Disposals	Dec. 31, 2005
Cost
Furniture and office equipment	36.000	6.000	0	42.000

	36.000	6.000	0	42.000

	Jan. 1, 2005	Additions	Disposals	Dec. 31, 2005
Accumulated depreciation
Furniture and office equipment	36.000	0	0	36.000

	36.000	0	0	36.000

	Dec. 31, 2005	Dec. 31, 2004
Net book value
Furniture and office equipment	6.000	0

	6.000	0

5.	Financial Fixed Assets

Financial Fixed Assets (US$)	Dec. 31, 2006	Dec. 31, 2005
Investments in subsidiary companies	537.843.000	399.021.000
Participating interests	3.320.000	7.078.000
Loans receivable	905.000	0

	542.068.000	406.099.000

Financial Fixed Assets (US$)	Investments in subsidiary companies	Participating interests	Loans receivable	Total

Balance as of January 1, 2005	328.957.000	1.985.000	500.000	331.442.000
Additions / disposals	70.095.000	5.090.000	(500.000)	74.685.000
Dividends received	(25.481.000)	0	0	(25.481.000)
Share of net profit	50.144.000	3.000	0	50.147.000
Translation adjustments	(24.694.000)	0	0	(24.694.000)

Balance as of December 31, 2005	399.021.000	7.078.000	0	406.099.000

Additions / disposals	132.223.000	(3.730.000)	905.000	129.398.000
Dividends received	(78.422.000)	0	0	(78.422.000)
Share of net profit	59.152.000	(28.000)	0	59.124.000
Translation adjustments	25.869.000	0	0	25.869.000

Balance as of December 31, 2006	537.843.000	3.320.000	905.000	542.068.000

At December 31, 2006, the Company’s investments comprise (exclusive of insignificant investments and participating interests):

Name	Registered office	% owned
Subsidiary companies:
QIAGEN BV	Venlo, The Netherlands	100%
QIAGEN Deutschland Holding GmbH*	Hilden, Germany	100%
QIAGEN Euro Finance (Luxembourg) S.A.	Luxembourg	100%
QIAGEN Finance (Luxembourg) S.A.	Luxembourg	100%
QIAGEN Inc. (Canada)****	Mississauga, Canada	100%
QIAGEN Instruments AG	Hombrechtikon, Switzerland	100%
QIAGEN KK	Tokyo, Japan	100%
QIAGEN Ltd.	Crawley, England	100%
QIAGEN Ry. Ltd.	Victoria, Australia	100%
QIAGEN S.A.	Courtaboeuf Cedex, France	100%
QIAGEN SpA**	Milan, Italy	100%
QIAGEN NAH Inc.***	Valencia, United States	100%
QIAGEN Vertriebsgesellschaft mbH****	Vienna, Austria	100%
Shenzen PG Biotech Co. Ltd.	Shenzen, China	100%

*	and subsidiaries QIAGEN GmbH, QIAGEN Finance Deutschland GmbH and QIAGEN Hamburg GmbH (all 100 % owned).
**	75 % owned by QIAGEN N.V. and 25 % owned by QIAGEN GmbH.
***	and subsidiaries Genaco Biomedical Products Inc., Centra Systems Inc., QIAGEN Inc. (USA), QIAGEN Sciences Inc. and QIAGEN Shared Services, Inc (all 100 % owned).
****	and subsidiary Nextal Biotechnology Inc. (Canada) (100 % owned).

6.	Receivables

Receivables (US$)	Dec. 31, 2006	Dec. 31, 2005
Marketable securities	0	0
Receivables	128.000	450.000
Prepaid expenses and other	1.515.000	3.968.000

	1.643.000	4.418.000

7.	Shareholders’ Equity

Shareholders’ Equity (US$ ‘000)	Common Shares US$	Share Premium US$	Retained Earnings US$	Net Income US$	Legal Reserves US$	Cumulative Foreign Currency Other Reserves US$	Translation Adjustments US$	Total US$
December 31, 2005	1.513	265.143	138.698	48.122	13.179	1.096	15.505	483.256
Appropriation of prior year net income	—	—	48.122	(48.122)	—	—	—	—
Income and expense directly recognized in equity	—	—	—	—	—	18	25.228	25.246
Profit for the year	—	—		73.313	—	—	—	73.313
Allocation to legal reserves	—	—	(10.296)	—	10.296	—	—	—
Issue of convertible debt	—	41.540	—	—	—	—	—	41.540
Share issue for acquisition	2	1.846	—	—	—	—	—	1.848
Stock options	20	18.697	—	—	—	—	—	18.717

December 31, 2006	1.535	327.226	176.524	73.313	23.475	1.114	40.733	643.920

Legal reserves in the amount of US$ 23.475.000 (2005: US$ 13.179.000) were set up in connection with capitalized development expenses.

8.	Employee information

The average number of employees during the year was five (2005: four).

9.	Remuneration of Directors and Officers

The tables below state the amounts earned on an accrual basis by Directors and Officers in 2006. The variable component is based on performance relative to personal goals and corporate goals agreed by the Supervisory Board.

The compensation granted to the members of the Managing Board in 2006 consists of a fixed salary and other variable components. Variable compensation includes one-time and annual payments linked to business performance (bonuses). The variable part of the compensation is designed to strengthen the Board members’ commitment to the Company and its objectives.

Year Ended December 31, 2006	Annual Compensation (US$)
Name	Fixed Salary	Variable Cash Bonus	Total
Peer M. Schatz	188.000	69.000	257.000
Roland Sackers	95.000	38.000	133.000
Dr. Joachim Schorr	28.000	9.000	37.000
Bernd Uder	26.000	9.000	35.000

The Supervisory Board compensation for 2006 consists of fixed compensation for Board members, an additional amount for Chairman and Vice Chairman, and committee membership fees. Supervisory Directors receive variable compensation which is determined annually by the Compensation Committee pursuant to a formula based on growth of adjusted Earnings per Share provided that such remuneration will not exceed EUR 5,000 per year.

(US$) Name	Fixed Salary	Chairman/ Vice- Chairman Committee	Meeting Attendance	Committee Membership	Variable Cash Bonus	Total
Supervisory Board:
Prof. Dr. Detlev H. Riesner	15.000	15.000	6.000	2.500	7.000	45.500
Dr. Heinrich Hornef	15.000	10.000	11.000	5.000	7.000	48.000
Dr. Metin Colpan	15.000	—	5.000	—	7.000	27.000
Jochen Walter*	15.000	—	5.000	1.250	7.000	28.250
Dr. Franz A. Wirtz	15.000	5.000	8.000	3.750	7.000	38.750
Erik Hornnaess	15.000	—	10.000	5.000	7.000	37.000
Prof. Dr. Manfred Karobath	15.000	—	4.500	2.500	7.000	29.000

*	Mr. Jochen Walter was a member of our Supervisory Board from 1988 until 2006 during which time he served on the Audit Committee from 1996 until 2006.

Supervisory Board members also receive a variable component, in the form of stock options. Stock options granted to the Managing and Supervisory Boards must have an exercise price that is higher than the market price at the time of grant.

The following table sets forth the vested and unvested options of directors as of February 1, 2007:

Name	Total Vested Options	Total Unvested Options	Expiration Dates	Exercise Prices (US$)
Prof. Dr. Detlev H. Riesner	90.667	—	1/2010 to 12/2015	6,018 to $	20,563
Dr. Heinrich Hornef	76.000	—	1/2010 to 12/2015	11,985 to $	20,563
Dr. Metin Colpan	1.128.150	—	2/2007 to 12/2015	3,219 to $	20,563
Dr. Franz A. Wirtz	128.000	—	1/2008 to 12/2015	5,625 to $	20,563
Erik Hornnaess	122.300	—	1/2008 to 12/2015	5,625 to $	20,563
Prof. Dr. Manfred Karobath	90.000	—	1/2010 to 12/2015	6,018 to $	20,563

10.	Guarantees

In connection with the issuance of convertible notes in the amount of US$ 150 million by QIAGEN Finance (Luxembourg) S.A. in 2004 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

In connection with the issuance of convertible notes in the amount of US$ 300 million by QIAGEN Euro Finance (Luxembourg) S.A. in 2006 the Company is fully and unconditionally guaranteeing payments of principal and interest on the notes.

The Company has granted guarantees to banks as security for credit facilities of certain of its foreign subsidiaries amounting to RMB 30.000.000 at December 31, 2006.

Venlo, The Netherlands, May 14, 2007

/s/ Peer M. Schatz
Peer M. Schatz Chief Executive Officer

OTHER INFORMATION

QIAGEN N.V., VENLO

Appropriation of Net Income

According to Article 40 till 42 of the articles of association, the allocation of net income will be as follows. Subject to certain exceptions, dividends may only be paid out of profits as shown in our annual report as adopted by the General Meeting of Shareholders. Distributions may not be made if the distribution would reduce the shareholders’ equity below the sum of the paid-up capital and any reserves required by Dutch Law or the Articles.

Out of profits, dividends must first be paid on any outstanding Preference Shares (the “Preference Share Dividend”) in a percentage (the “Preference Share Dividend Percentage”) of the obligatory amount (call) paid up on such shares at the beginning of the fiscal year in respect of which the distribution is made. The Preference Share Dividend Percentage is equal to the Average Main Refinancing Rates during the financial year for which the distribution is made. Average Main Refinancing Rate shall be made understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank. If and to the extent that profits are not sufficient to pay the Preference Share Dividend in full, the deficit shall be paid out of the reserves, with the exception of any reserve, which was formed as share premium reserve upon the issue of Financing Preference Shares. If in any fiscal year the profit is not sufficient to make the distributions referred to above and if no distribution or only a partial distribution is made from the reserves referred to above, such that the deficit is not fully made good no further distributions will be made as described below until the deficit has been made good.

Out of profits remaining after payment of any dividends on Preference Shares such amounts shall be kept in reserve as determined by the Supervisory Board. Out of any remaining profits not allocated to reserve, a dividend shall be paid on the Financing Preference Shares in a percentage over the par value, increased by the amount of share premium that was paid upon the first issue of Financing Preference Shares, which percentage is related to the average effective yield on the prime interest rate on corporate loans in the United States as quoted in the Wall Street Journal. If and to the extent that the profits are not sufficient to pay the Financing Preference Share Dividend in full, the deficit may be paid out of the reserves if the Managing Board so decides with the approval of the Supervisory Board, with the exception of the reserve which was formed as share premium upon the issue of Financing Preference Shares.

Insofar as the profits have not been distributed or allocated to the reserves as specified above, they are at the free disposal of the General Meeting of Shareholders, provided that no further dividends will be distributed on the Preference Shares or the Financing Preference Shares.

The General Meeting may resolve, on the proposal of the Supervisory Board, to distribute dividends or reserves, wholly or partially, in the form of QIAGEN shares.

QIAGEN N.V., VENLO

Subsequent Events

Dated April 12, 2007, the Company’s fully owned subsidiary QIAGEN North American Holdings Inc. has signed a definitive merger agreement with eGene Inc., Irvine, California, USA, pursuant to which eGene would become a fully owned subsidiary of QIAGEN North American Holdings Inc.

eGene is an early-stage company that has developed and is commercializing a patented sample separation and analysis technology based on capillary electrophoresis. The transaction has been approved by the boards of directors of both companies and is expected to close, subject to regulatory and stockholder approvals and customary closing conditions in the third quarter of 2007.

Under the terms of the agreement, QIAGEN North American Holdings Inc. will offer US$ 0,65 in cash and 0,0416 common shares of QIAGEN stock per share of eGene stock. The aggregate purchase consideration amounts to approximately US$ 34,0 million (based on the average closing prices of QIAGEN stock on the NASDAQ Global Select Market for the 20 trading days ending on April 12, 2007).

No other events or transactions have occurred subsequently to December 31, 2006, that would have a material impact on the financial statements as presented.

To: Shareholders, Supervisory Board and Management of Qiagen N.V.

AUDITOR’S REPORT

Report on the financial statements

We have audited the accompanying (as set out on pages F-l to F-68) financial statements for the year 2006 of Qiagen N.V., Venlo, The Netherlands. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at December 31, 2006, the profit and loss account, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company balance sheet as at December 31, 2006, the company profit and loss account for the year then ended and the notes.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the managing directors’ report in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Qiagen N.V. as at December 31, 2006, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Qiagen N.V. as at December 31, 2006, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part e of the Netherlands Civil Code, we report, to the extent of our competence, that the managing directors’ report is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Eindhoven, May 14, 2007

for Ernst & Young Accountants

was signed by W. J. Spijker

RESULTS OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF QIAGEN N.V.

QIAGEN’s 2007 Annual General Meeting of Shareholders (the “Annual Meeting”) was held on June 20, 2007. The following actions were taken at the Annual Meeting:

1. A proposal to adopt the Annual Accounts of QIAGEN N.V. for the year ended December 31, 2006 (“Fiscal Year 2006”) was approved by a vote of 43,588,411 for versus 14,916 against. There were 247,533 abstentions.

2. A proposal to approve the performance of the Managing Board during Fiscal Year 2006 and to discharge the Managing Board from liability with respect to the exercise of their duties during Fiscal Year 2006 was approved by a vote of 42,222,594 for versus 145,906 against. There were 1,482,360 abstentions.

3. A proposal to approve the performance of the Supervisory Board during Fiscal Year 2006, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2006 was approved by a vote of 42,217,139 for versus 149,499 against. There were 1,484,222 abstentions.

4. A proposal to (re-)appoint six Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2008 was approved by a vote of 43,238,173 for versus 233,486 against. There were 379,201 abstentions.

5. A proposal to reappoint four Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2008 was approved by a vote of 43,256,479 for versus 221,080 against. There were 373,301 abstentions.

6. A proposal to reappoint Ernst & Young Accountants as auditors of the Company for the fiscal year ending December 31, 2007 was approved by a vote of 43,835,411 for versus 7,144 against. There were 8,305 abstentions.

7. A proposal to extend the authority of the Managing Board until December 20, 2008, pursuant to Article 6 of the Articles of Association of the Company, to acquire shares in the Company’s own share capital, without limitation, against a price between one Euro cent (Euro 0.01) and one hundred and ten percent (110%) of the average closing price of the Common Shares on the NASDAQ Global Select Market for the five trading days prior to the day of purchase or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price was approved by a vote of 43,803,538 for versus 16,773 against. There were 30,549 abstentions.

8. A proposal to approve an amendment to the Company’s Amended and Restated 2005 Stock Plan (the “Amended Plan”) to increase the number of Common Shares available for issuance under the Amended Plan by 2,000,000 shares was approved by a vote of 25,892,728 for versus 16,120,827 against. There were 1,837,305 abstentions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 20, 2007